金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


03045511



GOLD PEAK

December 23, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


RECEIVED
DEC 29 2003

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	November 13, 2003
SC1-Return of Allotments	November 21, 2003
Announcement of 2003/2004 Interim Results of GP Industries Limited	November 27, 2003
Announcement of 2003/2004 Interim Results of the Company	December 1, 2003
2003/2004 Interim Report of the Company	December 1, 2003
Announcement of Possible Major Transactions or Very Substantial Acquisitions of the Company	December 5, 2003
Circular of Possible Major Transactions or Very Substantial Acquisitions of the Company	December 15, 2003
Announcement of Completion of the Asian Joint Venture and the Australian Disposal and Change of Name to "CIH Limited"	December 22, 2003

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com



Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
11	11	2003				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 5,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 13,400

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,462,533.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	10,000	0.50	1.84	Nil	1.34	13,400

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/11/2003 FF658693
CR No. : -054055-
Sh. Form : SC1
08 $14.00
TOTAL(CSH) $14.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Ip Chui Fun Senior Accounts Clerk	Rm 3706 Shek Cheung House Shek Lei Estate Kwai Chung, N.T.	10,000		
	Total Shares Allotted by Class 各類股份分配總額	10,000		

Signed 簽名： [signature]

(Name 姓名)：(Wong Man Kit) Date 日期： November 13, 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者

Exemption#82-3604



Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號
54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

18	11	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 92,500

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 172,950

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 270,555,033.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	115,000	0.50	1.45	Nil	0.95	109,250
Ordinary	70,000	0.50	1.41	Nil	0.91	63,700

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

21/11/2003 AA179204
CR No. : -054055-
Sh. Form : SC1
08 $173.00
TOTAL(CSH) $173.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Wong Pui Pui Accountant	Flat G, 16/F, Block 12 Charming Garden 8 Hoi Ting Road Mongkok, Kowloon	15,000		
Ho Pak Nin Manager	20 Belleview Drive 2/F., Repulse Bay Garden Repulse Bay, Hong Kong	100,000		
Chan Yiu Kuen Manager	330 Kam Sheung Road To Uk Tsuen, Kam Tin Yuen Long, N.T.	70,000		
	Total Shares Allotted by Class 各類股份分配總額	185,000		

Signed 簽名 : 

(Name 姓名) : (Wong Man Kit) Date 日期 : November 21, 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong with under the Companies Ordinance)



GOLD PEAK

Exemption#82-3604

SCMP
November 28, 03

Announcement of 2003/2004 Interim Results of GP Industries Limited (For the six months ended September 30, 2003)

Pursuant to Paragraph 2(2) of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the six months ended September 30, 2003 as follows:–

	2003/04		2002/03	
	S$'000	HK$'000 (Note 1)	S$'000	HK$'000 (Note 1)
Turnover	**182,491**	**812,651**	159,709	696,459
Cost of Sales	**(147,584)**	**(657,207)**	(131,623)	(573,981)
Gross Profit	**34,907**	**155,444**	28,086	122,478
Other Operating Income	**2,624**	**11,685**	1,897	8,272
Distribution Costs	**(12,307)**	**(54,804)**	(10,274)	(44,803)
Administrative Expenses	**(16,958)**	**(75,515)**	(15,767)	(68,757)
Other Operating Expenses	**(666)**	**(2,966)**	(457)	(1,993)
Profit from Operations	**7,600**	**33,844**	3,485	15,197
Finance Costs	**(3,203)**	**(14,263)**	(4,082)	(17,801)
Share of Results of Associates	**27,534**	**122,612**	23,358	101,860
Exceptional Items	**(1,566)**	**(6,975)**	(1,122)	(4,893)
Profit before Taxation	**30,365**	**135,218**	21,639	94,363
Taxation	**(7,326)**	**(32,623)**	(5,129)	(22,366)
Profit after Taxation	**23,039**	**102,595**	16,510	71,997
Minority Interests	**(564)**	**(2,512)**	(463)	(2,019)
Net Profit	**22,475**	**100,083**	16,047	69,978
	S cents	HK cents	S cents	HK cents
Earnings per share	**5.00**	**22.27**	3.59	15.66
Dividend per share Interim	**2.30**	**10.24**	1.65	7.20

Notes:–

(1) The Hong Kong dollar equivalents for the current period as shown above for illustrative purposes are converted at an average exchange rate.

(2) Certain comparative figures have been reclassified to conform with the current period's presentation.

REVIEW OF RESULTS

GP Industries continues to achieve good results in the second quarter. Turnover grew by 19.0% compared to the second quarter of last year with growth in sales of the electronics business, wire harness business and the acoustics business. Due to continual sales increases from subsidiaries and strong performance of the GP Batteries' businesses, net profit increased by 35.4% to S$13.2 million as compared to S$9.7 million in the second quarter of last year.

GP Industries achieved good results for the first half year. Turnover grew by 14.3% to S$182.5 million, compared to the first half in the previous year. Sales of electronics, wire harness and acoustics products all reported satisfactory growth. Operating profit before exceptional items also reported a significant improvement to S$4.4 million in the current first half year after investment related interest costs were taken into account. The strong performance of the Electronics Division and GP Batteries led to an increase in overall net profit by 40.1% to S$22.5 million as compared to S$16.0 million last year.

Basic earnings per share for the first half year, based on the weighted average number of 449,733,736 shares (2002: 446,965,787 shares) in issue for the current financial period, amounted to 5.00 Singapore cents, compared with 3.59 Singapore cents last period.

BUSINESS REVIEW

Electronics:

The electronics business continued to perform satisfactorily. Despite a slower first quarter, sales of electronics products registered strong growth in the second quarter. Related profit contribution before exceptional charges also recorded strong growth. During the second quarter, the electronics business reported exceptional charges of about S$1.3 million related to closure costs for a subsidiary in a continuous effort to further

Sales of wire harness continued to grow due to increased demand from the US and China markets and the stronger Japanese Yen. The associated companies in China continued to grow strongly from the robust automotive market in China.

Sales of LTK's cable business surged strongly to a record high level during the second quarter. As a result, profit contribution improved over the first quarter despite rising material costs.

The branded loudspeakers business continued its impressive growth in the European and US markets. Operating results of the acoustics business continued to improve as a result of the combined effects of sales growth and improved manufacturing efficiencies.

GP Batteries:

During its second quarter ended September 30, 2003, GP Batteries reported an increase of 25.2% in turnover and 50.5% in profit attributable to shareholders.

For the six months ended September 30, 2003, GP Batteries reported an increase of 23.3% in turnover and 55.3% in profit attributable to shareholders.

Increase in turnover was attributable to increase in sales of Nickel-Metal Hydride and Lithium Ion rechargeable batteries and the consolidation of sales of Zhongyin Ningbo Battery Co. Ltd, a 75% owned subsidiary acquired in November 2002.

The increase in net profit was due mainly to the increase in gross profit as a result of increased turnover, steady selling prices and continued cost reduction through operational rationalization.

Clipsal Industries:

Clipsal Industries reported a turnover of S$46.1 million for the three months ended June 30, 2003, and a marginal decrease of 1.7% over the turnover of the same period last year. Net profit decreased by 59.3% to S$1.7 million as contribution from Gerard Industries in Australia decreased due to exceptional provisions and write-offs.

For its financial half-year ended June 30, 2003, Clipsal Industries' turnover and net profit decreased by 4.9% and 78.4% respectively.

Despite the outbreak of SARS which had slowed down business activities in China, Hong Kong and Vietnam in its second quarter ended June 30, 2003, Clipsal Industries' business was better than that of the first quarter ended March 31, 2003. Sales growth were registered in Malaysia, Indonesia and the Middle East after the rapid conclusion of the Iraqi War. Overall gross profit margin was maintained through improvement in operational efficiencies. Clipsal Industries also registered an operating profit before exceptional items of S$2.8 million and S$0.5 million in the second quarter and the first half year ended June 30, 2003 respectively. However, decreased contribution from Gerard Industries resulted in a drop of net profit by 78.4% for its first half year ended June 30, 2003.

PROSPECTS

The business sentiments in GP Industries' export markets have continued to improve with more signs of recovery in the US economy. Despite price pressure and rising raw material costs, the Electronics Division and GP Batteries are expected to continue their growth and to achieve satisfactory results this financial year. The market conditions for Clipsal Industries are expected to remain highly competitive.

GP Industries will continue to expand its distribution network, promote its brands aggressively, reinforce product development and further improve manufacturing capabilities to boost business growth in all major markets.

Since Clipsal Industries entered into agreements with Schneider Electric SA ("Schneider") on August 25, 2003 to form a joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and simultaneously sell to Schneider Clipsal Industries' entire interest in the EWDIS business held by its associated company, Gerard Industries in Australia (the "Clipsal Transactions"), all parties to the agreements have been working diligently on the fulfillment of the conditions precedent and formalities for completion of the Clipsal Transactions. The shareholders of Clipsal Industries have approved the Clipsal Transactions on November 10, 2003.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 27, 2003

www.goldpeak.com

Exemption#82-3604

SCMP December 2, 2003

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

2003/2004 Unaudited Interim Results Announcement

(For the six months ended September 30, 2003)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2003. These results have been reviewed by the Company's audit committee.



BUSINESS REVIEW

GP Industries – 85.2% owned

GP Industries achieved highly satisfactory interim results. Turnover for the period under review grew by 14.3% and operating profit improved significantly. Net profit attributable to shareholders grew impressively by 40.1% due to the strong performance of the associates.

Electronics Division

- The electronics business continued to perform satisfactorily. Despite a slower first quarter, sales of electronics products registered a strong growth in the second quarter.
- Sales of wire harness continued to grow due mainly to increasing demand from the US and China markets and a stronger Japanese Yen. The associated companies in China continued to grow impressively due to the robust automotive industry in China. Sales of LTK's cables surged strongly during the second quarter and profit contribution improved over the first quarter despite rising material costs.
- Branded loudspeakers continued to perform satisfactorily with impressive sales growth in the European and US markets. Operating results continued to improve.

GP Batteries – 49.7%-owned by GP Industries

- GP Batteries achieved record results for the period under review. Turnover grew by 23.3% and operating profit improved significantly with overall operating margin increased from 5% to about 6%. Net profit grew by 55.3%.
- The increase in turnover was mainly due to the continued increase in sales of Nickel-Metal Hydride and Lithium Ion rechargeable batteries and the consolidation of sales of Zhongyin Ningbo Battery, a 75%-owned subsidiary acquired by GP Batteries in November 2002. Sales of Lithium Ion rechargeable batteries continued to increase. However, its volume was still behind expectation because of the outbreak of SARS earlier in the year.
- GP Batteries continued to invest aggressively in advertising and promotional activities especially in China to further strengthen its market position.

Clipsal Industries – 49.3%-owned by GP Industries

- For the six months ended June 30, 2003, Clipsal Industries' turnover decreased marginally by 4.9%. Overall gross profit margin was maintained through improvement on operational efficiencies. However, profit attributable to shareholders registered a drop of 78.4% as contribution from Gerard Industries in Australia decreased due to exceptional provisions and write-offs.
- In China, many development projects in major cities such as Beijing and Shanghai were put on hold due to measures implemented by the government to curb the spread of SARS. Business activities in Hong Kong and Vietnam were also affected by SARS. In Australia, business environment remained positive as demand in the building sector remained strong.
- As announced on August 25, 2003, Clipsal Industries entered into conditional agreements with Schneider Electric SA of France ("Schneider") to form a 50:50 joint-venture to develop, manufacture and distribute electrical wiring devices and installation systems in Asia. Simultaneously, Clipsal Industries would sell to Schneider its entire interest in Gerard Industries (the "Clipsal Transactions"). The alliance with Schneider would further strengthen Clipsal Industries' leadership position in Asia.

Technology & Strategic Division

During the period under review, Lighthouse Technologies Limited, a 47.0%-owned associate, continued to experience keen competitions and tough market conditions. The Iraqi war in the Middle East and the outbreak of SARS in Asia created further difficulties. However, with the introduction of new products and continued cost cuttings, Lighthouse Technologies managed to maintain its turnover during the period despite a lower margin.

FINANCIAL REVIEW

During the period, the Group's net bank borrowings increased by HK$28 million to HK$1,786 million. As at September 30, 2003, the aggregate of the Group's shareholders' fund and minority interests was HK$1,365 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.31, as compared with 1.43 as at March 31, 2003. The gearing ratios of the Company and GP Industries were 0.86 (March 31, 2003: 0.87) and 0.53 (March 31, 2003: 0.56) respectively whereas those of GP Batteries and Clipsal Industries were 0.73 and 0.66 (as at June 30, 2003) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimize foreign exchange risk. At September 30, 2003, 52% (March 31, 2003: 48%) of the Group's bank borrowings was revolving or repayable within one year whereas 48% (March 31, 2003: 52%) was mostly repayable between one to five years. Most of these bank borrowings were based on floating interest rates. The currencies of the Group's bank borrowings comprised US dollars, Singapore dollars and Hong Kong dollars, with each currency amounted to approximately 32%.

PROSPECTS

Most of the Group's export markets continued to perform well. Outlook for the Group for the current financial year is expected to remain positive although global business environment is still highly competitive.

The Group's electronics and battery businesses are expected to continue growing as demand for high-tech electronic goods is still strong. For Clipsal Industries and Lighthouse Technologies, business activities in Asia have gradually returned to normal following containment of the SARS outbreak and the quick conclusion of the Iraqi war, but market conditions are expected to remain highly competitive. With its strong market position, the establishment of the joint-venture with Schneider as well as the introduction of new products such as the innovative ULTI series and E3000 series, the long-term prospects of Clipsal Industries remain positive. Lighthouse Technologies will continue to streamline its operational structure to improve its competitiveness.

The Group will continue to invest in product development, technology, marketing and brand building to further strengthen its market position in respective industries. It will also review its corporate structure to further strengthen its financial position.

Since Clipsal Industries entered into agreements with Schneider on the Clipsal Transactions, all parties to the agreements have been working diligently on the fulfillment of the conditions precedent and formalities for completion of the Clipsal Transactions.

CONSOLIDATED INCOME STATEMENT

For the six months ended

For the six months ended September 30, 2002

	Technology & Strategic HK$000	Electronics HK$000	Batteries HK$000	Electrical HK$000	Elimination HK$000	Total HK$000
Turnover						
External sales	214,029	696,050	–	–	–	910,079
Inter-segment sales	15	408	–	–	(423)	0
	214,044	696,458	–	–	(423)	910,079

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$000	Electronics HK$000	Batteries HK$000	Electrical HK$000	Elimination HK$000	Total HK$000
Results						
Segmental results	11,061	10,450	–	–	–	21,511
Unallocated corporate expenses						(10,618)
Other corporate income						11,065
Profit from operations						21,958
Finance costs						
– Segment	(3,350)	(17,800)	–	–	–	(21,150)
– Corporate						(24,269)
Share of results of associates	(1,723)	50,508	36,850	14,835	–	100,470
Amortisation of goodwill on acquisition of associates						(3,568)
Amortisation of negative goodwill on acquisition of associates						558
Loss on disposal/deemed partial disposal of subsidiaries						(482)
Gain on disposal/deemed partial disposal of associates						1,037
Profit before taxation						74,554
Taxation						(23,198)
Profit before minority interests						51,356
Minority interests						(12,435)
Net profit for the period						38,921

(b) *Geographical segments*

The following is an analysis of the turnover and profit before taxation by geographical market:

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Profit before taxation 2003 HK$'000	Profit before taxation 2002 HK$'000
The People's Republic of China				
Hong Kong	38,089	48,234	11,949	8,813
Mainland China	65,541	48,022	10,265	12,418
Other Asian countries	311,426	268,739	17,346	10,537
Europe	177,530	186,268	15,166	3,099
North and South America	184,592	290,274	14,787	24,000
Australia and New Zealand	32,915	63,012	22,333	14,230
Others	2,810	5,530	10,387	1,457
	812,903	910,079	102,233	74,554

(For the six months ended September 30,)

3. **Net investment gain (loss)**

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Net unrealised holding gain (loss) on other investments	185	(7,887)
Dividend income from investments in securities	4,646	4,330
	4,831	(3,557)

4. **Other operating expenses**

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Amortisation of goodwill of subsidiaries/business	554	492
Expenses incurred for closure of factories in the United Kingdom and China	7,572	4,892
	8,126	5,384

5. **Profit from operations**

The Group's electronics and battery businesses are expected to continue growing as demand for high-tech electronic goods is still strong. For Clipsal Industries and Lighthouse Technologies, business activities in Asia have gradually returned to normal following containment of the SARS outbreak and the quick conclusion of the Iraqi war, but market conditions are expected to remain highly competitive. With its strong market position, the establishment of the joint-venture with Schneider as well as the introduction of new products such as the innovative ULTI series and E3000 series, the long-term prospects of Clipsal Industries remain positive. Lighthouse Technologies will continue to streamline its operational structure to improve its competitiveness.

The Group will continue to invest in product development, technology, marketing and brand building to further strengthen its market position in respective industries. It will also review its corporate structure to further strengthen its financial position.

Since Clipsal Industries entered into agreements with Schneider on the Clipsal Transactions, all parties to the agreements have been working diligently on the fulfillment of the conditions precedent and formalities for completion of the Clipsal Transactions.

CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended September 30, 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Turnover	2	812,903	910,079
Cost of sales		(655,270)	(726,309)
Gross profit		157,633	183,770
Other income		20,783	18,124
Distribution costs		(60,332)	(81,733)
Administrative expenses		(91,310)	(89,262)
Net investment gain (loss)	3	4,831	(3,557)
Other operating expenses	4	(8,126)	(5,384)
Profit from operations	5	23,479	21,958
Finance costs		(35,712)	(45,419)
Share of results of associates		121,741	100,470
Amortisation of goodwill on acquisition of associates		(3,570)	(3,568)
Amortisation of negative goodwill on acquisition of associates		768	558
Loss on disposal/deemed partial disposal of subsidiaries		(4,266)	(482)
(Loss) Gain on disposal/deemed partial disposal of associates		(207)	1,037
Profit before taxation		102,233	74,554
Taxation	6	(33,044)	(23,198)
Profit before minority interests		69,189	51,356
Minority interests		(16,628)	(12,435)
Net profit for the period		52,561	38,921
Interim Dividend		21,644	15,957
Earnings Per Share	7		
Basic		9.8 cents	7.3 cents
Diluted		8.7 cents	7.3 cents

NOTES TO THE CONSOLIDATED INCOME STATEMENT

1. **Significant accounting policies**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2003 except that the Company has adopted SSAP 12 (Revised) "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003.

SSAP 12 (Revised) "Income Taxes"

In the current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

Comparative amounts for 2002 have been restated accordingly. Opening retained profits at April 1, 2002 and 2003 have been reduced by HK$10,428,000 and HK$8,694,000 respectively, which represent the net deferred tax liabilities not provided for in prior years for the Group. This change has resulted in a decrease in interests in associates by HK$5,830,000 and an increase in deferred tax liabilities by HK$2,864,000 as at March 31, 2003. The profit for the six months ended September 30, 2002 has been increased by HK$125,000, represented by a decrease in taxation of HK$125,000.

2. **Segment information**

The analysis of the Group's segment information are as follows:

(a) *Business segments*

The following is an analysis of the turnover and profit by principal activity:

For the six months ended September 30, 2003

	Technology & Strategic HK$000	Electronics HK$000	Batteries HK$000	Electrical HK$000	Elimination HK$000	Total HK$000
Turnover						
External sales	252	812,651	–	–	–	812,903
Inter-segment sales	8	–	–	–	(8)	0
	260	812,651	–	–	(8)	812,903
Inter-segment sales are charged at prevailing market rates.						
Results						
Segmental results	3,760	28,823	–	–	–	32,583
Unallocated corporate expenses						(20,073)
Other corporate income						10,969
Profit from operations						23,479
Finance costs						
– Segment	(197)	(16,074)	–	–	–	(16,271)
– Corporate						(19,441)
Share of results of associates	(616)	51,320	62,282	8,755	–	121,741
Amortisation of goodwill on acquisition of associates						(3,570)
Amortisation of negative goodwill on acquisition of associates						768
Loss on deemed partial disposal of subsidiaries						(4,266)
Loss on deemed partial disposal of associates						(207)
Profit before taxation						102,233
Taxation						(33,044)
Profit before minority interests						69,189
Minority interests						(16,628)
Net profit for the period						52,561

	2003 HK$'000	2002 HK$'000
Dividend income from investments in securities	4,646	4,330
	4,831	(3,557)

4. **Other operating expenses**

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Amortisation of goodwill of subsidiaries/business	554	492
Expenses incurred for closure of factories in the United Kingdom and China	7,572	4,892
	8,126	5,384

5. **Profit from operations**

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	–	5,564
Amortisation of trademarks	2,091	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	20,552	21,297
Assets held under finance leases	500	1,325

6. **Taxation**

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	5,686	4,354
Taxation in jurisdictions other than Hong Kong	5,739	4,159
Deferred taxation	223	(993)
	11,648	7,520
Share of taxation of associates:		
Hong Kong Profits Tax	1,509	2,262
Taxation in jurisdictions other than Hong Kong	19,887	13,416
	21,396	15,678
	33,044	23,198

Hong Kong Profits Tax is calculated at 17.5% (2002: 16.0%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	52,561	38,921
Effect of dilutive potential shares on the share of results of subsidiaries and associates based on the dilution of their earnings per share	(1,841)	(176)
Adjustment resulting from the assumed conversion of the convertible note	(3,759)	–
Earnings for the purpose of diluted earnings per share	46,961	38,745
Number of shares	'000	'000
Weighted average number of shares for the purpose of basic earnings per share	534,491	531,905
Effect of dilutive potential shares on share options	5,476	–
Weighted average number of shares for the purpose of diluted earnings per share	539,967	531,905

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

SUMMARY OF RESULTS

For the six months ended September 30, 2003, the Group's turnover amounted to HK$812.9 million, a decrease of 10.7% as compared with HK$910.1 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$52.6 million, an increase of 35.0% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 9.8 cents as compared with 7.3 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 4.0 cents (2002: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$21,644,000 (2002: HK$15,957,000) based on the total number of shares in issue as at November 28, 2003, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on or about January 9, 2004 to registered shareholders of the Company on December 31, 2003.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 24, 2003 to December 31, 2003, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 23, 2003.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website (http://www.hkex.com.hk) in due course.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, December 1, 2003

www.goldpeak.com

2

December 8, 2003
SCMP

Exemption#82-3604

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

POSSIBLE MAJOR TRANSACTIONS OR VERY SUBSTANTIAL ACQUISITIONS

GP Industries, the Company's Singapore-listed subsidiary, currently holds a stake of approximately 49.3% in Clipsal Industries. It is possible that, in the future, GP Industries may increase its shareholding in Clipsal Industries to more than 50% through the Consolidation Transactions such that the financial results, and assets and liabilities of Clipsal Industries would be consolidated into the financial statements of GP Industries and the Company. It is also possible that subsequently GP Industries may reduce its shareholding in Clipsal Industries to 50% or less through the De-consolidation Transactions such that the financial results, and assets and liabilities of Clipsal Industries would be de-consolidated from the financial statements of GP Industries and the Company. Under the Listing Rules, the Consolidation Transactions will be treated as either major transactions or very substantial acquisitions for the Company and the De-consolidation Transactions will be treated as major transactions for the Company, if and when they occur. The Transactions would, therefore, require prior approval of the Shareholders at an extraordinary general meeting. A circular containing details of the Transactions will be despatched to the Shareholders shortly.

Under the Listing Rules, in the event that the Consolidation Transactions are treated as very substantial acquisitions, if and when they occur, the Stock Exchange may treat the Company as a new listing applicant. In view of the nature and circumstances of the Transactions, the Company has applied to the Stock Exchange for, and the Stock Exchange has given, a confirmation that the Company will not be treated as a new listing applicant in accordance with Paragraph 14.07(3) of the Listing Rules.

Introduction

GP Industries, the Company's Singapore-listed subsidiary, currently holds a stake of approximately 49.3% in Clipsal Industries. It is possible that, in the future, the GP Industries Group may enter into the Consolidation Transactions. The Consolidation Transactions include: GP Industries or any of its subsidiaries acquiring further Clipsal Shares in the market; Clipsal Industries issuing a scrip dividend or repurchasing its own shares in the market. If such events result in an increase of the holding of GP Industries in Clipsal Industries by approximately 0.7% or more of the total Clipsal Shares outstanding, GP Industries would then be holding 50% or more of Clipsal Industries, with the possible effect that in the future the financial results, and assets and liabilities of Clipsal Industries would be consolidated into the financial statements of GP Industries. As GP Industries is a subsidiary of the Company, Clipsal Industries would also become an indirect subsidiary of the Company and the financial results and assets and liabilities of Clipsal Industries would also be consolidated into the financial statements of the Company.

If the shareholding interest of GP Industries in Clipsal Industries subsequently rises to above 50%, it is possible that, should it be beneficial to the GP Industries Group or should market conditions be suitable, the GP Industries Group may enter into the De-consolidation Transactions. The De-consolidation Transactions include: GP Industries or any of its subsidiaries selling Clipsal Shares or Clipsal Industries issuing further Clipsal Shares pursuant to the exercise of options granted under its share option scheme or its normal corporate activities. As a result of these events, the shareholding of GP Industries in Clipsal Industries may fall to 50% or less and the financial results, and assets and liabilities of Clipsal Industries would cease to be consolidated into the financial statements of GP Industries and the Company.

The timing and/or price(s) of such Clipsal Shares purchase(s), issuance(s), repurchase(s) and/or sale(s) would depend on market conditions at the relevant time(s) and date(s) if and when such Transaction(s) take(s) place.

Extraordinary general meeting

Based on the latest published audited financial statements of Clipsal Industries and the Exchange Rate of S$1 = HK$4.5208 as at 5 December 2003, the consolidated net tangible asset value of Clipsal Industries represents approximately 103.1% of that of the Company. Under the Listing Rules and on the basis that the Transactions were to occur today, the Consolidation Transactions will be treated as very substantial acquisitions for the Company and the De-consolidation Transactions will be treated as major transactions for the Company.

However the Consolidation Transactions will be treated as major transactions for the Company if, based on the prevailing Exchange Rate on the date of their possible occurrence, the consolidated net tangible asset value of Clipsal Industries represents less than 100% but more than, or equal to, 50% of that of the Company.

It should be noted that the actual classification of the Transactions under the Listing Rules will depend on, among other things, the consolidated net tangible asset value of Clipsal Industries and the Exchange Rate prevailing on the date of the Transactions, if and when they occur.

The Transactions would, therefore, require prior approval of the Shareholders at an extraordinary general meeting. A circular containing details of the Transactions will be despatched to the Shareholders shortly, seeking their approval for possible major transactions or very substantial transactions occurring within a period of one year.

A further announcement will be made by the Company on the Transactions if and when they occur.

Application for confirmation that the Company will not be treated as a new listing applicant

Under the Listing Rules, in the event that the Consolidation Transactions are treated as very substantial acquisitions, the Stock Exchange may treat the Company as a new listing applicant. In view of the nature and circumstances of the Transactions and based on the confirmation of the Company of its satisfaction of each of the conditions set out in Paragraph 14.07(3) of the Listing Rules, the Company has applied to the Stock Exchange for, and the Stock Exchange has given, a confirmation that the Company will not be treated as a new listing applicant in accordance with Paragraph 14.07(3) of the Listing Rules. Such confirmation is subject to the condition that no material change has taken place from the time of the confirmation application to that of the Transactions, if and when they occur.

The Company has no definite plans on if and when the Transactions will occur as the Transactions are effected by the GP Industries Group and they will depend on market conditions.

Reasons for seeking Shareholders' approval on the Transactions

Under the relevant regulations in Singapore, GP Industries is permitted to increase its shareholding in Clipsal Industries to above 50%, such that the financial results, and assets and liabilities of Clipsal Industries are consolidated into the financial statements of GP Industries, or to subsequently reduce its shareholding to 50% or less of Clipsal Industries, without seeking the approval of its shareholders.

The reasons for seeking Shareholders' approval for the Transactions are to regularise the Company's position in the event that GP Industries acquire any Clipsal Shares or Clipsal Industries issue a scrip dividend or repurchases its own shares, such that the shareholding of GP Industries in Clipsal Industries rises to above 50%. Furthermore, GP Industries may subsequently sell Clipsal Shares or Clipsal Industries may issue further Clipsal Shares such that the shareholding of GP Industries in Clipsal Industries may fall to 50% or less. It would not be possible in such events to seek the prior approval of the Shareholders for such share purchase(s), issuance(s), repurchase(s) or sale(s), as any such Transactions would be made in the market and could not be made conditional on the approval of the Shareholders.

The Directors believe that it would be appropriate for both GP Industries and Clipsal Industries to be able to act in their discretion for the interests of their shareholders depending on the prevailing situation and the opportunities available. Therefore, to achieve this flexibility, prior approval of the Transactions is being sought from the Shareholders.

Business of the Company

The Company, through its subsidiaries, is principally engaged in the development, manufacture and distribution of electronic products, including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers. The Company, through its associated companies, manufactures and distributes batteries, battery-related products and electrical installation products, and also develops and distributes light emitting diode display screens.

Information on Clipsal Industries

Clipsal Industries is a holding company and its subsidiaries and associated companies are principally engaged in the development, manufacture and marketing of electrical installation products. Clipsal Industries has been listed on the main board of the SGX since September 1992. For the financial years ended 31 December 2001 and 2002, Clipsal Industries reported a turnover of approximately S$197.3 million (approximately HK$834.3 million) and approximately S$186.0 million (approximately HK$836.5 million) respectively and a profit attributable to shareholders of approximately S$11.7 million (approximately HK$49.5 million) and approximately S$8.0 million (approximately HK$35.9 million) respectively. As at 31 December 2002, Clipsal Industries had shareholders' funds of approximately S$247.0 million (approximately HK$1,110.8 million).

Clipsal Transactions

Reference is made to the Announcement in relation to the Clipsal Transactions. The Company is not a party to the Clipsal Transactions but in accordance with the Listing Rules, the Company issued the Announcement to keep its Shareholders informed. Currently the Clipsal Transactions have not been completed as their conditions precedent have not yet been fully satisfied nor waived. As certain of the conditions precedent relate to the granting of relevant governmental or regulatory approvals and/or third party consents for the Clipsal Transactions, the Directors therefore currently have no knowledge as to when such conditions precedent will be satisfied and when the Clipsal Transactions will be completed. Should the Clipsal Transactions be completed prior to the Transactions and based on the pro forma consolidated net tangible asset value of Clipsal Industries, as if the Clipsal Transactions were completed, of approximately S$306.1 million and the Exchange Rate of S$1 = HK$4.5208 as at 5 December 2003, it will represent approximately 147.1% of that of the Company. Based on this and on the confirmation of the Company of its satisfaction of each of the conditions set out in Paragraph 14.07(3) of the Listing Rules, the Stock Exchange has confirmed that the Company will not be treated as a new listing applicant in accordance with Paragraph 14.07(3) of the Listing Rules.

In this announcement, the following words have the following meanings:–

"Announcement"	the announcement issued by the Company on 25 August 2003 in relation to the Clipsal Transactions
"Clipsal Industries"	Clipsal Industries (Holdings) Limited, a public company incorporated in Singapore with limited liability, the shares of which are listed on the main board of SGX and an approximately 49.3% owned associated company of GP Industries
"Clipsal Shares"	ordinary shares of S$0.30 each in the share capital of Clipsal Industries
"Clipsal Transactions"	the transactions entered into between Clipsal Industries and Schneider Electric SA, namely: (i) the formation of a 50-50 joint venture between Clipsal Industries and Schneider Electric SA to develop, manufacture and distribute electrical wiring devices and installation systems in Asia; and (ii) the sale of the entire 52.4% interest of Clipsal Industries in the electrical wiring devices and installation systems business of Gerald Industries (No 3) Pty Ltd. to Schneider Electric SA for cash
"Company"	Gold Peak Industries (Holdings) Limited, a public company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Consolidation Transactions"	any transaction or series of transactions which may be effected by any member of the GP Industries Group (including any acquisition of Clipsal Shares by GP Industries or any of its subsidiaries, any repurchase of Clipsal Shares by Clipsal Industries or any issue of a scrip dividend by Clipsal Industries) and which will result in the shareholding of GP Industries in Clipsal Industries being increased to more than 50% and the financial results, and assets and liabilities of Clipsal Industries being consolidated into the financial statements of GP Industries and the Company
"De-consolidation Transactions"	(where GP Industries' shareholding in Clipsal Industries is more than 50%) any transaction or series of transactions which may be effected by any member of the GP Industries Group (including any sale of Clipsal Shares by GP Industries or any of its subsidiaries or any issue of Clipsal Shares by Clipsal Industries pursuant to the exercise of options granted under its share option scheme or its normal corporate activities) and which will result in the shareholding of GP Industries in Clipsal Industries being reduced to 50% or less and the financial results, and assets and liabilities of Clipsal Industries being de-consolidated from the financial statements of GP Industries and the Company
"Directors"	directors of the Company
"Exchange Rate"	the Singapore dollar to Hong Kong dollar exchange rate
"GP Industries"	GP Industries Limited, a public company incorporated in Singapore with limited liability, the shares of which are listed on the main board of SGX and an approximately 85.2% owned subsidiary of the Company
"GP Industries Group"	GP Industries and its subsidiaries and associated companies
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SGX"	the Singapore Exchange Securities Trading Limited
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction(s)"	the Consolidation Transactions and the De-consolidation Transactions
"%"	per cent.

Note: For the purpose of this announcement, the Exchange Rate used is S$1 = HK$4.2287 for 31 December 2001 and S$1 = HK$4.4968 for 31 December 2002.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 5 December 2003

www.goldpeak.com

Exemption#82-3604

SCMP December 23, 2003

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

COMPLETION OF THE ASIAN JOINT VENTURE AND THE AUSTRALIAN DISPOSAL AND CHANGE OF NAME TO "CIH LIMITED"

Reference is made to the announcement made by the Company dated 25 August 2003. On 22 December 2003, GP Industries, a subsidiary of the Company, and Clipsal Industries, an associated company of the Company, both of which have their shares listed on the Singapore Stock Exchange, released announcements in Singapore that the Transactions with Schneider Electric, a substantial shareholder of the Company, have been completed.

The Company is not a party to the Transactions and the Transactions do not constitute a notifiable transaction for the Company under the Listing Rules. The content of the announcements released by GP Industries and Clipsal Industries is being reproduced below pursuant to the provisions of paragraph 2(2) of Appendix 7a of the Listing Rules for information purposes only.

Terms used in this announcement shall have the same meanings as defined in the Clipsal Industries Announcement, which has been reproduced herein, unless the context otherwise requires.

Reference is made to the announcement made by the Company dated 25 August 2003. On 22 December 2003, GP Industries Limited ("GP Industries"), a 85.7% owned subsidiary of Gold Peak Industries (Holdings) Limited (the "Company" or "Gold Peak") and Clipsal Industries (Holdings) Limited ("Clipsal Industries"), a 49.3% owned associated company of GP Industries and hence an associated company of the Company, both of which have their shares listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange"), released announcements today in Singapore that the Transactions with Schneider Electric, a company incorporated in France and a substantial shareholder of the Company, have been completed.

The Company is not a party to the Transactions and the Transactions do not constitute a notifiable transaction for the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The content of the announcement of Clipsal Industries dated 22 December 2003 (the "Clipsal Industries Announcement"), and effectively the announcement of GP Industries dated 22 December 2003, is being reproduced below for the information of the shareholders of the Company pursuant to the provisions of paragraph 2(2) of Appendix 7a of the Listing Rules for information purposes only.

"The Board of Directors of Clipsal Industries (Holdings) Limited ("**Clipsal Industries**") is pleased to announce that the following inter-dependent and conditional transactions with its substantial shareholder Schneider Electric SA ("**Schneider Electric**") have been completed today ("**Completion**"):

(i) the 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("**EWDIS Business**") in Asia pursuant to a conditional joint venture agreement (the "**JVA**") entered into by Clipsal Industries and Schneider Electric on 25 August 2003 (the "**Asian Joint Venture**"). The JVA was amended and restated on 22 December 2003 pursuant to an agreement to amend and restate the JVA (the amended and restated JVA referred to as the "**Amended JVA**"); and

(ii) the sale of Clipsal Industries' entire effective 52.4 per cent. interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd ("**Gerard Industries**") in Australia to Schneider Electric's wholly-owned subsidiary Schneider Electric Australia Holdings Pty Ltd ("**Schneider Electric Australia**") pursuant to a conditional share purchase agreement (the "**Australian SPA**") entered into by, *inter alia*, Clipsal Industries, its wholly-owned subsidiary Dragon Star Enterprises Limited ("**Dragon Star**"), Schneider Electric and Schneider Electric Australia on 25 August 2003 (the "**Australian Disposal**"),

(collectively, the "**Transactions**").

Asian Joint Venture

Clipsal Industries had on 25 August 2003 entered into a conditional share purchase agreement (the "**Clipsal SPA**") with the joint venture company Clipsal Asia Holdings Limited ("**CAHL**"). The Clipsal SPA was amended and restated on 22 December 2003 pursuant to an agreement to amend and restate the Clipsal SPA (the amended and restated Clipsal SPA referred to as the "**Amended Clipsal SPA**").

Pursuant to the Amended Clipsal SPA, Clipsal Industries has transferred its EWDIS Business in Asia to CAHL for US$106.7 million, of which:

(a) US$59.6 million was used by Clipsal Industries to subscribe for 59,599,990 shares in CAHL;

(b) US$31.75 million is payable to the Clipsal Industries group in cash on or around completion; and

(c) US$15.35 million will be paid to the Clipsal Industries group following, inter alia, the completion of the transfers of certain companies to CAHL.

Pursuant to the conditional share purchase agreement entered into between CAHL and Schneider Electric on 25 August 2003 (the "**Schneider SPA**") and the Amended JVA, Schneider Electric has transferred its electrical wiring devices business ("**EWD Business**") in Asia for US$12.5 million and a cash injection of US$47.1 million to CAHL in consideration for the issue of 59,599,990 shares in CAHL.

As at the date of this announcement, Clipsal Industries and Schneider Electric each hold a 50 per cent. interest in CAHL, each comprising 59,600,000 shares of US$1.00 each in the issued and paid-up capital of CAHL. CAHL is now the sole manufacturer and distributor of electrical wiring devices and installation systems products under the "Clipsal" brand name, and in certain territories specified in the JVA, either the sole, exclusive manufacturer or a non-exclusive supplier, of all of the Schneider Electric electrical wiring devices products under the "PDL", "Square D" and "Merlin Gerin" brand names in Asia.

Australian Disposal

Pursuant to and in connection with the terms of the Australian SPA, Clipsal Industries has, through its wholly-owned subsidiary Dragon Star, sold its entire effective 52.4 per cent. interest in the EWDIS Business of Gerard Industries to Schneider Electric's wholly-owned subsidiary Schneider Electric Australia and the initial proceeds of approximately A$90.7 million have been satisfied by Schneider Electric to Clipsal Industries today. A further amount of approximately A$2.1 million (the "**Post-Completion Proceeds**") may also be paid to Clipsal Industries post-Completion, depending upon any post-Completion audit adjustments to be made to the net asset value of the Gerard Industries EWDIS Business under the terms of the Australian SPA.

As stated in Clipsal Industries' circular to shareholders dated 15 October 2003 (the "**Circular**"), a further amount of A$56.0 million has been retained for a period of four years from Completion to cover any liability that Clipsal Industries may have to any warranty claims under the terms of the Australian SPA.

Change of Name

As part of the Transactions, Schneider Electric has acquired the "Clipsal" brand name under the terms of the Australian Disposal, and the Asian Joint Venture has been granted the right to use the "Clipsal" brand name in Asia. As stated in the Circular, Clipsal Industries had proposed to change its corporate name to CIH Limited to avoid any confusion. Clipsal Industries had accordingly sought and obtained the approval of its shareholders at the extraordinary general meeting held on 10 November 2003, as well as the Registrar of Companies and Businesses ("**RCB**") and the Singapore Exchange Securities Trading Limited, to change its corporate name to CIH Limited. With the lodgement of the notice of the special resolution of Clipsal Industries' change of name with RCB today, the name of Clipsal Industries has been changed from "Clipsal Industries (Holdings) Limited" to "CIH Limited" with effect from today.

Consequent to the name change, the name of Clipsal Industries' scrip dividend scheme will be changed from "Clipsal Industries (Holdings) Limited Scrip Dividend Scheme" to "CIH Limited Scrip Dividend Scheme", all references in the scrip dividend scheme and Clipsal Industries' current CIHL Share Option Scheme 1999 ("**1999 Scheme**") to the word "Clipsal" will be removed and all references to Clipsal Industries in its scrip dividend scheme and the 1999 Scheme will be amended to mean "CIH Limited"."

BY ORDER OF THE BOARD
WONG Man Kit
Company Secretary

Hong Kong, 22 December 2003

www.goldpeak.com

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司


GOLD
PEAK

Interim Report 2003/04

Corporate Information

BOARD OF DIRECTORS	**Executive** Victor LO Chung Wing, *Chairman & Chief Executive* Andrew NG Sung On, *Vice Chairman* Kevin LO Chung Ping Paul LO Chung Wai LEUNG Pak Chuen Richard KU Yuk Hing Andrew CHUANG Siu Leung CHAU Kwok Wai Raymond WONG Wai Kan
	Non-Executive Vincent CHEUNG Ting Kau LUI Ming Wah John LO Siew Kiong
AUDIT COMMITTEE	Vincent CHEUNG Ting Kau, *Chairman* LUI Ming Wah John LO Siew Kiong
AUDITORS	Deloitte Touche Tohmatsu
SECRETARY AND REGISTERED OFFICE	WONG Man Kit Gold Peak Building, 8th Floor, 30 Kwai Wing Road Kwai Chung, New Territories, Hong Kong Tel: (852) 2427 1133 Fax: (852) 2489 1879 E-mail: gp@goldpeak.com Website: www.goldpeak.com
SHARE REGISTRARS AND TRANSFER OFFICE	Abacus Share Registrars Limited G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
ADR DEPOSITARY	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

KEY DATES

Closure of Register:	December 24 to December 31, 2003
Interim Dividend:	Payable on or about January 9, 2004

Group Structure


Gold Peak Industries (Holdings) Limited
GP Industries Limited
Singapore-listed
85.2%*
Technology & Strategic Division
Electronics Business
Electronics & components
Wire harness & cables
Acoustics
GP Batteries International Limited
Batteries & related products
Singapore-listed
49.7%*
Clipsal Industries (Holdings) Limited
Electrical installation products
Singapore-listed
49.3%*
Lighthouse Technologies Limited (47.0%)
LED display screens
International Resolute Company Limited # (100%)
Distribution Business

* *Percentages stated denote respective shareholdings held by Gold Peak and GP Industries as at November 28, 2003*

\# *Holding an industrial building for own use*

Group Profile

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via its major industrial investment vehicle, the Singapore-listed GP Industries Limited. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** electrical installation products.

The parent company, Gold Peak Industries (Holdings) Limited [SEHK Stock Code: 40], was established in 1964 and has been listed in Hong Kong since 1984.

Currently, Gold Peak holds an 85.2%* interest in GP Industries while GP Industries holds a 49.7%* interest in GP Batteries International Limited and a 49.3%* interest in Clipsal Industries (Holdings) Limited respectively. GP Industries, GP Batteries and Clipsal Industries have been listed in Singapore since 1995, 1991 and 1992 respectively.

In addition to its investments in GP Batteries and Clipsal Industries, GP Industries is also engaged in the development, manufacture and distribution of electronics and components, wire harness and cables as well as loudspeakers.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than 10 countries around the world. Including the major operations of its various divisions, the Group is currently employing over 16,500 people worldwide.

*(*as at November 28, 2003)*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2003. These results have been reviewed by the Company's audit committee.

Highlights

- The Group achieved good results during the period despite a volatile market and the outbreak of SARS in Asia. Profit attributable to shareholders grew by 35.0% to HK$52.6 million.
- Consolidated turnover was HK$812.9 million, a decrease of 10.7% as Lighthouse Technologies' turnover was not consolidated since it became an associate in March 2003. If Lighthouse Technologies had remained as a subsidiary, consolidated turnover would have been HK$1,031.6 million, an increase of 13.4% over the previous period.
- Turnover for all divisions amounted to HK$3,204.6 million, up 17.6%.
- Earnings per share amounted to 9.8 Hong Kong cents, up 34.2%.
- Interim dividend per share: 4.0 Hong Kong cents (2002/03: 3.0 Hong Kong cents).

Business Review

GP Industries – 85.2% owned

- GP Industries achieved highly satisfactory interim results. Turnover for the period under review grew by 14.3% and operating profit improved significantly. Net profit attributable to shareholders grew impressively by 40.1% due to the strong performance of the associates.

  Electronics Division

  - The electronics business continued to perform satisfactorily. Despite a slower first quarter, sales of electronics products registered a strong growth in the second quarter.
  - Sales of wire harness continued to grow due mainly to increasing demand from the US and China markets and a stronger Japanese Yen. The associated companies in China continued to grow impressively due to the robust automotive industry in China. Sales of LTK's cables surged strongly during the second quarter and profit contribution improved over the first quarter despite rising material costs.
  - Branded loudspeakers continued to perform satisfactorily with impressive sales growth in the European and US markets. Operating results continued to improve.

GP Batteries – 49.7%-owned by GP Industries

- GP Batteries achieved record results for the period under review. Turnover grew by 23.3% and operating profit improved significantly with overall operating margin increased from 5% to about 6%. Net profit grew by 55.3%.

- The increase in turnover was mainly due to the continued increase in sales of Nickel-Metal Hydride and Lithium Ion rechargeable batteries and the consolidation of sales of Zhongyin Ningbo Battery, a 75%-owned subsidiary acquired by GP Batteries in November 2002. Sales of Lithium Ion rechargeable batteries continued to increase. However, its volume was still behind expectation because of the outbreak of SARS earlier in the year.

- GP Batteries continued to invest aggressively in advertising and promotional activities especially in China to further strengthen its market position.

Clipsal Industries – 49.3%-owned by GP Industries

- For the six months ended June 30, 2003, Clipsal Industries' turnover decreased marginally by 4.9%. Overall gross profit margin was maintained through improvement on operational efficiencies. However, profit attributable to shareholders registered a drop of 78.4% as contribution from Gerard Industries in Australia decreased due to exceptional provisions and write-offs.

- In China, many development projects in major cities such as Beijing and Shanghai were put on hold due to measures implemented by the government to curb the spread of SARS. Business activities in Hong Kong and Vietnam were also affected by SARS. In Australia, business environment remained positive as demand in the building sector remained strong.

- As announced on August 25, 2003, Clipsal Industries entered into conditional agreements with Schneider Electric SA of France ("Schneider") to form a 50:50 joint-venture to develop, manufacture and distribute electrical wiring devices and installation systems in Asia. Simultaneously, Clipsal Industries would sell to Schneider its entire interest in Gerard Industries (the "Clipsal Transactions"). The alliance with Schneider would further strengthen Clipsal Industries' leadership position in Asia.

Technology & Strategic Division

During the period under review, Lighthouse Technologies Limited, a 47.0%-owned associate, continued to experience keen competitions and tough market conditions. The Iraqi war in the Middle East and the outbreak of SARS in Asia created further difficulties. However, with the introduction of new products and continued cost cuttings, Lighthouse Technologies managed to maintain its turnover during the period despite a lower margin.

Financial Review

During the period, the Group's net bank borrowings increased by HK$28 million to HK$1,786 million. As at September 30, 2003, the aggregate of the Group's shareholders' fund and minority interests was HK$1,365 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.31, as compared with 1.43 as at March 31, 2003. The gearing ratios of the Company and GP Industries were 0.86 (March 31, 2003: 0.87) and 0.53 (March 31, 2003: 0.56) respectively whereas those of GP Batteries and Clipsal Industries were 0.73 and 0.66 (as at June 30, 2003) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimize foreign exchange risk. At September 30, 2003, 52% (March 31, 2003: 48%) of the Group's bank borrowings was revolving or repayable within one year whereas 48% (March 31, 2003: 52%) was mostly repayable between one to five years. Most of these bank borrowings were based on floating interest rates. The currencies of the Group's bank borrowings comprised US dollars, Singapore dollars and Hong Kong dollars, with each currency amounted to approximately 32%.

Prospects

Most of the Group's export markets continued to perform well. Outlook for the Group for the current financial year is expected to remain positive although global business environment is still highly competitive.

The Group's electronics and battery businesses are expected to continue growing as demand for high-tech electronic goods is still strong. For Clipsal Industries and Lighthouse Technologies, business activities in Asia have gradually returned to normal following containment of the SARS outbreak and the quick conclusion of the Iraqi war, but market conditions are expected to remain highly competitive. With its strong market position, the establishment of the joint-venture with Schneider as well as the introduction of new products such as the innovative ULTI series and E3000 series, the long-term prospects of Clipsal Industries remain positive. Lighthouse Technologies will continue to streamline its operational structure to improve its competitiveness.

The Group will continue to invest in product development, technology, marketing and brand building to further strengthen its market position in respective industries. It will also review its corporate structure to further strengthen its financial position.

Since Clipsal Industries entered into agreements with Schneider on the Clipsal Transactions, all parties to the agreements have been working diligently on the fulfillment of the conditions precedent and formalities for completion of the Clipsal Transactions.

Consolidated Income Statement

For the six months ended September 30

	Notes	2003 (Unaudited) HK$'000	2002 (Unaudited) (Restated) HK$'000
Turnover	2	**812,903**	910,079
Cost of sales		**(655,270)**	(726,309)
Gross profit		**157,633**	183,770
Other income		**20,783**	18,124
Distribution costs		**(60,332)**	(81,733)
Administrative expenses		**(91,310)**	(89,262)
Net investment gain (loss)	3	**4,831**	(3,557)
Other operating expenses	4	**(8,126)**	(5,384)
Profit from operations	5	**23,479**	21,958
Finance costs		**(35,712)**	(45,419)
Share of results of associates		**121,741**	100,470
Amortisation of goodwill on acquisition of associates		**(3,570)**	(3,568)
Amortisation of negative goodwill on acquisition of associates		**768**	558
Loss on disposal/deemed partial disposal of subsidiaries		**(4,266)**	(482)
(Loss) Gain on disposal/deemed partial disposal of associates		**(207)**	1,037
Profit before taxation		**102,233**	74,554
Taxation	6	**(33,044)**	(23,198)
Profit before minority interests		**69,189**	51,356
Minority interests		**(16,628)**	(12,435)
Net profit for the period		**52,561**	38,921
Interim Dividend		**21,644**	15,957
Earnings Per Share	7		
Basic		**9.8 cents**	7.3 cents
Diluted		**8.7 cents**	7.3 cents

Consolidated Balance Sheet

	Notes	September 30, 2003 (Unaudited) HK$'000	March 31, 2003 (Audited) (Restated) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**112,295**	112,295
Property, plant and equipment	8	**299,319**	259,895
Interests in associates		**1,837,114**	1,729,415
Trademarks		**58,558**	60,649
Investments in securities		**179,962**	177,358
Advances to trade associates		**109,000**	109,000
Goodwill		**8,842**	9,146
		2,605,090	2,457,758
Current assets			
Inventories		**302,045**	282,996
Debtors, bills receivable and prepayments	9	**571,357**	533,190
Investments in securities		**184,639**	182,351
Dividends receivable		**14,321**	17,928
Taxation recoverable		**69**	236
Bank balances, deposits and cash		**324,140**	163,529
		1,396,571	1,180,230
Current liabilities			
Creditors and accrued charges	10	**423,637**	394,060
Obligations under finance leases		**2,791**	2,127
Taxation payable		**12,037**	6,710
Bank loans, overdrafts and import loans		**1,088,807**	911,205
		1,527,272	1,314,102
Net current liabilities		**(130,701)**	(133,872)
Total assets less current liabilities		**2,474,389**	2,323,886
Minority interests		**264,220**	223,932
Non-current liabilities			
Borrowings		**1,018,800**	1,008,688
Convertible note		**87,202**	85,925
Deferred taxation		**3,756**	3,530
		1,109,758	1,098,143
Net assets		**1,100,411**	1,001,811
CAPITAL AND RESERVES			
Share capital		**270,248**	265,953
Reserves		**830,163**	735,858
Shareholders' funds		**1,100,411**	1,001,811

Condensed Consolidated Cash Flow Statement

For the six months ended September 30

	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (outflow) inflow from operating activities	**(20,425)**	53,929
Net cash inflow from investing activities	**12,024**	6,321
Net cash inflow (outflow) from financing	**161,055**	(122,658)
Increase (Decrease) in cash and cash equivalents	**152,654**	(62,408)
Cash and cash equivalents at beginning of the period	**156,168**	355,500
Effect of foreign exchange rate changes	**3,030**	2,012
Cash and cash equivalents at end of the period	**311,852**	295,104

Consolidated Statement of Changes in Equity

For the six months ended September 30, 2003

	Share Capital HK'000	Share Premium HK'000	Legal Reserve HK'000	Properties Revaluation Reserve HK'000	Translation Reserve HK'000
At April 1, 2003					
As previously reported	265,953	449,243	10,167	100,603	(211,355)
Prior year adjustments	–	–	–	–	–
As restated	265,953	449,243	10,167	100,603	(211,355)
Issue of shares, *net of expenses*	4,295	6,200	–	–	–
Disposal of a subsidiary	–	–	–	–	–
Share of reserves of associates	–	–	–	–	53,413
Net profit for the period	–	–	–	–	–
Dividend paid – 2003 final dividend	–	–	–	–	–
Dividend proposed – 2004 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	(905)
At September 30, 2003	270,248	455,443	10,167	100,603	(158,847)

For the six months ended September 30, 2002

	Share Capital HK'000	Share Premium HK'000	Legal Reserve HK'000	Properties Revaluation Reserve HK'000	Translation Reserve HK'000
At April 1, 2002					
As previously reported	265,953	449,243	9,745	100,603	(212,319)
Prior year adjustments	–	–	–	–	–
As restated	265,953	449,243	9,745	100,603	(212,319)
Disposal of a subsidiary	–	–	–	–	638
Share of reserves of associates	–	–	–	–	195
Net profit for the period	–	–	–	–	–
Dividend paid – 2002 final dividend	–	–	–	–	–
Dividend proposed – 2003 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	(13,161)
At September 30, 2002	265,953	449,243	9,745	100,603	(224,647)

Goodwill Reserve HK'000	Capital Reserve HK'000	Capital Redemption Reserve HK'000	Dividend Reserve HK'000	Accumulated Profits HK'000	Total HK'000
(640,790)	36,879	35,358	18,617	945,830	1,010,505
–	–	–	–	(8,694)	(8,694)
(640,790)	36,879	35,358	18,617	937,136	1,001,811
–	–	–	–	–	10,495
2,363	–	–	–	–	2,363
(909)	482	–	–	–	52,986
–	–	–	–	52,561	52,561
–	–	–	(18,617)	(283)	(18,900)
–	–	–	21,644	(21,644)	0
–	–	–	–	–	(905)
(639,336)	37,361	35,358	21,644	967,770	1,100,411

Goodwill Reserve HK'000	Capital Reserve HK'000	Capital Redemption Reserve HK'000	Dividend Reserve HK'000	Accumulated Profits HK'000	Total HK'000
(652,350)	36,886	35,358	7,979	909,346	950,444
–	–	–	–	(10,428)	(10,428)
(652,350)	36,886	35,358	7,979	898,918	940,016
604	(33)	–	–	–	1,209
–	10	–	–	–	205
–	–	–	–	38,921	38,921
–	–	–	(7,979)	–	(7,979)
–	–	–	15,957	(15,957)	0
–	–	–	–	–	(13,161)
(651,746)	36,863	35,358	15,957	921,882	959,211

Notes to the Unaudited Interim Financial Statements

1. **Significant accounting policies**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2003 except that the Company has adopted SSAP 12 (Revised) "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003.

SSAP 12 (Revised) "Income Taxes"

In the current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

Comparative amounts for 2002 have been restated accordingly. Opening retained profits at April 1, 2002 and 2003 have been reduced by HK$10,428,000 and HK$8,694,000 respectively, which represent the net deferred tax liabilities not provided for in prior years for the Group. This change has resulted in a decrease in interests in associates by HK$5,830,000 and an increase in deferred tax liabilities by HK$2,864,000 as at March 31, 2003. The profit for the six months ended September 30, 2002 has been increased by HK$125,000, represented by a decrease in taxation of HK$125,000.

2. Segment information

The analysis of the Group's segment information are as follows:

(a) Business segments

The following is an analysis of the turnover and profit by principal activity:

For the six months ended September 30, 2003

	Technology & Strategic *HK$000*	Electronics *HK$000*	Batteries *HK$000*	Electrical *HK$000*	Elimination *HK$000*	**Total** ***HK$000***
Turnover						
External sales	252	812,651	–	–	–	**812,903**
Inter-segment sales	8	–	–	–	(8)	**0**
	260	812,651	–	–	(8)	**812,903**

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$000*	Electronics *HK$000*	Batteries *HK$000*	Electrical *HK$000*	Elimination *HK$000*	**Total** ***HK$000***
Results						
Segmental results	3,760	28,823	–	–	–	**32,583**
Unallocated corporate expenses						**(20,073)**
Other corporate income						**10,969**
Profit from operations						**23,479**
Finance costs						
– Segment	(197)	(16,074)	–	–	–	**(16,271)**
– Corporate						**(19,441)**
Share of results of associates	(616)	51,320	62,282	8,755	–	**121,741**
Amortisation of goodwill on acquisition of associates						**(3,570)**
Amortisation of negative goodwill on acquisition of associates						**768**
Loss on deemed partial disposal of subsidiaries						**(4,266)**
Loss on deemed partial disposal of associates						**(207)**
Profit before taxation						**102,233**
Taxation						**(33,044)**
Profit before minority interests						**69,189**
Minority interests						**(16,628)**
Net profit for the period						**52,561**

For the six months ended September 30, 2002

	Technology & Strategic *HK$000*	Electronics *HK$000*	Batteries *HK$000*	Electrical *HK$000*	Elimination *HK$000*	Total (Restated) *HK$000*
Turnover						
External sales	214,029	696,050	–	–	–	910,079
Inter-segment sales	15	408	–	–	(423)	0
	214,044	696,458	–	–	(423)	910,079

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$000*	Electronics *HK$000*	Batteries *HK$000*	Electrical *HK$000*	Elimination *HK$000*	Total (Restated) *HK$000*
Results						
Segmental results	11,061	10,450	–	–	–	21,511
Unallocated corporate expenses						(10,618)
Other corporate income						11,065
Profit from operations						21,958
Finance costs						
– Segment	(3,350)	(17,800)	–	–	–	(21,150)
– Corporate						(24,269)
Share of results of associates	(1,723)	50,508	36,850	14,835	–	100,470
Amortisation of goodwill on acquisition of associates						(3,568)
Amortisation of negative goodwill on acquisition of associates						558
Loss on disposal/deemed partial disposal of subsidiaries						(482)
Gain on disposal/deemed partial disposal of associates						1,037
Profit before taxation						74,554
Taxation						(23,198)
Profit before minority interests						51,356
Minority interests						(12,435)
Net profit for the period						38,921

(b) Geographical segments

The following is an analysis of the turnover and profit before taxation by geographical market:

	For the six months ended September 30,			
	Turnover		**Profit before taxation**	
	2003 ***HK$'000***	2002 *HK$'000*	**2003** ***HK$'000***	2002 *HK$'000*
The People's Republic of China				
Hong Kong	**38,089**	48,234	**11,949**	8,813
Mainland China	**65,541**	48,022	**10,265**	12,418
Other Asian countries	**311,426**	268,739	**17,346**	10,537
Europe	**177,530**	186,268	**15,166**	3,099
North and South America	**184,592**	290,274	**14,787**	24,000
Australia and New Zealand	**32,915**	63,012	**22,333**	14,230
Others	**2,810**	5,530	**10,387**	1,457
	812,903	910,079	**102,233**	74,554

3. Net investment gain (loss)

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Net unrealised holding gain (loss) on other investments	**185**	(7,887)
Dividend income from investments in securities	**4,646**	4,330
	4,831	(3,557)

4. Other operating expenses

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Amortisation of goodwill of subsidiaries/business	**554**	492
Expenses incurred for closure of factories in the United Kingdom and China	**7,572**	4,892
	8,126	5,384

5. Profit from operations

	For the six months ended September 30, 2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	**–**	5,564
Amortisation of trademarks	**2,091**	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	**20,552**	21,297
Assets held under finance leases	**500**	1,325

6. Taxation

	For the six months ended September 30, 2003 HK$'000	2002 (Restated) HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	**5,686**	4,354
Taxation in jurisdictions other than Hong Kong	**5,739**	4,159
Deferred taxation	**223**	(993)
	11,648	7,520
Share of taxation of associates:		
Hong Kong Profits Tax	**1,509**	2,262
Taxation in jurisdictions other than Hong Kong	**19,887**	13,416
	21,396	15,678
	33,044	23,198

Hong Kong Profits Tax is calculated at 17.5% (2002: 16.0%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2003 *HK$'000*	2002 (Restated) *HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**52,561**	38,921
Effect of dilutive potential shares on the share of results of subsidiaries and associates based on the dilution of their earnings per share	**(1,841)**	(176)
Adjustment resulting from the assumed conversion of the convertible note	**(3,759)**	–
Earnings for the purpose of diluted earnings per share	**46,961**	38,745
Number of shares	***'000***	*'000*
Weighted average number of shares for the purpose of basic earnings per share	**534,491**	531,905
Effect of dilutive potential shares on share options	**5,476**	–
Weighted average number of shares for the purpose of diluted earnings per share	**539,967**	531,905

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

8. Property, plant and equipment

During the period, the Group spent approximately HK$59,757,000 (six months ended September 30, 2002: HK$17,172,000) on property, plant and equipment to expand its business.

9. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 120 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2003 ***HK$'000***	March 31, 2003 *HK$'000*
0 - 60 days	**308,962**	271,892
61 - 90 days	**23,014**	13,530
> 90 days	**239,381**	247,768
	571,357	533,190

10. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2003 *HK$'000*	March 31, 2003 *HK$'000*
0 - 60 days	**335,563**	294,101
61 - 90 days	**59,210**	54,966
> 90 days	**28,864**	44,993
	423,637	394,060

11. Contingencies and commitments

	September 30, 2003 *HK$'000*	March 31, 2003 *HK$'000*
Contingent liabilities:		
Guarantees given to banks in respect of banking facilities granted to associates	**47,825**	99,306
Capital commitments:		
In respect of property, plant and equipment:		
Capital expenditure contracted for but not provided in the financial statements	**40,071**	54,706
Capital expenditure authorised but not contracted for	**19,562**	27,650
	59,633	82,356

At the balance sheet date, the Group was committed to invest in unlisted investment securities amounting to HK$2,571,000.

12. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30,	
	2003 *HK$'000*	2002 *HK$'000*
Sales to associates	**73,788**	39,676
Purchases from associates	**59,344**	47,998
Interest income received from associates	**377**	121
Management fee income received from associates	**5,449**	4,815
Rental income from associates	**3,859**	3,304

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2003 *HK$'000*	March 31, 2003 *HK$'000*
Trade receivables from associates	**70,374**	41,129
Trade payables due to associates	**8,314**	21,051

All of the above trade receivables and trade payables are unsecured, interest free and repayable on demand.

Summary of Results

For the six months ended September 30, 2003, the Group's turnover amounted to HK$812.9 million, a decrease of 10.7% as compared with HK$910.1 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$52.6 million, an increase of 35.0% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 9.8 cents as compared with 7.3 cents for the same period last year.

Interim Dividend

The Directors have declared an interim dividend of 4.0 cents (2002: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$21,644,000 (2002: HK$15,957,000) based on the total number of shares in issue as at November 28, 2003, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on or about January 9, 2004 to registered shareholders of the Company on December 31, 2003.

Closure of Register

The Register of Shareholders of the Company will be closed from December 24, 2003 to December 31, 2003, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 23, 2003.

Disclosure of Interests

As at September 30, 2003, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "SEHK") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the SEHK were as follows:

(1) Directors' and Chief Executive's Interests in Securities

As at September 30, 2003, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

Name of Director	Number of ordinary shares held Personal Interests	Family Interests
Victor LO Chung Wing	70,951,811	–
Andrew NG Sung On	66,199,957	417,000
Kevin LO Chung Ping	–	3,731,253
Paul LO Chung Wai	21,986,518	–
LEUNG Pak Chuen	2,702,581	–
Richard KU Yuk Hing	1,606,780	–
Andrew CHUANG Siu Leung	374,000	–
CHAU Kwok Wai	275,000	–
Raymond WONG Wai Kan	1,790,081	–
Vincent CHEUNG Ting Kau	1,947,549	–
LUI Ming Wah	–	–
John LO Siew Kiong	411,081	–

As at September 30, 2003, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI") and Clipsal Industries (Holdings) Limited ("CIHL"), 49.49% and 49.21% owned associates of GP Industries Limited ("GP Ind") respectively, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 85.27% owned subsidiary of the Company, were as follows:

Name of Director	Number of ordinary shares held GPBI	GPIT	CIHL	GP Ind
Victor LO Chung Wing	200,000	–	–	–
Andrew NG Sung On	613,332	500,000	100,000	–
Kevin LO Chung Ping	–	–	–	–
Paul LO Chung Wai	80,000	–	–	–
LEUNG Pak Chuen	–	–	–	1,608,000
Richard KU Yuk Hing	180,000	200,000	–	70,000
Andrew CHUANG Siu Leung	–	–	–	75,000
CHAU Kwok Wai	–	–	132,000	–
Raymond WONG Wai Kan	254,000	100,000	216,994	260,000
Vincent CHEUNG Ting Kau	20,000	–	–	–
LUI Ming Wah	–	–	–	–
John LO Siew Kiong	–	–	40,000	–

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was adopted pursuant to an ordinary resolution passed on September 28, 1999 to enable the directors of the Company to offer to eligible employees, including executive directors, of the Company or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS was initially valid and effective for a period of five years from the date of adoption until it was discontinued and replaced by the new share option scheme (the "New Option Scheme") on September 12, 2002 pursuant to an ordinary resolution passed on the same date. The purpose of the Old ESOS is to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. Options granted are exercisable at the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old ESOS.

The movements in the number of options outstanding during the period which have been granted to directors of the Company and employees of the Group under the Old ESOS is as follows:

				Number of option shares		
Name of Director	Date of Grant	Exercisable period	Exercise Price *HK$*	Outstanding at 4.1.2003	Exercise during the period	Outstanding at 9.30.2003
Victor LO Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	-	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	-	1,250,000
Andrew NG Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	-	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	-	1,000,000
Kevin LO Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	-	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Paul LO Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	-	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
LEUNG Pak Chuen	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	(625,000)	-
Richard KU Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Andrew CHUANG Siu Leung	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	-	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
CHAU Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Raymond WONG Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
				10,750,000	(625,000)	10,125,000
Employees	5.8.2000	5.8.2000-5.7.2005	1.41	475,000	(30,000)	445,000
	3.30.2001	3.30.2001-3.29.2006	1.45	3,225,000	(960,000)	2,265,000
				3,700,000	(990,000)	2,710,000
				14,450,000	(1,615,000)	12,835,000

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$1.83.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

The number of shares in respect of which options had been granted and outstanding on September 30, 2003 under the New Option Scheme was 4,645,000 representing 0.86% of the shares of the Company on September 30, 2003. Option granted must be taken up within the period as specified in the offer of options, and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options.

Disclosure of Interests *(Continued)*

The movements in the number of options outstanding during the period which have been granted to the directors of the Company and employees of the Group under the New Option Scheme is as follows:

				Number of option shares		
Name of Director	Date of Grant	Exercisable period	Exercise Price *HK$*	Outstanding at 4.1.2003	Exercised during the period	Outstanding at 9.30.2003
Victor LO Chung Wing	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	(1,500,000)	-
Andrew NG Sung On	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	(1,500,000)	-
Kevin LO Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	-	650,000
Paul LO Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	-	650,000
LEUNG Pak Chuen	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	(500,000)	-
Richard KU Yuk Hing	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	(500,000)	-
Andrew CHUANG Siu Leung	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	-	500,000
CHAU Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	-	500,000
Raymond WONG Wai Kan	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	(650,000)	-
Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	-	300,000
LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	-	250,000
John LO Siew Kiong	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	-	250,000
				7,750,000	(4,650,000)	3,100,000
Employees	10.18.2002	4.18.2003-10.17.2007	1.17	3,870,000	(2,325,000)	1,545,000
				11,620,000	(6,975,000)	4,645,000

Note: The weight average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$1.93.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

(b) GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old GP Ind ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GP Ind ESOS. The movements in the number of options outstanding during the period which have been granted to directors of the Company and employees of the Group under the Old GP Ind ESOS were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise price *US$*	Outstanding at 4.1.2003	Exercised during the period	Expired/ Cancelled during the period	Outstanding at 9.30.2003
LEUNG Pak Chuen	8.2.1999	8.2.2000-8.1.2004	0.41	260,000	(260,000)	-	-
Andrew CHUANG Siu Leung	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	-	-
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	-	-	130,000
Raymond WONG Wai Kan	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	-	-
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	-	-	130,000
				680,000	(420,000)	-	260,000
Directors of GP Ind	8.2.1999	8.2.2000-8.1.2004	0.41	200,000	(200,000)	-	-
Employees	7.23.1998	7.23.1999-7.22.2003	0.30	655,000	(575,000)	(80,000)	-
	8.2.1999	8.2.2000-8.1.2004	0.41	1,910,000	(385,000)	(25,000)	1,500,000
				2,765,000	(1,160,000)	(105,000)	1,500,000
				3,445,000	(1,580,000)	(105,000)	1,760,000

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.85.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on September 30, 2003 under the GP Ind 1999 Option Scheme was 13,342,000, representing 2.94% of the shares of GP Ind on September 30, 2003. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

Disclosure of Interests *(Continued)*

The movements in the number of options outstanding during the period which have been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme were as follows:

				Number of option shares				
Name of Director	Date of grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2003	Granted during the period	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2003
Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	384,000	–	–	384,000
LEUNG Pak Chuen	4.4.2001	4.4.2003-4.3.2011	0.620	500,000	–	(500,000)	–	–
	8.14.2002	8.14.2003-8.13.2012	0.550	320,000	–	(320,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	–	350,000	–	–	350,000
Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	130,000	–	–	130,000
Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	140,000	–	–	140,000
				3,014,000	1,004,000	(820,000)	–	3,198,000
Directors of GP Ind	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	(180,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000
	8.14.2002	8.14.2003-8.13.2012	0.550	255,000	–	(255,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	–	300,000	–	–	300,000
Non-executive directors of GP Ind	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	(50,000)	–	120,000
	4.4.2001	4.4.2003-4.3.2006	0.620	340,000	–	(100,000)	–	240,000
	8.14.2002	8.14.2003-8.13.2007	0.550	218,000	–	(64,000)	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	–	240,000	–	–	240,000
Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	1,572,000	–	(604,000)	(20,000)	948,000
	4.4.2001	4.4.2003-4.3.2011	0.620	4,058,000	–	(1,240,000)	(70,000)	2,748,000
	8.14.2002	8.14.2003-8.13.2012	0.550	2,813,000	–	(709,000)	(135,000)	1,969,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	3,025,000	–	–	3,025,000
				10,006,000	3,565,000	(3,202,000)	(225,000)	10,144,000
				13,020,000	4,569,000	(4,022,000)	(225,000)	13,342,000

Note: The closing price of GP Ind's shares immediately before September 15, 2003, the date of options granted during the period, was S$0.87. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.88.

During the period, a total of 4,569,000 options were granted on September 15, 2003 at an exercise price of S$0.88 per GP Ind's share. The directors of the Company considered that it is not appropriate to value share options granted under the GP Ind 1999 Option Scheme during the period as a number of critical factors for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under the GP Ind 1999 Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

The financial impact of the share options granted under the GP Ind 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

(c) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS is to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contributions to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. A summary of options outstanding during the period which have been granted to the directors of the Company under the Old GPBI ESOS were as follows:

Name of Director	Date of grant	Exercisable Period	Exercise price *S$*	Number of option shares outstanding at 4.1.2003 and 9.30.2003
Andrew NG Sung On	8.6.1999	8.6.2000-8.5.2004	3.080	220,000
Richard KU Yuk Hing	8.6.1999	8.6.2000-8.5.2004	3.080	200,000
Raymond WONG Wai Kan	8.6.1999	8.6.2000-8.5.2004	3.080	120,000
				540,000

Disclosure of Interests *(Continued)*

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options outstanding during the period which have been granted to the directors of the Company under the GPBI 1999 Option Scheme were as follows:

				Number of option shares			
Name of Director	Date of Grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2003	Granted during the period	Exercised during the period	Outstanding at 9.30.2003
Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	-	-	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	-	-	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000	-	-	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	-	190,000	-	190,000
Richard KU Yuk Hing	3.17.2000	3.17.2002-3.16.2010	1.410	180,000	-	(180,000)	-
	10.11.2000	10.11.2002-10.10.2010	1.600	180,000	-	-	180,000
	8.5.2002	8.5.2004-8.4.2012	1.250	170,000	-	-	170,000
	6.25.2003	6.25.2005-6.24.2013	2.500	-	170,000	-	170,000
Raymond WONG Wai Kan	3.17.2000	3.17.2002-3.16.2010	1.410	120,000	-	(120,000)	-
	10.11.2000	10.11.2002-10.10.2010	1.600	130,000	-	(130,000)	-
	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	-	-	120,000
	6.25.2003	6.25.2005-6.24.2013	2.500	-	120,000	-	120,000
				1,490,000	480,000	(430,000)	1,540,000

(d) CIHL has an executives' share option scheme (the "Old CIHL ESOS") to enable the directors of CIHL to offer to eligible employees, including executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old CIHL ESOS was discontinued and replaced by the new CIHL share option scheme 1999 (the "CIHL 1999 Option Scheme") in June 1999. However, options granted under the Old CIHL ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old CIHL ESOS. The movements in the number of options outstanding during the period which have been granted to a director of the Company under the Old CIHL ESOS were as follows:

				Number of option shares		
Name of Director	**Date of Grant**	**Exercisable period**	**Exercise price** *US$*	**Outstanding at 4.1.2003**	**Expired during the period**	**Outstanding at 9.30.2003**
CHAU Kwok Wai	5.12.1998	5.12.1999-5.12.2003	1.30	140,000	(140,000)	–
	10.29.1998	10.29.1999-10.29.2003	0.819	20,000	–	20,000
				160,000	(140,000)	20,000

The CIHL 1999 Option Scheme also enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted to the eligible employees and non-executive directors are exercisable on the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business after the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options outstanding during the period which have been granted to the directors of the Company under the CIHL 1999 Option Scheme were as follows:

				Number of option shares		
Name of Director	**Date of grant**	**Exercisable period**	**Exercise price** *S$*	**Outstanding at 4.1.2003**	**Exercised during the period**	**Outstanding at 9.30.2003**
Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	200,000
CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	160,000
Raymond WONG Wai Kan	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000	(40,000)	–
John LO Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000	–	110,000
				510,000	(40,000)	470,000

Disclosure of Interests *(Continued)*

Saved as disclosed above, as at September 30, 2003, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the SEHK.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates, of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, none of the directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

Substantial Shareholder

As at September 30, 2003, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly , interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Number of ordinary shares held	Approximate percentage of issued shares
Schneider Electric Industries S.A.	54,579,000	10.10%

Saved as disclosed above, as at September 30, 2003, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Code of Best Practice

The Company has complied throughout the period ended September 30, 2003 the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, December 1, 2003

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司


GOLD
PEAK

二零零三/零四年度
中期報告

公司資料

董事局	**執行董事** 羅仲榮，*主席兼總裁* 吳崇安，*副主席* 羅仲炳 羅仲煒 梁伯全 顧玉興 莊紹樑 周國偉 王維勤 **非執行董事** 張定球 呂明華 羅肇強
審計委員會	張定球，*主席* 呂明華 羅肇強
核數師	德勤•關黃陳方會計師行
秘書及註冊辦事處	黃文傑 香港新界葵涌葵榮路30號 金山工業中心8樓 電話：(852) 2427 1133 傳真：(852) 2489 1879 電郵：gp@goldpeak.com 網址：www.goldpeak.com
股票過戶登記處	雅柏勤證券登記有限公司 香港灣仔告士打道56號 東亞銀行港灣中心地下
美國預託證券機構	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

重要日期

截止過戶：	二零零三年十二月二十四日至十二月三十一日
派發中期股息：	約於二零零四年一月九日

集團架構



金山工業(集團)有限公司
GP工業有限公司
新加坡上市
85.2%*
科技及策略部
電子業務
電子及零部件
汽車配線及電纜
揚聲器
金山電池
國際有限公司
電池及有關產品
新加坡上市
49.7%*
奇勝工業
(集團)有限公司
裝置電器
新加坡上市
49.3%*
兆光科技有限公司
(47.0%)
發光二極管顯示屏
國際之獅有限公司#
(100%)
分銷業務

* 百份率為金山工業及GP工業於二零零三年十一月二十八日所持之股權

\# 持有一幢自用的工業大廈

集團簡介

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具－GP工業有限公司，擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「GP超霸」電池及「CLIPSAL奇勝」裝置電器。

集團母公司金山工業(集團)有限公司[香港聯交所股票代號:40]於一九六四年成立，並自一九八四年在香港上市。

金山工業現時擁有GP工業85.2%*股權，GP工業則擁有金山電池國際有限公司之49.7%*股權及奇勝工業(集團)有限公司之49.3%*股權。GP工業、金山電池及奇勝工業分別自一九九五年、一九九一年及一九九二年在新加坡上市。

GP工業除了於金山電池及奇勝工業之投資外，亦從事發展、產製及經銷電子及零部件、汽車配線及電纜及揚聲器等。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球十多個國家，連同其主要業務部門，集團聘用員工超過一萬六千五百人。

* 於二零零三年十一月二十八日

金山工業（集團）有限公司（「本公司」）或（「金山工業」）董事局謹公佈本公司及其附屬公司（「本集團」）截至二零零三年九月三十日止六個月之未經審核綜合業績。業績已經由本公司之審計委員會審閱。

業績摘要

- 雖然市況波動加上亞洲爆發非典型肺炎，金山工業集團仍能取得良好業績，股東應佔溢利為52,561,000港元，較去年同期增加35.0%。
- 綜合營業額為812,903,000港元，下降10.7%。跌幅由於兆光科技自二零零三年三月轉為集團之聯營公司，其營業額不被入帳。假如兆光科技仍然為集團之附屬公司，集團之綜合營業額可達1,031,600,000港元，較去年同期上升13.4%。
- 所有業務部門之營業額合共3,204,600,000港元，上升17.6%。
- 每股盈利上升34.2%至9.8港仙。
- 中期股息每股4.0港仙（二零零二／零三：3.0港仙）。

業務回顧

新加坡GP工業－金山工業擁有85.2%股權

- GP工業的中期業績非常理想。期內營業額上升14.3%，營運溢利大幅增加。聯營公司表現強勁，令股東應佔純利顯著上升40.1%。

電子部

- 電子產品業務繼續表現良好。雖然首季度的銷售稍遜，但第二季的銷售錄得強勁升幅。
- 汽車配線銷售持續增長，主要由於美國及中國市場的需求上升，加上日元表現強勁；在中國的聯營公司亦因中國汽車市場蓬勃受惠而繼續取得顯著增幅。樂庭電纜之銷售在第二季大幅上升，因此，雖然原料成本上漲，樂庭電纜業務的盈利貢獻仍比第一季高。
- 揚聲器業務繼續表現良好，在歐美市場的銷售有可觀增長，營運業績持續改善。

新加坡金山電池(GP工業擁有49.7%股權)

- 金山電池的中期業績創新高。營業額增加23.3%，營運溢利大幅改善，整體營運邊際利潤由5%提高至約6%，純利上升55.3%。

- 營業額上升主要由於鎳氫充電池及鋰離子充電池之銷售持續增長，加上計入於二零零二年十一月收購75%股權之附屬公司—中銀(寧波)電池有限公司之銷售。鋰離子充電池之銷售保持增長，但受到今年年初爆發的非典型肺炎影響，銷售升幅比預期小。

- 金山電池繼續積極進行廣告及宣傳活動，尤其在中國地區，以進一步鞏固其市場地位。

新加坡奇勝工業(GP工業擁有49.3%股權)

- 奇勝工業截至二零零三年六月三十日止六個月之營業額輕微下跌4.9%，整體毛利率因營運效率改善而得以保持，但由於在澳洲之聯營公司Gerard Industries的貢獻因特殊撥備及撇賬而減少，令奇勝工業之股東應佔溢利下跌78.4%。

- 在中國，由於政府採取措施遏止非典型肺炎蔓延，導致在北京及上海等大城市的多個大型建築項目停工。香港和越南市場的商業活動也受到非典型肺炎爆發影響。在澳洲之建築市場需求依然強勁，營商環境保持樂觀。

- 於二零零三年八月二十五日，奇勝工業與法國施耐德電氣公司(「施耐德電氣」)簽署一項有附帶條款的合作協議，成立一家各佔50%權益的合資公司，在亞洲開發、生產及銷售電器配件及裝置系統，同時奇勝工業將其在澳洲之Gerard Industries的電器配件及裝置系統業務所佔之全部權益售予施耐德電氣。奇勝工業與施耐德電氣結盟將進一步鞏固其在亞洲市場的領導地位。

科技及策略部

金山工業擁有47.0%股權的聯營公司兆光科技有限公司於期間仍然面對激烈競爭及艱難的市況，中東的伊拉克戰爭及亞洲爆發非典型肺炎令情況更惡劣。但兆光科技透過推出新產品及持續削減支出，因此雖然期內LED大型屏幕的邊際利潤下降，營業額仍得以保持。

財務回顧

金山工業於期內之銀行貸款淨額增加28,000,000港元至1,786,000,000港元。於二零零三年九月三十日，集團之股東資金及少數股東權益合共1,365,000,000港元，集團借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.31，相比集團於二零零三年三月三十一日之借貸比率為1.43。金山工業之借貸比率為0.86（二零零三年三月三十一日：0.87），GP工業之借貸比率為0.53（二零零三年三月三十一日：0.56），金山電池之借貸比率為0.73，而奇勝工業於二零零三年六月三十日之借貸比率則為0.66。集團及各公司之借貸比率與去年年結日之數字比較並無顯著變化。

集團及其主要聯營公司貫徹其審慎管理外匯及利率風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的影響減至最低。於二零零三年九月三十日，集團有52%（二零零三年三月三十一日：48%）之銀行貸款屬循環性或一年內償還借貸；其餘48%（二零零三年三月三十一日：52%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算，而美元、新加坡元及港元所佔比例分別約32%。

展望

集團的大部份出口市場繼續表現良好，因此縱使全球營商環境仍然競爭激烈，集團對本財政年度的前景保持樂觀。

因高科技電子產品的市場需求依然殷切，集團預料電子及電池業務將繼續有增長。至於奇勝工業及兆光科技在亞洲的業務隨著非典型肺炎受到控制及伊拉克戰事迅速完結後已逐步回復至正常水平，但預料市場競爭依然非常激烈。奇勝工業憑藉其市場領導地位，加上與施耐德電氣成立合資公司，並推出新產品如先進的ULTI系列及E3000電器配件系列，其長遠的業務發展保持樂觀。兆光科技將繼續精簡其營運架構來提高競爭力。

集團將繼續投放資源在研發產品、科技、市場推廣及加強品牌等方面，希望能鞏固在相關工業範疇的市場地位，同時更會檢討集團架構，以進一步加強財政狀況。

自奇勝工業與施耐德電氣簽署合作協議成立合資公司，協議牽涉的各方一直盡力達成既定的條款及完成有關交易的各項細節。

綜合損益表

截至九月三十日止六個月

	附註	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) (重新編列) 千港元
營業額	2	**812,903**	910,079
銷售成本		**(655,270)**	(726,309)
毛利		**157,633**	183,770
其他收入		**20,783**	18,124
分銷成本		**(60,332)**	(81,733)
行政支出		**(91,310)**	(89,262)
投資淨收益(虧損)	3	**4,831**	(3,557)
其他營業支出	4	**(8,126)**	(5,384)
營運溢利	5	**23,479**	21,958
財務成本		**(35,712)**	(45,419)
所佔聯營公司業績		**121,741**	100,470
攤銷購入聯營公司引發之溢價		**(3,570)**	(3,568)
攤銷購入聯營公司引發之折讓		**768**	558
出售／應當出售部份附屬公司權益之虧損		**(4,266)**	(482)
出售／應當出售部份聯營公司權益之(虧損)收益		**(207)**	1,037
除稅前溢利		**102,233**	74,554
稅項	6	**(33,044)**	(23,198)
未計少數股東權益前溢利		**69,189**	51,356
少數股東權益		**(16,628)**	(12,435)
全期純利		**52,561**	38,921
中期股息		**21,644**	15,957
每股盈利	7		
基本		**9.8仙**	7.3仙
攤薄		**8.7仙**	7.3仙

綜合資產負債表

	附註	二零零三年 九月三十日 (未經審核) 千港元	二零零三年 三月三十一日 (經審核) (重新編列) 千港元
資產及負債			
非流動資產			
投資物業		**112,295**	112,295
物業、廠房及設備	8	**299,319**	259,895
所佔聯營公司權益		**1,837,114**	1,729,415
商標		**58,558**	60,649
證券投資		**179,962**	177,358
給貿易夥伴之借款		**109,000**	109,000
商譽		**8,842**	9,146
		2,605,090	2,457,758
流動資產			
存貨		**302,045**	282,996
應收賬項、應收票據及預付款項	9	**571,357**	533,190
證券投資		**184,639**	182,351
應收股息		**14,321**	17,928
可收回税項		**69**	236
銀行結存、存款及現金		**324,140**	163,529
		1,396,571	1,180,230
流動負債			
應付賬項及費用	10	**423,637**	394,060
財務租賃責任		**2,791**	2,127
税項		**12,037**	6,710
銀行貸款、透支及商業信貸		**1,088,807**	911,205
		1,527,272	1,314,102
流動負債淨值		**(130,701)**	(133,872)
總資產減去流動負債		**2,474,389**	2,323,886
少數股東權益		**264,220**	223,932
非流動負債			
借款		**1,018,800**	1,008,688
可換股票據		**87,202**	85,925
遞延税項		**3,756**	3,530
		1,109,758	1,098,143
資產淨值		**1,100,411**	1,001,811
資本及儲備			
股本		**270,248**	265,953
儲備		**830,163**	735,858
股東資金		**1,100,411**	1,001,811

縮略綜合現金流量表

截至九月三十日止六個月

	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
經營業務之現金(外流)流入淨額	**(20,425)**	53,929
投資業務之現金流入淨額	**12,024**	6,321
融資之現金流入(外流)淨額	**161,055**	(122,658)
現金及等值現金之增加(減少)	**152,654**	(62,408)
期初之現金及等值現金	**156,168**	355,500
外幣兑換率變動之影響	**3,030**	2,012
期末之現金及等值現金	**311,852**	295,104

綜合權益變動表

截至二零零三年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業重估儲備 *千港元*	換算儲備 *千港元*
於二零零三年四月一日					
如前所載	265,953	449,243	10,167	100,603	(211,355)
前期調整	—	—	—	—	—
重新編列	265,953	449,243	10,167	100,603	(211,355)
發行新股(扣除開支)	4,295	6,200	—	—	—
出售一間附屬公司	—	—	—	—	—
所佔聯營公司儲備	—	—	—	—	53,413
期內純利	—	—	—	—	—
已派發股息					
一二零零三年末期股息	—	—	—	—	—
建議股息					
一二零零四年中期股息	—	—	—	—	—
貨幣調整	—	—	—	—	(905)
於二零零三年九月三十日	270,248	455,443	10,167	100,603	(158,847)

截至二零零二年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業重估儲備 *千港元*	換算儲備 *千港元*
於二零零二年四月一日					
如前所載	265,953	449,243	9,745	100,603	(212,319)
前期調整	—	—	—	—	—
重新編列	265,953	449,243	9,745	100,603	(212,319)
出售一間附屬公司	—	—	—	—	638
所佔聯營公司儲備	—	—	—	—	195
期內純利	—	—	—	—	—
已派發股息					
一二零零二年末期股息	—	—	—	—	—
建議股息					
一二零零三年中期股息	—	—	—	—	—
貨幣調整	—	—	—	—	(13,161)
於二零零二年九月三十日	265,953	449,243	9,745	100,603	(224,647)

商譽儲備	資本儲備	股本贖回儲備	股息儲備	累積溢利	合計
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
(640,790)	36,879	35,358	18,617	945,830	1,010,505
–	–	–	–	(8,694)	(8,694)
(640,790)	36,879	35,358	18,617	937,136	1,001,811
–	–	–	–	–	10,495
2,363	–	–	–	–	2,363
(909)	482	–	–	–	52,986
–	–	–	–	52,561	52,561
–	–	–	(18,617)	(283)	(18,900)
–	–	–	21,644	(21,644)	0
–	–	–	–	–	(905)
(639,336)	37,361	35,358	21,644	967,770	1,100,411

商譽儲備	資本儲備	股本贖回儲備	股息儲備	累積溢利	合計
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
(652,350)	36,886	35,358	7,979	909,346	950,444
–	–	–	–	(10,428)	(10,428)
(652,350)	36,886	35,358	7,979	898,918	940,016
604	(33)	–	–	–	1,209
–	10	–	–	–	205
–	–	–	–	38,921	38,921
–	–	–	(7,979)	–	(7,979)
–	–	–	15,957	(15,957)	0
–	–	–	–	–	(13,161)
(651,746)	36,863	35,358	15,957	921,882	959,211

未經審核中期財務報表附註

1. 主要會計政策

未經審核中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六中適用之披露要求及遵照香港會計師公會訂立之會計實務準則(「會計準則」)第25號「中期財務報告」之規定而編製。本財務報表所採用之會計政策乃按照本公司截至二零零三年三月三十一日止年度之財務報表一致之基準編製,惟於編製此中期財務報表中,因應採納由香港會計師公會頒佈之會計準則第十二號(經修訂)「所得税」需要改變其會計政策。此會計實務準則於二零零三年一月一日或以後開始之會計期間生效。

會計準則第12號(經修訂)「所得税」

集團於是年度採納會計準則第12號(經修訂)「所得税」。採納會計實務準則第12號(經修訂)主要影響有關遞延税項之會計處理及披露。過往年度乃使用損益表債務方法就除有合理理由相信時間差距沒法在可見將來被變現,則為所有時間差距作出遞延税項之撥備。會計實務準則第12號(經修訂)要求採用資產負債表債務方法,除有限的例外情況外,遞延税項乃就財務報表內資產及負債賬面值與計算應課税溢利所使用之相應税務基礎兩者之所有暫時差別予以確認。在會計實務準則第12號(經修訂)並無任何指明過渡性安排情況下,此新會計政策已被有追溯性地採用。

為符合本期之呈報方式,若干二零零二年之比較數字已被重整。因應集團於往年度沒有撥備之遞延税項而作出之調整,二零零二年四月一日及二零零三年四月一日之期初保留溢利分別減少10,428,000港元及8,694,000港元。是項調整導致於二零零三年三月三十一日之所佔聯營公司權益減少5,830,000港元及遞延税項負債增加2,864,000港元。截至二零零二年九月三十日止六個月之除税後溢利因經調整後税項減少125,000港元而增加125,000港元。

2. 分類資料

本集團分類資料之分析如下:

(a) 以業務分類

以主要活動分析營業額及溢利如下:

截至二零零三年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	252	812,651	–	–	–	**812,903**
內部對銷	8	–	–	–	(8)	**0**
	260	812,651	–	–	(8)	**812,903**

內部業務銷售乃按現行市場價格進行。

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
業績						
業務業績	3,760	28,823	–	–	–	**32,583**
不能分類之企業費用						**(20,073)**
其他企業收入						**10,969**
營運溢利						**23,479**
財務成本						
一業務	(197)	(16,074)	–	–	–	**(16,271)**
一企業						**(19,441)**
所佔聯營公司業績	(616)	51,320	62,282	8,755	–	**121,741**
攤銷購入聯營公司權益引發之溢價						**(3,570)**
攤銷購入聯營公司權益引發之折讓						**768**
應當出售部份附屬公司權益之虧損						**(4,266)**
應當出售部份聯營公司權益之虧損						**(207)**
除稅前溢利						**102,233**
稅項						**(33,044)**
未計少數股東權益前溢利						**69,189**
少數股東權益						**(16,628)**
全期純利						**52,561**

截至二零零二年九月三十日止六個月

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 (重新編列) 千港元
營業額						
對外銷售	214,029	696,050	–	–	–	910,079
內部對銷	15	408	–	–	(423)	0
	214,044	696,458	–	–	(423)	910,079

內部業務銷售乃按現行市場價格進行。

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 (重新編列) 千港元
業績						
業務業績	11,061	10,450	–	–	–	21,511
不能分類之企業費用						(10,618)
其他企業收入						11,065
營運溢利						21,958
財務成本						
－業務	(3,350)	(17,800)	–	–	–	(21,150)
－企業						(24,269)
所佔聯營公司業績	(1,723)	50,508	36,850	14,835	–	100,470
攤銷購入聯營公司權益引發之溢價						(3,568)
攤銷購入聯營公司權益引發之折讓						558
出售／應當出售部份附屬公司權益之虧損						(482)
出售／應當出售部份聯營公司權益之收益						1,037
除稅前溢利						74,554
稅項						(23,198)
未計少數股東權益前溢利						51,356
少數股東權益						(12,435)
全期純利						38,921

(b) *地域分類*

集團營業額及除稅前溢利以地域市場劃分如下：

	截至九月三十日止六個月 營業額		除稅前溢利	
	二零零三年 千港元	二零零二年 千港元	**二零零三年 千港元**	二零零二年 千港元
中華人民共和國				
香港	**38,089**	48,234	**11,949**	8,813
內地	**65,541**	48,022	**10,265**	12,418
其它亞洲國家	**311,426**	268,739	**17,346**	10,537
歐洲	**177,530**	186,268	**15,166**	3,099
北美及南美洲	**184,592**	290,274	**14,787**	24,000
澳洲及新西蘭	**32,915**	63,012	**22,333**	14,230
其他	**2,810**	5,530	**10,387**	1,457
	812,903	910,079	**102,233**	74,554

3. 投資淨收益（虧損）

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
持有其他投資未變現之淨收益（虧損）	**185**	(7,887)
證券投資之股息收入	**4,646**	4,330
	4,831	(3,557)

4. 其他營業支出

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
攤銷購入附屬公司／業務引發之商譽	**554**	492
關閉於英國及中國工廠之費用	**7,572**	4,892
	8,126	5,384

5. 除稅前溢利

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
除稅前溢利已減除以下項目：		
遞延支出攤銷	**–**	5,564
商標攤銷	**2,091**	2,091
物業，廠房及設備折舊及攤銷		
擁有之資產	**20,552**	21,297
財務租賃之資產	**500**	1,325

6. 稅項

	截至九月三十日止六個月	
	二零零三年	二零零二年 （重新編列）
	千港元	千港元
公司及其附屬公司：		
香港利得稅	**5,686**	4,354
香港以外其他地區稅項	**5,739**	4,159
遞延稅項	**223**	(993)
	11,648	7,520
所佔聯營公司之稅項：		
香港利得稅	**1,509**	2,262
香港以外其他地區稅項	**19,887**	13,416
	21,396	15,678
	33,044	23,198

香港利得稅乃就期內估計應課稅溢利按稅率17.5%（二零零二年：16.0%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

7. 每股盈利

每股基本盈利及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月	
	二零零三年	二零零二年 （重新編列）
	千港元	*千港元*
盈利		
全期純利及計算基本每股盈利之溢利	**52,561**	38,921
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	**(1,841)**	(176)
假設可換股票據被轉換作出之調整	**(3,759)**	–
計算攤薄每股盈利之盈利	**46,961**	38,745
股份數目	***'000***	*'000*
計算基本每股盈利之股份加權平均數	**534,491**	531,905
認股權之可攤薄潛在股份之影響	**5,476**	–
計算攤薄每股盈利之股份加權平均數	**539,967**	531,905

攤薄每股盈利之計算乃假設可換股票據被轉換為GP工業之股份。

8. 物業、廠房及設備

於期內，本集團耗資約59,757,000港元（截至二零零二年九月三十日止六個月：17,172,000港元）於物業、廠房及設備，以擴展其業務。

9. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸一般由三十至一百二十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析：

	二零零三年 九月三十日	二零零三年 三月三十一日
	千港元	*千港元*
0 - 60天	**308,962**	271,892
61 - 90天	**23,014**	13,530
超過 90天	**239,381**	247,768
	571,357	533,190

10. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零三年九月三十日 千港元	二零零三年三月三十一日 千港元
0 - 60天	**335,563**	294,101
61 - 90天	**59,210**	54,966
超過 90天	**28,864**	44,993
	423,637	394,060

11. 或然負債及資本承擔

	二零零三年九月三十日 千港元	二零零三年三月三十一日 千港元
或然負債：		
就聯營公司獲授信貸而向銀行提供擔保	**47,825**	99,306
資本承擔：		
關於物業、廠房及設備：		
已簽約但未在財務報表撥備之資本承擔	**40,071**	54,706
已批准但未簽約之資本承擔	**19,562**	27,650
	59,633	82,356

於資產負債表結算日，集團承諾投資2,571,000港元於非上市證券。

12. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月 二零零三年 千港元	二零零二年 千港元
出售予聯營公司	**73,788**	39,676
購買自聯營公司	**59,344**	47,998
自聯營公司之利息收入	**377**	121
自聯營公司之管理費收入	**5,449**	4,815
自聯營公司之租金收入	**3,859**	3,304

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零三年九月三十日 千港元	二零零三年三月三十一日 千港元
應收聯營公司貨款	**70,374**	41,129
應付聯營公司貨款	**8,314**	21,051

上述所列應收貨款及應付貨款，均無抵押、免息及可在要求時償還。

業績概要

本集團截至二零零三年九月三十日止六個月之營業額為812,903,000港元，與去年同期之910,079,000港元比較，減少10.7%。未經審核股東應佔綜合溢利為52,561,000港元，比去年同期增加35.0%。基本每股盈利為9.8港仙，去年同期則為7.3港仙。

中期股息

董事局議決派發中期股息每股4.0仙（二零零二年：3.0仙）。以二零零三年十一月二十八日（即本中期業績報告前之最後可行日期）已發行股份總數計算，合共派發股息約為21,644,000港元（二零零二年：15,957,000港元）。股息權證將於二零零四年一月九日或之前寄予於二零零三年十二月三十一日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零三年十二月二十四日至二零零三年十二月三十一日（包括首尾兩天）暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零三年十二月二十三日下午四時前一併送達本公司股票過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

權益之披露

於二零零三年九月三十日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八部份須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(1) **董事及總裁在證券中之權益**

於二零零三年九月三十日，各董事及總裁擁有公司普通股份之權益如下：

董事	持有普通股份數目 個人權益	家族權益
羅仲榮	70,951,811	—
吳崇安	66,199,957	417,000
羅仲炳	—	3,731,253
羅仲煒	21,986,518	—
梁伯全	2,702,581	—
顧玉興	1,606,780	—
莊紹樑	374,000	—
周國偉	275,000	—
王維勤	1,790,081	—
張定球	1,947,549	—
呂明華	—	—
羅肇強	411,081	—

於二零零三年九月三十日，各董事及總裁於GP工業有限公司（「GP工業」）分別佔49.49%及49.21%實際權益之聯營公司金山電池國際有限公司（「金山電池」）及奇勝工業（集團）有限公司（「奇勝工業」），以及金山電池佔79.6%權益之附屬公司金山實業股份有限公司（「金山實業」）以及公司佔85.27%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

董事	持有普通股份數目 金山電池	金山實業	奇勝工業	GP工業
羅仲榮	200,000	—	—	—
吳崇安	613,332	500,000	100,000	—
羅仲炳	—	—	—	—
羅仲煒	80,000	—	—	—
梁伯全	—	—	—	1,608,000
顧玉興	180,000	200,000	—	70,000
莊紹樑	—	—	—	75,000
周國偉	—	—	132,000	—
王維勤	254,000	100,000	216,994	260,000
張定球	20,000	—	—	—
呂明華	—	—	—	—
羅肇強	—	—	40,000	—

(2) 董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」），使其董事可授予本公司及其任何附屬公司之合適僱員（包括執行董事）認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效，直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使，於第五個週年日辦公時間止屆滿。然而，在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊認股權計劃的規則執行直至該特權完全行使或期滿。

按舊認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *港元*	於二零零三年四月一日尚未行使	期內行使	於二零零三年九月三十日尚未行使
羅仲榮	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	–	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	1,250,000
吳崇安	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	–	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	1,000,000
羅仲炳	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
羅仲煒	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
梁伯全	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	(625,000)	–
顧玉興	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
莊紹樑	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
周國偉	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
王維勤	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
				10,750,000	(625,000)	10,125,000
僱員	5.8.2000	5.8.2000-5.7.2005	1.41	475,000	(30,000)	445,000
	3.30.2001	3.30.2001-3.29.2006	1.45	3,225,000	(960,000)	2,265,000
				3,700,000	(990,000)	2,710,000
				14,450,000	(1,615,000)	12,835,000

*附註：*認股權行使前本公司股份收市價之加權平均數為1.83港元。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過授予日已發行股份之1%。

於二零零三年九月三十日，按新認股權計劃授出而尚未行使之認股權可認購之股份共4,645,000股，為本公司於二零零三年九月三十日股份之0.86%。授予的認股權必須於授予認股權之指定時期內，以1港元作代價支付。授予之認股權可於授予之認股權指定日期內行使。

按新認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *港元*	於二零零三年四月一日尚未行使	期內行使	於二零零三年九月三十日尚未行使
羅仲榮	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	(1,500,000)	–
吳崇安	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	(1,500,000)	–
羅仲炳	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
羅仲煒	10.18.2002	4.18.2003-10.17.2007	1.17	650.000	–	650,000
梁伯全	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	(500,000)	–
顧玉興	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	(500,000)	–
莊紹樑	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
周國偉	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
王維勤	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	(650,000)	–
張定球	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
呂明華	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
羅肇強	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
				7,750,000	(4,650,000)	3,100,000
僱員	10.18.2002	4.18.2003-10.17.2007	1.17	3,870,000	(2,325,000)	1,545,000
				11,620,000	(6,975,000)	4,645,000

附註： 認股權行使前本公司股份收市價之加權平均數為1.93港元。

在新認股權計劃下授予之認股權之財務影響將不被納入集團或公司之資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司將會以股份票面值記錄該等股票為新增股本，行使價高出於票面值之行使溢價將被列入股本溢價賬目。

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股權計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。然而，在舊GP工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊GP工業認股權計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 *美元*	於二零零三年 四月一日 尚未行使	期內行使	期內 期滿／註銷	於二零零三年 九月三十日 尚未行使
梁伯全	8.2.1999	8.2.2000-8.1.2004	0.41	260,000	(260,000)	–	–
莊紹樑	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	–	–
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	130,000
王維勤	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	–	–
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	130,000
				680,000	(420,000)	–	260,000
GP工業之董事	8.2.1999	8.2.2000-8.1.2004	0.41	200,000	(200,000)	–	–
僱員	7.23.1998	7.23.1999-7.22.2003	0.30	655,000	(575,000)	(80,000)	–
	8.2.1999	8.2.2000-8.1.2004	0.41	1,910,000	(385,000)	(25,000)	1,500,000
				2,765,000	(1,160,000)	(105,000)	1,500,000
				3,445,000	(1,580,000)	(105,000)	1,760,000

附註： 認股權行使前GP工業股份收市價之加權平均數為0.85坡元。

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

於二零零三年九月三十日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為數13,342,000股，此代表GP工業於二零零三年九月三十日股份之2.94%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

權益之披露 *(續)*

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

董事	授予日期	可行使之日期	行使價格 坡元	認股權數目 於二零零三年四月一日尚未行使	期內授予	期內行使	期內註銷	於二零零三年九月三十日尚未行使
羅仲榮	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	384,000	–	–	384,000
梁伯全	4.4.2001	4.4.2003-4.3.2011	0.620	500,000	–	(500,000)	–	–
	8.14.2002	8.14.2003-8.13.2012	0.550	320,000	–	(320,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	–	350,000	–	–	350,000
莊紹樑	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	130,000	–	–	130,000
王維勤	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	140,000	–	–	140,000
				3,014,000	1,004,000	(820,000)	–	3,198,000
GP工業之董事	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	(180,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000
	8.14.2002	8.14.2003-8.13.2012	0.550	255,000	–	(255,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	–	300,000	–	–	300,000
GP工業之非執行董事	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	(50,000)	–	120,000
	4.4.2001	4.4.2003-4.3.2006	0.620	340,000	–	(100,000)	–	240,000
	8.14.2002	8.14.2003-8.13.2007	0.550	218,000	–	(64,000)	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	–	240,000	–	–	240,000
本集團僱員	4.14.2000	4.14.2002-4.13.2010	0.456	1,572,000	–	(604,000)	(20,000)	948,000
	4.4.2001	4.4.2003-4.3.2011	0.620	4,058,000	–	(1,240,000)	(70,000)	2,748,000
	8.14.2002	8.14.2003-8.13.2012	0.550	2,813,000	–	(709,000)	(135,000)	1,969,000
	9.15.2003	9.15.2004-9.14.2013	0.880	–	3,025,000	–	–	3,025,000
				10,006,000	3,565,000	(3,202,000)	(225,000)	10,144,000
				13,020,000	4,569,000	(4,022,000)	(225,000)	13,342,000

附註： GP工業股份於二零零三年九月十五日前，即期內認股權授予之日前，其收市價為0.87坡元。認股權行使前GP工業股份收市價之加權平均數為0.88坡元。

於二零零三年九月十五日，合共4,569,000認股權以每股GP工業股份0.88坡元之行使價授出。董事局認為並不適宜於是期度為於一九九九年GP工業認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。一九九九年GP工業認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

在一九九九年GP工業認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

(c) 金山電池有一項高級職員認股權計劃（「舊金山電池認股權計劃」），使其董事局可授予金山電池及其任何附屬公司之合適僱員（包括執行董事）認購金山電池股份之權利。舊金山電池認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股權計劃已終止，並且由新的一九九九年金山電池認股權計劃（「一九九九年金山電池認股權計劃」）所取代。然而，在舊金山電池認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池認股權計劃已授予公司董事而尚未行使之認股權數目於期內之詳情如下：

董事	授予日期	可行使之日期	行使價格 *坡元*	認股權數目 於二零零三年四月一日及於二零零三年九月三十日尚未行使
吳崇安	8.6.1999	8.6.2000-8.5.2004	3.080	220,000
顧玉興	8.6.1999	8.6.2000-8.5.2004	3.080	200,000
王維勤	8.6.1999	8.6.2000-8.5.2004	3.080	120,000
				540,000

權益之披露 *(續)*

一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目於期內之變動如下:

				認股權數目			
董事	授予日期	可行使之日期	行使價格 *坡元*	於二零零三年 四月一日 尚未行使	期內授予	期內行使	於二零零三年 九月三十日 尚未行使
吳崇安	3.17.2000	3.17.2002- 3.16.2010	1.410	200,000	–	–	200,000
	10.11.2000	10.11.2002- 10.10.2010	1.600	200,000	–	–	200,000
	8.5.2002	8.5.2004- 8.4.2012	1.250	190,000	–	–	190,000
	6.25.2003	6.25.2005- 6.24.2013	2.500	–	190,000	–	190,000
顧玉興	3.17.2000	3.17.2002- 3.16.2010	1.410	180,000	–	(180,000)	–
	10.11.2000	10.11.2002- 10.10.2010	1.600	180,000	–	–	180,000
	8.5.2002	8.5.2004- 8.4.2012	1.250	170,000	–	–	170,000
	6.25.2003	6.25.2005- 6.24.2013	2.500	–	170,000	–	170,000
王維勤	3.17.2000	3.17.2002- 3.16.2010	1.410	120,000	–	(120,000)	–
	10.11.2000	10.11.2002- 10.10.2010	1.600	130,000	–	(130,000)	–
	8.5.2002	8.5.2004- 8.4.2012	1.250	120,000	–	–	120,000
	6.25.2003	6.25.2005- 6.24.2013	2.500	–	120,000	–	120,000
				1,490,000	480,000	(430,000)	1,540,000

權益之披露（續）

(d) 奇勝工業有一項高級職員認股權計劃（「舊奇勝工業認股權計劃」），使其董事局可授予奇勝工業及其任何附屬公司之合適僱員（包括執行董事）認購奇勝工業股份之權利。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年六月，該舊奇勝工業認股權計劃已終止，並且由新的一九九九年奇勝工業認股權計劃（「一九九九年奇勝工業認股權計劃」）所取代。然而，在舊奇勝工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊奇勝工業認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊奇勝工業認股權計劃授予本公司一位董事而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *美元*	於二零零三年 四月一日 尚未行使	期內期滿	於二零零三年 九月三十日 尚未行使
周國偉	5.12.1998	5.12.1999-5.12.2003	1.30	140,000	(140,000)	–
	10.29.1998	10.29.1999-10.29.2003	0.819	20,000	–	20,000
				160,000	(140,000)	20,000

一九九九年奇勝工業認股權計劃使奇勝工業之董事可授予奇勝工業及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購奇勝工業股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年奇勝工業認股權計劃授予公司董事而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *坡元*	於二零零三年 四月一日 尚未行使	期內行使	於二零零三年 九月三十日 尚未行使
羅仲榮	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	200,000
周國偉	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	160,000
王維勤	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000	(40,000)	–
羅肇強	5.25.2000	5.25.2002-5.24.2010	2.025	110,000	–	110,000
				510,000	(40,000)	470,000

權益之披露 *(續)*

除以上所披露外，於二零零三年九月三十日，本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節第七及八部份須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉(包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉)。

除以上所披露外，在是期內任何期間，公司或其任何之附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本期度行使此等權利。

主要股東

於二零零三年九月三十日，下列人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第十五節二及三部份須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

股東名稱	持有普通股數目	股權百分比
Schneider Electric Industries S.A.	54,579,000	10.10%

除以上所披露者外，於二零零三年九月三十日，公司董事或總裁沒有察覺任何人士(惟本公司之董事或總裁除外)擁有根據證券及期貨條例第十五節二及三部份須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

本公司上市證券之買賣及贖回

於期內，公司及任何附屬公司沒有買賣或贖回本公司上市之任何證券。

最佳應用守則

本公司在截至二零零三年九月三十日止六個月期內符合上市規則附錄14所載之最佳應用守則之規定。

承董事局命
公司秘書
黃文傑

香港，二零零三年十二月一日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

POSSIBLE MAJOR TRANSACTIONS OR VERY SUBSTANTIAL ACQUISITIONS

Financial Advisor to Gold Peak Industries (Holdings) Limited



PLATINUM
Securities

A notice convening an extraordinary general meeting of Gold Peak Industries (Holdings) Limited to be held at Bowen Room, 7th Floor, Conrad Hong Kong, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 31 December 2003 is set out on pages 106 and 107. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

15 December 2003

CONTENTS

In this circular, unless the context otherwise requires, the following words and expressions have the following meanings:–

"Announcement"	the announcement issued by the Company on 25 August 2003 in relation to the Clipsal Transactions
"Clipsal Industries"	Clipsal Industries (Holdings) Limited, a public company incorporated in Singapore with limited liability, the shares of which are listed on the main board of SGX and is an approximately 49.3% owned associated company of GP Industries
"Clipsal Industries Group"	Clipsal Industries and its subsidiaries and associated companies
"Clipsal Shares"	ordinary shares of S$0.30 each in the share capital of Clipsal Industries
"Clipsal Transactions"	the transactions entered into between Clipsal Industries and Schneider Electric SA, details of which are stated in the section headed "Clipsal Transactions" in the letter from the Chairman & Chief Executive as set out in this circular
"Company" or "Gold Peak"	Gold Peak Industries (Holdings) Limited, a public company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Consolidation Transactions"	any transaction or series of transactions which may be effected by any member of the GP Industries Group (including any acquisition of Clipsal Shares by GP Industries or any of its subsidiaries, any repurchase of Clipsal Shares by Clipsal Industries or any issue of a scrip dividend by Clipsal Industries) and which will result in the shareholding of GP Industries in Clipsal Industries being increased to more than 50% and the financial results, and assets and liabilities of Clipsal Industries being consolidated into the financial statements of GP Industries and the Company

"De-consolidation Transactions"	(where GP Industries' shareholding in Clipsal Industries is more than 50%) any transaction or series of transactions which may be effected by any member of the GP Industries Group (including any sale of Clipsal Shares by GP Industries or any of its subsidiaries or any issue of Clipsal Shares by Clipsal Industries pursuant to the exercise of options granted under its share option scheme or its normal corporate activities) and which will result in the shareholding of GP Industries in Clipsal Industries being reduced to 50% or less and the financial results, and assets and liabilities of Clipsal Industries being de-consolidated from the financial statements of GP Industries and the Company
"Directors"	directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened at Bowen Room, 7th Floor, Conrad Hong Kong, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 31 December 2003, the notice of which is set out on pages 106 and 107 of this document, and any adjournment thereof
"Exchange Rate"	the Singapore dollar to Hong Kong dollar exchange rate
"GAAP"	generally accepted accounting principles, standards, practices and policies
"GP Batteries"	GP Batteries International Limited, a public company incorporated in Singapore with limited liability, the shares of which are listed on the main board of SGX and is an approximately 49.4% owned associated company of GP Industries
"GP Industries"	GP Industries Limited, a public company incorporated in Singapore with limited liability, the shares of which are listed on the main board of SGX and an approximately 85.3% owned subsidiary of the Company
"GP Industries Group"	GP Industries and its subsidiaries and associated companies
"Group"	the Company and its subsidiaries and associated companies
"Hong Kong" or "HK"	Hong Kong Special Administrative Region of The People's Republic of China

"Latest Practicable Date"	12 December 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SARS"	Severe acute respiratory syndrome
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGX"	the Singapore Exchange Securities Trading Limited
"Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of the Company
"Shareholders"	the shareholders of the Company
"Singapore"	The Republic of Singapore
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction(s)"	the Consolidation Transactions and the De-consolidation Transactions
"HK$"	Hong Kong dollars
"S$"	Singapore dollars
"US$"	United States dollars
"%"	per cent.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

Board of Directors

Executive:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive:
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong

* *Independent Non-Executive Directors*

Registered Office:

8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

15 December 2003

To the Shareholders

Dear Sir or Madam,

POSSIBLE MAJOR TRANSACTIONS OR VERY SUBSTANTIAL ACQUISITIONS

INTRODUCTION

A chart setting out the current structure of the Group is set out below.


Gold Peak
(Hong Kong-listed)
85.3%
100%
GP Industries
(Singapore-listed)
Technology &
Strategic Division
100%
49.4%
49.3%
Electronics &
Components Business
GP Batteries
(Singapore-listed)
Clipsal Industries
(Singapore-listed)

As may be seen, GP Industries, the Company's Singapore-listed subsidiary, holds a stake of approximately 49.3% in Clipsal Industries as at the Latest Practicable Date. Clipsal Industries is a holding company and its subsidiaries and associated companies are principally engaged in the development, manufacture and marketing of electrical wiring accessories, electronic control devices and related products. Clipsal Industries has been listed on the main board of SGX since September 1992.

It is possible that, in the future, the GP Industries Group may enter into the Consolidation Transactions. The Consolidation Transactions include: GP Industries or any of its subsidiaries acquiring further Clipsal Shares in the market; Clipsal Industries issuing a scrip dividend or repurchasing its own shares in the market. If such events result in an increase of the holding of GP Industries in Clipsal Industries by approximately 0.7% or more of the total Clipsal Shares outstanding, GP Industries would then be holding more than 50% of Clipsal Industries, with the possible effect that in the future the financial results, and assets and liabilities of Clipsal Industries would be consolidated into the financial statements of GP Industries. As GP Industries is a subsidiary of the Company, Clipsal Industries would also become an indirect subsidiary of the Company and the financial results, and assets and liabilities of Clipsal Industries would also be consolidated into the financial statements of the Company.

If the shareholding interest of GP Industries in Clipsal Industries subsequently rises to above 50%, it is possible that, should it be beneficial to the GP Industries Group or should market conditions be suitable, the GP Industries Group may enter into the De-consolidation Transactions. The De-consolidation Transactions include: GP Industries or any of its subsidiaries selling Clipsal Shares or Clipsal Industries issuing further Clipsal Shares pursuant to the exercise of options granted under its share option scheme or its normal corporate activities. As a result of these events, the shareholding of GP Industries in Clipsal Industries may fall to 50% or less and the financial results, and assets and liabilities of Clipsal Industries would cease to be consolidated into the financial statements of GP Industries and the Company.

The timing and/or price(s) of such Clipsal Shares purchase(s), issuance(s), repurchase(s) and/or sale(s) would depend on market conditions at the relevant time(s) and date(s) if and when such Transaction(s) take(s) place.

Based on the latest published audited financial statements of Clipsal Industries and the Exchange Rate of S$1 = HK$4.5332 as at the Latest Practicable Date, the consolidated net tangible asset value of Clipsal Industries represents approximately 103.4% of that of the Company. Under the Listing Rules and on the basis that the Consolidation Transactions were to occur today, they will be treated as very substantial acquisitions for the Company and the De-consolidation Transactions will be treated as major transactions for the Company.

However, the Consolidation Transactions will be treated as major transactions for the Company if, based on the prevailing Exchange Rate on the date of their possible occurrence, the consolidated net tangible asset value of Clipsal Industries represents less than 100% but more than, or equal to, 50% of that of the Company.

It should be noted that the nature of the Transactions under the Listing Rules will depend on, among other things, the consolidated net tangible asset value of Clipsal Industries and the Exchange Rate prevailing on the date of the Transactions, if and when they occur.

The Transactions would, therefore, require prior approval of the Shareholders at an extraordinary general meeting.

The purpose of this circular is to seek your approval for the Company to enter into the Transactions within a period of one year from the date of the EGM.

A further announcement will be made by the Company on the Transactions if and when they occur.

The Company will include in its annual report the material adjustments, if any, required to be made to the financial statements of Clipsal Industries to draw applied accounting practices in Singapore in line with those of Hong Kong should the Consolidation Transactions materialise.

APPLICATION FOR CONFIRMATION THAT THE COMPANY WILL NOT BE TREATED AS A NEW LISTING APPLICANT

Under the Listing Rules, in the event that the Consolidation Transactions are treated as very substantial acquisitions, the Stock Exchange may treat the Company as a new listing applicant. In view of the nature and circumstances of the Transactions and based on the confirmation of the Company of its satisfaction of each of the conditions set out in Paragraph 14.07(3) of the Listing Rules, the Company has applied to the Stock Exchange for, and the Stock Exchange has given, a confirmation that the Company will not be treated as a new listing applicant in accordance with Paragraph 14.07(3) of the Listing Rules. Such confirmation is subject to the condition that no material change has taken place from the time of the confirmation application to the occurrence of the Transactions.

The Company has no definite plans on if and when the Transactions will occur as the Transactions are effected by the GP Industries Group and they will depend on market conditions.

REASONS FOR SEEKING SHAREHOLDERS' APPROVAL ON THE TRANSACTIONS

Under the relevant regulations in Singapore, GP Industries is permitted to increase its shareholding in Clipsal Industries to above 50%, such that the financial results, and assets and liabilities of Clipsal Industries are consolidated into the financial statements of GP Industries, or to subsequently reduce its shareholding to 50% or less of Clipsal Industries, without seeking the approval of its shareholders.

The reasons for seeking Shareholders' approval for the Transactions are to regularise the Company's position in the event that the Transactions do occur, it would be impractical or unduly burdensome to seek the approval of the Shareholders then for such share purchase(s), issuance(s), repurchase(s) and/or sale(s), as any such Transactions would normally be made in the market and could not be made conditional on the approval of the Shareholders.

In the event that Clipsal Industries becomes a subsidiary of GP industries, the Directors do not anticipate any change in the management or operation of Clipsal Industries.

The Directors believe that it would be appropriate for both GP Industries and Clipsal Industries to be able to act in their discretion for the interests of their shareholders depending on the prevailing situation and the opportunities available.

Therefore, to achieve this flexibility, prior approval of the Transactions is being sought from the Shareholders.

BUSINESS OF THE COMPANY

The Company, through its subsidiaries, is principally engaged in the development, manufacture and distribution of electronic products, including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers. The Company, through its associated companies, manufactures and distributes batteries, battery-related products and electrical installation products, and also develops and distributes light emitting diode display screens.

INFORMATION ON CLIPSAL INDUSTRIES

Clipsal Industries was incorporated in Singapore in December 1991 and its subsidiaries and associated companies are principally engaged in the development, manufacture and marketing of electrical installation products. Clipsal Industries has been listed on the main board of the SGX since September 1992, and is currently a component stock of the BT Singapore Regional Index.

With a direct employment of about 2,600 and a total floor area of 80,000 square metres, Clipsal Industries' major production facilities and marketing offices are located in various countries in the Asia-Pacific region such as Singapore, Malaysia, Hong Kong, China, Taiwan, the Philippines, Indonesia, Thailand, Vietnam, Sri Lanka, Australia and New Zealand.

Today, Clipsal Industries is one of the major suppliers of electrical wiring accessories in Asia, and most of its products are marketed under the "Clipsal" brand. Its extensive product line covers a wide range from individual electrical switches to complete lighting management systems for buildings en-bloc.

For the financial years ended 31 December 2001 and 2002, Clipsal Industries reported a turnover of approximately S$197.3 million (approximately HK834.3 million) and approximately S$186.0 million (approximately HK$836.5 million) respectively and a profit attributable to shareholders of approximately S$11.7 million (approximately HK$49.5 million) and approximately S$8.0 million (approximately HK$35.9 million) respectively. As at 31 December 2002, Clipsal Industries had shareholders' funds of approximately S$247.0 million (approximately HK$1,110.8 million).

CLIPSAL TRANSACTIONS

On 25 August 2003, both GP Industries and Clipsal Industries released announcements in Singapore in relation to the Clipsal Transactions entered into between Clipsal Industries and Schneider Electric SA.

The Company is not a party to the Clipsal Transactions. However in accordance with the Listing Rules, the Company issued the Announcement on the same day to keep the Shareholders informed.

In summary, the Clipsal Transactions included two inter-dependent and conditional transactions with Schneider Electric SA. They were namely:

(i) the formation of a 50-50 joint venture between Clipsal Industries and Schneider Electric SA to develop, manufacture and distribute electrical wiring devices and installation systems in Asia; and

(ii) the sale of the entire 52.4% interest of Clipsal Industries in the electrical wiring devices and installation systems business of Gerard Industries (No 3) Pty Ltd. to Schneider Electric SA for cash.

As at the Latest Practicable Date the Clipsal Transactions have not been completed as their conditions precedent have not yet been fully satisfied nor waived. As certain of the conditions precedent relate to the granting of relevant governmental or regulatory approvals and/or third party consents for the Clipsal Transactions, the Directors therefore currently have no knowledge as to when such conditions precedent will be satisfied and when the Clipsal Transactions will be completed. Should the Clipsal Transactions be completed prior to the Transactions and based on the pro forma consolidated net tangible asset value of Clipsal Industries, as if the Clipsal Transactions were completed, of approximately S$306.1 million (approximately HK$1,387.6 million) and the Exchange Rate of S$1 = HK$4.5332 as at the Latest Practicable Date, it will represent approximately 147.5% of that of the Company. Based on this and on the confirmation of the Company of its satisfaction of each of the conditions set out in Paragraph 14.07(3) of the Listing Rules, the Stock Exchange has confirmed that the Company will not be treated as a new listing applicant in accordance with Paragraph 14.07(3) of the Listing Rules.

EFFECTS OF CONSOLIDATION

In the event that Clipsal Industries becomes a subsidiary of GP Industries, the Company will consolidate the financial results, and assets and liabilities of Clipsal Industries into the consolidated financial statements of the Group. Set out in Appendix III are the pro forma consolidated financial statements of the Group prepared on the basis that the Company's interest in Clipsal Industries was consolidated as if Clipsal Industries were a 49.3% subsidiary rather than accounted for as an associated company, as it was in the audited financial statements of the Company for the financial year then ended.

As illustrated by the pro forma financial statements in Appendix III, there is no effect on the Group's net profit as a result of the consolidation of Clipsal Industries. The Directors do not believe that the impact on the Group's net assets value of consolidating Clipsal Industries would be material to the Group.

PROSPECTS

Most of the Group's export markets continued to perform well. Outlook for the Group for the current fiscal year is expected to remain positive although global business environment is still highly competitive.

The Group's electronics and battery businesses are expected to continue growing as demand for high-tech electronic goods is still strong. For Clipsal Industries and Lighthouse Technologies Limited, business activities in Asia have gradually returned to normal following containment of the SARS outbreak and the quick conclusion of the Iraqi war, but market conditions are expected to remain highly competitive. With its strong market position, establishment of the joint-venture with Schneider Electric SA as well as the introduction of new products such as the innovative ULTI series and E3000 series, the long-term prospects of Clipsal Industries remains positive. Lighthouse Technologies Limited will continue to streamline its operational structure to improve its competitiveness.

The Group will continue to invest in product development, technology, marketing and brand building to further strengthen its market position in the respective industries. The Group will also review its corporate structure to further strengthen its financial position.

Since Clipsal Industries entered into agreement with Schneider Electric SA on the Clipsal Transactions, all parties to the agreements have been working diligently on the fulfillment of the conditions precedent and formalities for completion of the Clipsal Transactions.

EGM

Set out on pages 106 and 107 of this circular is a notice of the EGM to be held at Bowen Room, 7th Floor, Conrad Hong Kong, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 31 December 2003 for the purpose of considering and, if thought fit, passing the proposed resolutions.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and, in any event, so as to be received by the Company not less than 48 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting in person if you so wish.

RECOMMENDATION

The Directors are of the opinion that the Transactions are in the interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend Shareholders to vote in favour of the resolutions to approve the Transactions to be proposed at the EGM. The Directors and their associates, beneficially holding a total of 175,057,111 Shares as at the Latest Practicable Date, which represent approximately 32.4% of the issued share capital of the Company, have indicated that they intend to vote such Shares in favour of the proposed resolutions at the EGM.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

AUDITED FINANCIAL STATEMENTS

Set out below is a summary of the audited consolidated income statements of the Group for the three years ended 31 March 2003 and audited consolidated balance sheets of the Group as at 31 March 2002 and 2003, together with other relevant information and notes as extracted from the annual report of Gold Peak for the year ended 31 March 2003.

Consolidated Income Statement
Year ended 31 March

	Notes	2003 HK$'000	2002 HK$'000	2001 HK$'000
Turnover	4	1,809,127	1,601,627	1,752,777
Cost of sales		(1,421,459)	(1,261,424)	(1,412,556)
Gross profit		387,668	340,203	340,221
Other operating income		57,830	73,313	84,513
Distribution costs		(166,357)	(118,479)	(92,500)
Administrative expenses		(194,944)	(213,241)	(202,954)
Net investment loss	5	(25,482)	(23,440)	(17,524)
Other operating expenses	6	(12,922)	(393)	(1,141)
Profit from operations	7	45,793	57,963	110,615
Finance costs	9	(88,425)	(108,856)	(145,989)
Share of results of associates		203,295	147,582	176,329
Amortisation of goodwill on acquisition of associates		(7,138)	(6,677)	(10,603)
Realisation of negative goodwill on acquisition of associates		1,281	1,015	418
(Loss) gain on deemed partial disposal of associates		(70)	784	(291)
Gain on disposal of associates		1,006	195	–
Loss on disposal of subsidiaries		(18)	(1,561)	–
Loss on deemed disposal of a subsidiary		(4,008)	–	–
Loss on deemed partial disposal of a subsidiary		(944)	(77)	(372)
Profit before taxation		150,772	90,368	130,107
Taxation	10	(50,730)	(35,379)	(36,577)
Profit before minority interests		100,042	54,989	93,530
Minority interests		(28,562)	(17,623)	(28,889)
Net profit for the year		71,480	37,366	64,641
Appropriations and other movements:				
Dividends	11	(34,574)	(21,277)	(37,527)
Transfer to non-distributable reserves				
– capital reserve		–	(1,403)	(612)
– legal surplus		(422)	(231)	(639)
		(34,996)	(22,911)	(38,778)
Earnings per share	12			
Basic		13.44 cents	7.03 cents	12.64 cents
Diluted		12.48 cents	6.98 cents	11.90 cents

Consolidated Balance Sheet
As at 31 March

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	13	112,295	89,700
Property, plant and equipment	14	259,895	300,712
Interests in associates	16	1,735,245	1,563,734
Trademarks	17	60,649	64,832
Investments in securities	18	177,358	191,825
Advances to trade associates	19	109,000	117,000
Deferred expenditure	20	–	24,448
Goodwill	21	9,146	10,129
		2,463,588	2,362,380
Current assets			
Inventories	22	282,996	342,023
Debtors, bills receivable and prepayments	23	533,190	600,427
Investments in securities	18	182,351	183,389
Dividends receivable		17,928	9,388
Taxation recoverable		236	218
Bank balances, deposits and cash		163,529	365,542
		1,180,230	1,500,987
Current liabilities			
Creditors and accrued charges	24	394,060	345,596
Obligations under finance leases	25	2,127	3,033
Taxation payable		6,710	3,989
Bank loans, overdrafts and import loans	26	911,205	626,573
		1,314,102	979,191
Net current (liabilities) assets		(133,872)	521,796
Total assets less current liabilities		2,329,716	2,884,176
Minority interests		223,932	226,723
Non-current liabilities			
Borrowings	27	1,008,688	1,618,911
Convertible note	28	85,925	83,423
Deferred taxation	29	666	4,675
		1,095,279	1,707,009
Net assets		1,010,505	950,444
Capital and reserves			
Share capital	30	265,953	265,953
Reserves	32	744,552	684,491
Shareholders' funds		1,010,505	950,444

Balance Sheet
As at 31 March

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	14	34,071	30,752
Interests in subsidiaries	15	1,858,060	1,879,060
		1,892,131	1,909,812
Current assets			
Debtors and prepayments		151,781	176,136
Bank balances, deposits and cash		9,049	257,434
		160,830	433,570
Current liabilities			
Creditors and accrued charges		13,338	8,552
Obligations under finance leases	25	1,083	2,066
Taxation payable		700	–
Bank loans	26	665,339	365,131
		680,460	375,749
Net current (liabilities) assets		(519,630)	57,821
Total assets less current liabilities		1,372,501	1,967,633
Non-current liabilities			
Borrowings	27	241,067	849,301
Convertible note	28	85,925	83,423
Amounts due to subsidiaries		14,361	7,091
		341,353	939,815
Net assets		1,031,148	1,027,818
Capital and reserves			
Share capital	30	265,953	265,953
Reserves	32	765,195	761,865
Shareholders' funds		1,031,148	1,027,818

Consolidated Statement of Changes in Equity
Year ended 31 March

	2003	2002
	HK$'000	*HK$'000*
At beginning of the year	950,444	968,997
Share of reserves of associates	5,019	(11,469)
Exchange differences arising on translation of operations outside Hong Kong	(4,692)	2,255
Net gains (losses) not recognised in the consolidated income statement	327	(9,214)
	950,771	959,783
Net profit for the year	71,480	37,366
Goodwill reserve realised upon deemed disposal of a subsidiary	10,956	–
Reserves realised upon the disposal of subsidiaries	1,208	192
Share of capital reserve of associates	26	(12,750)
Dividends paid	(23,936)	(34,564)
Issue of shares upon exercise of share options, net of expenses	–	417
At end of the year	1,010,505	950,444

Consolidated Cash Flow Statement
Year ended 31 March

	2003 HK$'000	2002 HK$'000 (As restated)
Cash inflows from operating activities		
Profit before taxation	150,772	90,368
Adjustments for:		
Share of results of associates	(203,295)	(147,582)
Write-off of investments in e-business joint venture	14,500	–
Amortisation of deferred expenditure	11,319	9,399
Amortisation of trademarks	4,183	4,183
Amortisation of goodwill on acquisition of associates	7,138	6,677
Realisation of negative goodwill on acquisition of associates	(1,281)	(1,015)
Amortisation of goodwill on acquisition of subsidiaries/business	983	33
Depreciation and amortisation of property, plant and equipment	46,126	47,587
Loss (gain) on disposal of property, plant and equipment	8,858	(272)
Loss (gain) on deemed partial disposal of associates	70	(784)
Gain on disposal of associates	(1,006)	(195)
Loss on disposal of subsidiaries	18	1,561
Loss on deemed disposal of a subsidiary	4,008	–
Loss on deemed partial disposal of a subsidiary	944	77
(Surplus) deficit on valuation of investment properties (credited) charged to the income statement	(7,013)	360
Interest income	(16,623)	(23,573)
Interest on bank and other borrowings	85,754	106,103
Interest on convertible note	2,502	2,430
Interest on obligations under finance leases	169	323
Dividend income from investments in securities	(4,367)	(5,259)
Net realised loss on disposal of other investments	–	10,924
Net unrealised holding loss on other investments	15,349	17,775
Effect of foreign exchange rate changes on inter-company balances	(13,574)	1,165
Operating cash flows before movements in working capital	105,534	120,285
(Increase) decrease in inventories	(51,215)	484
Increase in debtors, bills receivable and prepayments	(48,471)	(70,601)
Increase (decrease) in creditors and accrued charges	95,760	(12,308)
Cash generated from operations	101,608	37,860
Hong Kong Profits Tax paid	(5,902)	(6,104)
Hong Kong Profits Tax refunded	13	–
Taxation in other jurisdictions paid	(6,800)	(5,133)
Taxation in other jurisdictions refunded	286	187
Net cash from operating activities	89,205	26,810

	Notes	2003 HK$'000	2002 HK$'000 (As restated)
Cash flows from investing activities			
Purchase of property, plant and equipment		(54,076)	(39,609)
Advances to associates		(27,544)	(7,205)
Interests in associates		(13,199)	(46,571)
Deemed disposal of a subsidiary (net of cash and cash equivalents disposed of)	34	(12,303)	–
Payment for deferred expenditure		(8,967)	(15,424)
Purchase of investments in securities		(624)	(12,959)
Dividends received from associates		59,099	65,312
Interest received		17,011	24,114
Proceeds from disposal of property, plant and equipment		11,826	4,207
Repayment of amounts due from associates		8,100	5,904
Repayment from trade associates		8,000	–
Dividends received from investments in securities		4,367	5,259
Proceeds from deemed partial disposal of a subsidiary		1,971	636
Purchase of a business/subsidiaries (net of cash and cash equivalents acquired and expenses incurred)	35	–	(38,191)
Consideration paid on acquisition of additional interest of a subsidiary		–	(14,988)
Proceeds from disposal of investments in securities		–	96,738
Proceeds from disposal of associates		–	7,031
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	36	–	4,062
Net cash (used in) from investing activities		(6,339)	38,316

	Notes	2003 HK$'000	2002 HK$'000 (As restated)
Cash flows from financing activities			
Fixed rate notes raised		208,200	211,700
New bank loans raised		110,100	814,199
Net cash inflow (outflow) from short term bank loans		78,486	(138,272)
Net cash inflow (outflow) from import loans		60,972	(8,151)
Capital contributed by minority shareholders of subsidiaries		23,190	1,699
Repayment of bank loans		(643,270)	(508,321)
Interest on bank and other borrowings paid		(86,851)	(107,365)
Dividends paid		(23,936)	(34,564)
Dividends paid to minority shareholders of subsidiaries		(7,068)	(6,881)
Principal payments for obligations under finance leases		(3,376)	(3,434)
Interest on obligations under finance leases paid		(171)	(319)
Proceeds from issue of shares, net of expenses of HK$nil (2002: HK$10,000)		–	417
Net cash (used in) from financing activities		(283,724)	220,708
Net (decrease) increase in cash and cash equivalents		(200,858)	285,834
Cash and cash equivalents at beginning of the year		355,500	69,481
Effect of foreign exchange rate changes		1,526	185
Cash and cash equivalents at end of the year	*38*	156,168	355,500
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents as previously reported			239,158
Effect of reclassification of short term bank loans			116,342
Cash and cash equivalents as restated			355,500

Notes to the Financial Statements

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 43 and 44 to the financial statements respectively.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has resulted in a change of the format of presentation of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

Foreign currencies

SSAP 11 (Revised) "Foreign currency translation" has eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period which was previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short term bank loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after 1 April 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary, associate or business, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by SSAP 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to 1 April 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to 1 April 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term, including the renewable period, of the relevant lease is 20 years or less.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 (Revised) "Property, plant and equipment"

("SSAP 17 (Revised)") from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to 30 September 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) *Product development expenditure*

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible note

Convertible note is separately disclosed and regarded as liabilities unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Electronics – development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers

Batteries – development, manufacture and distribution of batteries and battery related products

Electrical – development, manufacture and distribution of electrical wiring installation products

Analysis of the Group's segment information is as follows:

(a) Business segments

2003

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	394,472	1,414,655	-	-	-	1,809,127
Inter-segment sales	44	651	-	-	(695)	-
	394,516	1,415,306	-	-	(695)	1,809,127
Inter-segment sales are charged at prevailing market rates						
Results						
Segment result	31,246	18,473	-	-	-	49,719
Unallocated corporate expenses						(27,817)
Other corporate income						23,891
Profit from operations						45,793
Finance costs						
Segment	(7,536)	(38,586)	-	-	-	(46,122)
Corporate						(42,303)
Share of results of associates	(3,908)	97,259	81,225	28,719	-	203,295
Amortisation of goodwill on acquisition of associates						(7,138)
Realisation of negative goodwill on acquisition of associates						1,281
Loss on deemed partial disposal of associates						(70)
Gain on disposal of associates						1,006
Loss on disposal of subsidiaries						(18)
Loss on deemed disposal of a subsidiary						(4,008)
Loss on deemed partial disposal of a subsidiary						(944)
Profit before taxation						150,772
Taxation						(50,730)
Profit before minority interests						100,042
Minority interests						(28,562)
Net profit for the year						71,480
Assets						
Segment assets	366,476	1,308,746	-	-	(27,228)	1,647,994
Interests in associates	61,990	475,450	645,049	552,756	-	1,735,245
Unallocated corporate assets						260,579
Consolidated total assets						3,643,818
Liabilities						
Segment liabilities	483,069	397,564	-	-	(500,709)	379,924
Borrowings						
Segment	15,652	998,879	-	-	-	1,014,531
Corporate						907,489
Convertible note						85,925
Unallocated corporate liabilities						21,512
Consolidated total liabilities						2,409,381

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Other information						
Capital expenditure						
Segment	25,480	31,033	-	-	-	56,513
Corporate						9,332
Depreciation and amortisation						
Segment	23,854	33,284	-	-	-	57,138
Corporate						5,473
Additions of goodwill on acquisition of associates						36
2002						
Turnover						
External sales	338,676	1,262,951	-	-	-	1,601,627
Inter-segment sales	163	584	-	-	(747)	-
	338,839	1,263,535	-	-	(747)	1,601,627
Inter-segment sales are charged at prevailing market rates						
Results						
Segment result	46,653	(6,207)	-	-	-	40,446
Unallocated corporate expenses						(19,172)
Other corporate income						36,689
Profit from operations						57,963
Finance costs						
Segment	(9,182)	(47,518)	-	-	-	(56,700)
Corporate						(52,156)
Share of results of associates	(8,518)	80,780	38,732	36,588	-	147,582
Amortisation of goodwill on acquisition of associates						(6,677)
Realisation of negative goodwill on acquisition of associates						1,015
Gain on deemed partial disposal of associates						784
Gain on disposal of associates						195
Loss on disposal of subsidiaries						(1,561)
Loss on deemed partial disposal of a subsidiary						(77)
Profit before taxation						90,368
Taxation						(35,379)
Profit before minority interests						54,989
Minority interests						(17,623)
Net profit for the year						37,366
Assets						
Segment assets	594,796	1,198,938	-	-	(16,070)	1,777,664
Interests in associates	26,578	410,806	582,752	543,598	-	1,563,734
Unallocated corporate assets						521,969
Consolidated total assets						3,863,367

	Technology and strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Liabilities						
Segment liabilities	561,874	304,478	–	–	(530,209)	336,143
Borrowings						
Segment	109,934	922,081	–	–	–	1,032,015
Corporate						1,216,502
Convertible note						83,423
Unallocated corporate liabilities						18,117
Consolidated total liabilities						2,686,200
Other information						
Capital expenditure						
Segment	19,378	39,132	–	–	–	58,510
Corporate						1,972
Depreciation and amortisation						
Segment	20,134	35,381	–	–	–	55,515
Corporate						5,687
Additions of goodwill on acquisition of associates						19,934
Additions of goodwill on acquisition of subsidiaries/ business						10,162

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Turnover		Profit before taxation	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The PRC				
– Hong Kong	159,709	133,044	15,004	4,904
– Mainland China	99,564	105,424	38,577	24,411
Other Asian countries	574,649	574,462	17,688	16,706
Europe	426,344	423,790	20,712	2,724
North & South America	447,773	328,264	32,965	13,003
Australia & New Zealand	91,542	32,077	22,287	28,809
Others	9,546	4,566	3,539	(189)
	1,809,127	1,601,627	150,772	90,368

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000
The PRC				
– Hong Kong	1,111,051	1,502,366	21,737	34,364
– Mainland China	1,115,508	972,699	37,929	16,170
Other Asian countries	776,391	765,990	468	1,629
Europe	338,818	275,694	5,711	8,319
North & South America	162,893	193,639	–	–
Australia & New Zealand	137,252	151,964	–	–
Others	1,905	1,015	–	–
	3,643,818	3,863,367	65,845	60,482

5. NET INVESTMENT LOSS

	2003	2002
	HK$'000	HK$'000
Net investment loss comprises:		
Net unrealised holding loss on other investments	15,349	17,775
Write-off of investments in e-business joint venture	14,500	–
Dividend income from investments in securities	(4,367)	(5,259)
Net realised loss on disposal of other investments	–	10,924
	25,482	23,440

Included in above are loss from listed investments of HK$15,349,000 (2002: loss of HK$23,624,000), loss from unlisted investments of HK$nil (2002: loss of HK$5,075,000) and dividend income of HK$4,362,000 (2002: HK$4,968,000) and HK$5,000 (2002: HK$291,000) from listed and unlisted investments respectively.

6. OTHER OPERATING EXPENSES

	2003	2002
	HK$'000	HK$'000
The other operating expenses comprise:		
Expenses incurred for the closure of a factory in the United Kingdom	6,506	–
Restructuring costs for speaker businesses	5,433	–
Amortisation of goodwill on acquisition of subsidiaries/business	983	33
Deficit on valuation of investment properties	–	360
	12,922	393

7. PROFIT FROM OPERATIONS

	2003 *HK$'000*	2002 *HK$'000*
Profit from operations has been arrived at after charging:		
Directors' emoluments *(note 8)*	22,335	21,294
Staff salaries, allowances and welfare	231,852	214,901
Total staff costs	254,187	236,195
Amortisation of deferred expenditure (included in administrative expenses)	11,319	9,399
Amortisation of trademarks (included in administrative expenses)	4,183	4,183
Auditors' remuneration	4,776	3,365
Depreciation and amortisation on		
Owned assets	45,025	44,310
Assets held under finance leases	1,101	3,277
Loss on disposal of property, plant and equipment	8,858	–
Minimum lease payments made in respect of rented premises	13,550	13,395
Research expenditure incurred	25,665	19,779
and after crediting:		
Gain on disposal of property, plant and equipment	–	272
Interest earned on bank deposits and balances	16,094	23,266
Interest income from associates	529	307
Rental income from land and buildings, less nil outgoings (2002: nil)	1,386	1,375
Rental income from investment properties, less outgoings of HK$1,243,000 (2002: HK$688,000)	5,656	5,766
Surplus on valuation of investment properties	7,013	–

8. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

	2003 *HK$'000*	2002 *HK$'000*
Directors		
Fees:		
Executive	90	100
Non-executive	130	130
	220	230
Other emoluments to executive directors:		
Salaries and other benefits	13,849	14,424
Performance related incentive payments	6,964	5,311
Retirement benefit scheme contributions	1,302	1,329
	22,115	21,064
	22,335	21,294

The amounts disclosed above include directors' fees of HK$130,000 (2002: HK$130,000) payable to non-executive directors.

Emoluments of the directors were within the following bands:

	Number of director(s) 2003	2002
HK$Nil – HK$1,000,000	6	6
HK$1,000,001 to HK$1,500,000	1	1
HK$1,500,001 to HK$2,000,000	1	1
HK$2,000,001 to HK$2,500,000	1	1
HK$3,500,001 to HK$4,000,000	1	1
HK$5,500,001 to HK$6,000,000	–	2
HK$6,000,001 to HK$6,500,000	2	–

Employees

The five highest paid individuals of the Group for the year included three (2002: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the two (2002: two) highest paid employees of the Group, not being a director of the Company, are as follows:

	2003 *HK$'000*	2002 *HK$'000*
Salaries and other benefits	4,545	4,391
Performance related incentive payments	1,086	628
Retirement benefit scheme contributions	269	336
	5,900	5,355

Emoluments of these employees were within the following bands:

	Number of employee(s) 2003	2002
HK$2,500,001 to HK$3,000,000	1	2
HK$3,000,001 to HK$3,500,000	1	–

9. FINANCE COSTS

	2003 *HK$'000*	2002 *HK$'000*
Interest on bank and other borrowings:		
Wholly repayable within five years	85,461	105,401
Not wholly repayable within five years	293	702
Convertible note	2,502	2,430
Finance leases	169	323
Total borrowing costs	88,425	108,856

10. TAXATION

	2003 HK$'000	2002 HK$'000
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax	6,528	3,580
Taxation in jurisdictions other than Hong Kong	6,630	6,158
Deferred taxation *(note 29)*	1,696	1,724
Sub-total	14,854	11,462
Share of taxation of associates:		
Hong Kong Profits Tax	3,848	2,763
Taxation in jurisdictions other than Hong Kong	32,028	21,154
Sub-total	35,876	23,917
Total	50,730	35,379

Hong Kong Profits Tax is calculated at 16% (2002: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

11. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Interim dividend paid of 3.0 cents (2002: 2.5 cents) per share	15,957	13,298
Final dividend proposed of 3.5 cents (2002: 1.5 cents) per share	18,617	7,979
	34,574	21,277

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended 31 March 2003 and 2002 is computed based on the following data:

	2003 HK$'000	2002 HK$'000
Earnings		
Net profit for the year and earnings for the purpose of basic earnings per share	71,480	37,366
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(615)	(152)
Adjustment resulting from the assumed conversion of the convertible note	(4,385)	–
Earnings for the purpose of diluted earnings per share	66,480	37,214

	2003 '000	2002 '000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	531,905	531,831
Effect of dilutive potential shares on share options	606	948
Weighted average number of shares for the purpose of diluted earnings per share	532,511	532,779

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 28 into the shares of GP Industries Limited ("GP Ind").

13. INVESTMENT PROPERTIES

	THE GROUP HK$'000
At 1 April 2001	90,060
Deficit on valuation	(360)
At 31 March 2002 and 1 April 2002	89,700
Transfer from property, plant and equipment	18,380
Transfer to property, plant and equipment	(2,798)
Surplus on valuation	7,013
At 31 March 2003	112,295

The Group's investment properties shown above comprise:

	2003 HK$'000	2002 HK$'000
Held in Hong Kong under medium term leases	81,620	89,700
Freehold properties held outside Hong Kong	30,675	–
	112,295	89,700

The investment properties of the Group were revalued at 31 March 2003 on an open market existing use basis by RHL Appraisal Ltd. and EWS Chartered Surveyors, independent professional valuers.

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Leasehold land and buildings	Leasehold improve-ments	Machinery and equipment	Moulds and tools	Properties under development	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP								
Cost or valuation								
At 1 April 2002	33,984	128,865	68,662	214,990	32,915	7,027	78,295	564,738
Currency realignment	1,611	686	183	1,548	1,502	–	1,133	6,663
Transfer to investment properties	(18,804)	–	–	–	–	–	–	(18,804)
Transfer from investment properties	–	2,798	–	–	–	–	–	2,798
Additions	134	–	8,079	25,067	5,052	8,262	10,284	56,878
Reclassification	(468)	–	468	–	–	–	–	–
Disposals	–	(18,264)	(1,913)	(17,338)	(7,289)	–	(5,252)	(50,056)
Disposal of subsidiaries	–	(1,347)	–	–	–	–	(251)	(1,598)
Deemed disposal of a subsidiary	–	–	(2,497)	(22,174)	(3,160)	–	(2,122)	(29,953)
At 31 March 2003	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
Comprising:								
At cost	16,457	47,347	72,982	202,093	29,020	15,289	82,087	465,275
At valuation – 1994	–	62,593	–	–	–	–	–	62,593
At valuation – 2002	–	2,798	–	–	–	–	–	2,798
	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
Depreciation and amortisation								
At 1 April 2002	2,053	26,820	43,450	131,538	21,114	–	39,051	264,026
Currency realignment	203	172	174	1,058	762	–	848	3,217
Transfer to investment properties	(424)	–	–	–	–	–	–	(424)
Provided for the year	300	4,014	8,168	21,762	4,745	–	7,137	46,126
Reclassification	(237)	–	237	–	–	–	–	–
Eliminated on disposals	–	(4,878)	(1,674)	(12,601)	(5,997)	–	(4,222)	(29,372)
Eliminated on disposal of subsidiaries	–	(519)	–	–	–	–	(225)	(744)
Eliminated on deemed disposal of a subsidiary	–	–	(1,196)	(7,152)	(2,004)	–	(1,706)	(12,058)
At 31 March 2003	1,895	25,609	49,159	134,605	18,620	–	40,883	270,771
Net book values								
At 31 March 2003	14,562	87,129	23,823	67,488	10,400	15,289	41,204	259,895
At 31 March 2002	31,931	102,045	25,212	83,452	11,801	7,027	39,244	300,712

	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Others HK$'000	Total HK$'000
THE COMPANY				
Cost or valuation				
At 1 April 2002	14,500	9,074	36,615	60,189
Additions	–	2,674	6,658	9,332
Disposals	–	–	(2,949)	(2,949)
At 31 March 2003	14,500	11,748	40,324	66,572
Comprising:				
At cost	–	11,748	40,324	52,072
At valuation – 1994	14,500	–	–	14,500
	14,500	11,748	40,324	66,572
Depreciation and amortisation				
At 1 April 2002	2,301	6,801	20,335	29,437
Provided for the year	347	871	4,222	5,440
Eliminated on disposals	–	–	(2,376)	(2,376)
At 31 March 2003	2,648	7,672	22,181	32,501
Net book values				
At 31 March 2003	11,852	4,076	18,143	34,071
At 31 March 2002	12,199	2,273	16,280	30,752

The Group has adopted the transitional relief provided by SSAP 17 (Revised) regarding the requirement to revalue properties, which had been carried at revalued amounts prior to 30 September 1995, and accordingly, no further revaluation of these properties will be carried out. Had these properties of the Company and the Group been carried at cost less accumulated depreciation and amortisation, the carrying value of these properties at 31 March 2003 would have been stated at approximately HK$2,554,000 (2002: HK$2,667,000) and HK$22,458,000 (2002: HK$20,658,000) respectively.

	THE GROUP		THE COMPANY	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
The Group's and the Company's property interests shown above comprise:				
Freehold properties held outside Hong Kong	14,562	31,931	–	–
Leasehold properties:				
Held in Hong Kong, medium term leases	71,061	70,698	11,852	12,199
Held outside Hong Kong,				
medium term leases	10,218	24,163	–	–
short term leases	5,850	7,184	–	–
	101,691	133,976	11,852	12,199
Net book value of property, plant and equipment held under finance leases:				
Machinery and equipment	2,668	10,272	–	7,270
Others	3,582	1,906	2,878	1,069
	6,250	12,178	2,878	8,339

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$'000	*HK$'000*
Listed shares, at cost	1,086,592	1,086,592
Unlisted shares, at cost	337,798	338,063
Impairment losses	(209,155)	(209,155)
	1,215,235	1,215,500
Amounts due from subsidiaries	642,825	663,560
	1,858,060	1,879,060
Market values of listed shares at 31 March	1,187,512	1,145,723

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Particulars of the principal subsidiaries at 31 March 2003 are set out in note 43.

16. INTERESTS IN ASSOCIATES

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	1,633,571	1,469,347
Goodwill on acquisition of associates	91,842	98,944
Negative goodwill on acquisition of associates	(24,702)	(19,647)
	1,700,711	1,548,644
Amounts due from associates	46,334	26,890
Impairment losses	(11,800)	(11,800)
	1,735,245	1,563,734
Market values of listed shares at 31 March	989,354	934,884

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

	Goodwill on acquisition of associates		Negative goodwill on acquisition of associates	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At beginning of the year	187,200	167,266	21,080	7,774
Acquired on purchase of associates	36	19,934	6,336	13,306
Disposal of an associate	(1,885)	–	–	–
At end of the year	185,351	187,200	27,416	21,080
Amortisation				
At beginning of the year	88,256	81,579	1,433	418
Provided for the year	7,138	6,677	–	–
Realised during the year	–	–	1,281	1,015
Eliminated on disposal of an associate	(1,885)	–	–	–
At end of the year	93,509	88,256	2,714	1,433
Net book values				
At end of the year	91,842	98,944	24,702	19,647
At beginning of the year	98,944	85,687	19,647	7,356

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from past acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

Particulars of the principal associates at 31 March 2003 are set out in note 44.

(a) At 31 March 2003, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is 31 March. The financial information in respect of GPBI based on its audited financial statements for the year ended 31 March 2003 and the relevant information in respect of the Group's interest in GPBI are as follows:

	At 31 March 2003	At 31 March 2002
	HK$'000	*HK$'000*
Financial position		
Total assets	3,526,722	2,810,745
Total liabilities	1,981,707	1,415,187
Minority interests	191,974	158,919
Share of net assets of GPBI	660,825	592,103
Market value of the shares in GPBI held by the Group at 31 March	404,563	352,500

	Year ended 31 March 2003 *HK$'000*	Year ended 31 March 2002 *HK$'000*
Results for the year		
Turnover	2,906,713	2,345,801
Net profit for the year	143,345	72,821
Net profit for the year attributable to the Group	59,968	28,678

(b) At 31 March 2003, the Group has interests in shares in Clipsal Industries (Holdings) Limited ("CIHL"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of CIHL is 31 December. The financial information in respect of CIHL based on its audited financial statements for the year ended 31 December 2002 and the relevant information in respect of the Group's interest in CIHL are as follows:

	At 31 December 2002 *HK$'000*	At 31 December 2001 *HK$'000*
Financial position		
Total assets	2,123,646	1,878,410
Total liabilities	1,006,907	830,237
Minority interests	24,920	19,459
Share of net assets of CIHL	537,612	508,596

	2003 *HK$'000*	2002 *HK$'000*
Market value of the shares in CIHL held by the Group at 31 March	584,791	582,384

	Year ended 31 December 2002 *HK$'000*	Year ended 31 December 2001 *HK$'000*
Results for the year		
Turnover	818,322	835,330
Net profit for the year	35,163	49,538
Net profit for the year attributable to the Group	15,001	21,297

The 52.45% owned associate, Gerard Industries (No. 3) Pty. Ltd. ("GI3PL"), of the Group's associate, CIHL, in Australia has disputes with the Australian Taxation Office ("ATO") and GI3PL has instructed its legal counsel to take the matters to the Federal Court of Australia. Total assessment claimed by the ATO amounted to A$116.3 million including penalties and interest. The effective share of the amount attributable to the Group as at 31 March 2003, after minority interests, is estimated to be A$25.9 million (equivalent to approximately HK$121.9 million). The

ultimate outcome, which may not be known for some years, cannot presently be determined by the management of GI3PL with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of GI3PL.

In the opinion of the Board of Directors of CIHL, the valuation of GI3PL based on its future earnings potential and after taking into consideration the total amount of the above contingent liability, will not be less than its current carrying value in the books of CIHL, and therefore no impairment in CIHL's investment in GI3PL in accordance with Singapore Statements of Accounting Standard No. 36 is considered necessary.

The directors of the Company have taken note of the above matters and made due enquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters. Therefore, no impairment in the Group's investment in CIHL in accordance with SSAP 31 "Impairment of assets" is considered necessary.

17. TRADEMARKS

	2003 *HK$'000*	2002 *HK$'000*
THE GROUP		
Cost		
At beginning and end of the year	83,655	83,655
Amortisation		
At beginning of the year	18,823	14,640
Provided for the year	4,183	4,183
At end of the year	23,006	18,823
Net book values		
At end of the year	60,649	64,832

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

18. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2003 *HK$'000*	2002 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*
THE GROUP						
Listed securities in Hong Kong	–	–	185	413	185	413
Listed securities in jurisdictions other than Hong Kong	–	–	353,684	355,251	353,684	355,251
Total listed securities	–	–	353,869	355,664	353,869	355,664
Unlisted securities	3,949	18,283	1,891	1,267	5,840	19,550
	3,949	18,283	355,760	356,931	359,709	375,214
Market value of listed securities	–	–	275,189	307,868	275,189	307,868
Carrying value of investments in securities is analysed as follows:						
Current	–	–	182,351	183,389	182,351	183,389
Non-current	3,949	18,283	173,409	173,542	177,358	191,825
	3,949	18,283	355,760	356,931	359,709	375,214

All of the above investments in securities are equity securities.

Included in other investments of HK$355,760,000 at 31 March 2003 (2002: HK$356,931,000) is an amount of HK$352,563,000 (2002: HK$354,130,000) representing the Group's investment in the equity securities of 美隆電器廠股份有限公司 Meiloon Industrial Co. Ltd. ("Meiloon"), a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan.

The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon.

The remaining other investments are stated at their market values.

Particulars of an investment as at 31 March 2003 disclosed pursuant to Section 129(2) of the Companies Ordinance are as follows:

Name of investee	Place of incorporation	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Meiloon	Taiwan	15.22%	Manufacture and sale of loudspeakers

19. ADVANCES TO TRADE ASSOCIATES

THE GROUP

Included in advances to trade associates are advances of HK$97,000,000 (2002: HK$97,000,000) which are non-interest bearing and have no fixed repayment term. Such advances were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

The remaining amount of HK$12,000,000 (2002: HK$20,000,000) represents a receivable from an owner of a trade associate of the Group who pledged the entire issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares during the period from 1 January 1999 to 31 December 2001, which was extended to 31 December 2002, at a price to be agreed. Pursuant to a supplementary agreement entered into by the parties involved on 30 December 2002, the option period has been extended to 28 February 2004. The receivable bears interest at commercial rates. In the opinion of the directors, the receivable is not likely to be repaid within one year. Accordingly, the amount is classified as non-current.

20. DEFERRED EXPENDITURE

	Product development expenditure		Technical know-how		Total	
	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Cost						
At beginning of the year	46,558	31,134	14,892	14,892	61,450	46,026
Additions	8,967	15,424	–	–	8,967	15,424
Deemed disposal of a subsidiary	(55,525)	–	–	–	(55,525)	–
At end of the year	–	46,558	14,892	14,892	14,892	61,450
Amortisation						
At beginning of the year	22,110	12,935	14,892	14,668	37,002	27,603
Provided for the year	11,319	9,175	–	224	11,319	9,399
Eliminated on deemed disposal of a subsidiary	(33,429)	–	–	–	(33,429)	–
At end of the year	–	22,110	14,892	14,892	14,892	37,002
Net book values						
At end of the year	–	24,448	–	–	–	24,448

21. GOODWILL

	2003	2002
	HK$'000	*HK$'000*
THE GROUP		
Cost		
At beginning of the year	10,162	–
Goodwill arising from acquisition of a business	–	9,500
Goodwill arising from acquisition of additional interest in a subsidiary	–	662
At end of the year	10,162	10,162
Amortisation		
At beginning of the year	33	–
Charge for the year	983	33
At end of the year	1,016	33
Net book value		
At end of the year	9,146	10,129

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

22. INVENTORIES

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Raw materials	132,356	129,344
Work in progress	15,883	17,910
Finished goods	134,757	194,769
	282,996	342,023

At 31 March 2003, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$2,642,000 (2002: HK$17,541,000).

23. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	271,892	310,549
61 – 90 days	13,530	23,347
Over 90 days	247,768	266,531
	533,190	600,427

24. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	294,101	247,467
61 – 90 days	54,966	60,077
Over 90 days	44,993	38,052
	394,060	345,596

25. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases are as follows:				
THE GROUP				
Within one year	2,200	3,189	2,127	3,033
In the second to fifth years inclusive	2,748	2,442	2,698	2,340
	4,948	5,631	4,825	5,373
Less: Future finance charges	(123)	(258)	–	–
Present value of lease obligations	4,825	5,373	4,825	5,373
Less: Amount due within one year shown under current liabilities *(note 27)*			(2,127)	(3,033)
Amount due after one year			2,698	2,340
THE COMPANY				
Within one year	1,137	2,111	1,083	2,066
In the second to fifth years inclusive	1,599	156	1,566	156
	2,736	2,267	2,649	2,222
Less: Future finance charges	(87)	(45)	–	–
Present value of lease obligations	2,649	2,222	2,649	2,222
Less: Amount due within one year shown under current liabilities *(note 27)*			(1,083)	(2,066)
Amount due after one year			1,566	156

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

26. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current portion of bank loans *(note 27)*	724,946	420,508	609,639	365,131
Short term bank loans	164,882	116,342	55,700	–
Import loans	14,016	79,681	–	–
Bank overdrafts	7,361	10,042	–	–
	911,205	626,573	665,339	365,131
Secured	1,312	2,470	739	–
Unsecured	909,893	624,103	664,600	365,131
	911,205	626,573	665,339	365,131

27. BORROWINGS

	THE GROUP		THE COMPANY	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
– Unsecured	1,288,094	1,809,937	841,850	1,206,343
– Secured *(Note a)*	22,942	15,442	7,290	7,933
Fixed rate notes *(Note b)*	419,900	211,700	–	–
	1,730,936	2,037,079	849,140	1,214,276
Obligations under finance leases *(note 25)*	4,825	5,373	2,649	2,222
	1,735,761	2,042,452	851,789	1,216,498
Less: Amount due within one year				
– bank loans *(note 26)*	(724,946)	(420,508)	(609,639)	(365,131)
– obligations under finance leases *(note 25)*	(2,127)	(3,033)	(1,083)	(2,066)
	1,008,688	1,618,911	241,067	849,301

The bank loans are repayable within a period of:

	THE GROUP 2003 HK$'000	THE GROUP 2002 HK$'000	THE COMPANY 2003 HK$'000	THE COMPANY 2002 HK$'000
Within 1 year	724,946	420,508	609,639	365,131
Between 1-2 years	491,899	1,118,788	223,960	609,569
Between 2-5 years	508,087	489,965	12,159	235,179
Over 5 years	6,004	7,818	3,382	4,397
	1,730,936	2,037,079	849,140	1,214,276
Less: Amount due within one year shown under current liabilities *(note 26)*	(724,946)	(420,508)	(609,639)	(365,131)
	1,005,990	1,616,571	239,501	849,145

On 6 June 2003, the Group entered into an agreement with a bank to refinance certain borrowings which were drawn down in June 2000 and repayable over a period of three years. Under the refinancing agreement, HK$190 million of the loans originally due in the year ending 31 March 2004 will now be repayable after 2004. As a result, for the purpose of preparation in the repayment schedule set out above, an amount of HK$190 million has been included in the amount due after one year.

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$34,845,000 (2002: HK$35,445,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on 16 April 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on 11 April 2001. The fixed rate notes which will be due in 2004 bear interest at 3.95% per annum and are listed on the Singapore Stock Exchange.

On 18 November 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate of S$20 million of the floating rate notes for a fixed rate for the period from 19 May 2003 to 18 May 2004. During the year, GP Ind purchased and cancelled S$5 million of the notes.

At 31 March 2003, the outstanding balance of these notes were S$95 million (equivalent to HK$419,900,000).

28. CONVERTIBLE NOTE

	2003	2002
	HK$'000	*HK$'000*
THE GROUP AND THE COMPANY		
Convertible note issued	80,000	80,000
Interest accrued	5,925	3,423
	85,925	83,423

On 12 October 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on 31 October 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There is no early redemption option for the Convertible Note.

The holder of the Convertible Note has been granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bears interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued will not be paid to the holder of the Convertible Note but will be deferred and will thereafter form part of the principal amount of the Convertible Note.

On 9 February 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from 9 February 2001 to 8 February 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from 9 February 2002 to the expiry date of the Convertible Note on 31 October 2005, both days inclusive.

In the past two years, no conversion either in whole or in part of the Convertible Note was made.

29. DEFERRED TAXATION

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Balance at beginning of the year	4,675	2,980
Currency realignment	26	(29)
Movement for the year *(note 10)*	1,696	1,724
On deemed disposal of a subsidiary	(5,731)	–
Balance at end of the year	666	4,675

At the balance sheet date, the major components of the total potential (asset) liability, including the amounts for which provision has been made, are as follows:

	Total potential (asset) liability		Amount provided		Amount unprovided	
	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Tax effect of timing differences attributable to:						
Excess of tax allowances over accounting depreciation	4,894	5,255	735	464	4,159	4,791
Other timing differences	676	5,914	(55)	4,224	731	1,690
Less: Taxation losses	(8,811)	(11,125)	(14)	(13)	(8,797)	(11,112)
Net deferred tax (asset) liability	(3,241)	44	666	4,675	(3,907)	(4,631)
THE COMPANY						
Tax effect of timing differences attributable to:						
Excess of tax allowances over accounting depreciation	2,025	1,900	–	–	2,025	1,900
Other timing differences	710	1,412	–	–	710	1,412
Less: Taxation losses	–	(371)	–	–	–	(371)
Net deferred tax liability	2,735	2,941	–	–	2,735	2,941

No provision for deferred taxation has been made in respect of timing differences which are not expected to reverse in the foreseeable future, after taking into consideration the Group's medium term financial plans and projections.

The surplus arising on revaluation of properties does not constitute a timing difference for deferred taxation purpose as any profit realised on their subsequent disposal would not be subject to taxation.

30. SHARE CAPITAL

	Number of shares	*HK$'000*
Ordinary shares of HK$0.50 each:		
Authorised:		
Balance at 31 March 2001, 31 March 2002 and 31 March 2003	800,000,000	400,000
Issued and fully paid:		
Balance at 1 April 2001	531,605,067	265,803
Issue of shares upon exercise of share options	300,000	150
Balance at 31 March 2002, 1 April 2002 and 31 March 2003	531,905,067	265,953

There were no changes in the Company's authorised, issued and fully paid share capital in the current year.

During the year ended 31 March 2002, 300,000 share options were exercised, resulting in the issue of 300,000 shares of HK$0.50 each in the Company of which 200,000 shares were issued at an exercise price of HK$1.41 per share and the remaining 100,000 shares were issued at an exercise price of HK$1.45 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

31. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on 28 September 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On 12 September 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

The share options outstanding under the Old ESOS during the year ended 31 March 2002 and as at 31 March 2002 and 2003 are as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2001	Exercised during the year ended 3.31.2002	Outstanding at 3.31.2002 and 3.31.2003
	HK$			
Directors:				
3.8.2000-5.7.2005	1.41	4,125,000	–	4,125,000
3.30.2001-3.29.2006	1.45	6,625,000	–	6,625,000
		10,750,000	–	10,750,000
Employees:				
3.8.2000-5.7.2005	1.41	675,000	200,000	475,000
3.30.2001-3.29.2006	1.45	3,325,000	100,000	3,225,000
		4,000,000	300,000	3,700,000

The market prices of the shares on the dates of which options were exercised for the period from 17 June 2001 to 16 July 2001 were ranged from HK$1.65 to HK$1.80 per share.

The share options granted on 18 October 2002 and outstanding under the New Option Scheme as at 31 March 2003 are as follows:

Exercisable period	Exercise price	Granted during the year and outstanding at 3.31.2003
	HK$	
Directors:		
4.18.2003-10.17.2007	1.17	7,750,000
Employees:		
4.18.2003-10.17.2007	1.17	3,870,000
		11,620,000

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on 19 September 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on 19 November 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind

1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

The share options outstanding under the Old GP Ind ESOS during the year end 31 March 2002 and 2003 and as at 31 March 2002 and 2003 are as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2001	Exercised during the year ended 3.31.2002	Lapsed/ cancelled during the year ended 3.31.2002	Outstanding at 3.31.2002	Exercised during the year ended 3.31.2003	Cancelled during the year ended 3.31.2003	Outstanding at 3.31.2003
	US$							
Directors of the Company:								
2.3.1998-2.2.2002	0.60	280,000	-	(280,000)	-	-	-	-
7.23.1999-7.22.2003	0.30	160,000	-	-	160,000	-	-	160,000
8.2.2000-8.1.2004	0.41	520,000	-	-	520,000	-	-	520,000
		960,000	-	(280,000)	680,000	-	-	680,000
Directors of GP Ind:								
2.3.1998-2.2.2002	0.60	100,000	-	(100,000)	-	-	-	-
8.2.2000-8.1.2004	0.41	200,000	-	-	200,000	-	-	200,000
		300,000	-	(100,000)	200,000	-	-	200,000
Employees:								
2.3.1998-2.2.2002	0.60	1,244,000	-	(1,244,000)	-	-	-	-
7.23.1999-7.22.2003	0.30	1,045,000	(95,000)	-	950,000	(255,000)	(40,000)	655,000
8.2.2000-8.1.2004	0.41	2,215,000	(130,000)	(75,000)	2,010,000	-	(100,000)	1,910,000
		4,504,000	(225,000)	(1,319,000)	2,960,000	(255,000)	(140,000)	2,565,000

The market prices of shares of GP Ind on the dates of which options were exercised for the period from 10 May 2001 to 15 June 2001 were ranged from S$0.79 to S$0.80 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from 5 June 2002 to 10 March 2003, were ranged from S$0.65 to S$0.72 per share in GP Ind.

The share options granted outstanding the GP Ind 1999 Option Scheme during the year ended 31 March 2002 and 2003 and as at 31 March 2002 and 2003 are as follows:

Exercisable period	Exercise price S$	Outstanding at 4.1.2001	Granted during the year ended 3.31.2002	Cancelled during the year ended 3.31.2002	Outstanding at 3.31.2002	Granted during the year ended 3.31.2003	Exercised during the year ended 3.31.2003	Cancelled during the year ended 3.31.2003	Outstanding at 3.31.2003
Directors of the Company:									
4.14.2002-4.13.2010	0.456	760,000	-	-	760,000	-	(240,000)	-	520,000
4.4.2003-4.3.2011	0.620	-	1,520,000	-	1,520,000	-	-	-	1,520,000
8.14.2003-8.13.2012	0.550	-	-	-	-	974,000	-	-	974,000
		760,000	1,520,000	-	2,280,000	974,000	(240,000)	-	3,014,000
Directors of GP Ind:									
4.14.2002-4.13.2010	0.456	180,000	-	-	180,000	-	-	-	180,000
4.4.2003-4.3.2011	0.620	-	400,000	-	400,000	-	-	-	400,000
8.14.2003-8.13.2012	0.550	-	-	-	-	255,000	-	-	255,000
		180,000	400,000	-	580,000	255,000	-	-	835,000
Non-executive director of GP Ind:									
4.14.2002-4.13.2005	0.456	170,000	-	-	170,000	-	-	-	170,000
4.4.2003-4.3.2006	0.620	-	340,000	-	340,000	-	-	-	340,000
8.14.2003-8.13.2007	0.550	-	-	-	-	218,000	-	-	218,000
		170,000	340,000	-	510,000	218,000	-	-	728,000
Employees:									
4.14.2002-4.13.2010	0.456	2,293,000	-	(238,000)	2,055,000	-	(445,000)	(38,000)	1,572,000
4.4.2003-4.3.2011	0.620	-	4,884,000	(516,000)	4,368,000	-	-	(310,000)	4,058,000
8.14.2003-8.13.2012	0.550	-	-	-	-	2,940,000	-	(127,000)	2,813,000
		2,293,000	4,884,000	(754,000)	6,423,000	2,940,000	(445,000)	(475,000)	8,443,000

The market prices of shares of GP Ind on the dates of which options were exercised for the period from 15 April 2002 to 27 March 2003 were ranged from S$0.55 to S$0.72 per share in GP Ind.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

32. RESERVES

	Share premium	Legal surplus	Properties revaluation reserve	Translation reserve	Goodwill reserve	Capital reserve	Capital redemption reserve	Dividend reserve	Accumu-lated profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
At 1 April 2001	448,976	9,514	100,603	(203,105)	(652,542)	48,233	35,358	21,266	894,891	703,194
Premium on issue of shares, net of expenses	267	-	-	-	-	-	-	-	-	267
Transfer of reserves	-	231	-	-	-	1,403	-	-	(1,634)	-
Share of reserves of associates	-	-	-	(11,469)	-	(12,750)	-	-	-	(24,219)
Currency realignment	-	-	-	2,255	-	-	-	-	-	2,255
Goodwill realised upon the disposal of subsidiaries	-	-	-	-	192	-	-	-	-	192
Net profit for the year	-	-	-	-	-	-	-	-	37,366	37,366
Dividend paid										
- 2001 final dividend	-	-	-	-	-	-	-	(21,266)	-	(21,266)
- 2002 interim dividend	-	-	-	-	-	-	-	-	(13,298)	(13,298)
Dividend proposed										
- 2002 final dividend	-	-	-	-	-	-	-	7,979	(7,979)	-
At 31 March 2002 and 1 April 2002	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909,346	684,491
Transfer of reserves	-	422	-	-	-	-	-	-	(422)	-
Share of reserves of associates	-	-	-	5,019	-	26	-	-	-	5,045
Currency realignment	-	-	-	(4,692)	-	-	-	-	-	(4,692)
Realised upon the disposal of subsidiaries	-	-	-	637	604	(33)	-	-	-	1,208
Realised upon deemed disposal of a subsidiary	-	-	-	-	10,956	-	-	-	-	10,956
Net profit for the year	-	-	-	-	-	-	-	-	71,480	71,480
Dividend paid										
- 2002 final dividend	-	-	-	-	-	-	-	(7,979)	-	(7,979)
- 2003 interim dividend	-	-	-	-	-	-	-	-	(15,957)	(15,957)
Dividend proposed										
- 2003 final dividend	-	-	-	-	-	-	-	18,617	(18,617)	-
At 31 March 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	945,830	744,552
Attributable to associates										
At 31 March 2003	-	1,558	13,868	(215,700)	(153,630)	27,301	-	-	747,626	421,023
At 31 March 2002	-	1,558	13,868	(220,719)	(153,630)	27,275	-	-	659,319	327,671

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$422,000 (2002: HK$231,000) was appropriated and transferred to legal surplus as results of the statutory requirements from local authorities in the PRC.

Included in capital reserve was an amount of HK$9,612,000 (2002: HK$9,612,000) representing the capitalisation of profits of subsidiaries in the PRC which were available for appropriation and resulted in an increase of the capital of those subsidiaries after approval from the relevant PRC authorities. In 2002, a total amount of HK$1,403,000 was appropriated and transferred to capital reserve as a result of the statutory requirements from local authorities in the PRC.

	Share premium HK$'000	Properties revaluation reserve HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY						
At 1 April 2001	448,976	11,242	35,358	21,266	245,797	762,639
Premium on issue of shares, net of expenses	267	–	–	–	–	267
Net profit for the year	–	–	–	–	33,523	33,523
Dividend paid						
– 2001 final dividend	–	–	–	(21,266)	–	(21,266)
– 2002 interim dividend	–	–	–	–	(13,298)	(13,298)
Dividend proposed						
– 2002 final dividend	–	–	–	7,979	(7,979)	–
At 31 March 2002 and 1 April 2002	449,243	11,242	35,358	7,979	258,043	761,865
Net profit for the year	–	–	–	–	27,266	27,266
Dividend paid						
– 2002 final dividend	–	–	–	(7,979)	–	(7,979)
– 2003 interim dividend	–	–	–	–	(15,957)	(15,957)
Dividend proposed						
– 2003 final dividend	–	–	–	18,617	(18,617)	–
At 31 March 2003	449,243	11,242	35,358	18,617	250,735	765,195

The Company's reserves available for distribution to shareholders as at 31 March 2003 are represented by the accumulated profits and the dividend reserve totalling HK$269,352,000 (2002: HK$266,022,000).

33. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

The unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$668,000 (2002: HK$495,000). As at 31 March 2003, no forfeited contributions (2002: HK$170,000) were available to reduce the level of employers' future contributions.

The Group contributed an aggregate amount of approximately HK$10,488,000 (2002: HK$9,085,000) to the retirement benefit schemes during the year ended 31 March 2003.

34. DEEMED DISPOSAL OF A SUBSIDIARY

In March 2003, Lighthouse Technologies Limited ("Lighthouse"), a then 51% owned subsidiary of the Group, proposed a rights issue to the existing shareholders (the "Rights Issue") of Lighthouse and certain shareholders of Lighthouse exercised their rights to subscribe for the new shares in Lighthouse. The Group's interest in Lighthouse was diluted from 51% to 46.97% upon the completion of the Rights Issue.

	2003 *HK$'000*	2002 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	17,895	–
Deferred expenditure	22,096	–
Inventories	118,488	–
Debtors, bills receivable and prepayments	123,266	–
Taxation recoverable	1,720	–
Bank balances and cash	17,303	–
Creditors and accrued charges	(47,196)	–
Bank borrowings	(166,577)	–
Deferred taxation	(5,731)	–
Minority interests	(43,091)	–
	38,173	–
Goodwill reserve realised	10,956	–
Minority interests arising on deemed disposal of a subsidiary	(6,948)	–
Loss on deemed disposal of a subsidiary	(4,008)	–
	38,173	–
Satisfied by:		
Share of net assets of an associate	38,173	–
Analysis of net outflow of cash and cash equivalents arising on the deemed disposal:		
Bank balances and cash disposed of		
Bank balances and cash	17,303	–
Bank overdrafts	(5,000)	–
	12,303	–

The subsidiary deemed disposed of during the year contributed HK$52,506,000 to the Group's net operating cash outflow, HK$12,811,000 of net cash outflow in investing activities and HK$73,199,000 of net cash inflow in financing activities.

35. PURCHASE OF A BUSINESS/SUBSIDIARIES

In 2002, the Group acquired a business of distributing and retailing audio products for a consideration of HK$38,191,000. The amount of goodwill arising as a result of the acquisition was HK$9,500,000.

	2003	2002
	HK$'000	*HK$'000*
Net assets acquired:		
Property, plant and equipment	–	1,500
Inventories	–	27,191
Net assets acquired	–	28,691
Goodwill arising on acquisition	–	9,500
	–	38,191
Satisfied by:		
Cash	–	38,191
Net outflow of cash and cash equivalents in connection with the purchase of a business/subsidiaries:		
Cash consideration	–	38,191

The business acquired in the prior year did not have any significant impact on the Group's cash flows and operating result.

36. DISPOSAL OF SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	854	833
Debtors, bills receivable and prepayments	–	6,210
Bank balances and cash	–	138
Creditors and accrued charges	(1,696)	(1,797)
Minority interests	(538)	–
	(1,380)	5,384
Reserves realised	1,208	192
Minority interests in the goodwill reserve realised	95	185
Minority interests in the translation reserve realised	100	–
Minority interests in the capital reserve realised	(5)	–
Loss on disposal	(18)	(1,561)
	–	4,200
Satisfied by:		
Cash	–	4,200
Analysis of net inflow of cash and cash equivalents arising on the disposal:		
Cash received	–	4,200
Bank balances and cash disposed of	–	(138)
	–	4,062

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

37. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$2,802,000 (2002: HK$3,949,000).

38. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

	2003	2002
	HK$'000	*HK$'000*
Bank balances, deposits and cash	163,529	365,542
Bank overdrafts	(7,361)	(10,042)
	156,168	355,500

39. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bills discounted with recourse	–	33,777	–	–
Guarantees given to banks in respect of banking facilities utilised by:				
Subsidiaries				
– wholly owned subsidiaries	–	–	15,652	6,171
– non wholly-owned subsidiaries	–	–	–	52,920
Associates	99,306	16,113	90,428	7,184
	99,306	49,890	106,080	66,275

40. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	54,706	10,739	360	982
Capital expenditure in respect of acquisition of property, plant and equipment authorised for but not contracted for	27,650	46,517	–	–
	82,356	57,256	360	982

At 31 March 2003, the Group was also committed to invest in unlisted investment securities amounting to HK$3,900,000 (2002: HK$14,500,000).

41. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	2003			2002
	Land and buildings	Machinery and equipment	Others	Land and buildings
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	12,537	756	597	14,887
In the second to fifth years inclusive	24,451	–	618	19,499
Over five years	36,374	–	–	34,902
	73,362	756	1,215	69,288

Operating lease payments represent rentals payable by the Group for its office properties and factories. Leases are negotiated for term from one to thirty years.

As lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Within one year	281	403
In the second to fifth years inclusive	–	281
	281	684

The properties held have committed tenants for an average term of two years.

The Company did not have any lease commitments at the balance sheet date.

42. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with its associates:

	2003	2002
	HK$'000	*HK$'000*
Purchases from associates	115,101	75,521
Sales to associates	73,395	53,306
Management fee income received from associates	19,899	18,125
Interest income received from associates	529	307
Rental income from associates	5,146	5,750

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

Management fee income received was determined with reference to the estimated market value for the services provided.

Interest income received was based on a time basis at the estimated market value.

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	2003 *HK$'000*	2002 *HK$'000*
Trade receivables from associates	41,129	24,665
Trade payables due to associates	21,051	14,427

All of the above trade receivables and trade payables are unsecured, interest free and repayable under the terms comparable to outsiders.

43. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Electronics division			
Celestion International Limited**	United Kingdom	£20,000	Design and trading of loudspeakers
Famingo Pte Ltd.**	Republic of Singapore	S$2	Investment holding
Goldmax International Limited**	Hong Kong	HK$15,600,000	Investment holding
GP Acoustics Limited**	British Virgin Islands	US$11,000,000	Investment holding
GP Acoustics (UK) Limited**	United Kingdom	£11,000,000	Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	Hong Kong	HK$2	Marketing and trading of audio equipment
GP Audio International (Pte) Limited**	Republic of Singapore	S$50,000	Property holding
GP Auto Cable (Huizhou) Ltd.** (90%)@	PRC	US$6,150,000	Manufacturing of automotive wire harness
GP Auto Parts Limited**	Hong Kong	HK$8,010,000	Investment holding, marketing and trading of automotive wire harness
GP Electronics (China) Limited**	Hong Kong	HK$2	Investment holding
GP Electronics (Huizhou) Ltd.** (70%)@	PRC	US$1,050,000	Manufacturing of loudspeakers and speaker components
GP Industries Limited (86.34%)	Republic of Singapore	S$89,545,689	Investment holding
GP Precision Parts (Huizhou) Ltd.** (70%)@	PRC	HK$6,237,561	Manufacturing of plastic parts and metal parts
GPE International Limited**	Hong Kong	HK$1,000,000	Investment holding
GP Electronics (HK) Limited**	Hong Kong	HK$34,000,000	Marketing and trading of audio products
KEF Audio (UK) Limited**	United Kingdom	£3,600,000	Design and trading of loudspeakers

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
KH Manufacturing (UK) Limited**	United Kingdom	£2,000,000	Manufacturing of loudspeakers
Nike Enterprises Limited**	Hong Kong	HK$148,000	Investment holding
Technology and Strategic Division			
Ditton International Limited*	Hong Kong	HK$5,000,000	Investment holding, marketing and trading of home audio equipment
GP eBiz Limited	Cayman Islands	US$2	Investment holding in Hong Kong
GP Electronics (Holdings) Limited	Cayman Islands	HK$1,000,000	Investment holding in Hong Kong
GP Technologies Limited	Hong Kong	HK$4	Investment holding
Grand Prix Limited*	Hong Kong	HK$2	Investment holding
International Resolute Company Limited	Hong Kong	HK$10,000	Property holding
KH Technology Corporation	Cayman Islands	US$10,000	Holding of trademarks
Makinen Properties Limited	British Virgin Islands	US$1	Investment holding and property holding in the United Kingdom
Peak Power Investment Limited	Hong Kong	HK$2	Property holding
Triwish Limited*	British Virgin Islands	US$1	Property holding in Hong Kong
Whitehill Investment Limited	Hong Kong	HK$1,000,000	Investment holding

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GP Ind

@ These companies are established as sino-foreign joint ventures.

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

44. PRINCIPAL ASSOCIATES

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Battery division			
GP Batteries International Limited	Republic of Singapore	42.17%	Manufacture, development and marketing of batteries and related products
Electrical division			
Clipsal Industries (Holdings) Limited	Republic of Singapore	42.51%	Manufacture, development and marketing of electrical installation products
Electronics division			
Furukawa GP Auto Parts (HK) Limited	Hong Kong	43.17%	Investment holding
Gold Light Holdings Limited	Cayman Islands	21.59%	Investment holding
High Rank Communication Limited	Hong Kong	17.27%	Manufacturing of and trading in data communication products
Jiangsu Toppower Tech. Co. Ltd.@	PRC	35.88%	Manufacturing of car audio equipment
LTK Industries Limited	Hong Kong	38.46%	Investment holding and manufacturing of electronic cables and wires
Maxson Industries (Huizhou) Limited@	PRC	42.31%	Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	Republic of the Philippines	17.27%	Manufacturing and trading of loudspeakers
Shinwa Industries (H.K.) Limited	Hong Kong	12.95%	Investment holding, manufacturing and trading of electronic products
SPG Industry (H.K.) Limited	Hong Kong	25.76%	Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	Hong Kong	25.90%	Investment holding and trading of metallic products
Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd.@	PRC	34.54%	Manufacturing of car audio parts
Xuzhou Gloria Engineering Ltd.@	PRC	21.59%	Manufacturing of car audio parts

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Xuzhou Shunda Zinc Plating Ltd.@	PRC	26.05%	Electroplating of electronic products
Technology and Strategic Division			
Onkyo China Limited	Hong Kong	33.33%	Marketing and distribution of audio equipment
Lighthouse Technologies Limited	Hong Kong	46.97%	Development and sale of LED display screen
Xuzhou Jinbao Magnetic Material Co. Ltd.@	PRC	40%	Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ These companies are established as sino-foreign joint ventures.

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

1. AUDITED FINANCIAL STATEMENTS

Set out below is the audited consolidated profit and loss statements of Clipsal Industries for the three years ended 31 December 2002 and the audited consolidated balance sheets of Clipsal Industries as at 31 December 2000, 2001 and 2002, together with other relevant information and notes as extracted from the annual report of Clipsal Industries for the year ended 31 December 2002. The financial statements of Clipsal Industries are prepared in accordance with Singapore GAAP and have not been qualified by Deloitte & Touche, the auditors of Clipsal Industries, for the aforesaid three financial years. *Clipsal Industries has not undergone a restructuring in the last three years. Your* attention is drawn to the summary of differences between Singapore GAAP and Hong Kong GAAP set out in section 2 of this Appendix II.

PROFIT AND LOSS STATEMENTS

Year ended 31 December

		Clipsal Industries Group			Clipsal Industries		
		2002	2001	2000	2002	2001	2000
	Notes	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Revenue	3	186,016	197,291	204,669	22,812	14,425	30,495
Cost of sales		(127,515)	(142,486)	(140,973)	(3,097)	(1,771)	(12,076)
Gross profit		58,501	54,805	63,696	19,715	12,654	18,419
Other operating income		7,399	9,636	10,175	25	95	31
Distribution expenses		(28,310)	(25,511)	(25,729)	(37)	(77)	(286)
Administrative expenses		(29,086)	(30,113)	(28,941)	(6,918)	(6,963)	(6,327)
Exchange (loss)/gain		(1,492)	1,146	(1,947)	(148)	919	(2,056)
Impairment loss on investment in a subsidiary		-	-	-	(5,518)	-	-
Other operating expenses		(3,089)	(2,524)	(2,004)	(122)	(146)	(80)
Profit from operations		3,923	7,439	15,250	6,997	6,482	9,701
Interest on borrowings		(7,206)	(9,172)	(10,573)	(4,041)	(5,407)	(6,645)
(Loss)/Profit before exceptional items	4(a)	(3,283)	(1,733)	4,677	2,956	1,075	3,056
Exceptional items	4(b)	-	8,528	129	-	(50)	2,919
(Loss)/Profit before share of results of associated companies		(3,283)	6,795	4,806	2,956	1,025	5,975
Share of results of associated companies		17,700	9,787	14,297	-	-	-
Profit before taxation		14,417	16,582	19,103	2,956	1,025	5,975
Taxation	5	(5,236)	(5,692)	(3,974)	602	-	(13)
Profit after taxation		9,181	10,890	15,129	3,558	1,025	5,962
Minority interests		(1,188)	810	(1,329)	-	-	-
Profit attributable to shareholders		7,993	11,700	13,800	3,558	1,025	5,962
Earnings per share:							
a. Basic	6	6.7 cents	9.9 cents	12.0 cents			
b. Fully diluted	6	6.7 cents	9.8 cents	11.9 cents			

BALANCE SHEETS
As at 31 December

		Clipsal Industries Group			Clipsal Industries		
		2002	2001	2000	2002	2001	2000
	Notes	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Fixed assets	8	62,741	66,502	54,752	3,165	3,629	1,828
Interest in subsidiaries	9	-	-	-	262,780	256,009	239,207
Interest in associated companies	10	129,046	112,183	105,604	18	18	697
Other investments	11	10,601	204	3,063	194	194	194
Non-current receivables	12	10,566	17,883	10,313	4,346	11,561	-
Deferred tax assets	21	213	-	-	365	-	-
Intangible assets	13	32,444	12,042	10,679	-	18	89
		245,611	208,814	184,411	270,868	271,429	242,015
Current Assets							
Stocks and work-in-progress	14	55,323	59,820	63,999	379	556	769
Debtors and bills receivable	15	162,876	141,763	143,866	36,774	33,480	35,758
Taxation recoverable		2,948	1,476	590	1,760	445	445
Bank balances, deposits and cash		13,705	31,776	21,450	1,219	5,797	2,824
		234,852	234,835	229,905	40,132	40,278	39,796
Current Liabilities							
Creditors and accrued charges	16	51,314	40,464	52,327	2,305	1,305	838
Obligations under finance leases and hire purchase contracts	17	194	412	277	-	-	-
Taxation payable		1,062	1,319	1,557	-	-	-
Amount due to major shareholder	18	1,099	1,119	2,109	653	864	598
Bank loans, overdrafts and import loans	19	58,117	35,140	58,850	-	-	23,786
		111,786	78,454	115,120	2,958	2,169	25,222
Net Current Assets		123,066	156,381	114,785	37,174	38,109	14,574
Non-Current Liabilities							
Bank loans	20	115,771	116,685	63,265	109,036	109,988	56,293
Obligations under finance leases and hire purchase contracts	17	250	364	376	-	-	-
Deferred taxation	21	-	585	587	-	330	330
		116,021	117,634	64,228	109,036	110,318	56,623
		252,656	247,561	234,968	199,006	199,220	199,966
Represented by:							
Share capital	22	36,117	35,664	35,244	36,117	35,664	35,244
Reserves		210,901	207,301	197,149	162,889	163,556	164,722
Shareholders' funds		247,018	242,965	232,393	199,006	199,220	199,966
Minority interests		5,638	4,596	2,575	-	-	-
		252,656	247,561	234,968	199,006	199,220	199,966

STATEMENTS OF CHANGES IN EQUITY

Year ended 31 December

		Reserves							
	Share capital	Share premium	Revaluation reserve	(Goodwill)/ Capital reserve on consolid- ation	Translation reserve	Retained profits	Dividend reserve	Sub-total	Total
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Clipsal Industries Group									
Balance at 1 January 2001	35,244	139,322	19,419	(35,537)	(15,937)	85,529	4,353	197,149	232,393
Issue of:									
i) 199,000 ordinary shares upon exercise of options at US$1.30 per share	60	394	–	–	–	–	–	394	454
ii) 82,000 ordinary shares upon exercise of options at US$0.819 per share	24	93	–	–	–	–	–	93	117
iii) 704,336 ordinary shares upon distribution of scrip dividend at S$2.34 per share	211	1,437	–	–	–	–	–	1,437	1,648
iv) 415,261 ordinary shares upon distribution of scrip dividend at S$2.28 per share	125	822	–	–	–	–	–	822	947
Reversal of goodwill on consolidation of subsidiary due to change in its reporting currency	–	–	–	1,480	–	–	–	1,480	1,480
Reversal of goodwill on disposal of investments in associated companies	–	–	–	73	–	–	–	73	73
Share of transfer of reserve to outside equity interests by an associated company	–	–	–	(8,564)	–	–	–	(8,564)	(8,564)
Share of associated companies asset revaluation reserve	–	–	6,280	–	–	–	–	6,280	6,280
Translation gain	–	–	–	–	3,754	–	–	3,754	3,754
Profit attributable to shareholders	–	–	–	–	–	11,700	–	11,700	11,700
Dividends *(Note 7)*	–	–	–	–	–	(5,936)	5,936	–	–
Dividends paid	–	–	–	–	–	–	(7,317)	(7,317)	(7,317)
Balance at 31 December 2001	35,664	142,068	25,699	(42,548)	(12,183)	91,293	2,972	207,301	242,965
Issue of:									
i) 332,000 ordinary shares upon exercise of options at S$1.9125 per share	100	535	–	–	–	–	–	535	635
ii) 23,000 ordinary shares upon exercise of an option at US$1.30 per share	7	45	–	–	–	–	–	45	52
iii) 441,199 ordinary shares upon distribution of scrip dividend at S$2.14 per share	132	812	–	–	–	–	–	812	944
iv) 712,264 ordinary shares upon distribution of scrip dividend at S$2.145 per share	214	1,314	–	–	–	–	–	1,314	1,528
Share of an associated company asset revaluation reserve	–	–	(197)	–	–	–	–	(197)	(197)
Translation deficit	–	–	–	–	(1,539)	–	–	(1,539)	(1,539)
Profit attributable to shareholders	–	–	–	–	–	7,993	–	7,993	7,993
Dividends *(Note 7)*	–	–	–	–	–	(4,801)	4,801	–	–
Dividends paid	–	–	–	–	–	–	(5,363)	(5,363)	(5,363)
Balance at 31 December 2002	36,117	144,774	25,502	(42,548)	(13,722)	94,485	2,410	210,901	247,018

	Share capital S$'000	Share premium S$'000	Translation reserve S$'000	Reserves Retained profits S$'000	Dividend reserve S$'000	Sub-total S$'000	Total S$'000
Clipsal Industries							
Balance at 1 January 2001	35,244	139,322	3,651	17,396	4,353	164,722	199,966
Issue of:							
i) 199,000 ordinary shares upon exercise of options at US$1.30 per share	60	394	–	–	–	394	454
ii) 82,000 ordinary shares upon exercise of options at US$0.819 per share	24	93	–	–	–	93	117
iii) 704,336 ordinary shares upon distribution of scrip dividend at S$2.34 per share	211	1,437	–	–	–	1,437	1,648
iv) 415,261 ordinary shares upon distribution of scrip dividend at S$2.28 per share	125	822	–	–	–	822	947
Translation gain	–	–	2,380	–	–	2,380	2,380
Profit attributable to shareholders	–	–	–	1,025	–	1,025	1,025
Dividends *(Note 7)*	–	–	–	(5,936)	5,936	–	-
Dividends paid	-	–	-	–	(7,317)	(7,317)	(7,317)
Balance at 31 December 2001	35,664	142,068	6,031	12,485	2,972	163,556	199,220
Issue of:							
i) 332,000 ordinary shares upon exercise of options at S$1.9125 per share	100	535	–	–	–	535	635
ii) 23,000 ordinary shares upon exercise of an option at US$1.30 per share	7	45	–	–	–	45	52
iii) 441,199 ordinary shares upon distribution of scrip dividend at S$2.14 per share	132	812	–	–	–	812	944
iv) 712,264 ordinary shares upon distribution of scrip dividend at S$2.145 per share	214	1,314	–	–	–	1,314	1,528
Translation deficit	–	–	(1,568)	–	–	(1,568)	(1,568)
Profit attributable to shareholders	–	–	–	3,558	–	3,558	3,558
Dividends *(Note 7)*	–	–	–	(4,801)	4,801	–	-
Dividends paid	–	-	–	–	(5,363)	(5,363)	(5,363)
Balance at 31 December 2002	36,117	144,774	4,463	11,242	2,410	162,889	199,006

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December

	2002 S$'000	2001 S$'000
Cash flows from operating activities:		
(Loss)/Profit before share of results of associated companies	(3,283)	6,795
Adjustments not involving cash flows:		
Adjustment for amortisation of intangible assets attributable to outside equity interests of an associated company wrongly allocated to the parent entity in prior years shared by Clipsal Industries Group	–	(9,853)
Amortisation of deferred expenditure	2,215	1,530
Amortisation of goodwill	313	32
Depreciation of fixed assets	7,405	7,634
Fixed assets written off	170	81
Gain arising from disposal of quoted investment	–	(2,400)
Gain arising from sale of shares in an associated company	–	(583)
Interest expense	7,206	9,172
Interest income	(4,869)	(5,982)
Impairment loss of Clipsal Industries Group's share of intangible assets in an associated company	–	998
(Gain)/Loss on disposal of fixed assets (net)	(106)	47
Operating profit before working capital changes	9,051	7,471
Stocks and work-in-progress	4,680	5,131
Debtors and bills receivable	(20,281)	5,445
Creditors and accrued charges	10,223	(13,923)
Amount due to a major shareholder	(20)	(990)
Cash generated from operations	3,653	3,134
Income tax paid	(1,499)	(2,123)
Interest paid	(7,206)	(9,172)
Interest received	4,869	5,982
Net cash used in operating activities	(183)	(2,179)
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired *(Note A)*	138	386
Dividend received from associated companies	307	502
Investment in associated companies	(12,258)	–
Acquisition of intangible assets	(11,325)	–
Payment for deferred expenditure	(1,395)	(1,420)
Disposal of fixed assets	816	471
Purchase of fixed assets	(8,060)	(13,624)
Purchase of other investments	(10,397)	–
Disposal of quoted investment	–	5,453
Net cash used in investing activities	(42,174)	(8,232)

	2002 S$'000	2001 S$'000
Cash flows from financing activities:		
Bank loans	20,765	29,371
Dividends paid	(5,363)	(7,317)
Issue of shares, net of expenses	3,159	3,166
Non-current receivables	7,317	(7,570)
Minority interests	(410)	2,683
Obligations under finance leases and hire purchase contracts	(289)	78
Net cash from financing activities	25,179	20,411
Currency realignments	(2,191)	(13)
Net (decrease)/increase in cash	(19,369)	9,987
Cash at beginning of year	30,865	20,878
Cash at end of year *(Note B)*	11,496	30,865

A. Acquisition of subsidiaries

Summary of the effects of acquisition of subsidiaries:

	2002 S$'000	2001 S$'000
Cash	139	641
Fixed assets	2	581
Stocks and work-in-progress	183	952
Debtors and bills receivable	281	3,500
Creditors and accrued charges	(627)	(2,060)
Taxation recoverable	–	14
Minority interests	–	(1,929)
Net (liabilities)/assets acquired	(22)	1,699
Goodwill	23	201
Reclassification of investment in an associated company to a subsidiary	–	(1,645)
Consideration paid	1	255
Less cash	(139)	(641)
Cash flow on acquisition, net of cash acquired	(138)	(386)

B. Cash at end of year comprised of:

	2002 S$'000	2001 S$'000
Bank balances, deposits and cash	13,705	31,776
Bank overdrafts	(2,209)	(911)
	11,496	30,865

NOTES TO THE FINANCIAL STATEMENTS

31 December 2002

1. GENERAL

Clipsal Industries was incorporated in the Republic of Singapore and is listed on the Main Board of the Singapore Exchange Securities Trading Limited, with its registered office and principal place of business at 5 Fourth Chin Bee Road, Singapore 619699.

The principal activities of Clipsal Industries are those of an investment holding company and carrying out the functions of the regional headquarters of the Clipsal Industries Group.

The principal activities of the subsidiaries in the Clipsal Industries Group consist of the development, manufacturing and marketing of electrical wiring accessories, electronic control devices and related products.

The financial statements of Clipsal Industries and of the Clipsal Industries Group for the year ended 31 December 2002 were authorised for issue by the Board of Directors on 21 April 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements, which are expressed in Singapore dollars, have been prepared using the historical cost basis of accounting. They are properly drawn up in accordance with the provisions of the Singapore Companies Act and the Singapore Statements of Accounting Standard (SAS).

Clipsal Industries has adopted all the applicable new/revised SAS which becomes effective during the year. The effects of the adoption of a SAS involving a change in accounting policy is disclosed in Note 23 to the financial statements.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of Clipsal Industries and its subsidiaries made up to 31 December.

All material inter-company transactions and balances are eliminated on consolidation.

The financial statements of foreign subsidiaries are translated into Singapore dollars at the approximate exchange rates ruling on the balance sheet date. All foreign exchange adjustments are taken directly to reserves.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of Clipsal Industries Group's share of net assets of the acquired subsidiaries or associated companies at the date of acquisition. Negative goodwill represents the excess of fair value of Clipsal Industries Group's share of net assets acquired over the cost of acquisition.

With effect from 1 January 2001, Clipsal Industries Group adopted SAS 22 – Business Combinations (revised) and amortise goodwill over 20 years. Goodwill on acquisition arising prior to 1 January 2001 was charged in full to the shareholders' equity; such goodwill has not been retrospectively capitalised and amortised, as allowed under revised SAS 22 – Business Combinations. The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of, or for acquisitions prior to 1 January 2001, the goodwill charged to shareholders' equity.

Negative goodwill is presented as the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectation of future losses and expenses that can be reliably measured, but does not represent identifiable liabilities, the portion of negative goodwill is recognised in the profit and loss statement when the future losses and expenses are incurred. Any remaining negative goodwill, not exceeding the fair value of the non-monetary assets acquired, is recognised in the profit and loss statement over the remaining weighted average useful life of those assets. Negative goodwill in excess of the fair value of those assets is recognised in the profit and loss statement immediately.

Financial Assets

Financial assets include cash and bank balances, trade and other receivables and investments. Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Investment in subsidiaries, associated companies and other investments are stated on the basis described in the paragraphs below.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include finance lease obligations, trade and other payables, bank loans and overdrafts. The accounting policy adopted for finance lease obligations is outlined below. Trade and other payables are stated at their nominal value. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. Equity instruments are recorded at the proceeds received, net of direct issue costs. Dividends on ordinary shares are recognised in shareholders' equity in the period in which they are declared. Share options are recorded when exercised and the exercise price is allocated between share capital and share premium accordingly.

Foreign Currency Transactions

Transactions in foreign currencies are recorded in Singapore dollars at the rate ruling at the date of the transaction. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement except that exchange differences arising on inter-company monetary items that are in effect an extension of Clipsal Industries' net investment in a foreign subsidiary, such differences are taken directly to reserves.

Revenue

Revenue of Clipsal Industries Group represents the net amounts received and receivable for goods supplied and services rendered to outside customers. Revenue of Clipsal Industries represents dividend income, management and marketing services fees for regional headquarters services rendered during the financial year to companies in Clipsal Industries Group and related income.

Depreciation and Amortisation

Fixed assets are carried at cost, less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value.

The cost of leasehold land and buildings is amortised over the remaining period of their respective leases by equal annual instalments. Freehold and long-term leasehold land, and properties under development and machinery under construction are not amortised.

Depreciation is provided to write off the cost of other fixed assets over their estimated useful lives using the reducing balance method or the straight line method at the following rates per annum:

Leasehold improvements	–	10% to 33⅓%
Furniture, fixtures and equipment	–	5% to 20%
Machinery and equipment	–	10% to 33⅓%
Motor vehicles	–	15% to 33⅓%
Moulds and tools	–	20% to 30%

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the lease.

Pre-operating Expenditure

Pre-operating expenditure incurred prior to the commencement of full operations of companies within Clipsal Industries Group is regarded as expenditure necessarily incurred in placing these companies in a suitable condition to receive and process orders on a commercial basis and is charged to the profit and loss statement in the year in which it is incurred.

Research and Development Expenditure

Research and development expenditure incurred other than those capitalised under deferred expenditure is charged to the profit and loss statement in the year in which it is incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense when incurred.

Income Tax

Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit except that a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of realisation.

Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

Fixed Assets under Construction

Fixed assets under construction are valued at cost and included in the balance sheet until completion of construction and identified for transfer to a specific category of fixed assets. Cost comprises purchase price and all other costs directly incurred in relation to the construction.

Fixed assets under construction will be depreciated after they are put to effective use in accordance with the above rates of depreciation.

Leased Assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to Clipsal Industries Group. Assets leased under finance leases are capitalised at their fair value at the date of acquisition. The corresponding leasing commitments are shown as obligations to the lessor. The finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired are charged to the profit and loss statement over the period of the respective leases to record a constant periodic rate of interest.

All other leases are classified as operating leases and the annual rentals payable are charged to the profit and loss statement on a straight line basis over the terms of their respective leases.

Interest in Subsidiaries

Interest in subsidiaries is stated at cost, less any impairment in net recoverable value.

Associated Companies

An associated company is a company, other than a subsidiary, in which Clipsal Industries Group holds a substantial percentage of equity voting capital as a long term investment and over which the Clipsal Industries Group is in a position to exercise a significant influence, including participation in financial and operating policy decisions but not control over these policies.

Interest in associated companies is stated in the balance sheet of Clipsal Industries at cost, less any impairment in net recoverable value and in the balance sheet of Clipsal Industries Group at cost of investment plus the Clipsal Industries Group's share of undistributed post-acquisition reserves.

The results of associated companies are accounted for by Clipsal Industries on the basis of dividends received and receivable during the year and by Clipsal Industries Group using the equity method of accounting.

Other Investments

Other investments held on long-term basis are stated at cost, less any impairment in net recoverable value. Investments held on short-term basis are stated at the lower of cost or market value.

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight line method, over a period of five years from the date of acquisition. Where an indication of impairment exists, the carrying amount of the deferred expenditure is assessed and written down immediately to its recoverable amount.

Impairment of Assets

At each balance sheet date, Clipsal Industries and Clipsal Industries Group review the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset concerned is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, Clipsal Industries estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying value of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying value had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Stocks and Work-In-Progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost, which comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the stocks and work-in-progress to their present location and condition, is calculated using primarily the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Provisions

Provisions are recognised when Clipsal Industries and Clipsal Industries Group have a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

Cash

Cash for the cash flow statements includes cash and cash equivalents less bank overdrafts.

3. REVENUE

	Clipsal Industries Group	
	2002	2001
	S$'000	*S$'000*
Product sales	186,016	197,291

	Clipsal Industries	
	2002	2001
	S$'000	*S$'000*
Material sales	1,903	598
Technical support services	1,646	1,214
Management and marketing service fee income	3,958	4,014
Dividend income	11,858	4,310
Interest income	3,021	3,808
Sales commission	426	481
	22,812	14,425

4a. (LOSS)/PROFIT BEFORE EXCEPTIONAL ITEMS

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	S$'000	S$'000	S$'000
This has been arrived at after charging:				
Allowance for stock obsolescence	244	211	–	–
Amortisation of deferred expenditure	2,215	1,530	18	71
Amortisation of goodwill	313	32	–	–
Auditors' remuneration:				
Payable to auditors of Clipsal Industries				
Audit services:				
Current	89	68	46	46
Underprovision in prior years	8	–	5	2
Non-audit services	20	11	18	9
Payable to other auditors				
Audit services:				
Current year	407	378	55	38
Under/(Over) provision in prior years	42	4	10	(6)
Non-audit services	71	49	–	–
Bad debts written off	12	9	–	–
Directors' remuneration:				
Fees	105	105	105	105
Other emoluments	1,536	1,570	467	354
Depreciation of fixed assets	7,405	7,634	818	701
Exchange loss (net)	1,492	–	148	–
Fixed assets written off	170	81	26	15
Interest on borrowings:				
Bank loans and bank overdrafts	7,174	9,131	4,041	5,407
Finance leases and hire purchase contracts	32	41	–	–
Impairment loss on investment in a subsidiary	–	–	5,518	–
Loss on disposal of fixed assets	9	293	1	2
Stocks written off	–	68	–	–
Staff costs (excluding directors' remuneration)	29,707	28,454	3,860	3,951
And after crediting:				
Dividend income (gross):				
Subsidiary companies	–	–	11,858	4,310
Others	622	–	–	–
Exchange gain (net)	–	1,146	–	919
Gain on disposal of fixed assets	115	246	1	69
Interest income:				
Banks	222	472	45	42
Subsidiaries' borrowings	–	–	1,045	1,458
Associated companies' borrowings	839	433	582	408
Amount due from trade and other debtors	3,400	4,324	941	1,147
Non-current receivables	408	753	408	753
Management fees received from subsidiaries	–	–	3,958	4,014

The number of employees in Clipsal Industries Group and Clipsal Industries as at 31 December 2002 were 2,627 (2001: 2,492) and 66 (2001: 67) respectively.

b. Exceptional Items

Under the Singapore Statement of Accounting Standard No. 8 (revised 2001), items previously classified as extraordinary items are now considered as part of operating results from ordinary activities. However, those items which are non-operational in nature and would have a material impact on Clipsal Industries Group's results are separately disclosed as exceptional items. A breakdown of these exceptional items is as follows:

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Gain arising from sale of shares in associated companies	–	583	–	–
Gain arising from disposal of quoted investment	–	2,400	–	–
Impairment loss of Clipsal Industries Group's share of intangible assets in an associated company	–	(998)	–	–
Adjustment for amortisation of intangible assets attributable to outside equity interests of an associated company wrongly allocated to the parent entity in prior years shared by Clipsal Industries Group	–	9,853	–	–
Cost of restructuring of operations	–	(3,310)	–	(50)
	–	8,528	–	(50)

5. TAXATION

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Clipsal Industries and its subsidiaries				
Current taxation:				
Provision for taxation in respect of profit for the year	(1,696)	107	–	–
Foreign tax charged on profits of subsidiaries arising from outside Singapore	1,294	936	–	–
Under/(Over) provision in respect of prior years	163	(76)	93	–
Deferred taxation:				
Provision for taxation in respect of profit for the year	59	2	–	–
Overprovision in respect of prior years	(162)	(21)	–	–
Underprovision for deferred tax assets in respect of prior years net of amount utilised during the year	(695)	–	(695)	–
Share of taxation of associated companies				
Overseas taxation:				
Provision for taxation in respect of profit for the year	6,715	4,514	–	–
(Over)/Under provision in respect of prior years	(442)	230	–	–
	5,236	5,692	(602)	–

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. Where the tax rates are different from the statutory tax rates, they are substantially due to non-deductible expenses.

Clipsal Industries was awarded the Operational Headquarters ("OHQ") status in June 1992 for an initial period of five years commencing 1 October 1992. Under this scheme, dividend income received from approved qualifying companies was tax-exempt. The Economic Development Board had approved the extension of the OHQ status for a further period of five years from 1 October 1997 to 30 September 2002. In view of the recent amendments to the Income Tax Act which include the introduction of the one-tier corporate taxation system with effect from 1 January 2003 under which tax will only be imposed at the corporate level and any dividends paid by Clipsal Industries will be tax exempt to its shareholders, together with the 2003 Budget proposal to grant tax exemption on certain foreign dividend income with effect from 1 June 2003; Clipsal Industries has not pursued for a further extension of its OHQ status following its expiry on 1 October 2002.

The income tax expense varied from the amount of income tax determined by applying the Singapore income tax rate of 22% (2001: 24.5%) to profit before income tax as a result of the following differences:

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Income tax expense at statutory rate	3,172	4,062	650	251
Add/(less):				
Effect of different tax rates of overseas operations	1,704	35	–	–
Income not subjected to tax	(714)	(880)	(1,288)	(1,753)
Expenses not deductible for tax purposes	3,733	1,558	1,802	597
Loss not subjected to tax	1,361	2,596	–	933
Utilisation of capital allowance/tax loss	(2,926)	(1,423)	(1,148)	(7)
(Over)/Under provision in respect of prior year	(441)	133	93	–
Underprovision for deferred tax assets in respect of prior years net of amount utilised during the year	(695)	–	(695)	–
Others	42	(389)	(16)	(21)
Total income tax expense at effective tax rate	5,236	5,692	(602)	–

6. EARNINGS PER SHARE

The basic earnings per share is calculated based on Clipsal Industries Group's profit attributable to shareholders of S$7,993,000 (2001: S$11,700,000) and the weighted average number of 119,179,004 (2001: 118,016,125) ordinary shares of S$0.30 each of Clipsal Industries in issue during the financial year.

The fully diluted earnings per share is calculated based on Clipsal Industries Group's profit attributable to shareholders of S$7,993,000 (2001: S$11,700,000) divided by the weighted average number of 119,518,654 (2001: 118,829,024) ordinary shares of S$0.30 each that would be issued if all the holders of options exercised their rights to subscribe for shares of Clipsal Industries.

	Clipsal Industries Group			
	2002		2001	
	Basic	Diluted	Basic	Diluted
	S$'000	*S$'000*	*S$'000*	*S$'000*
Profit attributable to shareholders	7,993	7,993	11,700	11,700

	Clipsal Industries Group			
	2002		2001	
	Number of shares		Number of shares	
	'000	*'000*	*'000*	*'000*
Weighted average number of ordinary shares	119,179	119,179	118,016	118,016
Adjustment for potentially dilutive ordinary shares	–	340	–	813
Weighted average number of ordinary shares used to compute earnings per share	119,179	119,519	118,016	118,829
Earnings per share (Singapore cents)	6.7	6.7	9.9	9.8

7. **DIVIDENDS**

	Clipsal Industries Group and Clipsal Industries	
	2002	2001
	S$'000	*S$'000*
Additional final dividend paid in respect of prior year	2	2
Interim dividend declared:		
Tax-exempt dividend of 2.00 (2001: 2.50) Singapore cents per ordinary share of S$0.30 each	2,389	2,962
Final dividend proposed:		
Tax-exempt dividend of 2.00 (2001: 2.50) Singapore cents per ordinary share of S$0.30 each	2,410	2,972
	4,801	5,936

Clipsal Industries' Scrip Dividend Scheme under which Shareholders may elect to receive shares in lieu of cash for their dividend entitlements is applicable to the interim and proposed final dividend for the year ended 31 December 2002.

8. FIXED ASSETS

	Freehold and leasehold land and buildings S$'000	Properties under development S$'000	Leasehold improve-ments S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Machinery under construction S$'000	Total S$'000
Clipsal Industries Group									
Cost:									
At beginning of year	38,423	7,306	9,783	16,030	33,894	3,865	14,553	250	124,104
Currency realignment	(2,063)	(435)	(538)	(781)	(1,890)	(191)	(810)	(15)	(6,723)
Additions	71	536	1,413	1,969	2,393	541	900	239	8,062
Reclassifications	-	-	-	18	(18)	-	351	(351)	-
Written off	-	-	(1,256)	(255)	(5)	-	(1)	-	(1,517)
Disposals	-	-	(3,776)	(389)	(861)	(396)	(1,987)	(41)	(7,450)
At end of year	36,431	7,407	5,626	16,592	33,513	3,819	13,006	82	116,476
Accumulated depreciation:									
At beginning of year	5,312	-	8,016	9,428	23,136	2,162	9,548	-	57,602
Currency realignment	(277)	-	(467)	(487)	(1,312)	(115)	(527)	-	(3,185)
Charge for the year	851	-	819	1,691	2,537	471	1,036	-	7,405
Reclassifications	-	-	-	1	(1)	-	-	-	-
Written off	-	-	(1,111)	(232)	(3)	-	(1)	-	(1,347)
Disposals	-	-	(3,815)	(365)	(737)	(350)	(1,473)	-	(6,740)
At end of year	5,886	-	3,442	10,036	23,620	2,168	8,583	-	53,735
Depreciation charge for last year	872	-	939	1,647	2,603	479	1,094	-	7,634
Net book value:									
At beginning of year	33,111	7,306	1,767	6,602	10,758	1,703	5,005	250	66,502
At end of year	30,545	7,407	2,184	6,556	9,893	1,651	4,423	82	62,741

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Total S$'000
Clipsal Industries						
Cost:						
At beginning of year	831	1,952	2,496	540	1,075	6,894
Additions	1	355	41	-	36	433
Disposals	-	(4)	(26)	-	(283)	(313)
Written off	(323)	(218)	(5)	-	(1)	(547)
At end of year	509	2,085	2,506	540	827	6,467
Accumulated depreciation:						
At beginning of year	353	803	1,171	213	725	3,265
Charge for the year	102	240	281	77	118	818
Disposals	-	(2)	(23)	-	(235)	(260)
Written off	(313)	(204)	(3)	-	(1)	(521)
At end of year	142	837	1,426	290	607	3,302
Depreciation charge for last year	46	205	212	51	187	701
Net book value:						
At beginning of year	478	1,149	1,325	327	350	3,629
At end of year	367	1,248	1,080	250	220	3,165

The net book values of fixed assets of Clipsal Industries Group include the amount of S$904,000 (2001: S$1,042,000) in respect of assets held under finance leases and hire purchase contracts.

In addition, certain of Clipsal Industries Group's leasehold land and buildings with a total net book value of S$4,854,000 (2001: S$5,130,000) have been pledged to banks as securities for mortgage loan facilities granted by the banks to Clipsal Industries Group.

Particulars of the properties included in freehold and leasehold land and buildings and properties under development above are as follows:

Location	Description	Tenure
Hong Kong		
Lot No. 36, Unit A, 6/F, Sing Mei Ind. Bldg, 27-31 Kwai Wing Road, Kwai Chung, N.T., Hong Kong	A 609.9 square metres office and warehouse	50 years long-term lease
Lot No. 36, Unit B, 6/F, Sing Mei Ind. Bldg, 27-31 Kwai Wing Road, Kwai Chung, N.T., Hong Kong	A 609.9 square metres office and warehouse	50 years long-term lease
Lot No. 26, Unit A & B, 1/F, Kam Bun Ind. Bldg, 13-19 Kwai Wing Road, Kwai Chung, N.T., Hong Kong	A 1,116.7 square metres general, research and development office	50 years long-term lease
Lot No. 2732, Apt No. D on 4/F and roof D and car parking space No. 5, Evergreen Mansion, 14 Cornwall Street, Kowloon Tong, Kowloon, Hong Kong	A 99.2 square metres residential flat and a roof of 99.2 square metres	50 years long-term lease
China		
Unit 3305, 33/F, North Tower, Guangzhou World Trade Center Complex, 371-375 Huan Shi Dong Road, Guangzhou, Guangdong, China	A 98.04 square metres office	50 years long-term lease
Unit 3304, 33/F, North Tower, Guangzhou World Trade Center Complex, 371-375 Huan Shi Dong Road, Guangzhou, Guangdong, China	A 150.61 square metres office	50 years long-term lease
Lot D1 in Area 9, Long Feng Shang Pai Development District, Huizhou City, Guangdong, China	A 8,048.49 square metres site for workers' quarters	70 years long-term lease
15/F, Unit 9-16, Office Tower Shun Hing Square, Diwang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen, China	A 1,092 square metres office	50 years long-term lease
Lot 23 Small Zone, 48 Development Zone, Ping Nam Industrial Area, Huizhou City, Guangdong, China	A 100,713 square metres piece of undeveloped land	50 years long-term lease
Units 15B, 16B & 3C, Parkview Tower III, 9 Nongzhan South Road, Chao Yang District, Beijing, China	A 588 square metres site for investment purposes	70 years long-term lease
Lots 23, 27 & 76 Small Zone, Zhong Kai New Technology Development Zone, Huizhou City, Guangdong, China	A 126,524 square metres piece of undeveloped land	50 years long-term lease
Indonesia		
Kawasan Industri Pasar Kemis, Jl Putra Utama Kav, D1-D2, Tangerang 15560, Indonesia	A 4,542.17 square metres office, warehouse and manufacturing plant (land area = 19,525 square metres)	20 – 30 years medium-term lease

Location	Description	Tenure
Malaysia		
Lot 401, Block N PD, Perdana Condo Resort, Port Dickson, Negeri Sembilan	A 78 square metres condominium	Freehold
1 Jln Kawat 15/18, Section 15 Shah Alam, Selangor, West Malaysia	A 14,020 square metres office, warehouse and manufacturing plant (land area = 20,438.50 square metres)	99 years long-term lease
26 Jln Kawat 15/19, Section 15 Shah Alam, Selangor, West Malaysia	A 5,168 square metres office and warehouse (land area = 7,386 square metres)	99 years long-term lease
Middle East		
Plot No. E25, Sharjah Airport International Free Zone, Sharjah, United Arab Emirates	A 1,971 square metres office and warehouse (land area = 4,000 square metres)	25 years medium-term lease
Singapore		
Lot No. 1257 of Mukim 6, 5 Fourth Chin Bee Road, Singapore	A 2,872.89 square metres office, warehouse and manufacturing plant (land area = 4,681.60 square metres)	60 years long-term
Vietnam		
Bien Hoa Industrial Zone 1, An Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam	A 2,642 square metres office and manufacturing plant (land area = 5,738.80 square metres)	20 years medium-term lease
Pakistan		
Plot No. 101 & 102, Sector 15, Korangi Industrial Area Karachi, Pakistan	A 1,668.17 square metres land for industrial purpose	99 years long-term lease
United Kingdom		
Flat 9, Washington House, 20 Basil Street London SW3, England	A 176.52 square metres apartment for staff quarters	72 years long-term lease

9. INTEREST IN SUBSIDIARIES

	Clipsal Industries	
	2002	**2001**
	S$'000	*S$'000*
Unlisted equity shares, at cost	149,605	147,813
Less: Impairment loss	(5,518)	–
	144,087	147,813
Amount due from subsidiaries (non-trade)	118,461	102,935
Amount due from subsidiaries (trade)	5,437	6,471
Amount due to subsidiaries (non-trade)	(5,205)	(1,210)
	262,780	256,009
Movement in impairment loss:		
Charge for the year	5,518	–

Particulars of the subsidiaries are set out in Note 28 to the financial statements. The amounts due to and from subsidiaries have no fixed terms of repayment and certain balances bear interest at the prevailing market rate.

10. INTEREST IN ASSOCIATED COMPANIES

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Unlisted equity shares, at cost	56,345	54,840	18	18
Share of post acquisition reserves	72,701	57,343	–	–
	129,046	112,183	18	18

Particulars of the principal associated companies are set out in Note 29 to the financial statements.

Emphasis of Matter on Contingent Liability

The auditors' report of the financial statements of Clipsal Industries Group's 52.45%-owned associated company in Australia, Gerard Industries (No 3) Pty Ltd ("GI3PL"), for the year ended 30 June 2002 included the following emphasis of matter:

"The controlled entities in the associated company have received assessments for A$116.3 million (2001: A$70.2 million) in relation to a review conducted by the Australian Taxation Office. The composition of the total assessments, for two separate matters, comprises:

	2002	2001
	A$ million	*A$ million*
Primary tax	56.9	32.4
Penalties	35.2	23.2
Interest	24.2	14.6
	116.3	70.2

The directors of the controlled entities dispute the assessments referred to above, deny liability and have instructed the entities' lawyers to take both matters to the Federal Court of Australia. The ultimate outcome, which may not be known for some years, cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liability that may result has been made in the GI3PL financial statements."

In the opinion of the Board of Directors of Clipsal Industries, the valuation of GI3PL based on its future earnings potential and after taking into consideration the total amount of the above contingent liability, will not be less than its current carrying value in the books of Clipsal Industries, and therefore no provision for impairment in Clipsal Industries' investment in GI3PL in accordance with SAS 36 is considered necessary.

11. OTHER INVESTMENTS

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Listed securities	10	10	–	–
Unlisted securities	10,397	–	–	–
Corporate club memberships, at cost	194	194	194	194
	10,601	204	194	194
Market value of listed securities	10	10	–	–

12. NON-CURRENT RECEIVABLES

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Secured *Note 12(a)*	4,346	11,561	4,346	11,561
Unsecured *Note 12(b)*	6,220	6,322	–	–
	10,566	17,883	4,346	11,561

a. The secured balance comprised of the non-current portion of a loan granted to the shareholder of Pierlite Pty Ltd ("Pierlite"), a leading manufacturer of light fitting products in Australia, in consideration for an option to acquire up to a 49% interest in Pierlite and in consideration of the balance of the loan outstanding at the time the option is exercised. The loan bears interest at the prevailing market rate plus 0.75% margin, and is repayable in equal half yearly instalments of US$1,250,000 each with the final instalment due on 31 October 2004. The option is exercisable from 13 August 2002 until full settlement of the loan is made.

b. The unsecured non-current receivables comprised of:

i) A loan of S$2,959,000 (2001: S$2,854,000) granted to Pierlite for the purpose of expanding its lighting business. The loan bears interest at market rate with no fixed terms of repayment; and

ii) A loan of S$3,261,000 (2001: S$3,468,000) granted to a trade associate to facilitate the selling and distribution of Clipsal Industries Group's products. The loan bears interest at market rate with no fixed terms of repayment.

13. INTANGIBLE ASSETS

a. Deferred Expenditure

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Product development expenditure and technical know-how acquired at cost	16,631	16,054	356	356
Less: Accumulated amortisation	(6,736)	(4,773)	(356)	(338)
	9,895	11,281	–	18

b. Marketing Rights

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
At cost	11,325	–	–	–

c. **Goodwill**

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Goodwill arising on acquisition of subsidiaries and associated companies	11,569	793	–	–
Less: Accumulated amortisation	(345)	(32)	–	–
	11,224	761	–	–
Total	32,444	12,042	–	18

Movement in accumulated amortisation – deferred expenditure:

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Balance at 1 January	4,773	3,171	338	267
Currency realignment	(252)	172	–	–
Amount written off	–	(100)	–	–
Charge for the year	2,215	1,530	18	71
Balance at 31December	6,736	4,773	356	338
Movement in accumulated amortisation – goodwill:				
Balance at 1 January	32	–	–	–
Charge for the year	313	32	–	–
Balance at 31December	345	32	–	–

14. **STOCKS AND WORK-IN-PROGRESS**

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
a. Work-in-progress, at cost	1,659	1,911	379	556
Raw materials	9,024	10,450	–	–
Finished goods	44,640	47,459	–	–
At net realisable value after the following allowance	53,664	57,909	–	–
	55,323	59,820	379	556

	Clipsal Industries Group	
	2002	2001
	S$'000	*S$'000*
b. Analysis of allowance for stock obsolescence		
Balance at 1 January	1,565	1,305
Currency realignment	(67)	49
Stock written off	(265)	–
Charge for the year	244	211
Balance at 31 December	1,477	1,565

15. DEBTORS AND BILLS RECEIVABLE

		Clipsal Industries Group		Clipsal Industries	
		2002	**2001**	**2002**	**2001**
		S$'000	*S$'000*	*S$'000*	*S$'000*
a.	Trade debtors	93,443	81,834	–	–
	Amount due from associated companies (trade)	14,075	10,810	1,571	842
	Amount due from related parties (trade)	221	186	–	–
	Less: Allowance for doubtful debts	(3,577)	(5,605)	–	–
		104,162	87,225	1,571	842
	Amount due from associated companies (non-trade)	23,053	18,790	13,754	14,401
	Amount due from related parties (non-trade)	71	73	2	2
	Secured loan *Note 12(a)*	4,346	–	4,346	–
	Deposits and prepayments	5,436	9,751	329	77
	Other debtors *Note 15(d)*	25,808	25,924	16,772	18,158
		162,876	141,763	36,774	33,480
b.	Analysis of allowance for doubtful debts				
	Balance at 1 January	5,605	5,357	–	–
	Currency realignment	(267)	279	–	–
	Bad debts written off	(1,761)	(31)	–	–
	Balance at 31 December	3,577	5,605	–	–

c. Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Related parties in the financial statements refer to entities owned or controlled directly or indirectly by Gold Peak Industries (Holdings) Limited, which has significant influence over Clipsal Industries (see Note 18).

d. Other debtors consist mainly of:

i) An amount of S$2,121,000 (2001: S$4,091,000) being the last instalment outstanding of the sale consideration for partial disposal of an associated company to an independent third party. The amount bears interest at market rate with repayment extended to Year 2003; and

ii) advances to a trade associate totalling S$13,042,000 (2001: S$13,583,000) to facilitate the selling and distribution of Clipsal Industries Group's products. These advances bear interests at commercial rate and have no fixed terms of repayment.

16. CREDITORS AND ACCRUED CHARGES

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Creditors and accrued charges	28,502	25,680	2,296	1,298
Amount due to associated companies:				
Trade	20,823	13,073	–	–
Non-trade	619	735	–	–
Amount due to related parties *Note 15 (c)*:				
Trade	684	898	–	–
Non-trade	686	78	9	7
	51,314	40,464	2,305	1,305

17. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

	Clipsal Industries Group	
	2002	2001
	S$'000	*S$'000*
Within one year	203	426
In the second to fifth years inclusive	274	401
Total hire purchase payments payable	477	827
Less: Charges allocated to future periods	(33)	(51)
Present value of hire purchase obligations	444	776
Less: Amount due within one year as shown under current liabilities	(194)	(412)
Amount due in the second to fifth years inclusive	250	364

18. AMOUNT DUE TO MAJOR SHAREHOLDER

Clipsal Industries' major shareholder is Gold Peak Industries (Holdings) Limited ("GPIH"), a public company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong Limited. GPIH invests in Clipsal Industries through a subsidiary, GP Industries Limited, a public company incorporated in Singapore and listed on the Singapore Exchange Securities Trading Limited. The amount due to major shareholder bears interest at commercial rates and has no fixed terms of repayment.

19. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Current portion of bank loans *Note 20(a)*	4,901	1,514	–	–
Short term loans	41,804	28,076	–	–
Bank overdrafts	2,209	911	–	–
Import loans	9,203	4,639	–	–
	58,117	35,140	–	–
Of which:				
Secured	233	214	–	–
Unsecured	57,884	34,926	–	–
	58,117	35,140	–	–

Certain of Clipsal Industries Group's leasehold land and buildings have been pledged to banks to obtain the above secured bank borrowings (see Note 8).

20. BANK LOANS

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
a. Bank loans:				
Secured	829	1,016	–	–
Unsecured *Note 20(b)*	119,843	117,183	109,036	109,988
	120,672	118,199	109,036	109,988
Less: Amounts due within one year *(Note 19)*				
Secured	(233)	(214)	–	–
Unsecured	(4,668)	(1,300)	–	–
	(4,901)	(1,514)	–	–
	115,771	116,685	109,036	109,988

The bank loans are repayable within the periods as follows:

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
More than one year, but not exceeding two years	110,535	3,709	105,536	–
More than two years, but not exceeding five years	5,236	112,838	3,500	109,988
More than five years	–	138	–	–
	115,771	116,685	109,036	109,988

Certain of Clipsal Industries Group's leasehold land and buildings have been pledged to banks to obtain the above secured bank borrowings (see Note 8).

b. Transferable Loan Facility ("TLF")

The unsecured bank loans in Year 2002 include a US$40 million and S$36 million TLF obtained from a syndicate of banks in September 2001 to refinance the then existing US$40 million TLF thereby providing additional funds for investments and working capital.

The interest on the TLF is based on SIBOR plus 1.10% margin for the US$ tranche and swap offer rate plus 1.10% margin for the S$ tranche respectively. The TLF is repayable in September 2004.

21. DEFERRED TAX ASSETS/(LIABILITIES)

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Deferred tax assets	526	–	526	–
Deferred tax liabilities	(313)	(585)	(161)	(330)
Net deferred tax assets/(liabilities)	213	(585)	365	(330)

Movement of the net deferred tax assets, recognised by Clipsal Industries Group and Clipsal Industries are as follows:

	Accelerated tax depreciation	Tax losses	Other temporary differences	Total
	S$'000	*S$'000*	*S$'000*	*S$'000*
Clipsal Industries Group				
Balance at 1 January 2001	(587)	–	–	(587)
Currency realignment	(17)	–	–	(17)
Credit to income for the year	19	–	–	19
Balance at 31 December 2001	(585)	–	–	(585)
Credit/(Charge) to income for the year	331	526	(59)	798
Balance at 31 December 2002	(254)	526	(59)	213

	Accelerated tax depreciation	Tax losses	Total
	S$'000	*S$'000*	*S$'000*
Clipsal Industries			
Balance at 1 January 2001	(330)	–	(330)
Credit to income for the year	–	–	–
Balance at 31 December 2001	(330)	–	(330)
Credit to income for the year	169	526	695
Balance at 31 December 2002	(161)	526	365

22. SHARE CAPITAL

	Clipsal Industries Group and Clipsal Industries	
	2002	2001
	S$'000	*S$'000*
Authorised:		
200,000,000 ordinary shares of S$0.30 each	60,000	60,000
Issued and Fully Paid:		
120,389,856 (2001 : 118,881,393) ordinary shares of S$0.30 each	36,117	35,664

During the financial year, Clipsal Industries issued the following ordinary shares:

i) 332,000 shares of S$0.30 each at S$1.9125 per share for cash to option holders upon the exercise of their options granted under Clipsal Industries' CIHL Share Option Scheme 1999.

ii) 23,000 shares of S$0.30 each at US$1.30 per share for cash to an option holder upon the exercise of his option granted under Clipsal Industries' Executives' Share Option Scheme.

iii) 441,199 shares of S$0.30 each at S$2.14 per share to Shareholders who elected to receive a scrip dividend for their entitlement to the 2001 final dividend pursuant to Clipsal Industries' Scrip Dividend Scheme ("SDS).

iv) 712,264 shares of S$0.30 each at S$2.145 per share to Shareholders who elected to receive a scrip dividend for their entitlement to the 2002 interim dividend pursuant to Clipsal Industries' SDS.

Details of outstanding share options of Clipsal Industries are set out in paragraph 18(f) of the Directors' Report.

23. PRIOR YEAR ADJUSTMENTS

With effect from 1 January 2002, Clipsal Industries Group changed its accounting policy in respect of the treatment of deferred tax assets in order to conform to the new requirements of SAS 12 Income Taxes. Clipsal Industries Group had adopted the alternative treatment allowed under Singapore Statement of Accounting Standard No. 8 and accounted for the effects of these adjustments in the profit and loss statements of the financial year reported on instead of adjusting the effect against prior period retained earnings under the benchmark treatment.

Had Clipsal Industries Group accounted for the prior year adjustments under the benchmark treatment, the proforma profit and loss statements, the statement of retained earnings and certain balance sheet items would have been as follows:

Profit and loss statements

	Clipsal Industries Group			
	2002	**2001**	**2002**	**2001**
	S$'000	*S$'000*	*S$'000*	*S$'000*
	Restated proforma		As reported	
Loss before exceptional items	(3,283)	(1,564)	(3,283)	(1,733)
Exceptional items	–	(1,325)	–	8,528
(Loss)/Profit before share of results of associated companies	(3,283)	(2,889)	(3,283)	6,795
Share of results of associated companies	17,700	9,787	17,700	9,787
Profit before taxation	14,417	6,898	14,417	16,582
Taxation	(7,693)	(4,697)	(5,236)	(5,692)
Profit after taxation	6,724	2,201	9,181	10,890
Minority interests	(1,188)	(428)	(1,188)	810
Profit attributable to shareholders	5,536	1,773	7,993	11,700
Earnings per share:				
a. Basic	4.6 cents	1.5 cents	6.7 cents	9.9 cents
b. Fully diluted	4.6 cents	1.5 cents	6.7 cents	9.8 cents
Statement of retained earnings				
Profit attributable to shareholders	5,536	1,773	7,993	11,700
Retained profits brought forward	93,750	97,913	91,293	85,529
Profit available for appropriation	99,286	99,686	99,286	97,229
Dividends	(4,801)	(5,936)	(4,801)	(5,936)
Retained profits carried forward	94,485	93,750	94,485	91,293

Balance sheet items

	2001	**2001**
	S$'000	*S$'000*
	Restated proforma	As reported
Total non-current assets	210,941	208,814
Total non-current liabilities	117,304	117,634
Reserves	209,758	207,301

The prior year adjustments for Year 2001 were due to adjustment for amortisation of intangible assets attributable to outside equity interests of an associated company wrongly allocated to the parent entity in prior years shared by Clipsal Industries Group and change in functional currency by a subsidiary from Indonesia Rupiah to US Dollars.

24. LEASE COMMITMENTS

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Minimum lease payments paid under operating leases	3,531	2,443	97	97

At the balance sheet date, the commitments in respect of future operating lease rentals which have not been provided for in the financial statements are as follows:

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Within one year	2,860	4,578	46	87
Within two to five years	1,742	7,021	–	30
After five years	2,687	2,792	–	–
	7,289	14,391	46	117

25. CAPITAL COMMITMENTS

	Clipsal Industries Group	
	2002	2001
	S$'000	*S$'000*
Capital expenditure contracted for but not provided for	4,471	11,446
Capital expenditure authorised but not contracted for	42	–
	4,513	11,446

26. OTHER COMMITMENTS

In Year 2001, Clipsal Industries entered into a Put Option Agreement with Mr Robert Gerard, one of the shareholders of Clipsal Industries Group's associated company in Australia, Gerard Industries (No 3) Pty Ltd ("GI3PL"), in relation to a A$6 million loan extended to him by Adelaide Bank in Australia to finance his purchase of additional equity interest in GI3PL. The loan is scheduled for repayment by instalments and to be settled in full by December 2006. Under the Put Option Agreement, Clipsal Industries has granted him an option to require Clipsal Industries to purchase such portion of his investment in GI3PL up to the value equivalent to the prevailing balance of loan outstanding in the event of default of repayment of the loan to Adelaide Bank. Should the Put Option be exercised, Clipsal Industries Group's equity interest in GI3PL will increase accordingly and the maximum increase may reach approximately 3% based on the full amount of the loan.

27. CONTINGENT LIABILITIES (UNSECURED)

	Clipsal Industries Group		Clipsal Industries	
	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*
Export bills discounted with recourse	599	963	–	–
Guarantees given to certain banks in respect of banking facilities extended to associated companies	15,305	13,920	15,305	13,920
Guarantees given to certain banks in respect of banking facilities utilised by subsidiaries	–	–	65,450	31,936
	15,904	14,883	80,755	45,856

28. SUBSIDIARIES

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	Percentage of effective interest held 2001 %	Cost of investment 2002 *S$'000*	Cost of investment 2001 *S$'000*
Ample Technique Sdn Bhd (ii)	Malaysia	Manufacturing and sales of ballasts, light fittings, air movement products, laminations and other metal parts	100*	100*	-	-
Ashton Investments Pte Ltd (i)	Singapore	Investment holding	100	100	#	#
Bowden (Australia) Pty Ltd (vi)	Australia	Investment holding	100	100	6,438	6,438
Bowden Extrusion HK Limited (ii)	Hong Kong	Investment holding and trading of plastic materials, PVC conduits and related products	54.02	54.02	679	679
Bowden Industries Limited (ii)	Hong Kong	Investment holding, manufacturing and trading of electrical wiring accessories, electronic control devices and related products	100	100	54,184	54,184
Bowden Industries (China) Limited (ii)	Hong Kong	Investment holding	100*	100*	-	-
Bowden Switchgear (HK) Ltd (ii)	Hong Kong	Investment holding	100*	100*	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	2001 %	Cost of investment 2002 S$'000	2001 S$'000
Burgess Investments Limited (vi)	Bahamas	Investment holding	100	100	#	#
Clipsal Asia Limited (ii)	Hong Kong	Marketing and trading of electrical wiring accessories, electronic control devices and related products	100	100	28,893	28,893
Clipsal China Limited (iii)	The People's Republic of China	Manufacturing and trading of electrical wiring accessories, electronic control devices and related products	90*	90*	-	-
Clipsal Datacom Asia Limited (ii)	Hong Kong	Development, sales and marketing of data communication products	100	100	2,926	1,188
Clipsal Datacom HK Limited (ii)	Hong Kong	Development, sales and marketing of data communication products	100*	-	-	-
Clipsal Datacomms. (M) Sdn Bhd (ii)	Malaysia	Development, sales and marketing of data communication products	63.9*	-	-	-
Clipsal Datacomms. (S) Pte Ltd (i)	Singapore	Development, sales and marketing of data communication products	76.7*	-	-	-
Clipsal Hong Kong Limited (ii)	Hong Kong	Marketing and trading of electrical installation products	100*	-	-	-
Clipsal Integrated Systems (HK) Limited (ii)	Hong Kong	Development, sales and marketing of building and home automation system and electronic products	76.7	76.7	242	242
Clipsal Integrated Systems (M) Sdn Bhd (ii)	Malaysia	Supply of project concepts, designs, products, consulting, commissioning and related services on home automation intelligent energy and building management systems	63.9*	63.9*	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	2001 %	Cost of investment 2002 S$'000	2001 S$'000
Clipsal Integrated Systems Pte Ltd (i)	Singapore	Development, sales and marketing of building and home automation system and electronic products	76.7*	76.7*	-	-
Clipsal International Pte Ltd (i)	Singapore	Investment holding and marketing	100	100	5,518	5,518
Clipsal International Trading (Shanghai) Co., Limited (iv)	The People's Republic of China	Distribution of electrical and electronic products	100*	100*	-	-
Clipsal (Malaysia) Sdn Bhd (ii)	Malaysia	Marketing and trading of electrical and related products	100	100	#	#
Clipsal Manufacturing (M) Sdn Bhd (ii)	Malaysia	Manufacturing and trading of electrical wiring accessories and low voltage switchgears	100*	100*	-	-
Clipsal Middle East (FZC) (ii)	United Arab Emirates	Marketing and trading of electrical installation products	60	60	230	230
Clipsal Pakistan (Pvt) Limited (ii)	Pakistan	Manufacturing and trading of electrical installation products	60	60	146	92
Clipsal Philippines, Inc. (ii)	Philippines	Marketing and trading of electrical installation products	99.9*	99.9*	-	-
Clipsal Singapore Pte Ltd (i)	Singapore	Marketing and trading of electrical and related products	100	100	#	#
Clipsal Taiwan Co., Ltd (ii)	Taiwan	Marketing and trading of electrical wiring accessories, electronic control devices and related products	75*	75*	-	-
Clipsal Univolt Extrusion (China) Limited (iii)	The People's Republic of China	Manufacturing and trading of PVC conduits and related products	40.5*	40.5*	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	2001 %	Cost of investment 2002 S$'000	2001 S$'000
Clipsal Vietnam Co., Ltd (ii)	Vietnam	Manufacturing and trading of electrical installation products	63*	63*	-	-
CVH Industries Limited (ii)	Hong Kong	Marketing and trading of electrical and related products	90*	90*	-	-
Dragon Star Enterprises Limited (vi)	British Virgin Islands	Investment holding	100	100	#	#
Fortune Way Developments Limited (vi)	British Virgin Islands	Property investment	100*	100*	-	-
Gourmets of Asia Limited (ii)	Hong Kong	Marketing and trading of wine products	100*	100*	-	-
GP Electrical (Hong Kong) Ltd (ii)	Hong Kong	Marketing and trading of electrical installation products	100*	-	-	-
G.P. Electrical Industries (Shunde) Co Ltd (v)	The People's Republic of China	Manufacturing and trading of electrical and electronic products	100*	100*	-	-
Huge Eastern Sdn Bhd (ii)	Malaysia	Investment holding	100	100	6,720	6,720
Huizhou Clipsal Lighting Co. Ltd (iii)	The People's Republic of China	Manufacturing and trading of lighting products and accessories	90*	90*	-	-
Jansweet Limited (ii)	Hong Kong	Property investment	100*	100*	-	-
Linkpoint Investments Limited (ii)	Hong Kong	Property investment	100*	100*	-	-
Lockwood Ltd (vi)	British Virgin Islands	Investment holding	100	100	43,629	43,629
Pacific Fame Investments Ltd (vi)	British Virgin Islands	Investment holding	100	100	#	#
PT Bowden Industries Indonesia (ii)	Indonesia	Manufacturing and trading of electrical wiring accessories, PVC conduits and related products	55*	55*	-	-
Regal Trinity Limited (vi)	British Virgin Islands	Investment holding	100*	-	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	2001 %	Cost of investment 2002 S$'000	2001 S$'000
Refour Group Ltd (vi)	British Virgin Islands	Trading of electrical and electronic products	100*	100*	-	-
Tarway Pty Ltd (vi)	Australia	Investment holding	100*	100*	-	-
					149,605	147,813

(i) Audited by Deloitte & Touche, Singapore

(ii) Audited by member firms of Deloitte Touche Tohmatsu

(iii) Audited by another firm of auditors, Guangdong Yuexin Certified Public Accountants Co. Ltd

(iv) Audited by another firm of auditors, Shanghai Huacheng Certified Public Accountants Co Ltd

(v) Audited by another firm of auditors, Guangdong Dezheng Certified Public Accountants Ltd

(vi) Not audited as there is no statutory requirement in their respective countries of incorporation

* Directly held by subsidiaries of Clipsal Industries

Refers to cost of investment less than S$1,000

29. ASSOCIATED COMPANIES

The principal associated companies are as follows:

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment			
					Clipsal Industries Group		Clipsal Industries	
			2002 %	2001 %	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
Blue Point Products Pty Ltd # (ii)	Australia	Manufacturing of electrical accessories, particularly for panel mounted switchboards	52.5*	52.5*	-	-	-	-
Clipsal Components (Pvt) Ltd (iv)	Sri Lanka	Manufacturing and trading of components for electrical wiring accessories	49*	-	-	-	-	-
Clipsal Controlgear Pty Ltd (ii)	Australia	Manufacturing of industrial switchgears and motor controlgears	28.9*	28.9*	-	-	-	-
Clipsal East Africa Limited (iii)	Kenya	Trading and distribution of electrical installation products in Kenya and East Africa	31.5*	31.5*	-	-	-	-
Clipsal Extrusions Pty Ltd (ii)	Australia	Manufacturing of flexible electrical conduits and conduit fittings	42*	42*	-	-	-	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment			
					Clipsal Industries Group		Clipsal Industries	
			2002	2001	2002	2001	2002	2001
			%	%	S$'000	S$'000	S$'000	S$'000
Clipsal Lanka (Private) Limited (iv)	Sri Lanka	Manufacturing and trading of electrical wiring accessories	49	49	18	18	18	18
Clipsal Lovato Controlgear China Limited # (v)	The People's Republic of China	Manufacturing and marketing of industrial controlgears and related products	66.4*	66.4*	–	–	–	–
Clipsal Lovato Controlgear (Hong Kong) Limited # (i)	Hong Kong	Investment holding and marketing of industrial controlgears and related products	69.9*	69.9*	645	645	–	–
Clipsal Switchgear Pty Ltd (ii)	Australia	Manufacturing of circuit breakers and switchboard accessories	39.3*	39.3*	–	–	–	–
Clipsal (Thailand) Co., Ltd (vi)	Thailand	Marketing and trading of electrical wiring accessories, electronic control devices and related products	49*	49*	1,383	1,383	–	–
GE Clipsal China Co., Ltd (vii)	The People's Republic of China	Manufacturing and trading of electrical and electronic products	47.5*	47.5*	2,065	2,065	–	–
GE Clipsal (Hong Kong) Ltd (ii)	Hong Kong	Trading of electrical and electronic products	50*	50*	1	1	–	–
Gerard Industries (No 3) Pty Ltd # (ii)	Australia	Manufacturing of a wide range of electrical accessories for domestic and industrial uses	52.45*	52.45*	43,774	43,774	–	–
Hamesmore Pty Ltd # (ii)	Australia	Investment holding	53.9*	53.9*	–	–	–	–
High Rank Communication Ltd (viii)	Hong Kong	Development, manufacture and marketing of a wide range of radio frequency and data-communication products and accessories	35*	–	503	–	–	–

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held 2002 %	2001 %	Cost of investment Clipsal Industries Group 2002 S$'000	2001 S$'000	Clipsal Industries 2002 S$'000	2001 S$'000
Huizhou Desay-GP Electrical Co. Ltd (ix)	The People's Republic of China	Manufacturing and trading of electrical and electronic products and accessories	49*	49*	1,090	1,090	-	-
Lighthouse Technologies Limited (i)	Hong Kong	Development, manufacturing and distribution of light emitting diode modular video display panels	25*	20*	703	178	-	-
Lovato S.p.A (x)	Italy	Development, manufacturing and marketing of industrial controlgears and related products	39.8*	39.8*	2,989	2,989	-	-
Lumex Clipsal (Pty) Ltd (xi)	South Africa	Manufacturing and distribution of electrical and related products	28.9*	28.9*	-	-	-	-
Tapestry Vineyards Pty Ltd # (ii)	Australia	Vineyard	66.3*	66.3*	3,174	2,697	-	-
					56,345	54,840	18	18

(i) Audited by member firms of Deloitte Touche Tohmatsu
(ii) Audited by member firms of KPMG
(iii) Audited by member firms of PricewaterhouseCoopers
(iv) Audited by another firm of auditors, Nihal Hettiarachchi & Co., Chartered Accountants
(v) Audited by another firm of auditors, Guangdong Yuexin Certified Public Accountants Co. Ltd
(vi) Audited by another firm of auditors, SGV-Na Thalang & Co., Ltd
(vii) Audited by another firm of auditors, Huizhou Shi Shengda Certified Public Accountants
(viii) Audited by another firm of auditors, Henny Wee & Co Certified Public Accountants
(ix) Audited by another firm of auditors, Huizhou Tinshun Certified Public Accountants Co., Ltd
(x) Audited by another firm of auditors, Ernst & Young
(xi) Audited by another firm of auditors, Grant Thornton Kessel Feinstein

* Indirect shareholdings
# These companies are treated as associated companies instead of subsidiaries as Clipsal Industries Group does not have direct management control over the financial and operating policies of these companies.

30. RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the accounts, Clipsal Industries Group has transactions with related parties on normal commercial terms as agreed between the parties as follows:

	Clipsal Industries Group	
	2002	2001
	S$'000	S$'000
Sale to related parties	95	24
Purchases from related parties	3,135	2,016
Rental income from related parties	41	15
Rental paid to related parties	29	108

31. SEGMENT INFORMATION

Clipsal Industries Group's activities are primarily based in the People's Republic of China including Hong Kong and other Asian countries. The dominant source and nature of Clipsal Industries Group's risk and returns are based on the geographical areas where its production facilities and assets are located. Therefore, the primary segment is geographical segments by location of assets.

Primary segment information for Clipsal Industries Group based on geographical segments for the year ended 31 December 2002 are as follows:

Geographical segments by location of assets:

	Hong Kong and China		Other Asian countries		Others		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Revenue										
External sales	96,963	115,032	68,396	65,724	20,657	16,535	-	-		
Inter-segment sales	6,557	7,299	6,833	7,005	18	119	(13,408)	(14,423)		
Total revenue	103,520	122,331	75,229	72,729	20,675	16,654	(13,408)	(14,423)	186,016	197,291
Results										
Segment results	(2,754)	(519)	4,926	5,851	1,751	2,107			3,923	7,439
Interest on borrowings									(7,206)	(9,172)
(Loss)/Profit before exceptional items									(3,283)	(1,733)
Exceptional items									-	8,528
(Loss)/Profit before share of results of associated companies									(3,283)	6,795
Share of results of associated companies	1,457	3,082	1,032	546	15,211	6,159			17,700	9,787
Profit before taxation									14,417	16,582
Taxation									(5,236)	(5,692)
Profit after taxation									9,181	10,890
Minority interests									(1,188)	810
Profit attributable to shareholders									7,993	11,700

	Hong Kong and China		Other Asian countries		Others		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	S$'000	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*	*S$'000*
Balance Sheet										
Segment assets	188,511	171,504	127,256	134,857	32,489	23,629			348,256	329,990
Interest in associated companies	11,993	10,563	2,269	1,732	114,784	99,888			129,046	112,183
Taxation recoverable									2,948	1,476
Deferred tax assets									213	-
Consolidated total assets	200,504	182,067	129,525	136,589	147,273	123,517			480,463	443,649
Segment liabilities	26,588	20,083	22,202	18,069	3,623	3,431			52,413	41,583
Obligations under finance leases and hire purchase contracts									444	776
Bank loans, overdrafts and import loans									173,888	151,825
Taxation payable									1,062	1,319
Deferred taxation									-	585
Consolidated total liabilities	26,588	20,083	22,202	18,069	3,623	3,431			227,807	196,088
Other Information										
Addition of:										
Fixed assets	4,151	5,444	3,570	7,849	341	331			8,062	13,624
Deferred expenditure	732	712	663	708	-	-			1,395	1,420
Marketing rights	-	-	-	-	11,325	-			11,325	-
Goodwill	7,495	310	23	483	3,258	-			10,776	793
Non-cash expenses:										
Depreciation and amortisation	5,741	5,092	3,946	3,936	246	168			9,933	9,196

Revenue by Location of Customers

	Clipsal Industries Group	
	2002	2001
	S$'000	*S$'000*
Hong Kong & China	83,060	96,702
Other Asian countries	64,276	62,096
Others	38,680	38,493
	186,016	197,291

Clipsal Industries Group operates predominantly in one business segment, being in the development, manufacturing and marketing of electrical installation products and most of the assets of Clipsal Industries Group are deployed in these operations.

32. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

a. Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to Clipsal Industries Group. The group companies perform ongoing credit evaluation of their counterparty's financial condition and generally do not require a collateral.

Clipsal Industries Group does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics.

b. Interest rate risk

Clipsal Industries Group's interest rate risk relates to interest bearing debt and interest bearing assets.

The interest rates and repayment terms of non-current receivables are disclosed in Note 12 to the financial statements and the interest rates and repayment terms of short-term and long-term debts are disclosed in Notes 19 and 20 to the financial statements.

c. Foreign currency risk

Clipsal Industries Group's foreign currency exposures arises mainly from the exchange rate movements of the United States dollar and Hong Kong dollar against the Singapore dollar, the company's reporting currency.

Those exposures are managed by using natural hedges that arise from offsetting financial assets and financial liabilities that are denominated in foreign currencies.

d. Liquidity risk

Liquidity risk refers to the risk in which Clipsal Industries Group has difficulties in meeting its short-term obligations. Liquidity risk is managed by matching the payment and receipt cycle. Clipsal Industries Group's operations are financed mainly through equity and accumulated profits.

e. Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities reported in the balance sheet approximate the carrying amount of those assets and liabilities, determined in accordance with the accounting policies disclosed in Note 2 to the financial statements.

33. COMPARATIVES

Certain comparatives have been reclassified to conform with current year's presentation.

2. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SINGAPORE GAAP AND HONG KONG GAAP

The audited consolidated financial statements of Clipsal Industries as set out in this Appendix are prepared and presented in accordance with Singapore GAAP, which differ in certain significant aspects from Hong Kong GAAP. No attempt has been made to quantify the differences. However, certain significant differences between Singapore GAAP and Hong Kong GAAP relevant to the audited consolidated financial statements of Clipsal Industries are summarised below. Such summary should not be construed to be exhaustive. The Directors believe that there would be no material differences between Clipsal Industries' consolidated financial statements as prepared under Singapore GAAP and under Hong Kong GAAP.

Investment in Equity Securities

Under Hong Kong GAAP, two alternative accounting methods can be applied to investments in equity securities. The benchmark treatment requires investments in equity securities to be classified as either investment securities or other investments. Investment securities are securities which are intended to be held on a continuous basis. Securities should only be treated as investment securities if they are held for an identified long term purpose and that purpose is documented at the time of acquisition or change of purpose, and the securities held for the documented purpose are clearly identifiable. Investment securities are carried at cost subject to the write down of securities to reflect any diminution in their value which is expected to be other than temporary. Equity securities not classified as investment securities are classified as other investments, and are measured at fair value in the balance sheet. Unrealised holding gains and losses for other investments are included in net profit or loss for the period.

The alternative treatment requires equity securities to be measured at fair value and any gain or loss arising from a change in the fair value of a security to be reported as follows:

(i) a gain or loss on a security held for trading purpose is included in net profit or loss for the period in which it arises;

(ii) a gain or loss on a security that is not held for trading purposes is recognised directly in equity, until the security is sold, collected, or otherwise disposed of, or until the security is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

A security is held for trading purposes if it is acquired principally for the purpose of generating a profit from short term fluctuations in price.

Under Singapore GAAP, investments in equity securities are classified as either long term or short term investments. Investments held on long term basis are stated at cost less provision for any permanent impairment in value while investments held on short term basis are stated at the lower of cost and net realisable value.

In the audited consolidated balance sheet of Clipsal Industries as at 31 December 2002, the investments which were held on a long-term basis were classified as other investments under the non-current assets. Under the benchmark treatment of Hong Kong GAAP as mentioned above, the investments would be classified as investment securities which would be included in the investment in securities under the non-current assets. Except for a difference in the item category for presentation, the accounting treatments for these investments are the same under both Hong Kong GAAP and Singapore GAAP. Therefore, no reconciliation is necessary upon preparation of the pro forma consolidated financial statements.

The Group
Pro forma Consolidated Profit and Loss Account
for the year ended 31 March 2003

The pro forma consolidated profit and loss account is based on the Group's audited consolidated profit and loss account for the year ended 31 March 2003 and Clipsal Industries' audited consolidated profit and loss account for the year ended 31 December 2002 and the pro forma figures are arrived at by reversing Clipsal Industries' results under share of results of associates and consolidating Clipsal Industries' profit and loss account as if it were a 49.3% subsidiary of the Company. Clipsal Industries' audited consolidated financial statements were prepared in accordance with Singapore GAAP. For details of significant differences between Singapore GAAP and Hong Kong GAAP, please refer to section 2 in Appendix II. Clipsal Industries' audited consolidated profit and loss account for the year ended 31 December 2002 was translated into Hong Kong dollars using a conversion rate at 31 March 2003 of S$1 to HK$4.4219.

(HK$'000)	The Group	Clipsal Industries	Reversal of interest in Clipsal Industries as an associated company	Reinstatement of Clipsal Industries as a subsidiary	Pro forma consolidated
Turnover	1,809,127	818,322	–	–	2,627,449
Operating loss	(52,523)	(14,443)	–	–	(66,966)
Share of results of associated companies	203,295	77,866	(28,719)	–	252,442
Profit before taxation	150,772	63,423	(28,719)	–	185,476
Taxation	(50,730)	(23,034)	11,366	–	(62,398)
Profit after taxation	100,042	40,389	(17,353)	–	123,078
Minority interests	(28,562)	(5,226)	–	(17,810)	(51,598)
Profit attributable to shareholders	71,480	35,163	(17,353)	(17,810)	71,480

The Group
Pro forma Consolidated Balance Sheet
as at 31 March 2003

The pro forma consolidated balance sheet is based on the Group's audited consolidated balance sheet as at 31 March 2003 and Clipsal Industries' audited consolidated balance sheet as at 31 December 2002 and the pro forma figures are arrived at by reversing the Company's interest in Clipsal Industries as an associate and eliminating amounts due from Clipsal Industries Group and consolidating Clipsal Industries' audited consolidated balance sheet as if it were a 49.3% subsidiary of the Company. Clipsal Industries' audited consolidated financial statements were prepared in accordance with Singapore GAAP. For details of significant differences between Singapore GAAP and Hong Kong GAAP, please refer to section 2 in Appendix II. Clipsal Industries' audited consolidated balance sheet as at 31 December 2002 was translated into Hong Kong dollars using a conversion rate at 31 March 2003 of S$1 to HK$4.4219.

The Group
Pro forma Consolidated Balance Sheet *(continued)*
as at 31 March 2003

(HK$'000)	The Group	Clipsal Industries	Reversal of interest in Clipsal Industries as an associated company	Reinstatement of Clipsal Industries as a subsidiary	Pro forma consolidated
Non-current assets					
Fixed assets	372,190	277,315	–	–	649,505
Interests in associates	1,735,245	570,383	(552,756)	99,158	1,852,030
Trademarks	60,649	–	–	–	60,649
Investments in securities	177,358	46,856	–	–	224,214
Long term receivables	–	46,702	–	–	46,702
Advance to trade associates	109,000	–	–	–	109,000
Intangible assets	–	93,792	–	–	93,792
Deferred tax assets	–	942	–	–	942
Goodwill	9,146	49,610	–	27,508	86,264
	2,463,588	1,085,600	(552,756)	126,666	3,123,098
Currents assets					
Inventories	282,996	244,528	–	–	527,524
Debtors, bills receivable & prepayment	533,190	719,912	–	(106,752)	1,146,350
Investments in securities	182,351	–	–	–	182,351
Dividends receivable	17,928	–	–	–	17,928
Taxation recoverable	236	13,030	–	–	13,266
Bank balances, deposits & cash	163,529	60,576	–	–	224,105
	1,180,230	1,038,046	–	(106,752)	2,111,524
Current liabilities					
Creditors & accrued charges	(394,060)	(231,666)	–	7,594	(618,132)
Obligation under finance leases	(2,127)	(857)	–	–	(2,984)
Taxation payable	(6,710)	(4,694)	–	–	(11,404)
Bank loans, overdrafts & import loans	(911,205)	(256,877)	–	–	(1,168,082)
	(1,314,102)	(494,094)	–	7,594	(1,800,602)
Net current (liabilities) assets	(133,872)	543,952	–	(99,158)	310,922
Non-current liabilities					
Borrowings	(1,008,688)	(512,813)	–	–	(1,521,501)
Convertible notes	(85,925)	–	–	–	(85,925)
Minority interests	(223,932)	(24,919)	–	(566,572)	(815,423)
Deferred taxation	(666)	–	–	–	(666)
	(1,319,211)	(537,732)	–	(566,572)	(2,423,515)
Net assets	1,010,505	1,091,820	(552,756)	(539,064)	1,010,505
Financed by					
Share capital	265,953	159,637	(76,797)	(82,840)	265,953
Reserves	744,552	932,183	(475,959)	(456,224)	744,552
	1,010,505	1,091,820	(552,756)	(539,064)	1,010,505

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regards to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts the omission of which would make a statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the Directors and Chief Executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held Personal interests	Family interests	Percentage shareholding in the issued share capital of the Company (%)
Victor LO Chung Wing	73,701,811	–	13.62
Andrew NG Sung On	66,199,957	417,000	12.31
Kevin LO Chung Ping	–	3,731,253	0.69
Paul LO Chung Wai	21,986,518	–	4.06
LEUNG Pak Chuen	2,702,581	–	0.50
Richard KU Yuk Hing	1,606,780	–	0.30
Andrew CHUANG Siu Leung	287,500	–	0.05
CHAU Kwok Wai	275,000	–	0.05
Raymond WONG Wai Kan	1,790,081	–	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	0.36
LUI Ming Wah	–	–	–
John LO Siew Kiong	411,081	–	0.08

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.41 with option period from 8 May 2000 to 7 May 2005	HK$1.45 with option period from 30 March 2001 to 29 March 2006	HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	1,250,000	1,250,000	–	1,600,000
Andrew NG Sung On	1,000,000	1,000,000	–	1,600,000
Kevin LO Chung Ping	625,000	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	625,000	650,000	1,000,000
LEUNG Pak Chuen	–	–	–	500,000
Richard KU Yuk Hing	–	625,000	–	500,000
Andrew CHUANG Siu Leung	625,000	625,000	500,000	500,000
CHAU Kwok Wai	–	625,000	500,000	600,000
Raymond WONG Wai Kan	–	625,000	–	1,000,000
Vincent CHEUNG Ting Kau	–	–	300,000	400,000
LUI Ming Wah	–	–	250,000	300,000
John LO Siew Kiong	–	–	250,000	200,000

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries	Number of ordinary shares held in Gold Peak Industries (Taiwan) Ltd	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Ltd	Number of ordinary shares held in Clipsal Industries	Percentage shareholding in the issued share capital of Clipsal Industries	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries
Victor LO Chung Wing	200,000	0.19	–	–	–	–	–	–
Andrew NG Sung On	613,332	0.58	500,000	0.25	100,000	0.08	–	–
Kelvin LO Chung Ping	–	–	–	–	–	–	–	–
Paul LO Chung Wai	80,000	0.08	–	–	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
Richard KU Yuk Hing	200,000	0.19	200,000	0.10	–	–	70,000	0.02
Andrew CHUANG Siu Leung	–	–	–	–	–	–	55,000	0.01
CHAU Kwok Wai	–	–	–	–	152,000	0.12	–	–
Raymond WONG Wai Kan	254,000	0.24	100,000	0.05	219,013	0.18	260,000	0.06
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–	–	–
LUI Ming Wah	–	–	–	–	–	–	–	–
John LO Siew Kiong	–	–	–	–	40,000	0.03	–	–

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	S$3.080 with option period from 6 August 2000 to 5 August 2004	S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	220,000	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	200,000	–	–	170,000	170,000
Raymond WONG Wai Kan	120,000	–	–	120,000	120,000

Name of Director	Number of Clipsal Shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$2.025 with option period from 25 May 2002 to 24 May 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000
John LO Siew Kiong	110,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	US$0.41 with option period from 2 August 2000 to 1 August 2004	S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.62 with option period from 4 April 2003 to 3 April 2011	S$0.55 with option period from 14 August 2003 to 13 August 2012	S$0.88 with option period from 15 September 2004 to 14 September 2013
Victor LO Chung Wing	–	300,000	600,000	384,000	384,000
LEUNG Pak Chuen	–	–	–	–	350,000
Andrew CHUANG Siu Leung	130,000	110,000	200,000	130,000	130,000
Raymond WONG Wai Kan	130,000	110,000	220,000	140,000	140,000

(b) Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Chief Executive of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and

short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

None of the Directors was materially interested in any contact or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

Up to the Latest Practicable Date, none of the Directors had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 March 2003, being the date to which the latest published audited financial statements of the Company were prepared.

As at the Latest Practicable Date, none of the Directors had entered into any service contracts with the Company or any member of the Group (excluding contracts expiring or not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following person (not being a Director or Chief Executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Number of Shares held *(shares)*	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	54,579,000	10.09

Saved as disclosed above, the Directors and the Chief Executive of the Company are not aware of any person (other than a Director or Chief Executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company.

4. MATERIAL CONTRACTS

For a period of two years preceding the Latest Practicable Date, the companies within the Group have not entered into any material contracts (not being contracts entered into in the ordinary course of business).

5. SERVICE CONTRACTS

As at the Latest Practicable Date, no service contracts (excluding contracts expiring or determinable by the Company within one year without payment of compensation, other than statutory compensation) have been or are proposed to be entered into between the Company and any of its Directors.

6. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

7. INDEBTEDNESS

At the close of business on 30 September 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had outstanding borrowings of approximately HK$2,198 million, of which approximately HK$28 million were secured. The borrowings comprised secured bank loans of approximately HK$22 million, obligations under finance leases and hire purchase contracts of approximately HK$6 million, obligations under a convertible loan of approximately HK$87 million and unsecured bank borrowings of approximately HK$2,083 million.

As at 30 September 2003, the Group had contingent liabilities in respect of export bills and invoices discounted with recourse and guarantees given to banks in respect of banking facilities extended to associated companies in aggregate of approximately HK$48 million.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange at the close of business on 30 September 2003.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, none of the companies in the Group had any material outstanding loan capital, bank overdrafts, loans or other similar indebtedness, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on 30 September 2003.

The Directors confirm that there are no material changes in the indebtedness or contingent liabilities of the Group since 30 September 2003.

8. WORKING CAPITAL

The Directors are of the opinion that the Group has sufficient working capital for its present requirements.

9. FINANCIAL POSITION

The Directors are not aware of any material changes in the financial or trading position of the Group since 31 March 2003, being the date of the latest audited financial statements of the Company.

10. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a member of the Hong Kong Society of Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The English text of this circular and the form of proxy shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Vincent T. K. Cheung, Yap & Co., 15th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during business hours up to and including 31 December 2003 and at the EGM:

(i) the audited consolidated accounts of the Group for the two years ended 31 March 2003; and

(ii) the Memorandum and Articles of Association of the Company.


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Gold Peak Industries (Holdings) Limited (the "Company") will be held at Bowen Room, 7th Floor, Conrad Hong Kong, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 31 December 2003 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "THAT:

   (a) the Consolidation Transactions (as defined in the circular dated 15 December 2003 issued by the Company to its shareholders (the "Circular"), a copy of which has been produced to this meeting and marked "A" and signed by the Chairman of this meeting for the purpose of identification) be and are hereby approved and that without prejudice to the generality of the foregoing:

      (i) the Company, in its capacity as the holding company of GP Industries (as defined in the Circular), shall pass or procure there be passed such shareholder's and/or board resolutions of GP Industries to give effect to and to implement the Consolidation Transactions; and

      (ii) the directors of the Company be and are hereby authorised generally to execute and do all such documents and things as they may consider necessary or expedient to give effect to and to implement the Consolidation Transactions; and

   (b) the authority set out in this Resolution shall be valid during the period from the date of passing of this Resolution until the earlier of the date which is the first anniversary after the date of passing of this Resolution or the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution passed by the shareholders of the Company in general meeting."

2. "THAT, subject to the passing of Resolution No.1 as set out in the notice of extraordinary general meeting of which this Resolution forms part:

   (a) the De-consolidation Transactions (as defined in the Circular) be and are hereby approved and that without prejudice to the generality of the foregoing:

      (i) the Company, in its capacity as the holding company of GP Industries, shall pass or procure there be passed such

shareholder's and/or board resolutions of GP Industries to give effect to and to implement the De-consolidation Transactions; and

(ii) the directors of the Company be and are hereby authorised generally to execute and do all such documents and things as they may consider necessary or expedient to give effect to and to implement the De-consolidation Transactions; and

(b) the authority set out in this Resolution shall be valid during the period from the date of passing of this Resolution until the earlier of the date which is the first anniversary after the date of passing of this Resolution or the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution passed by the shareholders of the Company in general meeting."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 15 December 2003

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Extraordinary General Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

(3) The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power or attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the Extraordinary General Meeting or at any adjourned meeting should they so wish.

此乃要件　請即處理

閣下對本文件各方面或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下之所有金山工業（集團）有限公司股份，　閣下應立即將本文件及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）


GOLD
PEAK

可能發生之主要交易或
非常重大收購事項

金山工業（集團）有限公司之財務顧問



百德能
證券

金山工業（集團）有限公司謹訂於二零零三年十二月三十一日（星期三）上午十一時正在香港金鐘道88號太古廣場港麗酒店7樓寶宏廳舉行股東特別大會，召開大會之通告載於第106及第107頁。無論　閣下能否出席大會，均請按照隨付之代表委任表格上所列之指示將表格填妥及盡快交回，而無論如何須於大會指定舉行時間四十八小時前送達。倘　閣下欲出席大會，填妥及交回代表委任表格後並不妨礙　閣下親身出席股東大會或任何續會及投票。

二零零三年十二月十五日

目　錄

在本文件內，除非文義另有所指，下列詞語具有以下涵義：—

「該公佈」	指	本公司於二零零三年八月二十五日就奇勝交易發表之公佈
「奇勝工業」	指	奇勝工業（集團）有限公司，一間於新加坡註冊成立之公眾有限公司，其股份於新加坡交易所主板上市，並為GP工業擁有約49.3%之聯營公司
「奇勝工業集團」	指	奇勝工業及其附屬公司及聯營公司
「奇勝股份」	指	奇勝工業股本中每股面值0.30坡元之普通股
「奇勝交易」	指	奇勝工業與施耐德電氣公司訂立之交易，詳情載於本通函內主席兼總裁函件之「奇勝交易」一節中
「本公司」或「金山工業」	指	金山工業（集團）有限公司，一間於香港註冊成立之公眾有限公司，其股份於聯交所主板上市
「綜合賬目交易」	指	GP工業集團任何成員可能進行之任何一項或連串交易（包括GP工業或其任何附屬公司收購奇勝股份、奇勝工業購回任何奇勝股份或奇勝工業發行任何代息股份），而將令GP工業於奇勝工業之持股增至50%以上，並導致奇勝工業之財務業績及資產與負債需與GP工業及本公司財務報表作綜合賬目

「非綜合賬目交易」	指	(倘GP工業於奇勝工業之持股超過50%) GP工業集團任何成員可能進行之任何一項或連串交易(包括GP工業或其任何附屬公司出售奇勝股份、或奇勝工業根據認股權計劃下授出之認股權獲行使或根據正常公司業務發行奇勝股份),而將令GP工業於奇勝工業之持股降至50%或以下,並導致奇勝工業之財務業績及資產與負債與GP工業及本公司財務報表不被綜合
「董事」	指	本公司董事
「股東特別大會」	指	本公司於二零零三年十二月三十一日(星期三)上午十一時正在香港金鐘道88號太古廣場港麗酒店7樓寶宏廳舉行之股東特別大會及其任何續會,大會通告載於本文件第106及第107頁
「匯率」	指	新加坡元兑港元之匯率
「公認會計準則」	指	普遍採納之會計準則、標準、慣例及政策
「金山電池」	指	金山電池國際有限公司,一家於新加坡註冊成立之公眾有限公司,其股份於新加坡交易所主板上市,並為GP 工業持有49.4%權益之聯營公司
「GP工業」	指	GP工業有限公司,一家於新加坡註冊成立之公眾有限公司,其股份於新加坡交易所主板上市,而本公司持有其85.3%之權益
「GP工業集團」	指	GP工業及其附屬公司及聯營公司
「本集團」	指	本公司及其附屬公司與聯營公司
「香港」	指	中華人民共和國香港特別行政區

「最後實際可行日期」	指	二零零三年十二月十二日，即本通函刊印前確定本文件內若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「非典型肺炎」	指	嚴重上呼吸道症狀
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「新加坡交易所」	指	新加坡交易所股票交易公司
「股份」	指	本公司股本中每股面值0.50港元之普通股
「股東」	指	本公司之股東
「新加坡」	指	新加坡共和國
「聯交所」	指	香港聯合交易所有限公司
「有關交易」	指	綜合賬目交易及非綜合賬目交易
「港元」	指	港元
「坡元」	指	新加坡元
「美元」	指	美元
「%」	指	百分比



金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)

董事局

執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球*
呂明華*
羅肇強

* 獨立非執行董事

註冊辦事處:

香港新界葵涌
葵榮路30號
金山工業中心
八樓

敬啟者:

可能發生之主要交易或
非常重大收購事項

緒言

下圖載列本集團之現行架構。


金山工業
(香港上市)
85.3%
100%
GP工業
(新加坡上市)
科技及策略部
100%
49.4%
49.3%
電子及零部件業務
金山電池
(新加坡上市)
奇勝工業
(新加坡上市)

誠如　閣下所見，本公司於新加坡上市之附屬公司GP工業目前持有奇勝工業約49.3%股權。截至最後實際可行日期，奇勝工業為一間控股公司而其附屬公司及聯營公司主要從事發展、產製及經銷電器配線附件、電子控制器及相關產品。奇勝工業自一九九二年九月起在新加坡交易所主板上市。

GP工業集團未來有可能進行綜合賬目交易。綜合賬目交易包括：GP工業或其任何附屬公司進一步在市場上購入奇勝股份；奇勝工業發行代息股份或在市場上購回本身股份。倘因上述事項令GP工業於奇勝工業之持股佔已發行奇勝股份總數增加約0.7%或以上，GP工業屆時將持有奇勝工業50%以上，並可能導致日後奇勝工業之財務業績及資產與負債需綜合計算入GP工業之財務報表。由於GP工業為本公司之附屬公司，故奇勝工業亦將成為本公司之間接附屬公司及奇勝工業之財務業績及資產與負債亦將與本公司財務報表作綜合賬目。

倘GP工業於奇勝工業之持股權益其後增至50%以上，並在有利GP工業集團或市況合適之情況下，GP工業集團有可能進行非綜合賬目交易。非綜合賬目交易包括：GP工業或其任何附屬公司出售奇勝股份或奇勝工業根據認股權計劃下授出之認股權獲行使或根據正常公司業務發行更多奇勝股份。在此情況下，GP工業於奇勝工業之持股可能下降至50%或以下，而奇勝工業之財務業績及資產與負債將不再綜合計算入GP工業及本公司之財務報表。

倘進行有關交易及當進行時，該等購入、發行、購回及／或出售奇勝股份之時間性及／或價格將取決於相關時間及日期之市況。

根據奇勝工業最近期公佈之經審核財務報表以及截至最後實際可行日期之匯率1坡元兑4.5332港元，奇勝工業綜合有形資產淨值相當於本公司綜合有形資產淨值約103.4%。根據上市規則並以有關交易在今天發生為基準，綜合賬目交易將被視作本公司之非常重大收購事項及非綜合賬目交易將被視作本公司之主要交易。

然而，綜合賬目交易將被視作本公司之主要交易，倘若根據於可能發生日當時適用之匯率計算，奇勝工業綜合有形資產淨值相當於本公司綜合有形資產淨值100%以下惟超過或等同50%。

謹請注意，根據上市規則對有關交易之性質，將取決於（其中包括）倘進行有關交易及當進行時，奇勝工業之綜合有形資產淨值及有關交易日期當時適用之匯率。

因此，有關交易需取得股東在股東特別大會上預先批准。

本通函之目的在於徵求　閣下批准本公司於一年內可能發生之有關交易。

倘若進行有關交易及當進行時，本公司將會作出進一步的公佈。

本公司將於其年報中列明倘因綜合交易發生而導致奇勝工業須因應香港公認會計準則而調整其按新加坡會計準則編製之財務報表而作出之任何重大調整。

申請確認本公司將不會被視作一名新上市申請人

根據上市規則，倘若綜合賬目交易被視作非常重大收購事項，聯交所可能將本公司作為一名新上市申請人對待。基於有關交易之性質及情況，並以本公司就其達成上市規則第14.07(3)段所載之各項條件作出之確認為基準，本公司已向聯交所申請而聯交所已給予一項確認，本公司將不會根據上市規則第14.07(3)段被視作一名新上市申請人。惟該項確認須在申請確認時間至有關交易產生（倘進行及當進行時）發生之時期間並無出現任何重大變化之條件下，方可作實。

由於有關交易由GP工業集團進行且取決於市場情況，故本公司並無就有關交易會否進行及進行之時間而訂定任何具體計劃。

徵求股東批准有關交易之原因

根據新加坡之有關規定，在無須尋求股東批准下，GP工業獲准增加其奇勝工業持股量至50%以上，致使奇勝工業之財務業績及資產與負債綜合計算入GP工業之財務報表，或可其後降低其於奇勝工業之持股量至50%或以下。

尋求股東批准有關交易之原因為使本公司之地位合法化。在此等情況下，倘有關交易發生，向股東尋求批准此項股份購買、發行、購回及╱或出售實屬不可行或過份繁複。因為有關交易一般乃在市場上進行及並不能以股東批准作為附帶條件。

倘奇勝工業成為GP工業之附屬公司，董事並不預期奇勝工業之管理及運作上有任何變動。

董事相信，容許GP工業及奇勝工業因應當時情況及機會替彼等之股東之利益酌情行事，誠屬恰當。

因此，為了達致此靈活性，有關交易須經股東事先批准。

本公司之業務

本公司，透過其附屬公司主要從事電子產品（包括汽車電子產品、專業電子產品、零件及配件、配線及電纜以及揚聲器）之開發、製造及銷售。本公司，透過其聯營公司從事電池、電池相關產品及電器裝置產品之製造及分銷，亦發展及分銷發光二極管顯示屏。

奇勝工業之資料

奇勝工業於一九九一年十二月在新加坡註冊成立，而其附屬公司及聯營公司主要從事電器裝置產品之開發、製造及銷售。奇勝工業自一九九二年九月起，在新加坡交易所主板上市，現為商業時報新加坡地區指數成份股之一。

奇勝工業直接僱用員工約2,600人，佔地80,000平方米，奇勝工業主要生產設施及市場部門辦公室位於多個亞洲地區國家，例如新加坡、馬來西亞、香港、中國、台灣、菲律賓、印尼、泰國、越南、斯里蘭卡、澳洲及新西蘭。

今日，奇勝工業為亞洲當中主要電器配線附件之供應商，而大部份產品以「奇勝牌」推廣。其廣泛產品包括從個人電器開關掣到整體物業燈光管理系統。

截至二零零一年及二零零二年十二月三十一日止財政年度，奇勝工業申報之營業額分別約為197,300,000坡元（約834,300,000港元）及約186,000,000坡元（約836,500,000港元），而股東應佔溢利分別約為11,700,000坡元（約49,500,000港元）及約8,000,000坡元（約35,900,000港元）。於二零零二年十二月三十一日，奇勝工業有股東資金約247,000,000坡元（約1,110,800,000港元）。

奇勝交易

於二零零三年八月二十五日，GP工業及奇勝工業於新加坡發表有關奇勝工業與施耐德電氣公司訂立之奇勝交易。

本公司並無參與奇勝交易。然而,遵照上市規則本公司已於同日發表公佈以向股東提供資料。

總括來説,奇勝交易包括與施耐德電氣公司訂立的兩個互相關連及有條件之交易。它們為:

(i) 奇勝工業與施耐德電氣公司在亞洲組成一項各佔50%股權之合營項目,以發展、製造及銷售電器電線配件及裝置系統;及

(ii) 以現金代價出售奇勝工業於Gerald Industries (No 3) Pty Ltd.旗下電器配件及裝置系統業務之全部52.4%權益予施耐德電氣公司。

截至最後實際可行日期,由於交易之先決條件仍未完全達成或獲豁免,故奇勝交易目前尚未完成。由於若干先決條件涉及有關政府或監管部門及/或第三方就奇勝交易發出批准及/或同意,因此,董事目前並不知悉該等先決條件將達成及奇勝交易將完成之時間。倘若奇勝交易於有關交易進行前完成,在奇勝交易已告完成之假設下,及按照奇勝工業之備考綜合有形資產淨值約306,100,000坡元(約1,387,600,000港元)以及截至最後實際可行日期之匯率1坡元兑4.5332港元計算,有關資產淨值將相當於本公司之綜合有形資產淨值約147.5%。基於此並以本公司就其達成上市規則第14.07(3)段所載之各項條件作出之確認為基準,聯交所已確認,本公司將不會根據上市規則第14.07(3)段被視作一名新上市申請人。

綜合賬目之影響

在奇勝工業成為GP工業之附屬公司的情況下,本公司將把奇勝工業之財務業績及資產與負債綜合計算入本集團之財務報表。載列於附錄三之本集團備考綜合財務報表乃按假設奇勝工業為一間49.3%附屬公司時綜合本公司於奇勝工業所持權益之基準編製,並非如剛完結之財政年度之經審核財務報表中作為聯營公司之會計處理方法。

正如附錄三備考財務報表所示,綜合奇勝工業賬目對本集團之純利概無影響。董事相信綜合奇勝工業賬目對本集團之資產淨值並無重大影響。

展望

本集團的大部份出口市場繼續表現良好。縱使全球營商環境仍然競爭激烈,本集團對目前財政年度的前景保持樂觀。

因高科技電子產品的市場需求依然殷切，本集團預料電子及電池業務將繼續有增長。至於奇勝工業及兆光科技有限公司在亞洲的業務隨著非典型肺炎受到控制及伊拉克戰事迅速完結後已逐步回復至正常水平，但預料市場競爭依然非常激烈。奇勝工業憑藉其市場領導地位，加上與施耐德電氣公司成立合資公司，並推出新產品如先進的ULTI系列及E3000電器配件系列，其長遠的業務發展保持樂觀。兆光科技有限公司將繼續精簡其營運架構來提高競爭力。

本集團將繼續投放資源在研發產品、科技、市場推廣及加強品牌等方面，希望能鞏固在相關工業範疇的市場地位。本集團將同時檢討集團架構，以進一步加強財政狀況。

自奇勝工業與施耐德電氣公司就奇勝交易簽署合作協議成立合資公司，協議牽涉的各方一直盡力達成既定的條款及完成有關奇勝交易的各項細節。

股東特別大會

謹定於二零零三年十二月三十一日（星期三）上午十一時正於香港金鐘道88號太古廣場港麗酒店7樓寶宏廳就考慮及酌情批准建議之決議案所召開之股東特別大會通告載於本文件第106及第107頁。

隨函附奉股東特別大會適用之一份代表委任表格。無論　閣下是否親身出席股東特別大會，謹請按照隨附之代表委任表格上印備之指示填妥該表格及盡快交回本公司之註冊辦事處，而無論如何須於大會指定舉行時間48小時前送達。倘　閣下欲出席大會，填妥及交回隨附之代表委任表格並不妨礙　閣下親身出席股東特別大會或其任何續會及投票。

推薦建議

董事相信此有關交易乃合符本公司及其股東之整體利益。故此，董事推薦股東投票贊成於股東特別大會上提呈之有關決議案以批准有關交易。董事及彼等之聯繫人士（於截至最後實際可行日期實益持有總數達175,057,111股股份，即本公司已發行股本約32.4%）已表示彼等欲就該等股份投票贊成股東特別大會上提呈之決議案。

此致

列位股東台照

主席兼總裁
羅仲榮
謹啟

二零零三年十二月十五日

經審核財務資料

下列所載之撮要為本集團截至二零零三年三月三十一日止過去三個年度之經審核綜合損益表及本集團於二零零二年及二零零三年三月三十一日止之經審核綜合資產負債表及其他有關摘錄自金山工業截至二零零三年三月三十一日止年度年報之財務資料及賬目附註。

綜合損益表

截至三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元
營業額	4	1,809,127	1,601,627	1,752,777
銷售成本		(1,421,459)	(1,261,424)	(1,412,556)
毛利		387,668	340,203	340,221
其他營業收入		57,830	73,313	84,513
分銷成本		(166,357)	(118,479)	(92,500)
行政支出		(194,944)	(213,241)	(202,954)
投資淨虧損	5	(25,482)	(23,440)	(17,524)
其他營業支出	6	(12,922)	(393)	(1,141)
營業溢利	7	45,793	57,963	110,615
財務成本	9	(88,425)	(108,856)	(145,989)
所佔聯營公司業績		203,295	147,582	176,329
攤銷購入聯營公司引發之溢價		(7,138)	(6,677)	(10,603)
變現購入聯營公司引發之折讓		1,281	1,015	418
應當出售部份聯營公司權益之（虧損）收益		(70)	784	(291)
出售聯營公司權益之收益		1,006	195	–
出售附屬公司權益之虧損		(18)	(1,561)	–
應當出售一間附屬公司之虧損		(4,008)	–	–
應當出售一間附屬公司部份權益之虧損		(944)	(77)	(372)
除稅前溢利		150,772	90,368	130,107
稅項	10	(50,730)	(35,379)	(36,577)
未計少數股東權益前溢利		100,042	54,989	93,530
少數股東權益		(28,562)	(17,623)	(28,889)
全年純利		71,480	37,366	64,641
分配及其他變動：				
股息	11	(34,574)	(21,277)	(37,527)
轉入不可分派儲備				
－資本儲備		–	(1,403)	(612)
－法定盈餘		(422)	(231)	(639)
		(34,996)	(22,911)	(38,778)
每股盈利	12			
基本		13.44仙	7.03仙	12.64仙
攤薄		12.48仙	6.98仙	11.90仙

綜合資產負債表
於三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
投資物業	13	112,295	89,700
物業、廠房及設備	14	259,895	300,712
所佔聯營公司權益	16	1,735,245	1,563,734
商標	17	60,649	64,832
證券投資	18	177,358	191,825
給貿易夥伴之借款	19	109,000	117,000
遞延支出	20	—	24,448
商譽	21	9,146	10,129
		2,463,588	2,362,380
流動資產			
存貨	22	282,996	342,023
應收賬項、應收票據及預付款項	23	533,190	600,427
證券投資	18	182,351	183,389
應收股息		17,928	9,388
可收回稅項		236	218
銀行結存、存款及現金		163,529	365,542
		1,180,230	1,500,987
流動負債			
應付賬項及費用	24	394,060	345,596
財務租賃責任	25	2,127	3,033
稅項		6,710	3,989
銀行貸款、透支及商業信貸	26	911,205	626,573
		1,314,102	979,191
流動資產（負債）淨值		(133,872)	521,796
總資產減去流動負債		2,329,716	2,884,176
少數股東權益		223,932	226,723
非流動負債			
借款	27	1,008,688	1,618,911
可換股票據	28	85,925	83,423
遞延稅項	29	666	4,675
		1,095,279	1,707,009
資產淨值		1,010,505	950,444
資本及儲備			
股本	30	265,953	265,953
儲備	32	744,552	684,491
股東資金		1,010,505	950,444

資產負債表
於三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、廠房及設備	*14*	34,071	30,752
所佔附屬公司權益	*15*	1,858,060	1,879,060
		1,892,131	1,909,812
流動資產			
應收賬項及預付款項		151,781	176,136
銀行結存、存款及現金		9,049	257,434
		160,830	433,570
流動負債			
應付賬項及費用		13,338	8,552
財務租賃責任	*25*	1,083	2,066
稅項		700	–
銀行貸款	*26*	665,339	365,131
		680,460	375,749
流動資產(負債)淨值		(519,630)	57,821
總資產減去流動負債		1,372,501	1,967,633
非流動負債			
借款	*27*	241,067	849,301
可換股票據	*28*	85,925	83,423
欠附屬公司款項		14,361	7,091
		341,353	939,815
資產淨值		1,031,148	1,027,818
資本及儲備			
股本	*30*	265,953	265,953
儲備	*32*	765,195	761,865
股東資金		1,031,148	1,027,818

綜合權益變動表

截至三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
年初數	950,444	968,997
所佔聯營公司儲備	5,019	(11,469)
換算海外業務所引發之外滙差額	(4,692)	2,255
尚未於損益賬確認之淨收益(虧損)	327	(9,214)
	950,771	959,783
全年純利	71,480	37,366
應當出售一間附屬公司而變現之商譽儲備	10,956	–
出售附屬公司而變現之儲備	1,208	192
所佔聯營公司之資本儲備	26	(12,750)
已派發股息	(23,936)	(34,564)
因行使認股權而發行新股(扣除開支)	–	417
年末數	1,010,505	950,444

綜合現金流量表
截至三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元 （重新編列）
經營業務之現金流入		
除税前溢利	150,772	90,368
調整：		
所佔聯營公司業績	(203,295)	(147,582)
電子商貿合資公司投資之撇賬	14,500	—
遞延支出攤銷	11,319	9,399
商標攤銷	4,183	4,183
攤銷購入聯營公司所引發之溢價	7,138	6,677
變現購入聯營公司所引發之折讓	(1,281)	(1,015)
攤銷購入附屬公司／業務所引發之商譽	983	33
物業、廠房及設備之折舊及攤銷	46,126	47,587
出售物業、廠房及設備之虧損（收益）	8,858	(272)
應當出售聯營公司部份權益之虧損（收益）	70	(784)
出售聯營公司之收益	(1,006)	(195)
出售附屬公司之虧損	18	1,561
應當出售一間附屬公司之虧損	4,008	—
應當出售一間附屬公司部份權益之虧損	944	77
於損益賬（計入）支銷之投資物業估值（盈餘）虧損	(7,013)	360
利息收入	(16,623)	(23,573)
銀行及其他借款利息	85,754	106,103
可換股票據利息	2,502	2,430
財務租賃責任利息	169	323
證券投資之股息收入	(4,367)	(5,259)
出售其他投資已變現之淨虧損	—	10,924
持有其他投資尚未變現之淨虧損	15,349	17,775
外幣兑換率變動對公司之間結存之影響	(13,574)	1,165
計算營運資金變動前之營業現金流量	105,534	120,285
存貨之（增加）減少	(51,215)	484
應收賬項、應收票據及預付款項之增加	(48,471)	(70,601)
應付賬項及費用之增加（減少）	95,760	(12,308)
經營業務所產生之淨現金	101,608	37,860
已付香港利得税	(5,902)	(6,104)
已收香港利得税退款	13	—
已付香港以外其他地區税項	(6,800)	(5,133)
已收香港以外其他地區税項退款	286	187
經營業務產生之現金淨額	89,205	26,810

	附註	二零零三年 千港元	二零零二年 千港元 (重新編列)
投資業務現金流量			
購入物業、廠房及設備		(54,076)	(39,609)
給聯營公司之借款		(27,544)	(7,205)
聯營公司之權益		(13,199)	(46,571)
應當出售一間附屬公司(已扣除其現金及等值現金)	*34*	(12,303)	–
遞延支出		(8,967)	(15,424)
購入證券投資		(624)	(12,959)
已收聯營公司之股息		59,099	65,312
已收利息		17,011	24,114
出售物業、廠房及設備之款項		11,826	4,207
聯營公司償還之欠款		8,100	5,904
貿易伙伴償還之欠款		8,000	–
已收證券投資之股息		4,367	5,259
應當出售一間附屬公司部份權益之款項		1,971	636
購入一項業務／附屬公司(已扣除既得之現金及等值現金及費用支出)	*35*	–	(38,191)
購入一間附屬公司額外權益所付代價		–	(14,988)
出售證券投資之款項		–	96,738
出售聯營公司之款項		–	7,031
出售附屬公司(已扣除其現金及等值現金)	*36*	–	4,062
投資業務(使用)產生之現金淨額		(6,339)	38,316

	附註	二零零三年 千港元	二零零二年 千港元 (重新編列)
融資現金流量			
定息票據		208,200	211,700
新銀行貸款		110,100	814,199
短期銀行貸款現金流入(外流)淨額		78,486	(138,272)
商業信貸現金流入(外流)淨額		60,972	(8,151)
附屬公司少數股東所提供股本		23,190	1,699
償還銀行貸款		(643,270)	(508,321)
已付銀行及其他借款之利息		(86,851)	(107,365)
已付股息		(23,936)	(34,564)
已付附屬公司少數股東之股息		(7,068)	(6,881)
償還財務租賃之本金		(3,376)	(3,434)
已付財務租賃責任之利息		(171)	(319)
發行股份所得之款項(已扣除零港元之開支)(二零零二年:10,000港元)		—	417
融資所(使用)產生之現金淨額		(283,724)	220,708
現金及等值現金(減少)增加淨額		(200,858)	285,834
年初之現金及等值現金		355,500	69,481
外幣兑換率變動之影響		1,526	185
年末之現金及等值現金	*38*	156,168	355,500
現金及現金淨額之分析			
如前所載之現金及等值現金			239,158
短期銀行貸款重新編列之影響			116,342
重新編列之現金及現金等值			355,500

賬目附註

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於賬目之附註43及44。

2. 採用新增及經修訂的會計準則

是年度內，本集團首次採用多個由香港會計師公會訂立之新增及經修訂的會計準則。除綜合現金流量表之格式改變及新增之綜合權益變動表外，採用此等新增或經修訂之會計準則及披露對本集團本期及前期業績並無重大影響。去年度之比較數值及披露已被重整，以確保其表達之一致性。

外幣

會計準則第11號（經修訂）「外幣換算」取消本集團以往可按有關期間之期末結算匯率換算海外附屬公司損益表之選擇。海外附屬公司現時須按平均匯率換算其損益表。此項會計政策變動並未對本會計期間或上會計期間之業績構成任何重大影響。

現金流量表

根據會計準則第15號（經修訂）「現金流量表」，現金流量劃分為三類，即經營、投資及融資，而非以往之五類。除非可獨立確認其屬於投資或融資活動，稅項所產生之現金流量撥歸經營業務。此外，以現金及等值現金項目形式呈報之金額已作出修訂，剔除屬於融資性質之短期銀行貸款。重新界定現金及等值現金項目將導致重列綜合現金流量表所示之比較金額。

僱員福利

會計準則第34號「僱員福利」就僱員福利（包括退休福利計劃）制訂衡量規則。由於本集團只參加界定供款退休福利計劃，故採納會計準則第34號並未對財務報表構成任何重大影響。

3. 主要會計政策

財務報表乃根據為重估物業及證券投資而修改之歷史成本法而編製。

賬目乃根據香港一般接受之會計原則編製，其主要會計政策如下：

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

本集團內公司之間的所有重大交易及結餘已於編製綜合帳目時已被剔除。

商譽

商譽為收購作價較本集團所佔附屬公司、業務或聯營公司可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購產生之商譽，可繼續保留於儲備中，當出售有關附屬公司、聯營公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購聯營公司而產生之商譽將包括在聯營公司之賬面值內。

當出售附屬公司、聯營公司或業務時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、業務或聯營公司所產生之負商譽乃指本集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計準則第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司所產生之負商譽會包括在聯營公司之賬面值內。

營業額

營業額乃是年度向外界客戶銷售貨品及提供服務之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入已確定股東有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入本公司的資產負債表。

聯營公司

聯營公司乃本集團可對其行使重大影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價及減去引發之折讓之未攤銷部份或列作收入部份另扣減攤銷及可辨認之減值損失列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予本集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關時期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業為已完成之物業並用作投資之用，其租金收入以市場公平磋商而訂定。

投資物業以年結時的公開市場價值據獨立專業估價入賬。投資物業之估價盈餘或虧損將於投資物業估價儲備中撥入（撥出）。當估價儲備不足以扣除虧損時，估價多出之虧損將於損益賬上支銷。而當過去之估價虧損已在損益賬中支銷，其後之估價盈餘當可於損益賬中入賬，惟其價值不能高於已支銷於損益表之數目。

當投資物業出售後，投資物業儲備之剩餘將轉往損益賬中入賬。

投資物業將不需折舊（其租賃期為二十年或以下者除外）。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（除發展中物業外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於本集團採用會計準則第17號（經修訂）「物業、廠房及設備」「（會計準

則第17號(經修訂)」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期(取較短者)
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期(取較短者)

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出

(a)　專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b) 產品發展支出

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或有疑問，其相應之支出將於損益賬中即時支銷。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項根據本年度業績計算，並經就毋須課稅或不可剔除之項目作出調整。若干在財務報表中確認之收支項目就稅務目的在不同之會計期間確認。因此所產生之時差之稅務影響採用負債法就可見將來可能出現之負債或資產以遞延稅項之形式在財務報表中確認。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時,海外業務之業績乃以全年平均之匯率換算。海外業務之資產及負債乃以資產負債表結算日換算。任何在合併時引起之換算差額均撥入換算儲備。

退休保障

介定供款退休計劃之供款會於發生時計入為工資成本。

4. 業務及地域性分類

從管理層來説,本集團現時由四個主要營運部門構成,它們成為本集團滙報的基礎分類資料,其主要業務詳見如下:

主要營運部門及其業務範圍:

科技及策略 — 從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資

電子 — 發展、製造和分銷電子產品,(包括汽車電子、專業電子產品、零部件、汽車配線、電纜及揚聲器)

電池 — 發展、製造和分銷電池及相關產品

電器 — 發展、製造和分銷裝置電器配線產品

本集團分類資料之分析如下：

(a) **以業務分類**

二零零三年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	394,472	1,414,655	–	–	–	1,809,127
內部對銷	44	651	–	–	(695)	–
	394,516	1,415,306	–	–	(695)	1,809,127
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	31,246	18,473	–	–	–	49,719
不能分類之企業費用						(27,817)
其他企業收入						23,891
營業溢利						45,793
財務成本						
業務	(7,536)	(38,586)	–	–	–	(46,122)
企業						(42,303)
所佔聯營公司業績	(3,908)	97,259	81,225	28,719	–	203,295
攤銷購入聯營公司權益引發之溢價						(7,138)
變現購入聯營公司權益引發之折讓						1,281
應當出售部份聯營公司權益之收益						(70)
出售聯營公司權益之收益						1,006
出售附屬公司權益之虧損						(18)
應當出售一間附屬公司權益之虧損						(4,008)
應當出售一間附屬公司部份權益之虧損						(944)
除税前溢利						150,772
税項						(50,730)
未計少數股東權益前溢利						100,042
少數股東權益						(28,562)
全年純利						71,480
資產						
業務資產	366,476	1,308,746	–	–	(27,228)	1,647,994
所佔聯營公司權益	61,990	475,450	645,049	552,756	–	1,735,245
不能分類企業資產						260,579
總資產						3,643,818
負債						
業務負債	483,069	397,564	–	–	(500,709)	379,924
貸款						
業務	15,652	998,879	–	–	–	1,014,531
企業						907,489
可換股票據						85,925
不能分類企業負債						21,512
總負債						2,409,381

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
其他資料						
資本性支出						
業務	25,480	31,033	–	–	–	56,513
企業						9,332
折舊及攤銷						
業務	23,854	33,284	–	–	–	57,138
企業						5,473
因購入聯營公司而增加之商譽						36
二零零二年						
營業額						
對外銷售	338,676	1,262,951	–	–	–	1,601,627
內部對銷	163	584	–	–	(747)	–
	338,839	1,263,535	–	–	(747)	1,601,627
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	46,653	(6,207)	–	–	–	40,446
不能分類之企業費用						(19,172)
其他企業收入						36,689
營業溢利						57,963
財務成本						
業務	(9,182)	(47,518)	–	–	–	(56,700)
企業						(52,156)
所佔聯營公司業績	(8,518)	80,780	38,732	36,588	–	147,582
攤銷購入聯營公司權益引發之溢價						(6,677)
變現購入聯營公司權益引發之折讓						1,015
應當出售部份聯營公司權益之收益						784
出售聯營公司權益之收益						195
出售附屬公司權益之虧損						(1,561)
應當出售一間附屬公司部份權益之虧損						(77)
除稅前溢利						90,368
稅項						(35,379)
未計少數股東權益前溢利						54,989
少數股東權益						(17,623)
全年純利						37,366
資產						
業務資產	594,796	1,198,938	–	–	(16,070)	1,777,664
所佔聯營公司權益	26,578	410,806	582,752	543,598	–	1,563,734
不能分類企業資產						521,969
總資產						3,863,367

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	561,874	304,478	–	–	(530,209)	336,143
貸款						
業務	109,934	922,081	–	–	–	1,032,015
企業						1,216,502
可換股票據						83,423
不能分類企業負債						18,117
總負債						2,686,200
其他資料						
資本性支出						
業務	19,378	39,132	–	–	–	58,510
企業						1,972
折舊及攤銷						
業務	20,134	35,381	–	–	–	55,515
企業						5,687
因購入聯營公司權益而增加之商譽						19,934
因購入附屬公司／業務而增加之商譽						10,162

(b) **地域分類**

本集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。本集團同時於美國維持市場推廣活動。

以下列表提供本集團按市場地域而非貨品來源之銷售分析。

	營業額		除稅前溢利	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
中華人民共和國				
一香港	159,709	133,044	15,004	4,904
一內地	99,564	105,424	38,577	24,411
其他亞洲國家	574,649	574,462	17,688	16,706
歐洲	426,344	423,790	20,712	2,724
北美及南美洲	447,773	328,264	32,965	13,003
澳洲及新西蘭	91,542	32,077	22,287	28,809
其他	9,546	4,566	3,539	(189)
	1,809,127	1,601,627	150,772	90,368

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

	分類資產之賬面值		物業、廠房及設備及無形資產之增加	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
中華人民共和國				
一香港	1,111,051	1,502,366	21,737	34,364
一內地	1,115,508	972,699	37,929	16,170
其他亞洲國家	776,391	765,990	468	1,629
歐洲	338,818	275,694	5,711	8,319
北美及南美洲	162,893	193,639	–	–
澳洲及新西蘭	137,252	151,964	–	–
其他	1,905	1,015	–	–
	3,643,818	3,863,367	65,845	60,482

5. 投資淨虧損

	二零零三年	二零零二年
	千港元	千港元
投資淨虧損包括：		
持有其他投資未變現之淨虧損	15,349	17,775
電子商貿合貿公司投資之撇賬	14,500	–
證券投資之股息收入	(4,367)	(5,259)
出售其他投資變現之淨虧損	–	10,924
	25,482	23,440

以上包括上市證券投資虧損15,349,000港元(二零零二年：虧損23,624,000港元)及非上市證券投資虧損零港元(二零零二年：虧損5,075,000港元)，以及上市和非上市證券投資之股息收入4,362,000港元(二零零二年：4,968,000港元)及5,000港元(二零零二年：291,000港元)。

6. 其他營業支出

	二零零三年	二零零二年
	千港元	千港元
其他營業支出包括：		
關閉一所英國工廠之費用	6,506	–
重組揚聲器業務之費用	5,433	–
攤銷購入附屬公司／業務引發之商譽	983	33
重估投資物業之虧損	–	360
	12,922	393

7. 營業溢利

	二零零三年 千港元	二零零二年 千港元
營業溢利已減除以下項目：		
董事酬金（附註8）	22,335	21,294
員工薪金、津貼及福利	231,852	214,901
員工費用合計	254,187	236,195
遞延支出攤銷（包括於行政支出內）	11,319	9,399
商標攤銷（包括於行政支出內）	4,183	4,183
核數師酬金	4,776	3,365
折舊及攤銷		
擁有之資產	45,025	44,310
財務租賃之資產	1,101	3,277
出售物業、廠房及設備之虧損	8,858	–
營業性租賃物業租金	13,550	13,395
研究費用支出	25,665	19,779
及經計入：		
出售物業、廠房及設備之收益	–	272
銀行存款及結存之利息收入	16,094	23,266
聯營公司借款之利息收入	529	307
土地及房產租金收入扣除支出零港元（二零零二年：零港元）	1,386	1,375
投資物業租金收入扣除支出1,243,000港元（二零零二年：688,000港元）	5,656	5,766
重估投資物業之盈餘	7,013	–

8. 董事及僱員酬金

	二零零三年 千港元	二零零二年 千港元
董事		
袍金：		
執行董事	90	100
非執行董事	130	130
	220	230
執行董事之其他酬金：		
薪酬及其他福利	13,849	14,424
業勤獎勵	6,964	5,311
退休福利計劃供款	1,302	1,329
	22,115	21,064
	22,335	21,294

以上披露之數目包括付予非執行董事之董事袍金130,000港元（二零零二年：130,000港元）。

董事之酬金分級如下：

	董事人數	
	二零零三年	二零零二年
0港元－1,000,000港元	6	6
1,000,001港元－1,500,000港元	1	1
1,500,001港元－2,000,000港元	1	1
2,000,001港元－2,500,000港元	1	1
3,500,001港元－4,000,000港元	1	1
5,500,001港元－6,000,000港元	–	2
6,000,001港元－6,500,000港元	2	–

僱員

本集團於本年最高薪酬之五名僱員包括三名（二零零二年：三名）公司董事（其酬金之詳情如上所載）。其餘兩名（二零零二年：兩名）本集團最高薪酬之非董事僱員之酬金如下：

	二零零三年 千港元	二零零二年 千港元
薪酬及其他福利	4,545	4,391
業勤獎勵	1,086	628
退休福利計劃供款	269	336
	5,900	5,355

該等僱員之酬金分級如下：

	僱員人數	
	二零零三年	二零零二年
2,500,001港元－3,000,000港元	1	2
3,000,001港元－3,500,000港元	1	–

9. **財務成本**

	二零零三年 千港元	二零零二年 千港元
銀行及其他借款利息費用：		
於五年內全部償還	85,461	105,401
並非於五年內全部償還	293	702
可換股票據	2,502	2,430
財務租賃	169	323
總借款成本	88,425	108,856

10. 稅項

	二零零三年 千港元	二零零二年 千港元
包括：		
本公司及其附屬公司：		
香港利得稅	6,528	3,580
香港以外其他地區稅項	6,630	6,158
遞延稅項（附註29）	1,696	1,724
小計	14,854	11,462
所佔聯營公司之稅項：		
香港利得稅	3,848	2,763
香港以外其他地區稅項	32,028	21,154
小計	35,876	23,917
合計	50,730	35,379

香港利得稅乃按是年度估計應課稅溢利按稅率16%（二零零二年：16%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

11. 股息

	二零零三年 千港元	二零零二年 千港元
已派發中期股息每股3.0仙（二零零二年：2.5仙）	15,957	13,298
建議派發末期股息每股3.5仙（二零零二年：1.5仙）	18,617	7,979
	34,574	21,277

12. 每股盈利

截至二零零三年及二零零二年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

	二零零三年 千港元	二零零二年 千港元
盈利		
全年純利及計算基本每股盈利之溢利	71,480	37,366
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(615)	(152)
假設可換股票據被轉換作出之調整	(4,385)	—
計算攤薄每股盈利之盈利	66,480	37,214

	二零零三年 千股	二零零二年 千股
股份數目		
計算基本每股盈利之股份加權平均數	531,905	531,831
認股權之可攤薄潛在股份之影響	606	948
計算攤薄每股盈利之股份加權平均數	532,511	532,779

攤薄每股盈利之計算乃假設附註28之可換股票據被轉換為GP工業之股份。

13. 投資物業

	本集團 千港元
於二零零一年四月一日	90,060
重估物業之虧損	(360)
於二零零二年三月三十一日及於二零零二年四月一日	89,700
從物業，廠房及設備轉入	18,380
轉出至物業，廠房及設備	(2,798)
重估物業之盈餘	7,013
於二零零三年三月三十一日	112,295

以上本集團之投資物業包括：

	二零零三年 千港元	二零零二年 千港元
在香港，中期租賃	81,620	89,700
本港以外地區之永久擁有物業	30,675	—
	112,295	89,700

本集團之投資物業於二零零三年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司及EWS Chartered Surveyors以公開市場價值基準進行估值。

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

14. 物業、廠房及設備

	永久擁有土地及房產	租賃土地及房產	租約房產裝修	機械及設備	工模及工具	發展中物業	其他	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
成本或估值								
二零零二年								
四月一日計算	33,984	128,865	68,662	214,990	32,915	7,027	78,295	564,738
貨幣調整	1,611	686	183	1,548	1,502	–	1,133	6,663
轉出至投資物業	(18,804)	–	–	–	–	–	–	(18,804)
從投資物業轉入	–	2,798	–	–	–	–	–	2,798
增加	134	–	8,079	25,067	5,052	8,262	10,284	56,878
重新分類	(468)	–	468	–	–	–	–	–
出售	–	(18,264)	(1,913)	(17,338)	(7,289)	–	(5,252)	(50,056)
出售附屬公司	–	(1,347)	–	–	–	–	(251)	(1,598)
應當出售一附屬公司	–	–	(2,497)	(22,174)	(3,160)	–	(2,122)	(29,953)
二零零三年								
三月三十一日計算	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
包括：								
成本	16,457	47,347	72,982	202,093	29,020	15,289	82,087	465,275
估值－一九九四年	–	62,593	–	–	–	–	–	62,593
估值－二零零二年	–	2,798	–	–	–	–	–	2,798
	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
折舊及攤銷								
二零零二年								
四月一日計算	2,053	26,820	43,450	131,538	21,114	–	39,051	264,026
貨幣調整	203	172	174	1,058	762	–	848	3,217
轉出至投資物業	(424)	–	–	–	–	–	–	(424)
是年度準備	300	4,014	8,168	21,762	4,745	–	7,137	46,126
重新分類	(237)	–	237	–	–	–	–	–
出售時減除	–	(4,878)	(1,674)	(12,601)	(5,997)	–	(4,222)	(29,372)
出售附屬公司時減除	–	(519)	–	–	–	–	(225)	(744)
應當出售一附屬公司時減除	–	–	(1,196)	(7,152)	(2,004)	–	(1,706)	(12,058)
二零零三年								
三月三十一日計算	1,895	25,609	49,159	134,605	18,620	–	40,883	270,771
賬面淨值								
二零零三年								
三月三十一日計算	14,562	87,129	23,823	67,488	10,400	15,289	41,204	259,895
二零零二年								
三月三十一日計算	31,931	102,045	25,212	83,452	11,801	7,027	39,244	300,712

	租賃土地及房產	租約房產裝修	其他	合計
	千港元	千港元	千港元	千港元
本公司				
成本或估值				
二零零二年四月一日計算	14,500	9,074	36,615	60,189
增加	–	2,674	6,658	9,332
出售	–	–	(2,949)	(2,949)
二零零三年三月三十一日計算	14,500	11,748	40,324	66,572
包括：				
成本	–	11,748	40,324	52,072
估值——九九四年	14,500	–	–	14,500
	14,500	11,748	40,324	66,572
折舊及攤銷				
二零零二年四月一日計算	2,301	6,801	20,335	29,437
是年度準備	347	871	4,222	5,440
出售時減除	–	–	(2,376)	(2,376)
二零零三年三月三十一日計算	2,648	7,672	22,181	32,501
賬面淨值				
二零零三年三月三十一日計算	11,852	4,076	18,143	34,071
二零零二年三月三十一日計算	12,199	2,273	16,280	30,752

由於本集團採用會計準則第17號（經修訂）之過渡安排免除將物業估值，此等於一九九五年九月三十日前以重估值列賬之物業將不會進行進一步估值。如本公司及本集團之此等物業以成本減去累積折舊及攤銷計算，此等物業於二零零三年三月三十一日之賬面值約分別為2,554,000港元（二零零二年：2,667,000港元）及22,458,000港元（二零零二年：20,658,000港元）。

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
以上為本集團與本公司之物業權益包括：				
本港以外地區之永久擁有物業	14,562	31,931	–	–
租賃物業：				
在香港中期租賃	71,061	70,698	11,852	12,199
香港以外地區				
中期租賃	10,218	24,163	–	–
短期租賃	5,850	7,184	–	–
	101,691	133,976	11,852	12,199
財務租賃之物業、廠房及設備之賬面淨值：				
機械及設備	2,668	10,272	–	7,270
其他	3,582	1,906	2,878	1,069
	6,250	12,178	2,878	8,339

15. 所佔附屬公司權益

	本公司	
	二零零三年	二零零二年
	千港元	千港元
上市股份投資成本	1,086,592	1,086,592
非上市股份投資成本	337,798	338,063
減值虧損	(209,155)	(209,155)
	1,215,235	1,215,500
附屬公司欠款	642,825	663,560
	1,858,060	1,879,060
上市股份於三月三十一日之市值	1,187,512	1,145,723

上市股份乃指在新加坡註冊成立之GP工業有限公司（「GP工業」）之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

減值虧損乃依據市場借款利率折算可得該附屬公司之未來估計現金流量淨值計得之可取回值而確定。

主要附屬公司於二零零三年三月三十一日之詳情載於賬目附註43。

16. 所佔聯營公司權益

	本集團	
	二零零三年	二零零二年
	千港元	千港元
所佔資產淨值	1,633,571	1,469,347
購入聯營公司溢價	91,842	98,944
購入聯營公司折讓	(24,702)	(19,647)
	1,700,711	1,548,644
聯營公司欠款	46,334	26,890
減值虧損	(11,800)	(11,800)
	1,735,245	1,563,734
上市股份於三月三十一日之市值	989,354	934,884

聯營公司欠款沒有固定還款條款。就董事意見，本集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

	購入聯營公司之溢價		購入聯營公司之折讓	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
成本				
年初數	187,200	167,266	21,080	7,774
購入聯營公司	36	19,934	6,336	13,306
出售一間聯營公司	(1,885)	–	–	–
年末數	185,351	187,200	27,416	21,080
攤銷				
年初數	88,256	81,579	1,433	418
是年度準備	7,138	6,677	–	–
是年度變現	–	–	1,281	1,015
出售一間聯營公司時減除	(1,885)	–	–	–
年末數	93,509	88,256	2,714	1,433
淨值				
年末數	91,842	98,944	24,702	19,647
年初數	98,944	85,687	19,647	7,356

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於收購中購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

主要聯營公司於二零零三年三月三十一日之詳情載於賬目附註44。

(a) 於二零零三年三月三十一日，本集團擁有於新加坡交易所上市之金山電池國際有限公司(「金山電池」)之權益。金山電池之年結日為三月三十一日。根據其截至二零零三年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

	於二零零三年三月三十一日	於二零零二年三月三十一日
	千港元	千港元
財務狀況		
總資產	3,526,722	2,810,745
總負債	1,981,707	1,415,187
少數股東權益	191,974	158,919
所佔金山電池資產淨值	660,825	592,103
本集團所佔金山電池股份於三月三十一日之市值	404,563	352,500

	截至二零零三年三月三十一日止年度 千港元	截至二零零二年三月三十一日止年度 千港元
全年業績		
營業額	2,906,713	2,345,801
全年純利	143,345	72,821
本集團應佔全年純利	59,968	28,678

(b) 於二零零三年三月三十一日，本集團擁有於新加坡交易所上市之奇勝工業（集團）有限公司（「奇勝工業」）之權益。奇勝工業之年結日為十二月三十一日。根據其截至二零零二年十二月三十一日止年度經審核賬項之奇勝工業財務資料，以及本集團所佔奇勝工業權益之有關資料為如下：

	於二零零二年十二月三十一日 千港元	於二零零一年十二月三十一日 千港元
財務狀況		
總資產	2,123,646	1,878,410
總負債	1,006,907	830,237
少數股東權益	24,920	19,459
所佔奇勝工業資產淨值	537,612	508,596

	二零零三年 千港元	二零零二年 千港元
本集團所佔奇勝工業股份於三月三十一日之市值	584,791	582,384

	截至二零零二年十二月三十一日止年度 千港元	截至二零零一年十二月三十一日止年度 千港元
全年業績		
營業額	818,322	835,330
全年純利	35,163	49,538
本集團應佔全年純利	15,001	21,297

集團聯營公司奇勝工業之52.45%聯營公司，Gerard Industries (No 3) Pty Ltd.（「GI3PL」），與澳洲稅務局產生糾紛，GI3PL指派法律顧問將案件轉介澳洲聯邦法院訴訟。澳洲稅務局宣稱應收共116,300,000澳元包括罰款及利息之稅金。於二零零三年三月三十一日，集團

應佔部份扣除少數股東權益後預計為25,900,000澳元（約等值121,900,000港元）。由於可能未能在數年內得出最終結果，GI3PL管理層認為現在不能作出可靠之決定，因而沒有於其財務報告中提出撥備反映有關負債。

就奇勝工業董事局的意見，基於GI3PL未來盈利能力，及考慮上述有關或然負債事項，GI3PL之價值將不會低於其現時在奇勝工業之賬面值，故認為於GI3PL之投資沒有按照新加坡會計準則第36號作出減值之需要。

本公司董事已注意上述事宜及提出諮詢，就有關上述情況現時沒有重大性的事後發展及改變，因此認為本集團於奇勝工業之投資沒有按照香港會計準則第31號作出減值之需要。

17. 商標

	二零零三年 千港元	二零零二年 千港元
本集團		
成本		
年初數及年末數	83,655	83,655
攤銷		
年初數	18,823	14,640
是年度攤銷	4,183	4,183
年末數	23,006	18,823
賬面淨值		
年末數	60,649	64,832

本集團購入之商標按其估計可用年期約二十年攤銷。

18. 證券投資

	投資證券		其他投資		合計	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
本集團						
香港上市證券	–	–	185	413	185	413
於本港以外地區上市證券	–	–	353,684	355,251	353,684	355,251
上市證券合計	–	–	353,869	355,664	353,869	355,664
非上市證券	3,949	18,283	1,891	1,267	5,840	19,550
	3,949	18,283	355,760	356,931	359,709	375,214
上市證券市值	–	–	275,189	307,868	275,189	307,868
證券投資賬面價值之分析如下：						
短期	–	–	182,351	183,389	182,351	183,389
長期	3,949	18,283	173,409	173,542	177,358	191,825
	3,949	18,283	355,760	356,931	359,709	375,214

以上全部證券投資均為股本證券。

於二零零三年三月三十一日之其他投資355,760,000港元(二零零二年:356,931,000港元)內,有關本集團於美隆電器廠股份有限公司(「美隆電器廠」)股本證券之投資為352,563,000港元(二零零二年:354,130,000港元)。美隆電器廠於台灣成立,其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。

美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估,及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。

餘下之其他投資均以市場價格入賬。

根據公司條例第129條第2節,一項投資於二零零三年三月三十一日之詳情如下:

被投資公司名稱	成立地方	本集團應佔已發行股本面值之比例	主要業務
美隆電器廠	台灣	15.22%	產製及銷售揚聲器

19. 給貿易夥伴之借款

本集團

給貿易夥伴之借款中包括一項97,000,000港元(二零零二年:97,000,000港元)之借款,此借款為免息及無固定還款期。授予此借款為便利本集團之產品於中國之銷售及分銷。故此,該借款被分類為長期。

餘下之12,000,000港元(二零零二年:20,000,000港元)借款為本集團一貿易夥伴股東之欠款,以其股本作擔保並給與一認購特權予GP工業於一九九九年一月一日至二零零一年十二月三十一日期間以互相協議之價錢購買其所有股本。根據一項雙方於二零零二年十二月三十日訂立之附加協議,認購特權之期限延長至二零零四年二月二十八日止。該應收賬收取商業價格之利息。董事局認為該應收款項並不可能於一年內償還,故此,該借款被分類為長期。

20. 遞延支出

	產品發展		專業訣竅		總數	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本						
年初數	46,558	31,134	14,892	14,892	61,450	46,026
增加	8,967	15,424	–	–	8,967	15,424
應當出售一附屬公司	(55,525)	–	–	–	(55,525)	–
年末數	–	46,558	14,892	14,892	14,892	61,450
攤銷						
年初數	22,110	12,935	14,892	14,668	37,002	27,603
是年度準備	11,319	9,175	–	224	11,319	9,399
應當出售附屬公司時減除	(33,429)	–	–	–	(33,429)	–
年末數	–	22,110	14,892	14,892	14,892	37,002
賬面淨值						
年末數	–	24,448	–	–	–	24,448

21. 商譽

	二零零三年	二零零二年
	千港元	千港元
本集團		
成本		
年初數	10,162	–
購入一項業務引發之商譽	–	9,500
增加一間附屬公司之權益而引發之商譽	–	662
年末數	10,162	10,162
攤銷		
年初數	33	–
是年度減除	983	33
年末數	1,016	33
淨值		
年末數	9,146	10,129

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

22. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	千港元
原料	132,356	129,344
在製品	15,883	17,910
製成品	134,757	194,769
	282,996	342,023

上列數字中包括按可變現淨值列賬於二零零三年三月三十一日之存貨合共約2,642,000港元(二零零二年:17,541,000港元)。

23. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期,一般由三十天至一百二十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下:

	本集團	
	二零零三年	二零零二年
	千港元	千港元
0－60 天	271,892	310,549
61－90 天	13,530	23,347
超過 90 天	247,768	266,531
	533,190	600,427

24. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下:

	本集團	
	二零零三年	二零零二年
	千港元	千港元
0－60 天	294,101	247,467
61－90 天	54,966	60,077
超過 90 天	44,993	38,052
	394,060	345,596

25. 財務租賃責任

	最低之租賃還款		最低租賃還款之現值	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
財務租賃責任如下：				
本集團				
一年內到期	2,200	3,189	2,127	3,033
二至五年期	2,748	2,442	2,698	2,340
	4,948	5,631	4,825	5,373
減：未來財務支出	(123)	(258)	–	–
租賃責任之現值	4,825	5,373	4,825	5,373
減：一年內到期列入流動負債（附註27）			(2,127)	(3,033)
一年後到期			2,698	2,340
本公司				
一年內到期	1,137	2,111	1,083	2,066
二至五年期	1,599	156	1,566	156
	2,736	2,267	2,649	2,222
減：未來財務支出	(87)	(45)	–	–
租賃責任之現值	2,649	2,222	2,649	2,222
減：一年內到期列入流動負債（附註27）			(1,083)	(2,066)
一年後到期			1,566	156

本集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

26. 銀行貸款、透支及商業信貸

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
一年內償還之銀行貸款(附註27)	724,946	420,508	609,639	365,131
短期銀行貸款	164,882	116,342	55,700	—
商業信貸	14,016	79,681	—	—
銀行透支	7,361	10,042	—	—
	911,205	626,573	665,339	365,131
有抵押	1,312	2,470	739	—
無抵押	909,893	624,103	664,600	365,131
	911,205	626,573	665,339	365,131

27. 借款

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
銀行貸款				
一無抵押	1,288,094	1,809,937	841,850	1,206,343
一有抵押(附註a)	22,942	15,442	7,290	7,933
定息票據(附註b)	419,900	211,700	—	—
	1,730,936	2,037,079	849,140	1,214,276
財務租賃責任(附註25)	4,825	5,373	2,649	2,222
	1,735,761	2,042,452	851,789	1,216,498
減:於一年內須償還款項				
一銀行貸款(附註26)	(724,946)	(420,508)	(609,639)	(365,131)
一財務租賃責任(附註25)	(2,127)	(3,033)	(1,083)	(2,066)
	1,008,688	1,618,911	241,067	849,301
貸款須於下列年期內償還:				
一年內	724,946	420,508	609,639	365,131
超過一年但不逾兩年	491,899	1,118,788	223,960	609,569
超過兩年但不逾五年	508,087	489,965	12,159	235,179
超過五年	6,004	7,818	3,382	4,397
	1,730,936	2,037,079	849,140	1,214,276
減:列於流動負債於一年內須償還款項(附註26)	(724,946)	(420,508)	(609,639)	(365,131)
	1,005,990	1,616,571	239,501	849,145

於二零零三年六月六日,本集團與銀行簽署協議對就於二零零零年六月作出還款期為期三年之部份借貸作出再融資。在再融資協議下,原先應於二零零四年三月三十一日前償還總值190,000,000港元之貸款,將會延至二零零四年後償還。因此,以上還款表列中總額190,000,000港元之貸款被列於超過一年以上行列。

附註：

(a) 銀行貸款以物業總賬面值約34,845,000港元(二零零二年：35,445,000港元)向銀行作樓宇貸款之抵押。

(b) 本集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃(「中期票據計劃」)發行總值50,000,000坡元(相等於211,700,000港元)年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將20,000,000坡元之浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷5,000,000坡元之票據。

於二零零三年三月三十一日，此票據之結餘為95,000,000坡元(相等於419,900,000港元)。

28. 可換股票據

	二零零三年 千港元	二零零二年 千港元
本集團及本公司		
已發行可換股票據	80,000	80,000
應付利息	5,925	3,423
	85,925	83,423

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據(「可換股票據」)訂立一項認購協議(「認購協議」)。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間(包括首尾兩天)內任何時間，可換股票據持有人被賦予以下之權利(「權利」)：

(a) 以初步換股價每股2.60港元(「換股價」)將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

再者，在發生任何以下事項時：

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期（包括該日）止的任何時間；

(i) 本公司普通股股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日（包括該日）止的任何時間；

(i) 本公司普通股股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者；

則本公司將絕對有權：

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(i)或(II)(i)的情況下適用者）；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(ii)或(II)(ii)的情況下而適用者）；或

(c) (a)及(b)的組合（如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者）。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年（倘不足一年者以比例方式計算）計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部分。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日（包括首尾兩天）期間之換股價則繼續為2.60港元。

於過去兩年，並無任何全部或部份可換股票據之轉換發生。

29. 遞延税項

	本集團	
	二零零三年	二零零二年
	千港元	千港元
年初結存	4,675	2,980
貨幣調整	26	(29)
是年度變動（附註10）	1,696	1,724
應當出售一附屬公司	(5,731)	–
年終結存	666	4,675

於資產負債表結算日，潛在（資產）負債總額的主要項目（包括已撥備款項）如下：

	潛在（資產）負債總額		撥備總額		無撥備總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
由以下項目引起時間差距之税項影響：						
税項寬減超出折舊賬項之差額	4,894	5,255	735	464	4,159	4,791
其他時間差距	676	5,914	(55)	4,224	731	1,690
減：課税上虧損	(8,811)	(11,125)	(14)	(13)	(8,797)	(11,112)
遞延税項淨（資產）負債	(3,241)	44	666	4,675	(3,907)	(4,631)
本公司						
由以下項目引起時間差距之税項影響：						
税項寬減超出折舊賬項之差額	2,025	1,900	–	–	2,025	1,900
其他時間差距	710	1,412	–	–	710	1,412
減：課税上虧損	–	(371)	–	–	–	(371)
遞延税項淨負債	2,735	2,941	–	–	2,735	2,941

經過考慮本集團的未來中期財政計劃及預測後，賬目上沒有為不預期會在可見將來逆轉之時間差距作出遞延税項之撥備。

由於隨後出售物業所變現之任何溢利不須繳税，重估物業之盈餘沒有在遞延税項構成時間差距。

30. 股本

	股份數目	千港元
普通股每股面值0.50港元：		
法定股本：		
於二零零一年三月三十一日、二零零二年三月三十一日及二零零三年三月三十一日結存	800,000,000	400,000
已發行及繳足：		
於二零零一年四月一日結存	531,605,067	265,803
因行使認股權而發行股份	300,000	150
於二零零二年三月三十一日、二零零二年四月一日及二零零三年三月三十一日結存	531,905,067	265,953

本公司的法定，已發行及繳足的股本於是年度內並沒有改變。

截至二零零二年三月三十一日止之年度內，300,000認股權被行使，本公司發行300,000股每股面值0.50港元之股份，當中200,000股股份以每股1.41港元發行，餘下的100,000股則以每股1.45港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

31. 認股權

(i) 本公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」）。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過本公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

於二零零二年三月三十一日及二零零三年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

可行使之日期	行使價 港元	於二零零一年四月一日尚未行使	截至二零零二年三月三十一日年度內行使	於二零零二年三月三十一日及於二零零三年三月三十一日尚未行使
董事：				
3.8.2000-5.7.2005	1.41	4,125,000	–	4,125,000
3.30.2001-3.29.2006	1.45	6,625,000	–	6,625,000
		10,750,000	–	10,750,000
僱員：				
3.8.2000-5.7.2005	1.41	675,000	200,000	475,000
3.30.2001-3.29.2006	1.45	3,325,000	100,000	3,225,000
		4,000,000	300,000	3,700,000

於二零零一年六月十七日至二零零一年七月十六日行使認股權期間，股份之市價範圍由每股1.65港元至1.80港元。

於二零零三年三月三十一日，按新認股權計劃於二零零二年十月十八日授予而未行使之認股權之數目如下：

可行使之日期	行使價 港元	於年內授予及於二零零三年三月三十一日尚未行使
董事：		
4.18.2003-10.17.2007	1.17	7,750,000
僱員：		
4.18.2003-10.17.2007	1.17	3,870,000
		11,620,000

(ii) **GP 工業之認股權計劃**

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於這等權利授予日期之首個週年日，首個週年日或第二個週年日起行使。

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三個交易日之平均價格之

20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。

於截至二零零三年三月三十一日之兩年內及於二零零二年三月三十一日及二零零三年三月三十一日，尚未行使之舊GP工業認股權計劃之認股權如下：

可行使之日期	行使價 美元	於二零零一年四月一日尚未行使	於截至二零零二年三月三十一日年度內行使	於截至二零零二年三月三十一日年度內期滿／註銷	於二零零二年三月三十一日尚未行使	於截至二零零三年三月三十一日年度內行使	於截至二零零三年三月三十一日年度內註銷	於二零零三年三月三十一日尚未行使
本公司之董事：								
2.3.1998-2.2.2002	0.60	280,000	–	(280,000)	–	–	–	–
7.23.1999-7.22.2003	0.30	160,000	–	–	160,000	–	–	160,000
8.2.2000-8.1.2004	0.41	520,000	–	–	520,000	–	–	520,000
		960,000	–	(280,000)	680,000	–	–	680,000
GP工業之董事：								
2.3.1998-2.2.2002	0.60	100,000	–	(100,000)	–	–	–	–
8.2.2000-8.1.2004	0.41	200,000	–	–	200,000	–	–	200,000
		300,000	–	(100,000)	200,000	–	–	200,000
僱員：								
2.3.1998-2.2.2002	0.60	1,244,000	–	(1,244,000)	–	–	–	–
7.23.1999-7.22.2003	0.30	1,045,000	(95,000)	–	950,000	(255,000)	(40,000)	655,000
8.2.2000-8.1.2004	0.41	2,215,000	(130,000)	(75,000)	2,010,000	–	(100,000)	1,910,000
		4,504,000	(225,000)	(1,319,000)	2,960,000	(255,000)	(140,000)	2,565,000

於二零零一年五月十日至二零零一年六月十五日行使認股權期間，GP工業股份之市價範圍由每股0.79坡元至0.80坡元。於二零零二年六月五日至二零零三年三月十日行使認股權期間，GP工業股份之市價範圍由每股0.65坡元至0.72坡元。

於截至二零零三年三月三十一日之兩年內及於二零零二年三月三十一日及於二零零三年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

可行使之日期	行使價 坡元	於二零零一年四月一日尚未行使	於截至二零零二年三月三十一日年度內授予	於截至二零零二年三月三十一日年度內註銷	於二零零二年三月三十一日尚未行使	於截至二零零三年三月三十一日年度內授予	於截至二零零三年三月三十一日年度內行使	於截至二零零三年三月三十一日年度內註銷	於二零零三年三月三十一日尚未行使
本公司之董事：									
4.14.2002-4.13.2010	0.456	760,000	–	–	760,000	–	(240,000)	–	520,000
4.4.2003-4.3.2011	0.620	–	1,520,000	–	1,520,000	–	–	–	1,520,000
8.14.2003-8.13.2012	0.550	–	–	–	–	974,000	–	–	974,000
		760,000	1,520,000	–	2,280,000	974,000	(240,000)	–	3,014,000
GP工業之董事：									
4.14.2002-4.13.2010	0.456	180,000	–	–	180,000	–	–	–	180,000
4.4.2003-4.3.2011	0.620	–	400,000	–	400,000	–	–	–	400,000
8.14.2003-8.13.2012	0.550	–	–	–	–	255,000	–	–	255,000
		180,000	400,000	–	580,000	255,000	–	–	835,000
GP工業之非執行董事：									
4.14.2002-4.13.2005	0.456	170,000	–	–	170,000	–	–	–	170,000
4.4.2003-4.3.2006	0.620	–	340,000	–	340,000	–	–	–	340,000
8.14.2003-8.13.2007	0.550	–	–	–	–	218,000	–	–	218,000
		170,000	340,000	–	510,000	218,000	–	–	728,000
僱員：									
4.14.2002-4.13.2010	0.456	2,293,000	–	(238,000)	2,055,000	–	(445,000)	(38,000)	1,572,000
4.4.2003-4.3.2011	0.620	–	4,884,000	(516,000)	4,368,000	–	–	(310,000)	4,058,000
8.14.2003-8.13.2012	0.550	–	–	–	–	2,940,000	–	(127,000)	2,813,000
		2,293,000	4,884,000	(754,000)	6,423,000	2,940,000	(445,000)	(475,000)	8,443,000

於二零零二年四月十五日至二零零三年三月二十七日行使認股權期間，GP工業股份之市價範圍由每股0.55坡元至0.72坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

32. 儲備

	股本溢價	法定盈餘	物業重估儲備	換算儲備	商譽儲備	股本儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團										
於二零零一年四月一日	448,976	9,514	100,603	(203,105)	(652,542)	48,233	35,358	21,266	894,891	703,194
發行新股溢價（扣除開支）	267	–	–	–	–	–	–	–	–	267
轉入儲備	–	231	–	–	–	1,403	–	–	(1,634)	–
所佔聯營公司儲備	–	–	–	(11,469)	–	(12,750)	–	–	–	(24,219)
貨幣調整	–	–	–	2,255	–	–	–	–	–	2,255
出售附屬公司所變現之商譽	–	–	–	–	192	–	–	–	–	192
全年純利	–	–	–	–	–	–	–	–	37,366	37,366
已派發股息										
－二零零一年末期股息	–	–	–	–	–	–	–	(21,266)	–	(21,266)
－二零零二年中期股息	–	–	–	–	–	–	–	–	(13,298)	(13,298)
建議股息										
－二零零二年末期股息	–	–	–	–	–	–	–	7,979	(7,979)	–
於二零零二年三月三十一日及二零零二年四月一日	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909,346	684,491
轉入儲備	–	422	–	–	–	–	–	–	(422)	–
所佔聯營公司儲備	–	–	–	5,019	–	26	–	–	–	5,045
貨幣調整	–	–	–	(4,692)	–	–	–	–	–	(4,692)
出售附屬公司所變現	–	–	–	637	604	(33)	–	–	–	1,208
應當出售一間附屬公司所變現	–	–	–	–	10,956	–	–	–	–	10,956
全年純利	–	–	–	–	–	–	–	–	71,480	71,480
已派發股息										
－二零零二年末期股息	–	–	–	–	–	–	–	(7,979)	–	(7,979)
－二零零三年中期股息	–	–	–	–	–	–	–	–	(15,957)	(15,957)
建議股息										
－二零零三年末期股息	–	–	–	–	–	–	–	18,617	(18,617)	–
於二零零三年三月三十一日	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	945,830	744,552
屬於聯營公司：										
於二零零三年三月三十一日	–	1,558	13,868	(215,700)	(153,630)	27,301	–	–	747,626	421,023
於二零零二年三月三十一日	–	1,558	13,868	(220,719)	(153,630)	27,275	–	–	659,319	327,671

法定盈餘包括本集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於本年中，就中國之地區法定要求，總數422,000港元（二零零二年：231,000港元）之儲備被分配及轉至法定盈餘。

資本儲備包括9,612,000港元（二零零二年：9,612,000港元）於中國附屬公司之被資本化溢利，該等被資本化溢利待取得有關中國法定同意，可進行分配以增加該等中國附屬公司之資本。於二零零二年中，就中國之地區法定要求，總數1,403,000港元之儲備被分配及轉至資本儲備。

	股本溢價 千港元	物業 重估儲備 千港元	股本 贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
本公司						
於二零零一年四月一日	448,976	11,242	35,358	21,266	245,797	762,639
發行新股溢價（扣除開支）	267	–	–	–	–	267
全年溢利	–	–	–	–	33,523	33,523
已派發股息						
－二零零一年末期股息	–	–	–	(21,266)	–	(21,266)
－二零零二年中期股息	–	–	–	–	(13,298)	(13,298)
建議股息						
－二零零二年末期股息	–	–	–	7,979	(7,979)	–
二零零二年三月三十一日 及二零零二年四月一日	449,243	11,242	35,358	7,979	258,043	761,865
全年溢利	–	–	–	–	27,266	27,266
已派發股息						
－二零零二年末期股息	–	–	–	(7,979)	–	(7,979)
－二零零三年中期股息	–	–	–	–	(15,957)	(15,957)
建議股息						
－二零零三年末期股息	–	–	–	18,617	(18,617)	–
於二零零三年三月三十一日	449,243	11,242	35,358	18,617	250,735	765,195

本公司於二零零三年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為269,352,000港元（二零零二年：266,022,000港元）。

33. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為668,000港元（二零零二年：495,000港元）。於二零零三年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零二年：170,000港元）。

根據退休福利計劃，本集團截至二零零三年三月三十一日止年度支付約為10,488,000港元（二零零二年：9,085,000港元）之退休福利供款。

34. 應當出售一間附屬公司

於二零零三年三月，兆光科技有限公司（「兆光科技」），本集團擁有51%股權之附屬公司，向兆光科技現有股東建議一供股事宜（「供股事宜」），部份兆光科技股東行使其權利認購兆光科技新股。供股事宜完成後，本集團佔兆光科技之權益由51%被攤薄至46.97%。

	二零零三年 千港元	二零零二年 千港元
出售資產淨值：		
物業、廠房及設備	17,895	–
遞延支出	22,096	–
存貨	118,488	–
應收賬項、應收票據及預付款項	123,266	–
可收回稅項	1,720	–
銀行結存及現金	17,303	–
應付賬項及費用	(47,196)	–
銀行借款	(166,577)	–
遞延稅項	(5,731)	–
少數股東權益	(43,091)	–
	38,173	–
商譽儲備變現	10,956	–
應當出售一間附屬公司產生之少數股東權益	(6,948)	–
應當出售一間附屬公司之虧損	(4,008)	–
	38,173	–
付款方法：		
所佔聯營公司資產淨值	38,173	–
應當出售一間附屬公司所產生之現金及等值現金之外流淨額分析：		
出售之銀行結存及現金		
銀行結存及現金	17,303	–
銀行透支	(5,000)	–
	12,303	–

是年度內應當出售附屬公司貢獻於本集團之淨營運現金流出為52,506,000港元，投資活動淨現金流出為12,811,000港元及融資活動淨現金流入為73,199,000港元。

35. 買入一項業務／附屬公司

於二零零二年，本集團以38,191,000港元收購一項分銷及零售音響產品之業務，因此項收購而產生之商譽為9,500,000港元。

	二零零三年 千港元	二零零二年 千港元
購入資產淨值：		
物業、廠房及設備	–	1,500
存貨	–	27,191
購入之資產淨值	–	28,691
收購所引發之商譽	–	9,500
	–	38,191
付款方式：		
現金	–	38,191
就買入一項業務／附屬公司有關之現金及等值現金外流淨額：		
現金代價	–	38,191

於上年度買入之業務沒有對本集團之現金流量及經營業績產生重大影響。

36. 出售附屬公司

	二零零三年 千港元	二零零二年 千港元
出售資產淨值：		
物業、廠房及設備	854	833
應收賬項、應收票據及預付款項	–	6,210
銀行結存及現金	–	138
應付賬項及費用	(1,696)	(1,797)
少數股東權益	(538)	–
	(1,380)	5,384
已變現之儲備	1,208	192
已變現商譽儲備之少數股東權益	95	185
已變現換算儲備之少數股東權益	100	–
已變現股本儲備之少數股東權益	(5)	–
出售之虧損	(18)	(1,561)
	–	4,200
付款方法：		
現金	–	4,200
因出售而產生之現金及等值現金流入淨額分析：		
已收現金	–	4,200
銀行結存及現金出售	–	(138)
	–	4,062

被出售之附屬公司對本集團之經營業績及現金流量沒有產生重大影響。

37. 主要非現金交易

於是年度，本集團有關資產之財務租賃安排之資產值在租賃開始為2,802,000港元（二零零二年：3,949,000港元）。

38. 年末現金及等值現金結存

	二零零三年 千港元	二零零二年 千港元
銀行結存、存款及現金	163,529	365,542
銀行透支	(7,361)	(10,042)
	156,168	355,500

39. 或然負債

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
出口票據貼現附追索權	—	33,777	—	—
銀行貸款擔保被使用：				
附屬公司				
一全資附屬公司	—	—	15,652	6,171
一非全資附屬公司	—	—	—	52,920
聯營公司	99,306	16,113	90,428	7,184
	99,306	49,890	106,080	66,275

40. 資本承擔

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	54,706	10,739	360	982
已授權但未簽約關於購買物業、廠房及設備之資本承擔	27,650	46,517	—	—
	82,356	57,256	360	982

於二零零三年三月三十一日，本集團承諾投資3,900,000港元（二零零二年：14,500,000港元）於非上市證券。

41. 營業租賃承擔

租用者

於資產負債表結算日，本集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零三年			二零零二年
	土地及房產	機械及設備	其他	土地及房產
	千港元	千港元	千港元	千港元
一年內	12,537	756	597	14,887
二至五年內 （首尾兩年包括在內）	24,451	–	618	19,499
超過五年	36,374	–	–	34,902
	73,362	756	1,215	69,288

營業租賃租金代表本集團付於租用辦公樓及工廠之租金。租賃年期一般商議為一年至三十年。

出租者

於資產負債表結算日，本集團與租戶已訂立合約，於未來將有以下最低租賃款項：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	281	403
二至五年內（首尾兩年包括在內）	–	281
	281	684

持有物業已承諾之租戶租賃年期平均為期兩年。

於資產負債表結算日，本公司並無任何租賃承諾。

42. 關連人仕交易

於是年度，本集團與聯營公司進行以下重大交易：

	二零零三年	二零零二年
	千港元	千港元
購買自聯營公司	115,101	75,521
出售予聯營公司	73,395	53,306
自聯營公司之管理費收入	19,899	18,125
自聯營公司之利息收入	529	307
自聯營公司之租金收入	5,146	5,750

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

管理費收入乃參照估計有關服務之市場價值後決定。

利息收入乃以市場價值為基準按時間比例計入。

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

	二零零三年 千港元	二零零二年 千港元
應收聯營公司貨款	41,129	24,665
應付聯營公司貨款	21,051	14,427

上述所列應收貨款及應付貨款均無抵押、免息及可在要求時償還。

43. 主要附屬公司

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
電子部			
Celestion International Limited**	英國	20,000英鎊	設計及銷售揚聲器
Famingo Pte Ltd.**	新加坡	2新加坡元	控股投資
第一國際有限公司**	香港	15,600,000港元	控股投資
GP Acoustics Limited**	英屬維爾京群島	11,000,000美元	控股投資
GP Acoustics (UK) Limited**	英國	11,000,000英鎊	控股投資及銷售揚聲器
GP Acoustics (HK) Limited**	香港	2港元	推廣及銷售音響產品
GP Audio International (Pte) Limited**	新加坡	50,000新加坡元	物業投資
惠州金山電裝有限公司** (90%)@	中國	6,150,000美元	產製汽車配線
金山汽配工業有限公司**	香港	8,010,000港元	控股投資、推廣及銷售汽車配線
金柏電子(中國)有限公司**	香港	2港元	控股投資
柏惠電子有限公司** (70%) @	中國	1,050,000美元	產製揚聲器及揚聲器部件
GP工業有限公司 (86.34%)	新加坡	89,545,689新加坡元	控股投資
惠州金山精密部件有限公司** (70%)@	中國	6,237,561港元	產製塑膠及金屬部件
金柏電子國際有限公司**	香港	1,000,000港元	控股投資
金山電子有限公司**	香港	34,000,000港元	推廣及銷售音響產品
KEF Audio (UK) Limited**	英國	3,600,000英鎊	設計及銷售揚聲器

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
KH Manufacturing (UK) Limited**	英國	2,000,000英鎊	產製揚聲器
彌基企業有限公司**	香港	148,000港元	控股投資
科技及策略部			
Ditton International Limited*	香港	5,000,000港元	控股投資、推廣及銷售家庭音響產品
GP eBiz Limited	開曼群島	2美元	在香港控股投資
金柏電子（集團）有限公司	開曼群島	1,000,000港元	在香港控股投資
金山科技有限公司	香港	4港元	控股投資
啟天有限公司*	香港	2港元	控股投資
國際之獅有限公司	香港	10,000港元	物業投資
KH Technology Corporation	開曼群島	10,000美元	持有商標
Makinen Properties Limited	英屬維爾京群島	1美元	在英國控股及物業投資
名人投資有限公司	香港	2港元	物業投資
Triwish Limited*	英屬維爾京群島	1美元	在香港物業投資
惠山投資有限公司	香港	1,000,000港元	控股投資

* 本公司之全資附屬公司直接或間接持有
** 由GP工業直接或間接持有
@ 此等公司為中外合營公司

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃本公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

44. 主要聯營公司

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百分率	主要業務
電池部			
金山電池國際有限公司	新加坡	42.17%	產製、發展及推廣電池及有關產品
電器部			
奇勝工業(集團)有限公司	新加坡	42.51%	產製、發展及推廣電器裝置產品
電子部			
古河金山電裝(香港)有限公司	香港	43.17%	控股投資
Gold Light Holdings Limited	開曼群島	21.59%	控股投資
興旺科技有限公司	香港	17.27%	產製及銷售數據通訊產品
江蘇天寶科技股份有限公司 @	中國	35.88%	產製汽車音響產品
樂庭實業有限公司	香港	38.46%	控股投資、產製電纜及電線
力峰工業有限公司 @	中國	42.31%	產製塑膠部件及金屬工模
Saisho Onkyo, Inc.	菲律賓	17.27%	產製及銷售揚聲器
惠山工業有限公司	香港	12.95%	控股投資、產製及銷售電子產品
SPG(香港)有限公司	香港	25.76%	控股投資及高精密度五金及塑膠部件貿易
Wisefull Technology Limited	香港	25.90%	控股投資及金屬製品貿易
徐州寶山精密五金塑膠部件有限公司 @	中國	34.54%	產製汽車音響部件
徐州格盧電子有限公司 @	中國	21.59%	產製汽車音響部件

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
徐州順達鍍鋅有限公司 @	中國	26.05%	電鍍電子產品
科技及策略部			
安橋（中國）有限公司	香港	33.33%	推廣及分銷音響產品
兆光科技有限公司	香港	46.97%	發展及銷售發光二極管顯視屏
徐州金寶磁性材料有限公司@	中國	40%	產製及銷售揚聲器及摩托磁頭之磁石

@　此等公司為中外合營公司

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限公司。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

1. 經審核財務資料

下列所載之撮要為奇勝工業截至二零零二年十二月三十一日止過去三個年度之經審核綜合損益表，及奇勝工業於二零零零年、二零零一年及二零零二年十二月三十一日止之經審核綜合資產負債表及其他有關摘錄自奇勝工業截至二零零二年十二月三十一日止年度年報之財務資料及賬目附註。奇勝工業之財務報表乃根據新加坡公認會計準則而編製，於過去三個財政年度經奇勝工業之核數師德勤會計師行認為合格。於過去三個財政年度，奇勝工業並無進行任何重組。請注意於本附錄第二節列載之新加坡公認會計準則及香港公認會計準則之分別。

損益表
截至十二月三十一日

	附註	奇勝工業集團 二零零二年 千坡元	奇勝工業集團 二零零一年 千坡元	奇勝工業集團 二零零零年 千坡元	奇勝工業 二零零二年 千坡元	奇勝工業 二零零一年 千坡元	奇勝工業 二零零零年 千坡元
營業額	3	186,016	197,291	204,669	22,812	14,425	30,495
銷售成本		(127,515)	(142,486)	(140,973)	(3,097)	(1,771)	(12,076)
毛利		58,501	54,805	63,696	19,715	12,654	18,419
其他營業收入		7,399	9,636	10,175	25	95	31
分銷成本		(28,310)	(25,511)	(25,729)	(37)	(77)	(286)
行政支出		(29,086)	(30,113)	(28,941)	(6,918)	(6,963)	(6,327)
滙兑（虧損）／收益		(1,492)	1,146	(1,947)	(148)	919	(2,056)
投資附屬公司之減值虧損		–	–	–	(5,518)	–	–
其他營業支出		(3,089)	(2,524)	(2,004)	(122)	(146)	(80)
營業溢利		3,923	7,439	15,250	6,997	6,482	9,701
財務成本		(7,206)	(9,172)	(10,573)	(4,041)	(5,407)	(6,645)
未計特殊項目前（虧損）／溢利	4(a)	(3,283)	(1,733)	4,677	2,956	1,075	3,056
特殊項目	4(b)	–	8,528	129	–	(50)	2,919
未計聯營公司業績前（虧損）／溢利		(3,283)	6,795	4,806	2,956	1,025	5,975
所佔聯營公司業績		17,700	9,787	14,297	–	–	–
除税前溢利		14,417	16,582	19,103	2,956	1,025	5,975
税項	5	(5,236)	(5,692)	(3,974)	602	–	(13)
除税後溢利		9,181	10,890	15,129	3,558	1,025	5,962
少數股東權益		(1,188)	810	(1,329)	–	–	–
股東應佔溢利		7,993	11,700	13,800	3,558	1,025	5,962
每股盈利							
a. 基本	6	6.7仙	9.9仙	12.0仙			
b. 全面攤薄	6	6.7仙	9.8仙	11.9仙			

資產負債表

於十二月三十一日

		奇勝工業集團			奇勝工業		
		二零零二年	二零零一年	二零零零年	二零零二年	二零零一年	二零零零年
	附註	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
固定資產	8	62,741	66,502	54,752	3,165	3,629	1,828
所佔附屬公司權益	9	–	–	–	262,780	256,009	239,207
所佔聯營公司權益	10	129,046	112,183	105,604	18	18	697
其他投資	11	10,601	204	3,063	194	194	194
長期應收賬項	12	10,566	17,883	10,313	4,346	11,561	–
遞延稅項資產	21	213	–	–	365	–	–
無形資產	13	32,444	12,042	10,679	–	18	89
		245,611	208,814	184,411	270,868	271,429	242,015
流動資產							
存貨及在製品	14	55,323	59,820	63,999	379	556	769
應收賬項及應收票據	15	162,876	141,763	143,866	36,774	33,480	35,758
可收回稅項		2,948	1,476	590	1,760	445	445
銀行結存、存款及現金		13,705	31,776	21,450	1,219	5,797	2,824
		234,852	234,835	229,905	40,132	40,278	39,796
流動負債							
應付賬項及費用	16	51,314	40,464	52,327	2,305	1,305	838
財務租賃責任	17	194	412	277	–	–	–
稅項		1,062	1,319	1,557	–	–	–
欠一主要股東款項	18	1,099	1,119	2,109	653	864	598
銀行貸款、透支及商業信貸	19	58,117	35,140	58,850	–	–	23,786
		111,786	78,454	115,120	2,958	2,169	25,222
流動資產淨值		123,066	156,381	114,785	37,174	38,109	14,574
非流動負債							
銀行貸款	20	115,771	116,685	63,265	109,036	109,988	56,293
財務租賃及貸款契約責任	17	250	364	376	–	–	–
遞延稅項	21	–	585	587	–	330	330
		116,021	117,634	64,228	109,036	110,318	56,623
		252,656	247,561	234,968	199,006	199,220	199,966
資金來源：							
股本	22	36,117	35,664	35,244	36,117	35,664	35,244
儲備		210,901	207,301	197,149	162,889	163,556	164,722
股東資金		247,018	242,965	232,393	199,006	199,220	199,966
少數股東權益		5,638	4,596	2,575	–	–	–
		252,656	247,561	234,968	199,006	199,220	199,966

權益變動表

截至十二月三十一日

		儲備							
	股本	股本溢價	重估儲備	綜合賬目引發之(商譽)／資本儲備	換算儲備	保留溢利	股息儲備	小計	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
奇勝工業集團									
於二零零一年一月一日之結存	35,244	139,322	19,419	(35,537)	(15,937)	85,529	4,353	197,149	232,393
發行：									
i) 因行使每股認股價1.30美元認股權而發行199,000股普通股份	60	394	–	–	–	–	–	394	454
ii) 因行使每股認股價0.819美元認股權而發行82,000股普通股份	24	93	–	–	–	–	–	93	117
iii) 因以股代息而發行之704,336股每股作價2.34坡元之普通股份	211	1,437	–	–	–	–	–	1,437	1,648
iv) 因以股代息而發行之415,261股每股作價2.28坡元之普通股份	125	822	–	–	–	–	–	822	947
因附屬公司改變報告貨幣而回撥之綜合賬目引發之商譽	–	–	–	1,480	–	–	–	1,480	1,480
因出售聯營公司而作出之商譽回撥	–	–	–	73	–	–	–	73	73
就一間聯營公司轉給外間權益之儲備所佔部份	–	–	–	(8,564)	–	–	–	(8,564)	(8,564)
所佔聯營公司之資產重估撥備	–	–	6,280	–	–	–	–	6,280	6,280
換算收益	–	–	–	–	3,754	–	–	3,754	3,754
股東應佔溢利	–	–	–	–	–	11,700	–	11,700	11,700
股息（附註7）	–	–	–	–	–	(5,936)	5,936	–	–
已派發股息	–	–	–	–	–	–	(7,317)	(7,317)	(7,317)
於二零零一年十二月三十一日之結存	35,664	142,068	25,699	(42,548)	(12,183)	91,293	2,972	207,301	242,965
發行：									
i) 因行使每股認股價1.9125坡元認股權而發行332,000股普通股份	100	535	–	–	–	–	–	535	635
ii) 因行使每股認股價1.30美元認股權而發行23,000股普通股份	7	45	–	–	–	–	–	45	52
iii) 因以股代息而發行441,199股每股作價2.14坡元之普通股份	132	812	–	–	–	–	–	812	944
iv) 因以股代息而發行712,264股每股作價2.145坡元之普通股份	214	1,314	–	–	–	–	–	1,314	1,528
所佔聯營公司之資產重估撥備	–	–	(197)	–	–	–	–	(197)	(197)
換算虧損	–	–	–	–	(1,539)	–	–	(1,539)	(1,539)
股東應佔溢利	–	–	–	–	–	7,993	–	7,993	7,993
股息（附註7）	–	–	–	–	–	(4,801)	4,801	–	–
已派發股息	–	–	–	–	–	–	(5,363)	(5,363)	(5,363)
於二零零二年十二月三十一日之結存	36,117	144,774	25,502	(42,548)	(13,722)	94,485	2,410	210,901	247,018

	股本 千坡元	股本溢價 千坡元	重估儲備 千坡元	儲備 保留溢利 千坡元	股息儲備 千坡元	小計 千坡元	合計 千坡元
奇勝工業							
於二零零一年一月一日之結存	35,244	139,322	3,651	17,396	4,353	164,722	199,966
發行：							
i) 因行使每股認股價1.30美元認股權而發行199,000股普通股份	60	394	–	–	–	394	454
ii) 因行使每股認股價0.819美元認股權而發行82,000股普通股份	24	93	–	–	–	93	117
iii) 因以股代息而發行之704,336股每股作價2.34坡元之普通股份	211	1,437	–	–	–	1,437	1,648
iv) 因以股代息而發行之415,261股每股作價2.28坡元之普通股份	125	822	–	–	–	822	947
換算收益	–	–	2,380	–	–	2,380	2,380
股東應佔溢利	–	–	–	1,025	–	1,025	1,025
股息（附註7）	–	–	–	(5,936)	5,936	–	–
已派發股息	–	–	–	–	(7,317)	(7,317)	(7,317)
於二零零一年十二月三十一日之結存	35,664	142,068	6,031	12,485	2,972	163,556	199,220
發行：							
i) 因行使每股認股價1.9125坡元認股權而發行332,000股普通股份	100	535	–	–	–	535	635
ii) 因行使每股認股價1.30美元認股權而發行23,000股普通股份	7	45	–	–	–	45	52
iii) 因以股代息而發行441,199股每股作價2.14坡元之普通股份	132	812	–	–	–	812	944
iv) 因以股代息而發行712,264股每股作價2.145坡元之普通股份	214	1,314	–	–	–	1,314	1,528
換算虧損	–	–	(1,568)	–	–	(1,568)	(1,568)
股東應佔溢利	–	–	–	3,558	–	3,558	3,558
股息（附註7）	–	–	–	(4,801)	4,801	–	–
已派發股息	–	–	–	–	(5,363)	(5,363)	(5,363)
於二零零二年十二月三十一日之結存	36,117	144,774	4,463	11,242	2,410	162,889	199,006

綜合現金流量表

截至十二月三十一日止年度

	二零零二年 千坡元	二零零一年 千坡元
經營業務之現金流量:		
未計所佔聯營公司業績前之(虧損)/溢利	(3,283)	6,795
非涉及現金流量之調整:		
奇勝工業集團就往年度把一間聯營公司無形資產之外間權益錯誤分配予母公司而作出攤銷之調整	–	(9,853)
遞延支出攤銷	2,215	1,530
商譽攤銷	313	32
固定資產折舊	7,405	7,634
固定資產撇除	170	81
出售上市證券投資之收益	–	(2,400)
出售一間聯營公司股份之收益	–	(583)
利息支出	7,206	9,172
利息收入	(4,869)	(5,982)
奇勝工業集團所佔一間聯營公司無形資產之減值虧損	–	998
出售固定資產之淨(收益)/虧損	(106)	47
計算營運資金變動前之營業溢利	9,051	7,471
存貨及在製品	4,680	5,131
應收賬項及應收票據	(20,281)	5,445
應付賬項及費用	10,223	(13,923)
欠一主要股東款項	(20)	(990)
經營業務所產生之淨現金	3,653	3,134
已付利得税	(1,499)	(2,123)
已付利息	(7,206)	(9,172)
已收利息	4,869	5,982
經營業務使用之現金淨額	(183)	(2,179)
投資活動之現金流量:		
買入附屬公司(已扣除既得之現金)(附註A)	138	386
已收聯營公司之股息	307	502
於聯營公司之投資	(12,258)	–
買入無形資產	(11,325)	–
遞延支出	(1,395)	(1,420)
出售固定資產	816	471
購入固定資產	(8,060)	(13,624)
購入其他投資	(10,397)	–
出售上市證券投資	–	5,453
投資活動使用之現金淨額	(42,174)	(8,232)

	二零零二年 千坡元	二零零一年 千坡元
融資活動之現金流量：		
銀行貸款	20,765	29,371
已付股息	(5,363)	(7,317)
發行股份（已扣除開支）	3,159	3,166
長期應收賬款	7,317	(7,570)
少數股東權益	(410)	2,683
財務租賃及貸款契約責任	(289)	78
融資活動所產生之現金淨額	25,179	20,411
貨幣調整	(2,191)	(13)
現金之（減少）／增加淨額	(19,369)	9,987
年初之現金	30,865	20,878
年末之現金（附註B）	11,496	30,865

A. **收購附屬公司**

	二零零二年 千坡元	二零零一年 千坡元
收購附屬公司之影響撮要：		
現金	139	641
固定資產	2	581
存貨及在製品	183	952
應收賬項及應收票據	281	3,500
應付賬項及費用	(627)	(2,060)
可收回稅項	–	14
少數股東權益	–	(1,929)
收購（負債）／資產淨值	(22)	1,699
商譽	23	201
把一間聯營公司投資重新分類為一間附屬公司投資	–	(1,645)
已付代價	1	255
減去現金	(139)	(641)
收購所引發之現金流量（已扣除既得之現金）	(138)	(386)

B. **年末現金之組成：**

	二零零二年 千坡元	二零零一年 千坡元
銀行結存、存款及現金	13,705	31,776
銀行透支	(2,209)	(911)
	11,496	30,865

賬目附註

截至二零零二年十二月三十一日

1. 緒言

奇勝工業乃一間在新加坡共和國註冊成立之公司，其公司註冊地址為新加坡郵區619699，第四振美路五號，並於新加坡交易所股票交易公司主板上市。

奇勝工業之主要業務為一般控股投資公司及執行奇勝工業集團地區性總部之職能。

奇勝工業集團附屬公司之主要業務包括發展、產製及推廣電器配件、電子控制裝置及有關產品。

奇勝工業及奇勝工業集團截至二零零二年十二月三十一日止之財務報告於二零零三年四月二十一日之董事會授權公佈。

2. 主要會計政策之撮要

會計基準

賬目乃根據歷史成本會計基準及以新加坡元表達而編製。賬目乃根據新加坡公司法及新加坡會計準則而編製。

奇勝工業採用所有於是年度生效之適用的新增及經修訂的新加坡會計準則。採用此等新增或經修訂之會計準則所帶來之影響披露在本報告之附註23。

綜合基準

綜合賬目合併了奇勝工業及其附屬公司截至每年十二月三十一日止年度之賬目。

奇勝工業集團內公司之間的所有重大交易及結餘已於編製綜合賬目時被剔除。

海外附屬公司之賬目按資產負債表結算日之滙率約數換算為新加坡元。所有外幣換算之調整均直接撥入儲備。

商譽

商譽代表於收購日奇勝工業集團之投資成本較於所收購附屬公司或聯營公司所佔之資產公平淨值所高出之差額。負商譽代表奇勝工業集團於所收購附屬公司或聯營公司所佔之資產公平淨值較投資成本高出之差額。

由二零零一年一月一日起，奇勝工業集團採用會計準則第二十二號－商業合併（經修訂）及以20年期攤銷商譽。二零零一年一月一日前因購併而產生之商譽全數計入股東權益；此商譽並未有在會計準則第二十二號－商業合併（經修訂）容許之情況下，作出具追溯性之資本化及攤銷。出售一個體之收益或虧損中包括與該個體有關之未攤銷商譽結存，或於二零零一年一月一日前因購併而全數計入股東權益之商譽。

負值商譽以與商譽同樣之分類列賬於資產負債表。當負值商譽是關於可確實衡量之預期未來虧損及支出，但是並不代表可確定負債之情況下，與在未來虧損及支出發生時有關部份之負值商譽將於損益表中確認。任何剩餘之負值商譽，以不超出購入之非貨幣性資產的公平價值，按該等資產的剩餘可使用年期之加權平均數於損益表中確認。超出該等資產的公平價值之負值商譽馬上於損益表中確認。

財務資產

財務資產包括現金及銀行存款、貿易及其他應收賬項及投資。貿易及其他應收賬項按其票面值減去就預期不能收回賬項之適當撥備列賬。附屬公司及聯營公司之投資及其他投資按以下段落中描述之基準列賬。

財務負債及權益

財務負債及股份權益工具按合約安排之本質分類。財務負債包括財務租賃責任、貿易及其他應付賬，銀行貸款及透支。財務租賃責任之會計政策概括如下。貿易及其他應付賬按其票面值列賬。銀行貸款及透支以收到款項除去手續費用列賬。財務成本以應付基準（有效收益率方法）計算，於有關期間產生而未清還之財務成本，將加於相應之財務工具賬面值上。股份權益工具以收到款項除去淨發行成本列賬。普通股份股息於宣佈當期於股東權益確認。認股權證於行使時記錄，行使價分別列賬於股本及股本溢價中。

外幣交易

外幣交易以交易當日之滙率換算為坡元列賬。於資產負債表日，貨幣結存及以公平價值表示之外幣結存均以資產負債表日之滙率換算列賬。所有已變現及未變現滙率調整收益及虧損均於損益表中報賬，除非該滙率差異是由奇勝工業於海外附屬公司淨投資之伸延而產生之內部貨幣項目，此等差異則直接計入儲備當中。

營業額

奇勝工業集團之營業額乃向外界客戶銷售貨品及提供服務之已收及應收淨額。奇勝工業之營業額乃股息收入，於是年度提供地區性總部服務予奇勝工業集團內公司之管理及推廣服務費及有關收入。

折舊與攤銷

固定資產乃按成本，減累計折舊及當估計其可收回金額低於其現值時減去任何減值虧損計算。

租賃土地及房產之成本乃以個別尚餘租賃年期按年分期攤銷。永久及長期租賃土地、發展中物業及在建中機械並無攤銷。

其他固定資產之成本於其估計可用年期按以下折舊率以餘額遞減法或直線法每年折舊：

租約房產裝修	–	10%至33¹/₃%
傢俬、裝置及設備	–	5%至20%
機械及設備	–	10%至33¹/₃%
機動車輛	–	15%至33¹/₃%
工模及工具	–	20%至30%

財務租賃之資產乃根據其預期可用年期，或租賃年期（如較短者），如擁有資產般同樣計算折舊。

營業前支出

奇勝工業集團內公司未全面運作前之營業前支出被視為需要令此等公司能具備適當條件，以商業基準接受及處理訂單的必須支出，並於發生年度內在損益賬支銷。

研究及發展支出

除於遞延支出列為資本性支出外，研究及發展支出於投入年度內在損益賬支銷。

退休福利成本

界定供款退休福利計劃（包括政府管理退休計劃）均列作支出支銷。

所得稅

稅務支出按稅務影響會計基準決定，採用負債法計算，當中包括就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之所有顯著暫時時間差別計算而產生之遞延稅項負債。除有合理理由相信遞延稅項資產可變現，遞延稅項資產將不被列賬。

遞延稅項從損益表中計入或支銷，除非有關項目直接於股本中計入或支銷，於該情況下，相應之遞延稅項將於股本中處理。因於同一稅務機關所徵收之所得稅而引發之相關遞延稅項資產及負債可以互相抵銷。

在建中之固定資產

在建中之固定資產乃按成本於完成建造及可被歸類為固定資產之一個指定類別時列賬於資產負債表。成本包括購買價值及所有與建造有關所引致之直接成本。

當在建中之固定資產被有效地使用時，會根據以上的折舊率折舊。

租賃資產

如租賃之條文轉嫁大部份擁有權之風險及回報予奇勝工業集團，該租賃會被列為財務租賃。財務租賃之資產會以購入日期之公平價格資本化，而相對的租賃承擔會被列為租賃者之責任。財務費用為一切總租賃承擔與該等資產公平價格之差額，將會在損益表上按租賃年期支銷以記錄固定的週期性利率。

其他租賃皆列為營業性租賃，應付之年租乃按租賃年期以直線法分別於損益表支銷。

所佔附屬公司權益

所佔附屬公司權益乃根據成本減去可取回淨值之任何損值。

聯營公司

聯營公司乃奇勝工業集團長線投資之非附屬公司，而奇勝工業集團持有其相當數量之表決股權，並可由奇勝工業集團對其行使重大影響力，包括參與製訂財務及經營政策，但不控制該等政策之決定。

在奇勝工業資產負債表內之聯營公司之權益乃根據投資成本減去可取回淨值之任何損值，而在奇勝工業集團資產負債表內以投資成本加上奇勝工業集團所佔之未分派收購後之儲備列賬。

聯營公司業績之入賬乃由奇勝工業按是年度已收及應收股息計算，奇勝工業集團則以權益會計方法入賬。

其他投資

作長線持有之其他投資乃以成本減去可取回淨值之任何損值入賬。作短線持有之其他投資乃按成本或市值二者中之較低者列賬。

遞延支出

遞延支出為購入製造新產品專業訣竅之既得權利之成本及發展能合理地確定其商業價值之新產品中產生之支出，成本以直線法由購入日期起分五年攤銷。當損值的跡象出現，遞延支出的現值會重新估計並即時減至其可取回值。

資產的減值

於每年資產負債表結算日，奇勝工業及奇勝工業集團會檢視其有形及無形資產有否任何減值之跡象。如有任何該等跡象存在，該資產的可取回值將重新估計以決定減值損失的數目。若某單一資產的可取回值不可能估計，奇勝工業會估計該資產所屬之現金產生單位的可取回值。如任何資產或現金產生單位之可取回值預期低於其賬面值，該資產或現金產生單位之賬面值會減少至可取回值。減值損失馬上確認為支出。

當減值損失於其後逆轉，其資產或現金產生單位之賬面值可增加至經修訂之預期可取回值，但不可高於前期未作資產減值時之數額。資產減值逆轉會馬上被確認作收入。

存貨及在製品

存貨及在製品乃根據成本和可變現淨值二者中之較低值列賬。成本包括直接原料，以及直接工資與促使存貨及在製品致現時位置及情況之費用（如適用），均以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

撥備

撥備乃就奇勝工業及奇勝工業集團就以往事故而導致須於現在承擔之責任之可合理估計之經濟效益外流數額而確認。

現金

現金流量表內之現金包括現金及等值現金減去銀行透支。

3. 營業額

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
產品銷售	186,016	197,291

	奇勝工業	
	二零零二年	二零零一年
	千坡元	千坡元
物料銷售	1,903	598
技術支援服務	1,646	1,214
管理及推廣服務費收入	3,958	4,014
股息收入	11,858	4,310
利息收入	3,021	3,808
銷售佣金	426	481
	22,812	14,425

4a.　未計特殊項目前（虧損）／溢利

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
已減除以下項目：				
作廢存貨之撥備	244	211	–	–
遞延支出之攤銷	2,215	1,530	18	71
商譽之攤銷	313	32	–	–
核數師酬金：				
應付奇勝工業之核數師				
核數服務：				
是年度	89	68	46	46
上年度不足撥備	8	–	5	2
非核數服務	20	11	18	9
應付其他核數師				
核數服務：				
是年度	407	378	55	38
上年度不足／（過量）撥備	42	4	10	(6)
非核數服務	71	49	–	–
壞賬之撇除	12	9	–	–
董事酬金：				
袍金	105	105	105	105
其他酬金	1,536	1,570	467	354
固定資產之折舊	7,405	7,634	818	701
匯兑淨虧損	1,492	–	148	–
固定資產之撇除	170	81	26	15
借款利息支出：				
銀行貸款及透支	7,174	9,131	4,041	5,407
財務租賃及貸款契約責任	32	41	–	–
於一間附屬公司投資之損值	–	–	5,518	–
出售固定資產之虧損	9	293	1	2
存貨之撇除	–	68	–	–
員工費用（不包括董事酬金）	29,707	28,454	3,860	3,951
及經計入：				
股息收入（總）：				
附屬公司	–	–	11,858	4,310
其他	622	–	–	–
滙兑淨收益	–	1,146	–	919
出售固定資產之收益	115	246	1	69
利息收入：				
銀行	222	472	45	42
附屬公司欠款	–	–	1,045	1,458
聯營公司欠款	839	433	582	408
應收貨款及其他應收賬項	3,400	4,324	941	1,147
長期應收賬項	408	753	408	753
已收附屬公司管理費	–	–	3,958	4,014

奇勝工業集團及奇勝工業於二零零二年十二月三十一日之僱員人數分別為2,627人（二零零一年：2,492人）及66人（二零零一年：67人）。

b. **特殊項目**

根據新加坡會計準則第8號(二零零一年修訂),以往被列為特殊項目之事項現被歸類為經常性業務之一部份。然而,該類對奇勝工業集團有重大影響之非經常性業務之事項將被分別披露為特殊項目。特殊項目之詳情如下:

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
出售聯營公司股份之收益	—	583	—	—
出售上市證券之收益	—	2,400	—	—
奇勝工業集團於一間聯營公司無形資產損值所佔之損失	—	(998)	—	—
奇勝工業集團就往年度把一間聯營公司無形資產之外間權益錯誤分配予母公司而作出攤銷之調整	—	9,853	—	—
業務重組成本	—	(3,310)	—	(50)
	—	8,528	—	(50)

5. **稅項**

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
奇勝工業及其附屬公司				
本年度稅項:				
按本年度溢利之稅務撥備	(1,696)	107	—	—
新加坡以外地區之附屬公司所引發之海外稅項	1,294	936	—	—
前年度不足/(過量)撥備	163	(76)	93	—
遞延稅項:				
按本年度溢利之稅務撥備	59	2	—	—
前年度過量撥備	(162)	(21)	—	—
前年度遞延稅項資產不足撥備(已扣除年中所用額)	(695)	—	(695)	—
所佔聯營公司之稅項				
海外稅項:				
按本年度溢利之稅務撥備	6,715	4,514	—	—
前年度(過量)/不足撥備	(442)	230	—	—
	5,236	5,692	(602)	—

海外税項乃按有關司法管轄之現行税率計算。如税率與法定税率不符，此主要由於非可減免支出所致。

奇勝工業於一九九二年六月取得由一九九二年十月一日起為期五年之營運總部地位。根據此項税務優惠，從認可合資格公司取得之股息收入可獲税務豁免。經濟發展局其後批准延長另一由一九九七年十月一日至二零零二年九月三十日為期五年之營運總部地位。根據最近就入息税條例之修訂，其中包括於二零零三年一月一日生效的一層企業徵税制度，在此制度之下，只會在企業層徵收税項，而奇勝工業派給其股東之任何股息將可獲税務豁免，連同在二零零三年預算案所提議於二零零三年六月一日生效之容許某些海外股息收入之税務豁免；奇勝工業於二零零二年十月一日其營運總部地位期滿後沒有繼續申請延長其營運總部之地位。

入息税支出與根據新加坡入息税率22%（二零零一年：24.5%）計算之入息税不同之成因如下：

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
根據法定税率計算之入息税支出	3,172	4,062	650	251
加／（減）：				
海外業務採用不同税率之影響	1,704	35	–	–
不予徵税之收入	(714)	(880)	(1,288)	(1,753)
不獲税務豁免之支出	3,733	1,558	1,802	597
不獲税務豁免之損失	1,361	2,596	–	933
應用資本補貼／税項損失	(2,926)	(1,423)	(1,148)	(7)
前年度（過量）／不足撥備	(441)	133	93	–
前年度遞延税項資產不足撥備（已扣除年中所用額）	(695)	–	(695)	–
其他	42	(389)	(16)	(21)
採用有效税率之總入息税款支出	5,236	5,692	(602)	–

6. 每股盈利

每股基本盈利乃根據奇勝工業集團股東應佔溢利7,993,000坡元（二零零一年：11,700,000坡元）及按年內奇勝工業已發行每股面值0.30坡元普通股股份之加權平均數119,179,004股（二零零一年：118,016,125股）計算。

全面攤薄之每股盈利乃根據股東應佔奇勝工業集團之溢利7,993,000坡元（二零零一年：11,700,000坡元）除以假設所有認股權持有者行使奇勝工業之認股權後所得每股面值0.30坡元奇勝工業普通股加權平均數119,518,654股（二零零一年：118,829,024股）計算。

	奇勝工業集團			
	二零零二年		二零零一年	
	基本	攤薄	基本	攤薄
	千坡元	千坡元	千坡元	千坡元
股東應佔溢利	7,993	7,993	11,700	11,700

	奇勝工業集團			
	二零零二年		二零零一年	
	股份數目		股份數目	
	千	千	千	千
普通股股份之加權平均數目	119,179	119,179	118,016	118,016
可攤薄潛在普通股份之調整	–	340	–	813
計算每股盈利之普通股股份之加權平均數	119,179	119,519	118,016	118,829
每股盈利(坡仙)	6.7	6.7	9.9	9.8

7. **股息**

	奇勝工業集團及奇勝工業	
	二零零二年	二零零一年
	千坡元	千坡元
已派發上年度附加末期股息	2	2
已派發中期股息:		
每股面值0.3坡元普通股之稅務豁免股息2.0坡仙(二零零一年:2.5坡仙)	2,389	2,962
建議派發末期股息:		
每股面值0.3坡元普通股之稅務豁免股息2.0坡仙(二零零一年:2.5坡仙)	2,410	2,972
	4,801	5,936

根據奇勝工業之以股代息計劃,股東可選擇收取股票替代以現金收取其應得之二零零二年十二月三十一日止中期股息及建議派發之末期股息。

8. 固定資產

	永久擁有租賃土地及房產	發展中物業	租約房產裝修	傢俬、裝置及設備	機械及設備	機動車輛	工模及工具	在製機械	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
奇勝工業集團									
成本:									
年初結存	38,423	7,306	9,783	16,030	33,894	3,865	14,553	250	124,104
貨幣調整	(2,063)	(435)	(538)	(781)	(1,890)	(191)	(810)	(15)	(6,723)
增加	71	536	1,413	1,969	2,393	541	900	239	8,062
重新分類	–	–	–	18	(18)	–	351	(351)	–
撤除	–	–	(1,256)	(255)	(5)	–	(1)	–	(1,517)
出售	–	–	(3,776)	(389)	(861)	(396)	(1,987)	(41)	(7,450)
年終結存	36,431	7,407	5,626	16,592	33,513	3,819	13,006	82	116,476
累計折舊:									
年初結存	5,312	–	8,016	9,428	23,136	2,162	9,548	–	57,602
貨幣調整	(277)	–	(467)	(487)	(1,312)	(115)	(527)	–	(3,185)
是年度費用	851	–	819	1,691	2,537	471	1,036	–	7,405
重新分類	–	–	–	1	(1)	–	–	–	–
撤除	–	–	(1,111)	(232)	(3)	–	(1)	–	(1,347)
出售	–	–	(3,815)	(365)	(737)	(350)	(1,473)	–	(6,740)
年終結存	5,886	–	3,442	10,036	23,620	2,168	8,583	–	53,735
上年度折舊費用	872	–	939	1,647	2,603	479	1,094	–	7,634
賬面淨值:									
年初結存	33,111	7,306	1,767	6,602	10,758	1,703	5,005	250	66,502
年終結存	30,545	7,407	2,184	6,556	9,893	1,651	4,423	82	62,741

	租約房產裝修	傢俬、裝置及設備	機械及設備	機動車輛	工模及工具	合計
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
奇勝工業						
成本:						
年初結存	831	1,952	2,496	540	1,075	6,894
增加	1	355	41	–	36	433
出售	–	(4)	(26)	–	(283)	(313)
撤除	(323)	(218)	(5)	–	(1)	(547)
年終結存	509	2,085	2,506	540	827	6,467
累計折舊:						
年初結存	353	803	1,171	213	725	3,265
是年度費用	102	240	281	77	118	818
出售	–	(2)	(23)	–	(235)	(260)
撤除	(313)	(204)	(3)	–	(1)	(521)
年終結存	142	837	1,426	290	607	3,302
上年度折舊費用	46	205	212	51	187	701
賬面淨值:						
年初結存	478	1,149	1,325	327	350	3,629
年終結存	367	1,248	1,080	250	220	3,165

奇勝工業集團之固定資產賬面淨值包括財務租賃資產及貸款契約資產為904,000坡元（二零零一年：1,042,000坡元）。

再者，奇勝工業集團某些租賃土地及房產賬面淨值為4,854,000坡元（二零零一年：5,130,000坡元）已抵押予銀行作為奇勝工業集團樓宇按揭貸款之抵押。

永久擁有，租賃土地及房產及發展中物業之詳情如下：

位置	敘述	租賃年期
香港		
香港新界葵涌葵榮路27-31號 第36地段成美工業大廈六樓A室	609.9平方米 之寫字樓及貨倉	50年長期租賃
香港新界葵涌葵榮路27-31號 第36地段成美工業大廈六樓B室	609.9平方米 之寫字樓及貨倉	50年長期租賃
香港新界葵涌葵榮路13-19號 第26地段錦濱工業大廈一樓A及B室	1,116.7平方米之一般、 研究及發展寫字樓	50年長期租賃
香港九龍九龍塘歌和老街14號 第2732地段翠亨園四樓D室、 天台D室及5號停車位	各99.2平方米 之住宅及天台	50年長期租賃
中國		
中國廣東省廣州市環市東路 371-375號廣州世界貿易中心大廈 北塔三十三樓3305室	98.04平方米 之寫字樓	50年長期租賃
中國廣東省廣州市環市東路 371-375號廣州世界貿易中心大廈 北塔三十三樓3304室	150.61平方米 之寫字樓	50年長期租賃
中國廣東省惠州市 龍豐上排發展區九區D1地段	8,048.49平方米 之工人宿舍	70年長期租賃
中國深圳深南東路5002號 信興廣場地王商業中心十五樓9-16室	1,092平方米 之寫字樓	50年長期租賃
中國廣東省惠州市平南工業區 第四十八發展區二十三小區	100,173平方米 之未發展用地	50年長期租賃
中國北京朝陽區農展區南路九號 北京景園大廈三座15B、16B及3C室	588平方米 之投資用地	70年長期租賃
中國廣東省惠州市 仲愷高新技術產業開發區23、27及76小區	126,524平方米 之未發展用地	50年長期租賃
印尼		
Kawasan Industri Pasar Kemis Jl Putra Utama Kav, D1-D2 Tangerang 15560 Indonesia	4,542.17平方米之 寫字樓、貨倉及 生產廠房（土地面積 =19,525平方米）	20-30年中期租賃

位置	敘述	租賃年期
馬來西亞 Lot 401, Block N PD, Perdana Condo Resort, Port Dickson, Negeri Sembilan	78平方米 之住宅用地	永久擁有
1 Jln Kawat 15/18, Section 15 Shah Alam Selangor, West Malaysia	14,020平方米之寫字樓、 貨倉及生產廠房(土地 面積=20,438.50平方米)	99年長期租賃
26 Jln Kawat 15/19, Section 15 Shah Alam, Selangor, West Malaysia	5,168平方米之寫字樓 及貨倉(土地面積= 7,386平方米)	99年長期租賃
中東 Plot No. E25, Sharjah Airport International Free Zone, Sharjah, United Arab Emirates	1,971平方米 之寫字樓及貨倉 (土地面積=4,000平方米)	25年中期租賃
新加坡 Lot No. 1257 of Mukim 6, 5 Fourth Chin Bee Road, Singapore	2,872.89平方米之寫字樓、 貨倉及生產廠房(土地面積 =4,681.60平方米)	60年長期租賃
越南 Bien Hoa Industrial Zone 1 An Binh Ward, Bien Hoa City Dong Nai Province, Vietnam	2,642平方米之寫字樓及 生產廠房(土地面積 =5,738.80平方米)	20年中期租賃
巴基斯坦 Plot No. 101 & 102 Sector 15, Korangi Industrial Area Karachi, Pakistan	1,668.17平方米 之工業用地	99年長期租賃
英國 Flat 9, Washington House, 20 Basil Street London SW3, England	176.52平方米 之職員宿舍	72年長期租賃

9. 所佔附屬公司權益

	奇勝工業	
	二零零二年	二零零一年
	千坡元	千坡元
非上市股份投資成本	149,605	147,813
減:減值虧損	(5,518)	—
	144,087	147,813
附屬公司欠款(非貿易)	118,461	102,935
附屬公司欠款(貿易)	5,437	6,471
欠附屬公司款項(非貿易)	(5,205)	(1,210)
	262,780	256,009
減值虧損之變動:		
是年度費用	5,518	—

附屬公司之詳情載於財務報表賬目附註28。欠附屬公司款項及附屬公司欠款沒有固定還款期及部份款項收取市場現行利率之利息。

10. 所佔聯營公司權益

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
非上市股份投資成本	56,345	54,840	18	18
所佔收購後儲備	72,701	57,343	—	—
	129,046	112,183	18	18

主要聯營公司之詳情載於財務報表賬目附註29。

或然負債事項之補充

奇勝工業集團擁有52.45%股權之澳洲聯營公司Gerard Industries (No 3) Pty Ltd.(「GI3PL」),其截至二零零二年六月三十日之財務報告中之核數師報告書包括以下之補充事項:

「該聯營公司之控股公司收到有關於澳洲稅務局重估之稅額通知徵收稅款116,300,000澳元(二零零一年:70,200,000澳元)。該總稅額分別由兩個事項所組成,如下:

	二零零二年	二零零一年
	百萬澳元	百萬澳元
主要稅項	56.9	32.4
罰款	35.2	23.2
利息	24.2	14.6
	116.3	70.2

控股公司之董事反對以上之稅務評估,否認此負債並指派其公司律師將該兩個事項轉介澳洲聯邦法院訴訟。由於可能未能在數年內得出最終結果,現在不能就此作出可靠之決定,因而沒有於GI3PL財務報告中作出任何撥備反映有關負債。」

奇勝工業董事局認為,基於GI3PL未來盈利能力,及考慮上述有關或然負債事項,GI3PL之價值將不會低於其現時在奇勝工業之賬面值,故無須為奇勝工業於GI3PL之投資按照新加坡會計準則第36號作出減值準備。

11. 其他投資

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
上市證券	10	10	—	—
非上市證券	10,397	—	—	—
公司會籍成本	194	194	194	194
	10,601	204	194	194
上市證券市值	10	10	—	—

12. 長期應收賬項

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
有抵押 附註12(a)	4,346	11,561	4,346	11,561
無抵押 附註12(b)	6,220	6,322	–	–
	10,566	17,883	4,346	11,561

a. 有抵押長期應收賬中包括奇勝工業給與一項貸款予澳洲著名的照明產品製造商Pierlite Pty Ltd(「Pierlite」)之股東,作為取得認股權以收購Pierlite之49%股權及於行使此認股權時以作為未償還貸款之代價。此貸款收取市場現行利率加上0.75%邊際利率之利息,及須每半年分期償還1,250,000美元,直至二零零四年十月三十一日繳付最後一期為止。此認股權可於二零零二年八月十三日至貸款完全償還期間行使。

b. 無抵押長期應收賬包括:

i) 一項予Pierlite作為擴展照明產品業務之用之貸款,數額為2,959,000坡元(二零零一年:2,854,000坡元)。此貸款收取市場現行利率之利息及無特定之還款期限;及

ii) 一項予一貿易夥伴以改善其對於奇勝工業集團產品之銷售及分銷能力之貸款,金額為3,261,000坡元(二零零一年:3,468,000坡元),此貸款收取市場現行利率之利息及無特定之還款期限。

13. 無形資產

a. 遞延支出

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
產品發展支出及取得專業訣竅之成本	16,631	16,054	356	356
減:累計攤銷	(6,736)	(4,773)	(356)	(338)
	9,895	11,281	–	18

b. 市場專利權

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
成本	11,325	–	–	–

c. 商譽

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
收購附屬公司及聯營公司所引起之商譽	11,569	793	–	–
減：累計攤銷	(345)	(32)	–	–
	11,224	761	–	–
合計	32,444	12,042	–	18

累計攤銷之變動－遞延支出：

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
於一月一日結存	4,773	3,171	338	267
貨幣調整	(252)	172	–	–
撇除	–	(100)	–	–
是年度準備	2,215	1,530	18	71
於十二月三十一日結存	6,736	4,773	356	338
累計攤銷之變動－商譽：				
於一月一日結存	32	–	–	–
是年度準備	313	32	–	–
於十二月三十一日結存	345	32	–	–

14. 存貨及在製品

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
a. 在製品成本	1,659	1,911	379	556
原料	9,024	10,450	–	–
製成品	44,640	47,459	–	–
已扣除下列準備之賬面淨值	53,664	57,909	–	–
	55,323	59,820	379	556

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
b. 作廢存貨準備之分析		
於一月一日結存	1,565	1,305
貨幣調整	(67)	49
存貨撇除	(265)	–
是年度準備	244	211
於十二月三十一日結存	1,477	1,565

15. 應收賬項及應收票據

		奇勝工業集團		奇勝工業	
		二零零二年	二零零一年	二零零二年	二零零一年
		千坡元	千坡元	千坡元	千坡元
a.	應收貨款	93,443	81,834	–	–
	聯營公司欠款(貿易)	14,075	10,810	1,571	842
	關連人仕欠款(貿易)	221	186	–	–
	減:呆賬準備	(3,577)	(5,605)	–	–
		104,162	87,225	1,571	842
	聯營公司欠款(非貿易)	23,053	18,790	13,754	14,401
	關連人仕欠款(非貿易)	71	73	2	2
	有抵押貸款 附註12(a)	4,346	–	4,346	–
	存款及預付款項	5,436	9,751	329	77
	其他應收賬項 附註15(d)	25,808	25,924	16,772	18,158
		162,876	141,763	36,774	33,480
b.	呆賬準備之分析				
	於一月一日結存	5,605	5,357	–	–
	貨幣調整	(267)	279	–	–
	壞賬之撇除	(1,761)	(31)	–	–
	於十二月三十一日結存	3,577	5,605	–	–

c. 關連人仕為有共同直接或間接股東及/或董事之個體。如某一方擁有控制另一方或能對另一方在製訂財務及營業決定上產生重大影響時,則雙方被視為關連人仕。

本財務報表中之關連人仕為對奇勝工業有重大影響之金山工業(集團)有限公司直接或間接擁有或控制之個體(見附註18)。

d. 其他應收賬項主要包括:

i) 出售一間聯營公司部份權益予一獨立第三者之最後一期未償還銷售款項,金額為2,121,000坡元(二零零一年:4,091,000坡元)。此貸款收取市場現行利率之利息及還款期限伸延至二零零三年;及

ii) 予一貿易夥伴以促進其銷售及分銷奇勝工業集團產品之能力之貸款,金額為13,042,000坡元(二零零一年:13,583,000坡元)。此貸款收取商業市場現行利率之利息及無特定之還款期限。

16. 應付賬項及費用

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
應付賬項及費用	28,502	25,680	2,296	1,298
欠聯營公司款項:				
貿易	20,823	13,073	–	–
非貿易	619	735	–	–
欠關連人士款項 附註15(c):				
貿易	684	898	–	–
非貿易	686	78	9	7
	51,314	40,464	2,305	1,305

17. 財務租賃及貸款契約責任

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
於一年內	203	426
於二至五年內	274	401
應付貸款契約總支出	477	827
減:分配於未來時期之費用	(33)	(51)
貸款契約責任之現值	444	776
減:列於流動負債於一年內須償還款項	(194)	(412)
於二至五年內須償還款項	250	364

18. 欠一主要股東款項

奇勝工業之主要股東為金山工業(集團)有限公司(「金山工業」),為一間於香港註冊成立之有限公司,其股份於香港聯合交易所上市。金山工業透過其於新加坡註冊及上市之附屬公司GP工業有限公司投資於奇勝工業。此欠一主要股東款項收取商業利率之利息及無特定還款期。

19. 銀行貸款、透支及商業信貸

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
一年內須償還之銀行貸款 附註20(a)	4,901	1,514	–	–
短期貸款	41,804	28,076	–	–
銀行透支	2,209	911	–	–
商業信貸	9,203	4,639	–	–
	58,117	35,140	–	–
其為:				
有抵押	233	214	–	–
無抵押	57,884	34,926	–	–
	58,117	35,140	–	–

奇勝工業集團之某些租賃土地及房產已抵押予銀行以取得上述之有抵押銀行借款（見附註8）。

20. 銀行貸款

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
a. 銀行貸款：				
有抵押	829	1,016	–	–
無抵押 附註20(b)	119,843	117,183	109,036	109,988
	120,672	118,199	109,036	109,988
減：於一年內須償還款項 附註19				
有抵押	(233)	(214)	–	–
無抵押	(4,668)	(1,300)	–	–
	(4,901)	(1,514)	–	–
	115,771	116,685	109,036	109,988

銀行貸款須於下列年期內償還：

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
超過一年但不逾兩年	110,535	3,709	105,536	–
超過兩年但不逾五年	5,236	112,838	3,500	109,988
超過五年	–	138	–	–
	115,771	116,685	109,036	109,988

奇勝工業集團之部份租賃土地及房產已抵押予銀行以取得上述之有抵押銀行借款（見附註8）。

b. 可轉讓貸款

二零零二年之無抵押銀行貸款包括一項於二零零一年九月經由銀團貸款取得之40,000,000美元及36,000,000坡元可轉讓貸款，以作為再融資現有之40,000,000美元可轉讓貸款及提供額外投資資金及營運資金之用途。

可轉讓貸款美元部份之利息基準以新加坡銀行同業拆息加1.10%邊際利率計算，其坡元部份以掉期利率加1.10邊際利率計算。可轉讓貸款於二零零四年九月償還。

21. 遞延税項資產／（負債）

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
遞延税項資產	526	–	526	–
遞延税項負債	(313)	(585)	(161)	(330)
淨遞延税項資產／（負債）	213	(585)	365	(330)

奇勝工業集團及奇勝工業之淨遞延稅項資產變動如下：

	累計稅項折舊	稅項損失	其他暫時差距	合計
	千坡元	千坡元	千坡元	千坡元
奇勝工業集團				
二零零一年一月一日之結存	(587)	–	–	(587)
貨幣調整	(17)	–	–	(17)
列作是年度收入	19	–	–	19
二零零一年十二月三十一日之結存	(585)	–	–	(585)
是年度收入／(支出)	331	526	(59)	798
二零零二年十二月三十一日之結存	(254)	526	(59)	213

	累計稅項折舊	稅項損失	合計
	千坡元	千坡元	千坡元
奇勝工業			
二零零一年一月一日之結存	(330)	–	(330)
計入是年度收入	–	–	–
二零零一年十二月三十一日之結存	(330)	–	(330)
計入是年度收入	169	526	695
二零零二年十二月三十一日之結存	(161)	526	365

22. 股本

	奇勝工業集團及奇勝工業	
	二零零二年	二零零一年
	千坡元	千坡元
法定：		
200,000,000股每股面值0.30坡元普通股	60,000	60,000
已發行及繳足：		
120,389,856股(二零零一年：118,881,393股)每股面值0.30坡元普通股	36,117	35,664

於是財政年度，奇勝工業發行以下普通股股份：

i) 就認股權持有人行使根據奇勝工業認股權計劃授予之認購權，以現金每股1.9125坡元發行332,000股每股面值0.30坡元之普通股。

ii) 就認股權持有人行使根據奇勝工業高級職員認股權計劃授予之認購權，以現金每股1.30美元發行23,000股每股面值0.30坡元之普通股。

iii) 就奇勝工業之以股代息計劃，以每股2.14坡元發行441,199股每股面值0.30坡元之普通股予選擇以股替代其可收取之二零零一年度末期股息之股東。

iv) 就奇勝工業之以股代息計劃，以每股2.145坡元發行712,264股每股面值0.30坡元之普通股予選擇以股替代其可收取之二零零二年度中期股息之股東。

奇勝工業尚未行使之認股權之細節詳載於董事局報告書中第18(f)段。

23. **前期調整**

由二零零二年一月一日起，奇勝工業集團為遵守會計準則第12號就遞延税項資產處理上之新要求，調整其有關之會計政策。奇勝工業集團採用新加坡會計準則第8號所容許之另類處理方法，把該等調整之影響計入財務年度損益表中，而不是以標準處理方法計入前期之累積溢利中。

若奇勝工業集團以標準處理方法作出前期調整，其備考損益表，累積溢利表及若干資產負債表項目將列賬如下：

損益表

	奇勝工業集團			
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
	(重新編製備考)		(如年報所載)	
未計特殊項目前之虧損	(3,283)	(1,564)	(3,283)	(1,733)
特殊項目	—	(1,325)	—	8,528
未計聯營公司業績前之(虧損)／溢利	(3,283)	(2,889)	(3,283)	6,795
所佔聯營公司業績	17,700	9,787	17,700	9,787
除税前溢利	14,417	6,898	14,417	16,582
税項	(7,693)	(4,697)	(5,236)	(5,692)
除税後溢利	6,724	2,201	9,181	10,890
少數股東權益	(1,188)	(428)	(1,188)	810
股東應佔溢利	5,536	1,773	7,993	11,700
每股盈利				
a. 基本	4.6仙	1.5仙	6.7仙	9.9仙
b. 全面攤薄	4.6仙	1.5仙	6.7仙	9.8仙

累積溢利表

	二零零二年	二零零一年	二零零二年	二零零一年
股東應佔溢利	5,536	1,773	7,993	11,700
上年度保留溢利之結存	93,750	97,913	91,293	85,529
可供分配溢利	99,286	99,686	99,286	97,229
股息	(4,801)	(5,936)	(4,801)	(5,936)
撥入下年度保留溢利之結存	94,485	93,750	94,485	91,293

資產負債表項目

	二零零一年 千坡元 (重新編製備考)	二零零一年 千坡元 (如年報所載)
非流動資產合計	210,941	208,814
非流動負債合計	117,304	117,634
儲備	209,758	207,301

二零零一年之前期調整乃就奇勝工業集團於往年度把一間聯營公司無形資產之外間權益錯誤分配予母公司而作出攤銷，以及其附屬公司將功能貨幣由印尼盾更改為美元而作出之調整。

24. 租賃承擔

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
營業租賃下最少租賃付款金額	3,531	2,443	97	97

於資產負債表日，未列賬於財務報表之未來營業租賃承擔如下：

	奇勝工業集團		奇勝工業	
	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元
一年內	2,860	4,578	46	87
二至五年內	1,742	7,021	–	30
超過五年	2,687	2,792	–	–
	7,289	14,391	46	117

25. 資本承擔

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
已簽約但未撥備之資本承擔	4,471	11,446
已批准但未簽約之資本承擔	42	–
	4,513	11,446

26. 其他承擔

於二零零一年，奇勝工業與奇勝工業集團之澳洲聯營公司，Gerard Industries (No 3) Pty Ltd.（「G13PL」）之其中一位股東Mr. Robert Gerard先生就有關其於澳洲Adelaide Bank借出總值6,000,000澳元之貸款以購買額外G13PL股份達成一項認沽權協議。該借款以分期形式償還，並會在二零零六年十二月時全部還清。根據認沽權協議，奇勝工業授予他可要求奇勝工業在假使他沒還款予Adelaide Bank時，可要求奇勝工業購買與其未償還借款餘額同等價值之G13PL權益。若該認沽權被行使，奇勝工業集團於G13PL之股份權益將會隨之而增加，若按借款全額計算，權益最高增加額約為百分之三。

27. 或然負債（無抵押）

	奇勝工業集團 二零零二年 千坡元	奇勝工業集團 二零零一年 千坡元	奇勝工業 二零零二年 千坡元	奇勝工業 二零零一年 千坡元
出口票據貼現附追索權	599	963	–	–
予聯營公司之銀行貸款擔保	15,305	13,920	15,305	13,920
被附屬公司使用之銀行貸款擔保	–	–	65,450	31,936
	15,904	14,883	80,755	45,856

28. 附屬公司

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百份率 二零零二年 %	所持有效權益百份率 二零零一年 %	投資成本 二零零二年 千坡元	投資成本 二零零一年 千坡元
Ample Technique Sdn Bhd (ii)	馬來西亞	產製及銷售整流器、電燈裝置、空氣流動裝置、光管掣及其他金屬部件	100*	100*	–	–
Ashton Investments Pte Ltd (i)	新加坡	控股投資	100	100	#	#
Bowden (Australia) Pty Ltd (vi)	澳洲	控股投資	100	100	6,438	6,438
Bowden Extrusion HK Limited (ii)	香港	控股投資及銷售塑膠原材料；塑料線管及有關產品	54.02	54.02	679	679
寶頓實業有限公司(ii)	香港	控股投資、產製及銷售電器配件、電子控制裝置及有關產品	100	100	54,184	54,184
惠山電器工業有限公司(ii)	香港	控股投資	100*	100*	–	–
惠山電器開關（香港）有限公司(ii)	香港	控股投資	100*	100*	–	–

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百份率		投資成本	
			二零零二年	二零零一年	二零零二年	二零零一年
			%	%	千港元	千港元
Burgess Investments Limited (vi)	巴哈馬	控股投資	100	100	#	#
亞洲奇勝有限公司(ii)	香港	推廣及銷售電器配件、電子控制裝置及有關產品	100	100	28,893	28,893
奇勝電器(惠州)工業有限公司(iii)	中國	產製及銷售電器配件、電子控制裝置及有關產品	90*	90*	–	–
奇勝通訊(亞洲)有限公司(ii)	香港	發展,銷售及推廣數據通訊產品	100	100	2,926	1,188
奇勝通訊(香港)有限公司(ii)	香港	發展,銷售及推廣數據通訊產品	100*	–	–	–
Clipsal Datacomms. (M) Sdn Bhd (ii)	馬來西亞	發展,銷售及推廣數據通訊產品	63.9*	–	–	–
Clipsal Datacomms. (S) Pte Ltd (i)	新加坡	發展,銷售及推廣數據通訊產品	76.7*	–	–	–
奇勝香港有限公司(ii)	香港	推廣及銷售電器裝置產品	100*	–	–	–
奇勝科技系統(香港)有限公司(ii)	香港	發展,銷售及推廣建築及家庭自動化系統及電子產品	76.7	76.7	242	242
Clipsal Integrated Systems (M) Sdn Bhd (ii)	馬來西亞	提供家庭自動化智能能源及建築管理系統之項目概念,設計,產品,顧問,考察及有關服務	63.9*	63.9*	–	–

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百分率		投資成本	
			二零零二年	二零零一年	二零零二年	二零零一年
			%	%	千坡元	千坡元
Clipsal Integrated Systems Pte Ltd (i)	新加坡	發展,銷售及推廣建築及家庭自動化系統及電子產品	76.7*	76.7*	–	–
Clipsal International Pte Ltd (i)	新加坡	投資控股及推廣	100	100	5,518	5,518
奇勝國際貿易(上海)有限公司	中國	分銷電器及電子產品	100*	100*	–	–
Clipsal (Malaysia) Sdn Bhd (ii)	馬來西亞	推廣及銷售電器及有關產品	100	100	#	#
Clipsal Manufacturing (M) Sdn Bhd (ii)	馬來西亞	產製及銷售電器配件、及低電壓開關裝置	100*	100*	–	–
Clipsal Middle East (FZC) (ii)	阿拉伯聯合大公國	推廣及銷售電器裝置產品	60	60	230	230
Clipsal Pakistan (Pvt) Limited (ii)	巴基斯坦	產製及銷售電器裝置產品	60	60	146	92
Clipsal Philippines, Inc. (ii)	菲律賓	推廣及銷售電器裝置產品	99.9*	99.9*	–	–
Clipsal Singapore Pte Ltd (i)	新加坡	推廣及銷售電器及有關產品	100	100	#	#
Clipsal Taiwan Co., Ltd (ii)	台灣	推廣及銷售電器配件、電子控制裝置及有關產品	75*	75*	–	–
奇勝塑管(惠州)有限公司 (iii)	中國	產製及銷售塑料線管及相關產品	40.5*	40.5*	–	–

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百份率 二零零二年 %	所持有效權益百份率 二零零一年 %	投資成本 二零零二年 千坡元	投資成本 二零零一年 千坡元
Clipsal Vietnam Co., Ltd (ii)	越南	產製及銷售電器裝置產品	63*	63*	–	–
CVH Industries Limited (ii)	香港	推廣及銷售電器及有關產品	90*	90*	–	–
Dragon Star Enterprises Limited (vi)	英屬維爾京群島	控股投資	100	100	#	#
Fortune Way Developments Limited (vi)	英屬維爾京群島	物業投資	100*	100*	–	–
Gourmets of Asia Limited (ii)	香港	推廣及銷售酒類產品	100*	100*	–	–
超霸電器(香港)有限公司(ii)	香港	推廣及銷售電器裝置產品	100*	–	–	–
超霸電工電器(順德)有限公司(v)	中國	產製及銷售電器及電子產品	100*	100*	–	–
Huge Eastern Sdn Bhd (ii)	馬來西亞	控股投資	100	100	6,720	6,720
Huizhou Clipsal Lighting Co. Ltd (iii)	中國	產製及銷售照明產品及配件	90*	90*	–	–
贊津有限公司(ii)	香港	物業投資	100*	100*	–	–
年邦投資有限公司(ii)	香港	物業投資	100*	100*	–	–
Lockwood Ltd (vi)	英屬維爾京群島	控股投資	100	100	43,629	43,629
Pacific Fame Investments Ltd (vi)	英屬維爾京群島	控股投資	100	100	#	#
PT Bowden Industries Indonesia (ii)	印尼	產製及銷售電器配件、塑料管及有關產品	55*	55*	–	–
Regal Trinity Limited (vi)	英屬維爾京群島	控股投資	100*	–	–	–

附屬公司名稱	成立及營運地方	主要業務	所持有效權益百分率		投資成本	
			二零零二年	二零零一年	二零零二年	二零零一年
			%	%	千坡元	千坡元
Refour Group Ltd (vi)	英屬維爾京群島	銷售電器及電子產品	100*	100*	–	–
Tarway Pty Ltd (vi)	澳洲	控股投資	100*	100*	–	–
					149,605	147,813

(i) 由新加坡德勤會計師行核數。
(ii) 由德勤•關黃陳方會計師行之成員公司核數。
(iii) 由其他會計師行，廣東粵信會計師事務所有限公司核數。
(iv) 由其他會計師行，上海華城會計師事務所有限公司核數。
(v) 由其他會計師行，廣東德正有限責任會計師事務所核數。
(vi) 由於該些國家並無法定要求，所以沒有核數。

* 由奇勝工業之附屬公司直接持有。
# 該投資成本低於1,000坡元。

29. 聯營公司

主要聯營公司如下：

聯營公司名稱	成立及營運地方	主要業務	所持有效權益百分率		投資成本 奇勝工業集團		奇勝工業	
			二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
			%	%	千坡元	千坡元	千坡元	千坡元
Blue Point Products Pty Ltd# (ii)	澳洲	產製電器配件、尤其是配電板	52.5*	52.5*	–	–	–	–
Clipsal Components (Pvt) Ltd (iv)	斯里蘭卡	產製及銷售零部件作電器配線配件	49*	–	–	–	–	–
Clipsal Controlgear Pty Ltd (ii)	澳洲	產製工業用電氣開關及電控設備	28.9*	28.9*	–	–	–	–
Clipsal East Africa Limited (iii)	肯雅	於肯雅及東非銷售及分銷裝置電器產品	31.5*	31.5*	–	–	–	–
Clipsal Extrusions Pty Ltd (ii)	澳洲	產製有彈性電器管及配件	42*	42*	–	–	–	–

聯營公司名稱	成立及營運地方	主要業務	所持有效權益百份率		投資成本			
					奇勝工業集團		奇勝工業	
			二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
			%	%	千坡元	千坡元	千坡元	千坡元
Clipsal Lanka (Private) Limited (iv)	斯里蘭卡	產製及銷售電器電線配件	49	49	18	18	18	18
惠州奇勝電控有限公司#(v)	中國	產製及推廣工業用電控設備及有關產品	66.4*	66.4*	–	–	–	–
惠山電控(香港)有限公司#(i)	香港	控股投資及推廣工業用電控設備及有關產品	69.9*	69.9*	645	645	–	–
Clipsal Switchgear Pty Ltd (ii)	澳洲	產製斷路器及配電板裝置	39.3*	39.3*	–	–	–	–
Clipsal (Thailand) Co., Ltd (vi)	泰國	推廣及銷售電器電線配件、電子控制裝置及有關產品	49*	49*	1,383	1,383	–	–
通用奇勝(惠州)工業有限公司 (vii)	中國	產製及銷售電器及電子產品	47.5*	47.5*	2,065	2,065	–	–
協勝(香港)有限公司(ii)	香港	銷售電器及電子產品	50*	50*	1	1	–	–
Gerard Industries (No 3) Pty Ltd# (ii)	澳洲	產製廣泛供本地及工業用之電器配件系列	52.45*	52.45*	43,774	43,774	–	–
Hamesmore Pty Ltd# (ii)	澳洲	控股投資	53.9*	53.9*	–	–	–	–
興旺科技有限公司(viii)	香港	發展、產製及推廣廣泛系列無線電頻譜及數據傳輸產品及配件	35*	–	503	–	–	–

聯營公司名稱	成立及營運地方	主要業務	所持有效權益百分率 二零零二年	所持有效權益百分率 二零零一年	投資成本 奇勝工業集團 二零零二年	投資成本 奇勝工業集團 二零零一年	投資成本 奇勝工業 二零零二年	投資成本 奇勝工業 二零零一年
			%	%	千坡元	千坡元	千坡元	千坡元
惠州市德賽超霸電氣有限公司(ix)	中國	產製及銷售電器及電子產品及配件	49*	49*	1,090	1,090	–	–
兆光科技有限公司(i)	香港	發展、產製及分銷發光二極管組裝屏幕產品	25*	20*	703	178	–	–
Lovato S.p.A (x)	意大利	發展、產製及推廣工業用電控裝置及有關產品	39.8*	39.8*	2,989	2,989	–	–
Lumex Clipsal (Pty) Ltd (xi)	南非	產製及分銷電器及有關產品	28.9*	28.9*	–	–	–	–
Tapestry Vineyards Pty Ltd# (ii)	澳洲	Vineyard	66.3*	66.3*	3,174	2,697	–	–
					56,345	54,840	18	18

(i) 由德勤會計師行成員公司核數。
(ii) 由畢馬威會計師事務所成員公司核數。
(iii) 由羅兵咸永道會計師事務所成員公司核數。
(iv) 由其他核數師，Nihal Hettiarachchi & Co., Chartered Accountants核數。
(v) 由其他核數師，廣東粵新會計師事務所有限公司核數。
(vi) 由其他核數師，SGV-Na Thalang & Co., Ltd核數。
(vii) 由其他核數師，惠州市正大會計師事務所有限公司核數。
(viii) 由其他核數師，黃循強會計師事務所核數。
(ix) 由其他核數師，惠州天信會計師事務所有限公司核數。
(x) 由其他核數師，安永會計師事務所核數。
(xi) 由其他核數師，Grant Thornton Kessel Feinstein核數。

* 間接股份。

\# 這些公司被視作奇勝工業集團之聯營公司而非附屬公司，概因奇勝工業集團並沒有其財務及營業政策之直接管控權。

30. 關連人仕交易

除於賬目其他部份披露之關連人仕交易外，奇勝工業集團以正常商業條款所進行之關連人仕交易如下：

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
銷售予關連人仕	95	24
購入自關連人仕	3,135	2,016
自關連人仕之租金收入	41	15
已付關連人仕之租金	29	108

31. 分類資料

奇勝工業集團之主要業務遍及中華人民共和國（包括香港）及其他亞洲國家。奇勝工業集團之風險及回報之主要來源及性質乃按其生產設施及資產所在地之地域區分。因此，其主要分類資料乃以資產所在地之地域劃分。

按地域劃分之奇勝工業集團截至二零零二年十二月三十一日之主要分類資料如下：

以資產所在地劃分之地域分類：

	香港及中國		其他亞洲國家		其他		對銷		綜合	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
營業額										
對外銷售	96,963	115,032	68,396	65,724	20,657	16,535	–	–		
分類間銷售	6,557	7,299	6,833	7,005	18	119	(13,408)	(14,423)		
總營業額	103,520	122,331	75,229	72,729	20,675	16,654	(13,408)	(14,423)	186,016	197,291
業績										
分類業績	(2,754)	(519)	4,926	5,851	1,751	2,107			3,923	7,439
財務成本									(7,206)	(9,172)
未計特殊項目前（虧損）／溢利									(3,283)	(1,733)
特殊項目									–	8,528
未計所佔聯營公司業績前（虧損）／溢利									(3,283)	6,795
所佔聯營公司業績	1,457	3,082	1,032	546	15,211	6,159			17,700	9,787
除稅前溢利									14,417	16,582
稅項									(5,236)	(5,692)
除稅後溢利									9,181	10,890
少數股東權益									(1,188)	810
股東應佔溢利									7,993	11,700

	香港及中國		其他亞洲國家		其他		對銷		綜合	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元	千坡元
資產負債表										
分類資產	188,511	171,504	127,256	134,857	32,489	23,629			348,256	329,990
所佔聯營公司權益	11,993	10,563	2,269	1,732	114,784	99,888			129,046	112,183
可收回稅項									2,948	1,476
遞延稅項資產									213	–
綜合總資產	200,504	182,067	129,525	136,589	147,273	123,517			408,463	443,649
分類負債	26,588	20,083	22,202	18,069	3,623	3,431			52,413	41,583
財務租賃及貸款契約責任									444	776
銀行貸款、透支及商業信貸									173,888	151,825
應付稅項									1,062	1,319
遞延稅項									–	585
綜合總負債	26,588	20,083	22,202	18,069	3,623	3,431			227,807	196,088
其他資料										
購入：										
固定資產	4,151	5,444	3,570	7,849	341	331			8,062	13,624
遞延支出	732	712	663	708	–	–			1,395	1,420
市場專利	–	–	–	–	11,325	–			11,325	–
商譽	7,495	310	23	483	3,258	–			10,776	793
非現金支出：										
折舊及攤銷	5,741	5,092	3,946	3,936	246	168			9,933	9,196

以客戶所在地劃分之營業額

	奇勝工業集團	
	二零零二年	二零零一年
	千坡元	千坡元
香港及中國	83,060	96,702
其他亞洲國家	64,276	62,096
其他	38,680	38,493
	186,016	197,291

奇勝工業集團之主要業務為發展、產製及推廣電器裝置產品，而奇勝工業集團大部份資產均投放於這些業務之中。

32. 財務工具及風險管理政策

a. 信貸風險

信貸風險為若當事人不履行合約責任將導致奇勝工業集團蒙受損失之風險。奇勝工業集團持續進行信貸評估當事人之財務狀況，一般並不會要求抵押品。

奇勝工業集團並沒有就任何個別當事人或任何類似性質之當事人集團承擔任何重大信貸風險。

b. **利率風險**

利率風險指奇勝工業集團於承受利息之債項和承受利息之資產中之相關風險。

非流動應收賬款之利率及還款條款已於財務報表備註12披露，短期及長期債項之利率及還款條款已於財務報表備註19及20披露。

c. **外幣換算風險**

奇勝工業集團外幣換算風險主要由美元及港元兑換為奇勝工業之主要貨幣新加坡元之滙率浮動所產生。

該等風險可透過採用自然套戥加以管理，對沖以外幣為本位之財務資產及負債。

d. **流動性風險**

流動性風險指奇勝工業集團於履行償還短期債務時面對之困難。流動性風險可依靠收入及支出週期之協調加以管理。奇勝工業集團營運資金主要來自股本及累積溢利。

e. **財務資產及負債之公平淨值**

資產負債表中所報告之財務資產及負債之公平淨值依財務報表備註2當中之會計政策決定與該等資產及負債之現時賬面值相約。

33. **比較數字**

某些比較數字已經重新分類以符合本年度之編列。

2. 新加坡公認會計準則與香港公認會計準則重大差異之概要

載列於本附錄之奇勝工業經審核綜合財務報表乃根據新加坡公認會計準則編製及呈列。新加坡公認會計準則與香港公認會計準則在若干重大方面有差異之處。吾等並無對差異之處作出量化。然而，奇勝工業經審核綜合財務報表之有關新加坡公認會計準則及香港公認會計準則之間若干重大差異概述如下。此項概要不應視作完盡無漏。董事認為奇勝工業的綜合財務報表在按新加坡會計準則及香港公認會計準則而編製的方面將無重大差異。

股本證券投資

根據香港公認會計準則，兩種可行會計法適用於股本證券投資。標準處理方法要求把股本證券投資分類為證券投資或其他投資。證券投資乃計劃地按持續基準持有之證券。倘證券乃持有作為已確定長期目的及該目的已於購入或改變目的之日記錄在案，及按記錄目的持有之證券可清楚分辨，則該證券僅可作證券投資處理。證券投資乃以成本值入賬，惟須將預期為永久性之任何減值作出撥備。並非分類為證券投資之股本證券均分類為其他投資，及在資產負債表上以公平價值量度。未變現之賬面收益及虧損均計入該期間之淨盈虧內。

其他處理方法要求股本證券以公平價值量度，而源自證券公平價值變動之任何收益或虧損將呈報為：

(i) 持有作買賣用途之證券收益或虧損於出現之期間計入淨盈虧；

(ii) 持有非作買賣用途之證券收益或虧損於股本中直接確認，直至證券已出售、收納或以其他方式出售，或直至證券釐定為已損耗之時，將累積收益或虧損計入該期間之淨盈虧。

倘購買之主要目的為從短期價格之變動中得益者，該證券為持有作買賣用途。

根據新加坡公認會計準則，股本證券投資分類為長期或短期投資。按長期基準持有之投資以成本值減去任何永久價值損耗列賬，而按短期基準持有之投資以成本值及可變現淨值之較低者列賬。

列於奇勝工業二零零二年十二月三十一日之經審核綜合資產負債表內，當作長線持有之投資被列賬為非流動資產下之其他投資。如按上述香港公認會計準則之標準處理方法列賬，該等投資將被當作投資證券處理而列賬於非流動資產下之證券投資。除呈報上列賬項目分類之分別外，該等投資在按新加坡會計準則及香港公認會計準則下之會計處理並無分別。因此，於製訂備考綜合財務報表時無需就此作出相應調整。

本集團

備考綜合損益表

截至二零零三年三月三十一日止年度

備考綜合損益表以本集團截至二零零三年三月三十一日止年度經審核綜合損益表及奇勝工業截至二零零二年十二月三十一日止年度經審核綜合損益表為依據，而備考之數字乃逆轉於所佔聯營公司業績內奇勝工業之業績及以奇勝工業為本公司一間49.3%附屬公司綜合其損益表而達致。奇勝工業之經審核綜合財務報表根據新加坡公認會計準則編製。有關新加坡公認會計準則與香港公認會計準則重大分別之詳情，請參照附錄二第二節。奇勝工業截至二零零二年十二月三十一日年度止年度之經審核綜合損益表以二零零三年三月三十一日之兑換率1坡元：4.4219港元換算成港元。

(千港元)	本集團	奇勝工業	逆轉奇勝工業為一聯營公司時之權益	重申奇勝工業為一附屬公司	備考綜合
營業額	1,809,127	818,322	–	–	2,627,449
營業虧損	(52,523)	(14,443)	–	–	(66,966)
所佔聯營公司業績	203,295	77,866	(28,719)	–	252,442
除税前溢利	150,772	63,423	(28,719)	–	185,476
税項	(50,730)	(23,034)	11,366	–	(62,398)
除税後溢利	100,042	40,389	(17,353)	–	123,078
少數股東權益	(28,562)	(5,226)	–	(17,810)	(51,598)
股東應佔溢利	71,480	35,163	(17,353)	(17,810)	71,480

本集團

備考綜合資產負債表

於二零零三年三月三十一日

備考綜合資產負債表以本集團於二零零三年三月三十一日之經審核綜合資產負債表及奇勝工業於二零零二年十二月三十一日之經審核綜合資產負債表為依據，而備考之數字乃逆轉本公司於奇勝工業作為一聯營公司之權益及對銷與奇勝工業集團間之欠款，並以奇勝工業為本公司之49.3%附屬公司綜合其資產負債表而達致。奇勝工業之經審核綜合財務報表根據新加坡公認會計準則編製。有關新加坡公認會計準則與香港公認會計準則重大分別之詳情，請參照附錄二第二節。奇勝工業於二零零二年十二月三十一日之經審核綜合資產負債表以二零零三年三月三十一日之兑換率1坡元：4.4219港元換算成港元。

本集團
備考綜合資產負債表(續)
於二零零三年三月三十一日

(千港元)	本集團	奇勝工業	逆轉奇勝工業為一聯營公司時之權益	重申奇勝工業為一附屬公司	備考綜合
非流動資產					
物業、廠房及設備	372,190	277,315	–	–	649,505
所佔聯營公司權益	1,735,245	570,383	(552,756)	99,158	1,852,030
商標	60,649	–	–	–	60,649
證券投資	177,358	46,856	–	–	224,214
長期應收賬項	–	46,702	–	–	46,702
給貿易夥伴之借款	109,000	–	–	–	109,000
無形資產	–	93,792	–	–	93,792
遞延税項資產	–	942	–	–	942
商譽	9,146	49,610	–	27,508	86,264
	2,463,588	1,085,600	(552,756)	126,666	3,123,098
流動資產					
存貨	282,996	244,528	–	–	527,524
應收賬項、應收票據及預付款項	533,190	719,912	–	(106,752)	1,146,350
證券投資	182,351	–	–	–	182,351
應收股息	17,928	–	–	–	17,928
可收回税項	236	13,030	–	–	13,266
銀行結存、存款及現金	163,529	60,576	–	–	224,105
	1,180,230	1,038,046	–	(106,752)	2,111,524
流動負債					
應付賬項及費用	(394,060)	(231,666)	–	7,594	(618,132)
財務租賃責任	(2,127)	(857)	–	–	(2,984)
應付税項	(6,710)	(4,694)	–	–	(11,404)
銀行貸款、透支及入口貸款	(911,205)	(256,877)	–	–	(1,168,082)
	(1,314,102)	(494,094)	–	7,594	(1,800,602)
流動(負債)資產淨值	(133,872)	543,952	–	(99,158)	310,922
非流動負債					
借貸	(1,008,688)	(512,813)	–	–	(1,521,501)
可換股票據	(85,925)	–	–	–	(85,925)
少數股東權益	(223,932)	(24,919)	–	(566,572)	(815,423)
遞延税項	(666)	–	–	–	(666)
	(1,319,211)	(537,732)	–	(566,572)	(2,423,515)
資產淨值	1,010,505	1,091,820	(552,756)	(539,064)	1,010,505
資金來源					
股本	265,953	159,637	(76,797)	(82,840)	265,953
儲備	744,552	932,183	(475,959)	(456,224)	744,552
	1,010,505	1,091,820	(552,756)	(539,064)	1,010,505

1. 責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

2. 董事權益之披露

(a) 於最後實際可行日期，本公司之董事及總裁沒有於本公司或其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節第七及八部份須通知本公司及聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）：－

(i) 本公司

董事姓名	所持股份數目 個人權益	所持股份數目 家族權益	佔本公司已發行股本百份比（百份率）
羅仲榮	73,701,811	–	13.62
吳崇安	66,199,957	417,000	12.31
羅仲炳	–	3,731,253	0.69
羅仲煒	21,986,518	–	4.06
梁伯全	2,702,581	–	0.50
顧玉興	1,606,780	–	0.30
莊紹樑	287,500	–	0.05
周國偉	275,000	–	0.05
王維勤	1,790,081	–	0.33
張定球	1,947,549	–	0.36
呂明華	–	–	–
羅肇強	411,081	–	0.08

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目 1.41港元 認購期由二零零零年五月八日至二零零五年五月七日	1.45港元 認購期由二零零一年三月三十日至二零零六年三月二十九日	1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	1,250,000	1,250,000	–	1,600,000
吳崇安	1,000,000	1,000,000	–	1,600,000
羅仲炳	625,000	625,000	650,000	1,000,000
羅仲煒	625,000	625,000	650,000	1,000,000
梁伯全	–	–	–	500,000
顧玉興	–	625,000	–	500,000
莊紹樑	625,000	625,000	500,000	500,000
周國偉	–	625,000	500,000	600,000
王維勤	–	625,000	–	1,000,000
張定球	–	–	300,000	400,000
呂明華	–	–	250,000	300,000
羅肇強	–	–	250,000	200,000

(ii) 關聯公司

董事姓名	所持金山電池普通股份數目	佔金山電池已發行股本百份比	所持金山實業有限公司普通股份數目	佔金山實業有限公司已發行股本百份比	所持奇勝工業普通股份數目	佔奇勝工業已發行股本百份比	所持GP工業普通股份數目	佔GP工業已發行股本百份比
羅仲榮	200,000	0.19	–	–	–	–	–	–
吳崇安	613,332	0.58	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.08	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	200,000	0.19	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	55,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	254,000	0.24	100,000	0.05	219,013	0.18	260,000	0.06
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
羅肇強	–	–	–	–	40,000	0.03	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之金山電池股份數目				
	3.080坡元 認購期由 二零零零年 八月六日至 二零零四年 八月五日	1.410坡元 認購期由 二零零二年 三月十七日至 二零一零年 三月十六日	1.600坡元 認購期由 二零零二年 十月十一日至 二零一零年 十月十日	1.250坡元 認購期由 二零零四年 八月五日至 二零一二年 八月四日	2.500坡元 認購期由 二零零五年 六月二十五日至 二零一三年 六月二十四日
吳崇安	220,000	200,000	200,000	190,000	190,000
顧玉興	200,000	–	–	170,000	170,000
王維勤	120,000	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之奇勝股份數目 2.025坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000
羅肇強	110,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.41美元 認購期由 二零零零年 八月二日至 二零零四年 八月一日	0.456坡元 認購期由 二零零二年 四月十四日至 二零一零年 四月十三日	0.620坡元 認購期由 二零零三年 四月四日至 二零一一年 四月三日	0.55坡元 認購期由 二零零三年 八月十四日至 二零一二年 八月十三日	0.88坡元 認購期由 二零零四年 九月十五日至 二零一三年 九月十四日
羅仲榮	–	300,000	600,000	384,000	384,000
梁伯全	–	–	–	–	350,000
莊紹樑	130,000	110,000	200,000	130,000	130,000
王維勤	130,000	110,000	220,000	140,000	140,000

(b) 除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其關聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節第七及八部份須通知本公司及聯交所，或根據

證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

董事並無於最後實際可行日期與本集團業務有重大關係之合約或安排中擁有重大權益。

從二零零三年三月三十一日，即本公司最新經審核財務報告之日期直至最後實際可行日期，董事並無直接或間接擁有本集團各成員公司已或擬收購、出售或租用之任何資產之權益。

於最後實際可行日期，董事並無與本公司及任何本集團各成員公司簽署（不包括已到期合約或並未由僱主於一年內決定賠償損失（法定賠償除外））任何服務合約。

3.　主要股東

於最後實際可行日期，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節二及三部份須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

股東名稱	持有股份數目 （股數）	佔本公司已發行股份百分比 （百分率）
施耐德電氣公司	54,579,000	10.09

除以上所披露者外，於最後實際可行日期，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節二及三部份須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

4. 重大合約

本集團旗下各公司於最後實際可行日期前兩個年度內並沒有訂立任何重大或可屬重大之合約（並非於日常業務過程中訂立之合約）。

5. 服務合約

於最後實際可行日期，本公司概無與其任何董事訂立或建議訂立任何服務協議（不包括於一年內屆滿或由本公司終止而毋須作出賠償（法定賠償除外）之合約）。

6. 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

7. 債務

於二零零三年九月三十日營業時間結束時，即本文件付印前就作出本債務聲明而言之最後實際可行日期，本集團有尚未償還借貸約2,198,000,000港元，其中約28,000,000港元為有抵押。該等借貸包括：有抵押銀行貸款約22,000,000港元，財務租賃及租購合約責任約6,000,000港元，一項可換股貸款之責任約87,000,000港元以及無抵押銀行借貸約2,083,000,000港元。

於二零零三年九月三十日，集團就可追溯折現出口單據及就各聯營公司所獲銀行備用額所作出之擔保所產生或然負債合共約48,000,000港元。

外幣款項已按二零零三年九月三十日營業時間結束時之匯率換算為港元。

除上文或本文所披露者外，不計及集團內公司間之負債，於二零零三年九月三十日營業時間結束時，本集團旗下各公司概無任何重大之尚未償還借貸資本、銀行透支、貸款或其他同類債務、債權證、按揭、抵押、租購承擔、擔保或其他重大或然負債。

自二零零三年九月三十日起，董事確認，本集團之債項或或然負債概無任何重大變動。

8. 營運資金

董事認為，本集團具備充足營運資金以應付現時所需。

9. 財務狀況

就董事所知，本集團之財務或貿易狀況自二零零三年三月三十一日（即本公司最近期刊發之財務報表日期）以來並無任何重大之變動。

10. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及特許秘書及行政人員公會之會員。

(b) 如本文件及代表委任表格之中英文本內容有任何分歧，乃以英文本為準。

11. 備查文件

以下文件由即日起直至二零零三年十二月三十一日（包括該日）之營業時間內於張葉司徒陳律師行之辦事處（地址為香港中環遮打道16-20號歷山大廈15樓）及於股東特別大會上可供查閱：

(i) 本集團截至二零零三年三月三十一日止兩個年度之經審核綜合賬目；

(ii) 本公司組織章程大綱及細則。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)


GOLD
PEAK

茲通告金山工業(集團)有限公司(「本公司」)將於二零零三年十二月三十一日(星期三)上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓寶宏廳舉行股東特別大會,藉以考慮及酌情通過(如認為合適)下列將以普通決議案方式提呈之決議案(不論是否作出修訂):

普通決議案

1. 「**動議**:

   (a) 通過綜合交易(定義見本公司於二零零三年十二月十五日致其股東之通函(「該通函」),其註明「A」記號之副本已提交本大會並由大會主席簽署以資識別)及在不損害前述一般性的情況下:

      (i) 本公司,以其為GP工業(定義見該通函)之控股公司之身份將通過或促使通過有關令綜合交易生效及實施之GP工業之股東及/或董事會決議案;及

      (ii) 一般性授權本公司董事在其認為必需及適當地可令該綜合交易生效及實施的情況下簽署所有文件及辦理所有事宜;及

   (b) 本決議案中列明之權力由本決議案通過之日起生效,直至在本決議案通過之日後的一年或本決議案中列明之權力在一般股東大會上由股東以普通決議案推翻或更改之日(以較先發生者)為止。」

2. 「動議,於特別股東大會之通告中列明的決議案一獲通過並與本決議案組成一部份後:-

   (a) 通過非綜合交易(定義見該通函)及在不損害前述一般性之情況下:

      (i) 本公司,以其為GP工業之控股公司之身份將通過或促使通過有關令

非綜合交易生效及實施之GP工業之股東及／或董事會決議案；及

(ii) 一般性授權本公司董事在其認為必需及適當地可令該非綜合交易生效及實施的情況下簽署所有文件及辦理所有事宜；及

(b) 本決議案中列明之權力由本決議案通過之日起生效，直至在本決議案通過之日後的一年或本決議案中列明之權力在一般股東大會上由股東以普通決議案推翻或更改之日（以較先發生者）為止。」

承董事局命
公司秘書
黃文傑

香港二零零三年十二月十五日

註冊辦事處：
香港
新界
葵涌
葵榮路30號
金山工業中心
八樓

附註：

(1) 凡有權出席股東特別大會及於會上投票之任何股東均有權委任一名或以上代表，代其出席並於大會上投票表決時代表其投票。委任代表毋須為本公司股東。

(2) 如本公司任何股份有聯名登記持有人，則任何一位該等人士均可就該股份於股東特別大會上親身或委派代表投票，猶如唯一有權投票者，惟倘超過一名該等聯名持有人親身或委派代表出席大會，則就該股份而名列本公司股東名冊首位之該名出席大會之持有人才有權投票。

(3) 代表委任表格連同已簽署之授權書或（如有）或經由公證人簽署證明之授權書副本，必須於股東特別大會或其任何續會（視乎情況）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界葵涌葵榮路30號金山工業中心八樓，方為有效。如未能及時交回，則代表委任表格將會視作無效。倘股東欲出席股東特別大會或其任何續會，填妥及交回代表委任表格後並不會妨礙股東親身出席及於會上投票。